Exhibit 99.68

Franco-Nevada Corporation

NI 43-101 Technical Report

Palmarejo Project Royalty

Chihuahua State, Mexico

Prepared for:

Franco-Nevada Corporation

Exchange Tower

130 King Street West, Suite 740

P.O. Box 467

Toronto, Ontario, M5X 1E4

Prepared by:

7175 W. Jefferson Ave.

Suite 3000

Lakewood, Co 80235

SRK Project Number:  178600.060

Effective Date:  November 4, 2010

Report Date:  January 28, 2011

Contributor:

Katherine L. Garramone

Endorsed by QP:

Dr. Neal Rigby, CEng, MIMMM, PhD

Table of Contents

1	INTRODUCTION (ITEM 4)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Basis of the Technical Report on Royalty Interests		1-1
	1.3	Effective Date		1-2
	1.4	Qualifications of Consultants (SRK)		1-2
2	RELIANCE ON OTHER EXPERTS (ITEM 5)			2-1
	2.1	Cautionary Statement for the Royalty Report		2-1
	2.2	Limitations and Reliance on Information		2-1
3	PROPERTY DESCRIPTION AND LOCATION (ITEM 6)			3-1
	3.1	Property Location		3-1
	3.2	Mineral Titles		3-1
	3.3	Location of Mineralization		3-2
	3.4	Royalties, Agreements and Encumbrances		3-2
	3.5	Environmental Liabilities and Permitting		3-7
		3.5.1	Required Permits and Status	3-7
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)			4-1
	4.1	Topography, Elevation and Vegetation		4-1
	4.2	Climate and Length of Operating Season		4-1
	4.3	Physiography		4-1
	4.4	Access to Property		4-1
	4.5	Surface Rights		4-2
	4.6	Local Resources and Infrastructure		4-2
		4.6.1	Access Road and Transportation	4-2
		4.6.2	Power Supply	4-2
		4.6.3	Water Supply	4-2
		4.6.4	Tailings Storage Area	4-2
5	HISTORY (ITEM 8)			5-1
	5.1	Pre-Planet Gold (Coeur) Exploration and Mining History		5-1
	5.2	Historic Mineral Resource and Reserve Estimates		5-3
		5.2.1	Prior NI 43-101 Compliant Mineral Resource Estimates	5-3
6	GEOLOGICAL SETTING (ITEM 9)			6-1
	6.1	Regional Geology		6-1
	6.2	Local and Project Geology		6-2
		6.2.1	The Palmarejo Area	6-2
		6.2.2	The Guadalupe Area	6-2
		6.2.3	The La Patria Area	6-3
7	DEPOSIT TYPE (ITEM 10)			7-1
8	MINERALIZATION (ITEM 11)			8-1
	8.1	Palmarejo Area		8-1
	8.2	Guadalupe Area		8-2
	8.3	La Patria		8-3
	8.4	Other Areas of Mineralization		8-4

I

		8.4.1	Palmarejo Norte	8-4
		8.4.2	Los Bancos	8-4
9	EXPLORATION (ITEM 12)			9-1
	9.1	Surveys and Investigations		9-1
		9.1.1	Planet Gold Exploration, 2003-2007	9-1
		9.1.2	Coeur Exploration 2008-Present	9-3
10	DRILLING (ITEM 13)			10-1
	10.1	Type and Extent of Drilling		10-1
		10.1.1	Palmarejo Drill Data	10-1
		10.1.2	Guadalupe Drill Data	10-2
		10.1.3	La Patria Drill Data	10-3
		10.1.4	Procedures	10-4
11	SAMPLING METHOD AND APPROACH (ITEM 14)			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Diamond Drilling	11-1
		11.1.2	Reverse Circulation Drilling	11-1
12	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)			12-1
	12.1	Sample Preparation and Assaying Methods		12-1
		12.1.1	ALS CHEMEX Preparation (ALS code: PREP-31)	12-1
		12.1.2	ALS CHEMEX Au and Ag Analyses (ALS codes: Au-ICP21, Au-GRA21, Ag-GRA21, ME-GRA21)	12-1
	12.2	Quality Controls and Quality Assurance		12-1
	12.3	Palmarejo Project- QA/QC Program and Third Party Reviews		12-3
		12.3.1	Palmarejo Reference Samples	12-3
		12.3.2	Blanks	12-4
		12.3.3	Analytical Standards	12-4
		12.3.4	Palmarejo Duplicate Samples	12-5
		12.3.5	Palmarejo Check Assays	12-7
		12.3.6	AMEC’s Review of Palmarejo QA/QC	12-8
		12.3.7	Palmarejo QA/QC Discussion and Recommendations	12-9
	12.4	Guadalupe Project Historic QA/QC and Third Party Reviews		12-10
		12.4.1	Guadalupe Historic QA/QC Discussion and Recommendations	12-10
	12.5	Exploration 2009 QA/QC Program — Guadalupe, La Curra and Los Bancos		12-10
		12.5.1	Guadalupe Reference Samples	12-11
		12.5.2	Guadalupe QA/QC Discussion and Recommendations	12-12
	12.6	La Patria Project QA/QC Program		12-13
		12.6.1	La Patria Reference Samples	12-13
		12.6.2	Blanks	12-14
		12.6.3	Analytical Standards	12-14
		12.6.4	La Patria Duplicate Samples and Duplicate Analyses	12-15
		12.6.5	La Patria QA/QC Discussion and Recommendations	12-16
13	DATA VERIFICATION (ITEM 16)			13-1
	13.1	Quality Control Measures and Procedures		13-1
		13.1.1	GEMCOM Gems™ vs. acQuire Database Validation	13-1
		13.1.2	AMEC’s Database Verification	13-2

II

		13.1.3	Drillhole Collars Verification	13-3
		13.1.4	Palmarejo Resource Database Import and Validation	13-5
		13.1.5	Twin Holes	13-7
	13.2	Limitations		13-8
14	ADJACENT PROPERTIES (ITEM 17)			14-1
	14.1	La Curra Property		14-1
15	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)			15-1
	15.1	Historic Third Party Test Programs Summary		15-1
	15.2	Palmarejo Metallurgical Testwork Summary		15-3
	15.3	Guadalupe Metallurgical Testwork Summary		15-14
16	MINERAL RESOURCES (ITEM 19)			16-1
	16.1	Mineral Resource Estimation Methodology Palmarejo		16-1
		16.1.1	Assay Data	16-1
		16.1.2	Material Density	16-1
		16.1.3	Geologic Modeling	16-2
		16.1.4	Exploratory Data Analysis (EDA)	16-7
		16.1.5	Block Model Estimation Methodology Palmarejo	16-11
		16.1.6	Block Model Validation	16-13
		16.1.7	Resource Classification	16-14
	16.2	Mineral Resource Estimation Methodology Guadalupe Deposit		16-15
		16.2.1	Data	16-15
		16.2.2	Density	16-16
		16.2.3	Deposit Geology Pertinent to Resource Modeling	16-17
		16.2.4	Exploratory Data Analysis (EDA)	16-19
		16.2.5	Block Model Estimation Methodology Guadalupe	16-27
		16.2.6	Block Model Validation	16-29
	16.3	Mineral Resource Estimation Methodology La Patria		16-29
		16.3.1	Data	16-29
		16.3.2	Material Density	16-30
		16.3.3	Geological Model	16-30
		16.3.4	Exploratory Data Analysis (EDA)	16-31
		16.3.5	Block Model Estimation Methodology La Patria	16-34
		16.3.6	Block Model Validation	16-34
		16.3.7	Resource Classification	16-35
17	MINERAL RESERVES (ITEM 19)			17-1
	17.1	Statement of Mineral Reserves and Resources Palmarejo Deposit		17-1
	17.2	Statement of Mineral Reserves and Resources Guadalupe Deposit		17-5
		17.2.1	Guadalupe Resource Discussion	17-6
	17.3	Statement of Mineral Reserves and Resources La Patria		17-7
	17.4	Summary of Mineral Reserves and Resources Palmarejo Project		17-8
18	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)			18-1
19	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION (ITEM 25)			19-1
	19.1	Mining Operations		19-1
		19.1.1	Palmarejo Operations	19-1

III

		19.1.2	Guadalupe Operations	19-3
	19.2	Mining Method		19-13
	19.3	Processing and Recoverability		19-13
	19.4	Markets		19-16
	19.5	Contracts		19-16
	19.6	Environmental Considerations		19-16
	19.7	Taxes and Royalties		19-19
		19.7.1	Overview	19-19
		19.7.2	Taxable Income and Rates	19-19
		19.7.3	Foreign Investment Incentives and Restrictions	19-19
		19.7.4	Flat Tax	19-20
		19.7.5	Deductions	19-20
		19.7.6	Losses	19-21
		19.7.7	Capital Gains Taxation	19-21
		19.7.8	Dividends	19-21
		19.7.9	Interest	19-21
		19.7.10	Royalties and Fees	19-22
		19.7.11	Foreign Income and Tax Treaties	19-22
		19.7.12	Controlled Foreign Companies	19-23
		19.7.13	Consolidated Returns	19-23
		19.7.14	Turnover and Other Indirect Taxes and Duties	19-23
	19.8	Capital Costs		19-24
		19.8.1	Capital Cost Estimate Palmarejo	19-24
		19.8.2	Capital Cost Estimate Guadalupe	19-25
	19.9	Operating Costs		19-25
		19.9.1	Operating Cost Estimate Palmarejo	19-25
		19.9.2	Operating Cost Estimate Guadalupe	19-25
	19.10	Economic Analysis		19-26
		19.10.1	Sensitivity	19-29
		19.10.2	Mine Life	19-30
20	INTERPRETATION AND CONCLUSIONS (ITEM 21)			20-1
21	RECOMMENDATIONS (ITEMS 22)			21-1
22	REFERENCES (ITEM 23)			22-1
23	GLOSSARY			23-1
	23.1	Mineral Resources		23-1
	23.2	Mineral Reserves		23-1
	23.3	Glossary		23-2

List of Tables

Table 1: Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves	1-3
Table 2: Total Palmarejo District Mineral Reserves	1-4
Table 3: Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves	1-4

IV

Table 4: Guadalupe Operating Cost Estimates	1-7
Table 5: Palmarejo Mine Operating Cost Estimates	1-7
Table 6: Economic Analysis	1-8
Table 3.1.1: Mining Concessions Owned 100% by Coeur Mexicana	3-1
Table 3.1.2: Mining Concessions Partially Owned by Coeur Mexicana	3-1
Table 3.4.1: CNP Agreement Concessions	3-3
Table 3.4.2: Carmen Breach Valenzuela Agreement Concessions	3-4
Table 3.4.3: Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions	3-4
Table 3.4.4: James Patterson Agreement Concessions	3-5
Table 5.1.1: Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992	5-2
Table 5.2.1: Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine	5-3
Table 5.2.1.1: Palmarejo 2004 Inferred Silver and Gold Resources	5-4
Table 5.2.1.2: Palmarejo 2005 Silver and Gold Resources	5-4
Table 5.2.1.3: Palmarejo 2006 Silver and Gold Resources	5-5
Table 5.2.1.4: Palmarejo 2007 Silver and Gold Resources; September 2007	5-6
Table 5.2.1.5: Guadalupe Inferred Resources; October 2006	5-7
Table 5.2.1.6: Guadalupe Indicated Resources; September 2007	5-7
Table 5.2.1.7: Guadalupe Inferred Resources; September 2007	5-7
Table 5.2.1.8: La Patria Inferred Resources: September 2007	5-8
Table 5.2.1.9: Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves, January 1, 2009	5-8
Table 5.2.1.10: Total Palmarejo District Mineral Reserves, January 1, 2009	5-8
Table 5.2.1.11: Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves, January 1, 2009	5-9
Table 5.2.1.12: Total Palmarejo Ore Production 2008 — 2009	5-10
Table 9.1.1.1: Planet Gold Palmarejo Underground Channel Sample Database Statistics	9-1
Table 9.1.2.1: Coeur Drilling and Sampling January 2008 to December 2009	9-3
Table 10.1.1.1: Palmarejo Drilling Summary- Planet Gold (2003-2007)	10-1
Table 10.1.1.2: Coeur Mexicana Drilling at Palmarejo- 2008 and 2009	10-1
Table 10.1.1.3: Palmarejo Drillhole Summary, Coeur Mexicana 2008 and 2009	10-2
Table 10.1.2.1: Guadalupe Drilling Summary- Planet Gold (MDA, 2007)	10-2
Table 10.1.2.2: Planet Gold Guadalupe Drill-Hole Database Summary (2005-2007)	10-2

V

Table 10.1.2.3: Coeur Exploration Drilling and Sampling at Guadalupe January to December 2008 and January to December 2009	10-2
Table 10.1.2.4: Guadalupe Resource Drill Data	10-3
Table 10.1.3.1: Planet Gold Drilling at La Patria, 2005-2006 (MDA, 2007)	10-3
Table 10.1.3.2: Planet Gold 2005-2006 La Patria Drilling Summary (MDA, 2007)	10-3
Table 10.1.3.3: La Patria Post-Resource Drilling Summary	10-3
Table 10.1.3.4: Total Drilling at La Patria, 2005-2007 (MDA, 2007)	10-3
Table 12.3.1.1: Palmarejo Reference Sample Results (December 04, 2003 to September 12, 2006)	12-3
Table 12.3.4.1: Duplicate Sample Assay Statistics: Palmarejo	12-6
Table 12.3.4.2: Rig-ReSplit Duplicates Assay Statistics: Palmarejo	12-6
Table 12.3.4.3: Chemex Internal Check-Assay Statistics: Palmarejo	12-6
Table 12.3.4.4: MDA 2004 Duplicate-Sample Assay Statistics	12-7
Table 12.3.5.1: 2005 BSI Inspectorate Check Assay Statistics: Palmarejo	12-7
Table 12.3.5.2: 2005 ACME Laboratories Check Assay Statistics	12-7
Table 12.3.6.1: Final Duplicate Summary	12-8
Table 12.3.6.2: Standard Summary	12-9
Table 12.5.1: Field and QA/QC Sample Activity 2009	12-10
Table 12.5.1.1: Standards Used in 2009	12-11
Table 12.6.1.1: La Patria Project - Reference Sample Results (10-Feb-06 to 20-Apr-07)	12-13
Table 12.6.4.1: Duplicate-Sample Statistics: La Patria	12-15
Table 12.6.4.2: Duplicate-Sample Statistics: La Patria (outlier removed)	12-15
Table 12.6.4.3: Rig-ReSplit Duplicates Assay Statistics: La Patria	12-16
Table 12.6.4.4: Chemex Internal Duplicate-Assay Statistics: La Patria	12-16
Table 13.1.1.1: Results of Original Composite Comparison for Palmarejo	13-2
Table 13.1.2.1: Original Drillholes Summary	13-2
Table 13.1.2.2: Combined Drillholes Summary	13-3
Table 13.1.3.1: Drillhole Collar Locations Checked in the Field (with GPS)	13-3
Table 13.1.3.2: Collar Survey Investigation Summary	13-5
Table 13.1.5.1: Twin Holes Evaluated by AMEC	13-7
Table 14.1.1: Mining Concessions Considered in the “La Curra” Agreement	14-1
Table 15.2.1: Samples Tested	15-4
Table 15.2.2: Comminution Testwork Summary	15-5

VI

Table 15.2.3: Different Process Route Testwork Summary	15-6
Table 15.2.4: Flotation Testwork Summary	15-7
Table 15.2.5: Leaching Testwork Summary	15-8
Table 15.2.6: Cyanide Destruction Testwork Summary	15-9
Table 15.2.7: Settling Testwork Summary	15-11
Table 15.2.8: Oxygen Uptake Testwork Summary	15-11
Table 15.2.9: Merrill Crowe Zinc Precipitation Testwork Summary	15-12
Table 15.3.1: Guadalupe Metallurgical Samples Selected	15-14
Table 15.3.2: Guadalupe Metallurgical Test Results	15-15
Table 15.3.3: Mineral Species at Guadalupe and Palmarejo	15-15
Table 16.1.2.1: Palmarejo Specific-Gravity Statistics by Geology	16-2
Table 16.1.2.2: Palmarejo Specific-Gravity by Geology	16-2
Table 16.1.3.1: Lithological Unit Descriptions and Codes	16-3
Table 16.1.3.2: Minas Huruapa Production 1979 to 1992	16-5
Table 16.1.4.1: Capped Composites Used by Coeur	16-8
Table 16.1.4.2: Raw Data and Composite Lengths by Domain	16-9
Table 16.1.4.3: Raw Data and Composite Statistics for Gold and Silver	16-10
Table 16.1.4.4: Correlogram Parameters	16-11
Table 16.1.5.1: Block Model Geometry	16-11
Table 16.1.5.2: Grade Estimation Parameters	16-13
Table 16.1.6.1: Gold and Silver Statistics for the NN and Kriged Models	16-14
Table 16.1.7.1: Resource Classification Parameters	16-15
Table 16.1.7.2: Density Averages	16-15
Table 16.2.2.1: Guadalupe Specific-Gravity Statistics: Mineralized Core Samples	16-16
Table 16.2.3.1: Guadalupe Domain Codes	16-18
Table 16.2.4.1: Raw Assay Length Statistics by Domain - Used for Optimizing Composite Length	16-20
Table 16.2.4.2: Raw Assay Statistics for Gold by Domain YE 2009	16-21
Table 16.2.4.3: Raw Assay Statistics for Silver by Domain YE 2009	16-22
Table 16.2.4.4: Cap Statistics for Silver & Gold Composites (1.50m)	16-23
Table 16.2.4.5: Descriptive Statistics for Uncapped Gold Composites (1.50m)	16-23
Table 16.2.4.6: Descriptive Statistics for Capped Gold Composites (1.50m)	16-24
Table 16.2.4.7: Descriptive Statistics for Uncapped Silver Composites (1.50m)	16-25

VII

Table 16.2.4.8: Descriptive Statistics for Capped Silver Composites (1.50m)	16-26
Table 16.2.4.9: Search Parameters & Rotations	16-27
Table 16.2.5.1: Block Model Geometry	16-27
Table 16.2.5.2: Interpolation Restrictions	16-28
Table 16.3.2.1: La Patria Specific-Gravity Statistics: Mineralized Core Samples	16-30
Table 16.3.4.1: Gold Domain Statistics — La Patria	16-32
Table 16.3.4.2: Gold Capping Statistics — La Patria	16-32
Table 16.3.4.3: Silver Domain Statistics — La Patria	16-33
Table 16.3.4.4: Silver Capping Statistics — La Patria	16-33
Table 16.3.4.5: Gold Composite Statistics — La Patria	16-33
Table 16.3.4.6: Silver Composite Statistics — La Patria	16-34
Table 16.3.5.1: Estimation Parameters — La Patria	16-34
Table 16.3.7.1: La Patria Domain Classification Parameters: Ag and Au	16-35
Table 17.1.1: Cut-off Grade and Equivalency Multiplier Calculations	17-2
Table 17.1.2: Proven and Probable Mineral Reserves — Palmarejo Deposit	17-4
Table 17.1.3: Total Palmarejo Deposit Resource Inclusive of Mineral Reserves	17-4
Table 17.1.4: Palmarejo Deposit Resource Exclusive of Reserves	17-5
Table 17.2.1: Guadalupe Deposit Mineral Reserves	17-5
Table 17.2.2: Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves	17-5
Table 17.2.3: Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves	17-6
Table 17.2.1.1: Guadalupe Unconstrained Global YE 2009 Resources	17-7
Table 17.3.1: La Patria Deposit Mineral Resources No Reserves	17-8
Table 17.4.1: Total Palmarejo District Mineral Reserves	17-8
Table 17.4.2: Total Palmarejo District Resource Inclusive of Mineral Reserves	17-9
Table 17.4.3: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves	17-9
Table 19.1.1.1: Remaining Life of Mine Production Summary: Underground and Open Pit Sources	19-2
Table 19.1.2.1: Guadalupe Economic Parameters	19-4
Table 19.1.2.2: Guadalupe Mining Methods and Stope Design Parameters	19-5
Table 19.1.2.3: Summary of Ramp Meters to Main Access Levels	19-6
Table 19.1.2.4: Guadalupe Underground Primary Development Summary	19-6
Table 19.1.2.5: Guadalupe Secondary Development	19-7
Table 19.1.2.6: Mexico Development and Mining Costs	19-7

VIII

Table 19.1.2.7: Underground Equipment	19-8
Table 19.1.2.8: Estimated Ventilation Requirements	19-9
Table 19.1.2.9: Ventilation Distribution Summary	19-10
Table 19.1.2.10: Capital and Operating Costs, Guadalupe Ore Transport	19-13
Table 19.3.1: Palmarejo Quarterly Mine Production Statistics (US$M)	19-15
Table 19.8.1.1: Palmarejo Construction Capital Cost Estimate	19-24
Table 19.8.1.2: Remaining LoM Development Requirements for Palmarejo Underground Mine	19-24
Table 19.9.1.1: Palmarejo Operating Cost Estimates	19-25
Table 19.9.2.1: Operating Cost Summary	19-26
Table 19.9.2.2: Palmarejo Operating Costs (September 30, 2010)*	19-26
Table 19.10.1: Economic Analysis	19-27
Table 19.10.2: Sensitivity of Project Performance to and Silver Price	19-28
Table 19.10.3: Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade	19-28
Table 19.10.4: Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade	19-28
Table 19.10.5: Sensitivity of Project Performance to a 10% Increase in Operating Cost	19-29
Table 19.10.6: Sensitivity of Project Performance to a 10% Decrease in Operating Cost	19-29
Table 19.10.7: Sensitivity of Project Performance to a 10% Increase in Capital Costs	19-29
Table 19.10.8: Sensitivity of Project Performance to a 10% Decrease in Capital Costs	19-29
Table 19.10.1.1: Reserves Sensitivity Analysis	19-29
Table 23.3.1: Abbreviations	23-2

List of Figures

Figure 3-1: Regional Map Showing Project Location	3-8
Figure 3-2: Localized Map Showing Project Location	3-9
Figure 3-3: Locations of Palmarejo Mineral Deposits	3-10
Figure 3-4: Location of Palmarejo District	3-11
Figure 3-5: Property Map of the Palmarejo District	3-12
Figure 4-1: Overview of the Palmarejo Area	4-4
Figure 4-2: Overview of the Guadalupe Area	4-5
Figure 4-3: Average Rainfall, Chinipas, Mexico (Skeet, 2004b)	4-6
Figure 6-1: Regional Geology of the Palmarejo Area	6-4
Figure 6-2: Geologic Map of the Palmarejo Area	6-5

IX

Figure 6-3: Geologic Map of the Guadalupe Area	6-6
Figure 6-4: Cross Section of the Guadalupe Structure	6-7
Figure 6-5: Geologic Map of the La Patria Area	6-8
Figure 7-1: Low Sulfidation Polymetallic Silver-Gold Mineralization	7-2
Figure 8-1: North-South Cross Section through the Rosario Clavo	8-6
Figure 8-2: Cross Section through the 76 Clavo	8-7
Figure 8-3: Cross Section of the 76 Clavo on the La Blanca Structure	8-8
Figures 8-4a-d: Four Breccia Types of the Palmarejo Mineralized Veins	8-9
Figure 8-5: La Prieta Vein Long Section with Drill-Hole Pierce Points and Mineralized Shoots	8-10
Figure 8-6: Photo Showing the Guadalupe Norte Clay Alteration	8-11
Figure 8-7: Photo Showing Sulfide Mineralization (NQ core sample from hole TGDH 055 at 368m, assaying 186ppm Au and 3720ppm Ag)	8-12
Figure 8-8: Photo Showing Mineralized Rhodochrosite (NQ core sample from hole TGDH 115 at 365m, assaying 8ppm Au and 410ppm Ag)	8-13
Figure 8-9: Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte	8-14
Figure 8-10: Photo Showing Late-Deposited Carbonates (NQ core sample from hole TGDH 091 at 358.4 m)	8-15
Figure 14-1: Palmarejo Tenement Plan	14-2
Figure 15-1: Location of Samples for Metallurgical testing	15-17
Figure 15-2: Location of samples for Mineralogical Studies	15-18
Figure 15-3: Photomicrograph of Drillhole TGDH-254	15-19
Figure 16-1: Plan View Showing Section Orientation	16-36
Figure 16-2: AMEC/Coeur 2007 Void Model — 3D view Mineralized Envelope (Domain) Modeling	16-37
Figure 16-3: Domains Solid Model in Plan View	16-38
Figure 16-4: La Blanca Vertical Section with Blocks and Composites Colored by Silver grade	16-39
Figure 16-5: La Blanca Vertical Section with Blocks and Composites Colored by Gold Grade	16-40
Figure 16-6: Master 1 Domain 3D Rings and Drillholes	16-41
Figure 16-7: QVBX Domains Surrounded by the Stockwork Solid Created in Leap Frog	16-42
Figure 16-8: Box Whisker Plot of Raw Assay Lengths	16-43
Figure 16-9: 2D Vertical Cross Section Raw Coded Data and Domains	16-44
Figure 16-10: 3D Vertical Cross Section of Raw Coded Data and Domains	16-45
Figure 16-11: Block Model Geometry 3D	16-46
Figure 16-12: Ag Block Grades vs. Ag Composites	16-47

X

Figure 16-13: Au Block Grades vs. Au Composites	16-48
Figure 16-14: Basic Interpolation Pass Flowchart Related to Interpolation & Class	16-49
Figure 16-15: La Patria Vertical Section Mineralized Envelopes	16-50
Figure 16-16: La Patria Vertical Section Block Model	16-51
Figure 19-1: Isometric View of Guadalupe Deposit	19-31
Figure 19-2: Guadalupe Stope Design	19-32
Figure 19-3: Longsection showing Mining Methods (looking east)	19-33
Figure 19-4: Guadalupe Underground Development and Stopes View is looking to the West	19-34
Figure 19-5: Guadalupe Air Ventilation System Arrangement	19-35
Figure 19-6: Proposed Roads Guadalupe	19-36

List of Appendices

Appendix A
Modeling Parameters and Validations

Appendix B
Certificate of Author

XI

Summary (Item 3)

SRK Consulting (U.S.), Inc. (SRK), was commissioned by Franco-Nevada Corporation (Franco-Nevada) on January 10, 2010 to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report on its gold royalty stream on gold produced at the Palmarejo Project (or the Project) owned and operated by Coeur d’Alene Mines Corporation (Coeur) in the State of Chihuahua, Mexico.

This report has been prepared for Franco-Nevada in connection with its royalty interest (not direct ownership) in the Project.  Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated to do so.  The royalty holder therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain.  This Technical Report, therefore, relies primarily upon the Coeur, Palmarejo Project, Technical Report dated January 1, 2010 (Coeur Technical Report, 2010) and general information available in the public domain.

The information contained in this report is effective as of November 4, 2010.

Property Description and Location

The Palmarejo District is located about 420km by road southwest of the city of Chihuahua in the state of Chihuahua in northern Mexico and on the western edge of the Sierra Madre Occidental in the Temoris mining district.  The Guadalupe deposit is located about 7km southeast of the Palmarejo mine.  The “Palmarejo Project” consists of approximately 12,158ha covered by mining concessions.  (Coeur Technical Report, 2010)

Franco-Nevada Royalty Interest

Franco-Nevada holds a 50% gold royalty stream on the gold produced from the Project.  The royalty agreement provides for a minimum obligation to be paid in monthly payments over a total of 400koz of gold, or 4,167oz/mo over an initial eight year period.  Each monthly payment is an amount equal to the greater of the minimum of 4,167oz of gold or 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013).  A consideration of $84.9million, comprised of $75million in cash and special warrants to receive 316,436 Common Shares was paid to acquire the royalty stream.  As of September 30, 2010, payments had been made on a total of 70,764oz of gold with further payments to be made on an additional 329,236oz of gold.  (Coeur, 10-Q, 11/04/10)

After payments have been made on a total of 400koz of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz, adjusted as described above.  Payments under the royalty agreement are to be made in cash or gold bullion.  During the three and nine months ended September 30, 2010, Coeur paid $11.3million and $29.8million, respectively, in royalty payments to Franco-Nevada.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  (Coeur, 10-Q, 11/04/10)

On September 22, 2010, 316,436 special warrants were exercised, without any additional consideration, into 316,436 common shares of Franco-Nevada.

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According to information publicly reported by Coeur, total gold production from the Project was 29,823oz in 3Q 2010 and 72,350oz over nine months ended September 30, 2010, the latest period for which information on production for the Project is available.  (Coeur 10-Q, 11/04/10)

The gold stream applies to the majority of the property and includes the Palmarejo, Guadalupe and La Patria deposits.

Ownership

Coeur Mexicana, S.A. de C.V., a subsidiary of Coeur, owns or controls a 100% interest in 12,110ha, a 50% interest in one concession of 44ha and a 60% interest in two concessions consisting of 5ha.  Subject to the description of agreements, and finalization of registration steps of certain ejido agreements with the Agrarian National Registry, there are no known title concerns that would affect the development or operation of the mine.  (Coeur Technical Report, 2010)

Exploration

Current exploration planning at the Palmarejo mine is to continue infill drilling in order to aid in optimizing the open pit and underground mine design and also to elevate Inferred Resources to Measured and Indicated status.  Current exploration at Guadalupe has been continued infill diamond core drilling in order to aid in optimizing the open pit and underground mine design and to expand known mineralization along strike to the northwest and at depth.  At the La Patria area, Coeur is currently constructing a new geologic and resource model for the area.  Additional drilling may commence in late 2010 at the La Patria deposit.  Other targets are being evaluated throughout the Palmarejo district.  (Coeur Technical Report, 2010)

Coeur spent a total of $2.5million on exploration at the Project during the three months ended September 30, 2010 to test new silver and gold mineralization and define new ore reserves.  This exploration work concentrated primarily on drilling around the Palmarejo mine from both surface and underground platforms.  A total of 10,714m of core drilling was completed in the third quarter of 2010 in this program in an effort to discover new mineralization at the mine and expand ore reserves.  In addition drilling recommenced in the north end of the long Guadalupe mineral system in the Palmarejo District where a total of 7,110m of core drilling was completed in the third quarter.  (Coeur, 10-Q, 11/04/10)

The majority of the drilling during the quarter was focused at the Palmarejo mine and at the nearby Guadalupe deposit.  At Palmarejo, drilling continues to intersect strong gold and silver mineralization from several zones, notably 108, 76, Tucson-Chapotillo, and at Guadalupe, which now totals over 2.4km of strike length.  At the mine, drilling was conducted from both surface and underground on all five ore zones, all of which remain open for expansion on strike and at depth.  Drilling during 2010 is expected to increase Mineral Resources and Mineral Reserves when the Coeur announces year end Mineral Reserves and Mineral Resources in early 2011.  (Coeur, PR, 11/04/10)

Mineral Resources and Reserves

SRK has been informed by Franco-Nevada that Coeur is planning to provide an updated Technical Report in February 2011 including updated Mineral Reserves and Mineral Resources as of December 31, 2010.  From commencement of production through 2Q 2010, the operation has experienced lower grades, (barring the average gold grade in 2Q 2009), and lower metal recoveries as well as higher costs than planned.  In 3Q 2010, the operation achieved reserve

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grade for both gold and silver.  Operating experience, commodity price changes and results of exploration drilling in 2010 may have an impact on the updated Mineral Reserves and Mineral Resources.

The following section is excerpted from the Coeur Technical Report 2010.  Changes to standardizations have been made to suit the format of this report.

The silver and gold mineral deposits in the Palmarejo district are zoned epithermal occurrences hosted in quartz veins and quartz-rich breccia within a package of volcanic and volcano-sedimentary rocks known to host similar occurrences in the Sierra Madre Occidental of northern Mexico.  The style of mineralization is typical of other epithermal precious metal deposits in the range as well as other parts of the world.  Three deposits comprise the Mineral Resources and Reserves cited in this report — Palmarejo, Guadalupe and La Patria (there are other mineralized targets on the property).

As presented in Table 1, the Mineral Resources and Mineral Reserves for the Palmarejo District are effective January 1, 2010, and include the Palmarejo, Guadalupe, and La Patria silver and gold deposits.  Each ore body has been evaluated using the appropriate mining method and corresponding cut-off grades applied to that ore body.  Palmarejo Mineral Resources are comprised of open pit resources above a cut-off grade of 0.76g/t AuEq within the current life of mine open pit, and underground resources above a cut-off grade of 2.02g/t AuEq.  Guadalupe Mineral Resources are comprised of open pit resources above a cut-off grade of 0.95g/t AuEq within the current life of mine open pit, and underground resources above a cut-off grade of 1.93g/t AuEq.  The La Patria Mineral Resource, effective September 17, 2007, used a cut-off of 0.80g/t AuEq (using a price of $600/oz Au and $11/oz Ag).  Due to rounding, there may be some minor variations in tonnes, grades or contained ounces.

Table 1:  Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	7,356,300	2.2	183	514,600	43,181,300
Indicated	12,310,600	2	163	808,100	64,619,200
Measured and Indicated	19,666,900	2.1	171	1,322,700	107,800,600
Inferred	13,450,000	1.6	95	678,400	41,071,900

The Total Mineral Resource includes Proven and Probable Reserves.

Cut-off grade for Palmarejo deposit: open pit 0.76g/tAuEq, underground 2.02g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95g/t AuEq, underground 1.93g/tAuEq

Cut-off grade for La Patria deposit 0.80g/tAuEq

The Proven and Probable Mineral Reserves, effective January 1, 2010, are based on Measured and Indicated Mineral Resources only.  The Palmarejo deposit includes the La Blanca and La Prieta veins that form a wishbone shown to the north.  The Guadalupe and La Patria structures are shown to the south of the Palmarejo project.

The total Mineral Reserves for the Palmarejo District are stated in Table 2 and include the Palmarejo and Guadalupe deposits only.  The Total Mineral Reserves in Table 1.2 are based on the open pit and underground cut-off grade using metal prices of $14.50/oz silver and $850/oz gold.  There are no known factors that would adversely affect the planned metallurgical processes and thus the Palmarejo deposit Mineral Reserves, nor are there any known

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environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo deposit Mineral Reserves.

Table 2:  Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,601,500	2.08	174.9	441,600	37,120,900
Probable	9,637,200	2.13	172.3	660,100	53,399,600
Total	16,238,700	2.11	173.4	1,101,700	90,520,500

Metal prices used were $850 per Au ounce, $14.50 per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits

Table 3 shows the remaining Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves, and although stated with consideration given to economics, Coeur emphasizes that these Mineral Resources have not demonstrated economic viability.

Table 3:  Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,110,500	1.44	116.61	51,400	4,163,400
Indicated	2,965,800	1.61	120.55	153,500	11,494,500
Total	4,076,300	1.56	119.5	204,900	15,657,900
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grade for Palmarejo deposit: open pit 0.76g/tAuEq, underground 2.02g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95g/t AuEq, underground 1.93g/tAuEq

Cut-off grade for La Patria deposit 0.80g/tAuEq

Development and Operations

Coeur owns 100% of Coeur Mexicana, S.A. de C.V. (Coeur Mexicana), a Mexican company that operates the underground and surface Palmarejo silver and gold mine in Mexico.  The Palmarejo mine, process plant, diesel power generating station, and ancillary facilities is now operational, with the first doré produced on schedule in late March 2009 and began shipping doré on April 16, 2009.  Production commenced using an interim tailings storage facility while the final tailings dam is planned to be constructed in 2010.  All required upgrading has been completed on other infrastructure supporting the mine including over 100km of road between San Rafael and Palmarejo, and the airstrip in Chinipas.  (Coeur Technical Report, 2010)

Ore is mined by both conventional open pit techniques and by longhole underground techniques.  Open pit mining operations are at full capacity, all stripping requirements have been met or exceeded, and sustained ore release provided 637,400t grading 0.87g/t Au and 133g/t Ag during 2009.  Haulage access to the process plant RoM stockpile and all waste dump areas is complete Major backbone development of the underground operation is complete and most underground permanent infrastructure construction is complete.  During 2010 the Cemented Rock Fill backfill plant and related facilities will be completed, as will permanent electrification of the underground mine.  During 2009 there was sufficient ore development to produce of 415,800t of development ore grading 1.81g/t Au and 144g/t Ag.  Major developments accomplished in 2009

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include the ramp and portal for ore delivery to the process plant RoM stockpile pad, completion of ventilation and material transfer raises, and 14,065m of total underground development to support immediate and life-of-mine production requirements.  (Coeur Technical Report, 2010)

Current Mineral Reserves at the Palmarejo mine include the “Rosario”, “Tucson”, and “Chapotillo” areas, mined by open pit methods and underground methods for the “Rosario”,  the “76” and “108” areas.  (Coeur Technical Report, 2010)

Work on the pre-feasibility study for Guadalupe is complete and it demonstrates that the deposit can be mined economically.  The Guadalupe mine operation will operate as a satellite to the Palmarejo mine.  The Palmarejo mine will provide processing, tailings and administrative support for the Guadalupe Mine.  Ore will be mined by both conventional open pit techniques and by longhole underground techniques during the life of the project.  The current plan has the material mined from Guadalupe to be hauled via truck to the Palmarejo minesite for processing at the existing Palmarejo mill.  (Coeur Technical Report, 2010)

The Project operated at full capacity during the third quarter of 2010, therefore increasing production.  During the three months ended September 30, 2010 Palmarejo produced 1.5Moz of silver and 29,823oz of gold, representing increases of 41% and 49%, respectively, over the prior quarter.  (Coeur, 10-Q, 11/04/10)

Production for the third quarter of 2010 represented increases of 18.1% and 22.8%, respectively, compared to the third quarter of 2009.  The increase in production levels is primarily due to a 25.7% increase in silver ore grades, and 33.3% increase in gold ore grades as compared to last year’s third quarter.  (Coeur, 10-Q, 11/04/10).  For the year to September 30, 2010, the overall gold grades are in line with forecast however the overall silver grades are below forecast. The underground operations have not yet consistently achieved reserve grades for either silver or gold.  Surface operations have regularly exceeded gold reserve grade but have not yet consistently achieved silver reserve grades.  However, production statistics for 3Q demonstrated that the combined underground and open pit operations exceeded reserve grade.

Production costs applicable to sales (including depreciation, depletion and amortization (U.S. GAAP) increased from $43.3 million in 3Q 2009 to $53.8 million in 3Q 2010 (Coeur PR, 11/04/10).  The operating costs for 3Q 2010 are above anticipated operating costs.

Silver production at the Palmarejo mine during the nine months ended September 30, 2010 was 3.9Moz and gold production was 72,350, compared to 1.9Moz of silver and 34,019oz of gold in the nine months ended September 30, 2009.  Cash operating costs and total cash costs per ounce of gold net of silver credits were $4.85 compared to $12.13 in the nine months ended September 30, 2009.  The increase in production and decrease in cash costs per ounce were primarily attributed to a 90.0% increase in tons milled, an 8.7% increase in silver recoveries and a 2.8% increase in gold recoveries as compared to the same period last year which was a partial year of operating activities.  (Coeur, 10-Q, 11/04/10)

Underground operations continue to contribute approximately one-third of total tonnes mined.  Underground silver and gold grades were up 10% and 11%, respectively.  Open pit silver and gold grades were up 156% and 133%, respectively.  (Coeur, PR, 11/04/10)

The Processing plant achieved stability during the quarter with gold recoveries averaging 94% and silver recoveries remaining at 70% vs. a design recovery of 86%.  Implementation of a series of enhancements in the third quarter including installation of new pumping capacity, enhanced

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focus on grind size, optimization of chemical levels and improved blending of ore types are now beginning to make an impact.  Several other improvements such as installation of an additional oxygen plant and changes focused on enhancing carbon stripping and regeneration are underway and are expected to lead to further gains.  (Coeur, PR, 11/04/10)

Economic Analysis

The following section is excerpted from the Coeur Technical Report 2010.  Changes to standardizations have been made to suit the format of this report.

The economic analysis for Palmarejo District was based on a cash flow model which included the following inputs:

•                  Mineral Reserves as at January 1, 2010;

•                  Silver and gold prices of $850/oz Au and $14.50/oz Ag set by Coeur’s corporate office;

•                  Metallurgical recovery for silver and gold based on actual process plant results obtained;

•                  Smelting and refining costs based on 2010 budget costs;

•                  Underground and open-pit mine production plans and schedules for Palmarejo and Guadalupe;

•                  Operating cost estimates for underground and open pit mining, ore processing and general and administration (G&A) for Palmarejo and Guadalupe;

•                  Capital cost inputs including remaining construction capital for Palmarejo as at January 1, 2010;

•                  Pre-stripping, underground development, and construction capital costs for Guadalupe;

•                  Ongoing sustaining capital requirement for Palmarejo and Guadalupe;

•                  Royalty payments to Franco-Nevada for 50% of the gold produced based on the agreed pricing mechanism; and

•                  Reclamation costs.

Input parameters for ore and metal production, metallurgical recovery, capital and operating costs, and project schedule are based on the current mine planning, detailed engineering, capital and operating cost updates and construction progress to date.  The operating cost assumptions, metal prices, and process plant recoveries used for estimating open pit and underground reserves at Guadalupe and Palmarejo are summarized in Tables 4 and 5.

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Table 4:  Guadalupe Operating Cost Estimates

Item	Cost	Units
Open Pit Mining	$1.57	$/t mined
Cut & Fill Mining	$42.00	$/t mined
Longhole Mining	$34.00	$/t mined
Process Cost	$24.36	$/t processed
Transport Cost*	$2.56	$/t processed
G & A Cost	$2.92	$/t processed

*From Guadalupe to Palmarejo

Metal	$/oz	$/g	$/g recovered
Gold	$850.00	$27.33	$25.62
Silver	$14.50	$0.47	$0.42

Metal	Recovery	Payment	Overall
Gold	93.75%	99.75%	93.52%
Silver	90.75%	99.50%	90.30%

Method	Cut-off	g Au/t
Cut & Fill Mining	Breakeven	2.81
Longhole Mining	Breakeven	2.50
Open Pit Mining	Internal	1.17
Open Pit Mining	Breakeven	1.23

Table 5:  Palmarejo Mine Operating Cost Estimates

Item	Unit	Value
Open Pit Mining Cost	$/t ore	$1.57
Underground Mining Cost	$/t ore	$31.86
Processing Cost	$/t ore	$24.49
G&A Cost	$/t ore	$8.39
Gold Price	$/oz	$850
Silver Price	$/oz	$14.50
Doré Shipping and Refining	$/oz payable AuEq	$14.41
Mill Recovery Au	%	92.0%
Mill Recovery Ag	%	86.0%
Payable Metal - Au	%	99.75%
Payable Metal - Ag	%	99.50%
Cut-Off Grade for Open Pit Reserve	g/t AuEq	0.99
Cut-Off Grade for UG Reserve	g/t AuEq	2.63

A silver price of $14.00/oz was used for calculation of the gold equivalent factor, $14.50/oz was used for all other calculations

A summary of the economic analysis is shown in Table 6.  The production schedule is based on concurrent mining of the Palmarejo open pit and underground Mineral Reserves and the Guadalupe open pit and underground Mineral Reserves.

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Table 6:  Economic Analysis

Mine Production	Unit	Life of Mine
Palmarejo
Open Pit Ore Mined	kt	5,249
Open Pit Ore Au Grade Mined	g/t Au	1.15
Open Pit Ore Ag Grade Mined	g/t Ag	144.4
Underground Ore Mined	kt	5,099
Underground Ore Au Grade Mined	g/t Au	3.43
Underground Ore Ag Grade Mined	g/t Ag	226.3
Guadalupe
Open Pit Ore Mined	kt	276
Open Pit Ore Au Grade Mined	g/t Au	0.33
Open Pit Ore Ag Grade Mined	g/t Ag	130.1
Underground Ore Mined	kt	5,500
Underground Ore Au Grade Mined	g/t Au	1.92
Underground Ore Ag Grade Mined	g/t Ag	156.4
Mill Throughput
Palmarejo	kt	10,349
Ore Grade Au	g/t Au	2.28
Ore Grade Ag	g/t Ag	184.8
Guadalupe	kt	5,776
Ore Grade Au	g/t Au	1.84
Ore Grade Ag	g/t Ag	155.2
Total Ore Processed	kt	16,239
Ore Grade Au	g/t Au	2.11
Ore Grade Ag	g/t Ag	173.4
Metallurgical Recovery Au	%	92.00%
Metallurgical Recovery Au	%	86.00%
Payable Au	oz Au	1,010,905
Payable Ag	oz Ag	77,464,093
Revenue
Gold Price	$/oz	850.00
Silver Price	$/oz	14.50
Gross Revenue	$M	1,123
Refining Costs	$M	27
Net Revenue	$M	1,955
Operating Costs
Palmarejo OP mining cost	$M	137.7
Palmarejo UG mining cost	$M	162.5
Palmarejo G&A	$M	86.8
Guadalupe OP mining cost	$M	6.1
Guadalupe UG mining cost	$M	187
Ore Transport cost Guadalupe to Palmarejo	$M	14.8
Guadalupe G&A	$M	16.9
Processing	$M	397.7
Royalty	$M	96,2
Total Operating Costs	$M	1,105.6
Cash Flow
Operating cash flow	$M	849.7
Palmarejo construction capital	$M	34.8
Palmarejo sustaining capital	$M	33.2
Palmarejo capitalized underground development	$M	18.8
Palmarejo equipment finance lease payments	$M	19.1
Guadalupe construction capital	$M	46.4
Guadalupe sustaining capital	$M	14.2
Guadalupe capitalized underground development	$M	39.9
Palmarejo Reclamation	$M	21.3
Guadalupe Reclamation	$M	2.1
Total Cash Flow (Net Cash Flow)	$M	620.0

(1) Payable metal is 99.75% for gold and 99.5% for silver.

(2) Royalty cost to Franco-Nevada paid on 50% of the payable Au less $400/oz (indexed at 1% pa after 4 years).  The royalty cost in the table is the net cost to Coeur (the first $80M of royalty is offset by the equivalent purchase payment made by Franco-Nevada).

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As at January 1, 2010, the Mineral Reserves are estimated to generate a pre-tax net cash flow of $620.0 million based on future capital expenditure of $231.5million.

The stated Mineral Reserves yield an estimated mine life of approximately 13 years.  The payback period for the estimated capital expenditure of $156.5million during 2010 through 2012, including construction of Guadalupe, is 4.2 years.

Conclusions and Recommendations

The following section is excerpted from the Coeur Technical Report 2010.  Changes to standardizations have been made to suit the format of this report.

The Mineral Reserves demonstrate the economic viability of the Palmarejo and Guadalupe deposits as combined open pit and underground mine operations delivering ores to the flotation/cyanidation mill to recover gold and silver.  Coeur has completed prefeasibility work at Guadalupe including ore reserve estimation, mine planning, capital and operating cost estimates, and cash flow projections.

Further work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo.  At present mining rates the Guadalupe deposit has a longer life than what remains at Palmarejo, so studies are needed to examine the feasibility of increasing underground mining rates at Guadalupe such that depletion of the two deposits occurs simultaneously.

It is recommended by the Coeur Technical Report QP’s, based on the Guadalupe engineering studies completed to date, that Coeur continue to advance the Guadalupe project to the construction phase.  The Qualified Persons reviewed the project data and the Palmarejo, Guadalupe, and La Patria drill hole databases, visited the project sites, obtained duplicate drill-hole samples for verification purposes, and reviewed all independent studies completed and believe that the data are generally an accurate and reasonable representation of the Palmarejo silver-gold project.

It is the opinion of the Coeur Technical Report QP’s, that the Mineral Resource and Reserve estimates are based on valid exploration data and are reasonably estimated using standard engineering practices.  There are no known factors that would adversely affect the planned metallurgical processes and thus the Palmarejo deposit Mineral Reserves, nor are there any known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo deposit Mineral Reserves.

SRK notes that some of the information residing in the public domain was generated internally by Coeur.  Mineral Resources and Mineral Reserves require NI 43-101 compliance for public disclosure, and as such, are assumed to be NI 43-101 compliant.

SRK is not aware of any issues that have not been otherwise disclosed in this report which would materially affect the Project and makes no further recommendations in regard to the Project or the royalty holder.

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1                                         Introduction (Item 4)

SRK Consulting (U.S.), Inc. (SRK), was commissioned by Franco-Nevada Corporation (Franco-Nevada) on January 10, 2010 to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report on its gold royalty stream on gold produced at the Palmarejo Project (or the Project) owned and operated by Coeur d’Alene Mines Corporation (Coeur) in the State of Chihuahua, Mexico.

1.1                               Terms of Reference and Purpose of the Report

This report has been prepared for Franco-Nevada in connection with its royalty interest (not direct ownership) in the Project.  Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated to do so.  The royalty holder therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain.  This Technical Report, therefore, relies primarily upon the Coeur, Palmarejo Project, Technical Report dated January 1, 2010 (Coeur Technical Report, 2010) and general information available in the public domain.

1.2                               Basis of the Technical Report on Royalty Interests

This Technical Report relies primarily upon general information available in the public domain.  Studies and additional references for this Technical Report are listed in Section 22.  SRK has reviewed the available project data and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

SRK did not conduct a site visit nor did it review the following items as prescribed by NI 43-101 because the royalty holder did not receive access to this data:

•                  Geological investigations, reconciliation studies, independent check assaying and independent audits;

•                  Estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or

•                  LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Also, SRK did not independently sample and assay portions of the deposit because it did not receive access the relevant material and data.

Pursuant to Part 9.2(1) of NI 43-101, SRK is not required to perform an onsite visit of the Project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property.  The royalty holder is relying on the exemption available under Part 9 of NI 43-101, as it has requested but did not receive access to the necessary data from Coeur and is not able to obtain the necessary information from the public domain.  SRK notes that some of the information residing in the public domain generated internally by Coeur, especially Mineral Reserves and Mineral

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Resources, require NI 43-101 compliance for public disclosure, and as such are assumed to be NI 43-101 compliant.

1.3                               Effective Date

Unless otherwise specifically noted, the information contained in this report is effective as of November 4, 2010.

1.4                               Qualifications of Consultants (SRK)

The SRK Group comprises 1,000 professionals, offering expertise in a wide range of resource engineering disciplines.  The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff.  This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.  SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.  The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in the royalty holder or in the assets of the royalty holder.  SRK will be paid a fee for this work in accordance with normal professional consulting practice.

Listed below are the individuals, based in SRK Group’s Denver, Colorado office, who have provided input to this technical report:

Dr. Neal Rigby, CEng, MIMMM, PhD, Corporate Consultant Mining; and

Katherine L. Garramone, Consultant.

Dr. Neal Rigby is the Qualified Person (QP) responsible for the content, compilation, and editing of all sections of this Technical Report.  The Certificate of Author is provided in Appendix A.

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2                                         Reliance on Other Experts (Item 5)

2.1                               Cautionary Statement for the Royalty Report

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  The information contained herein with respect to the Project is primarily extracted from the Coeur Technical Report and general information available in the public domain.  SRK did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101: (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) LoM plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

2.2                               Limitations and Reliance on Information

SRK’s opinions contained herein is based on information available in the public domain, referred to in Section 22 and that provided by Franco-Nevada throughout the course of SRK’s investigations as described in Section 1.2.

A royalty holder is typically not entitled to detailed or confidential information regarding the Project.  Franco-Nevada requested, but did not receive access to this data, therefore, SRK was unable to conduct detailed, thorough and independent assessments.  As a result, the data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI 43-101.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages.  Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, SRK does not consider them to be material to the findings and use of this Technical Report.

The achievability of LoM plans, budgets and forecasts are inherently uncertain.  Consequently, actual results may be significantly more or less favorable.

SRK was unable to conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

Coeur has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report.  No express or implied representation or warranty has been made by Coeur that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

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3                                         Property Description and Location (Item 6)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

3.1                               Property Location

The Palmarejo District is located in the state of Chihuahua in northern Mexico, 420km by road southwest of the city of Chihuahua, the state capital (Figures 3-1 through 3-4).  The project lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, about 15km northwest of the town of Temoris.

The project can be found on the Instituto de Nacional de Estadística, Geografía e Informática (INEGI) Ciudad Obregon geological sheet and the INEGI Chinipas de Almada topographic map and is centered on coordinates 27˚23’ Longitude and 108˚26’ Latitude.  The coordinate system used for all maps and sections in this report is the Universal Transverse Mercator (WGS 84) Zone 12 (Northern Hemisphere).

The Dirección General de Minas (General Mines Office) administers mining concessions in Mexico.  A legal survey (“Trabajos Periciales”) of the property was completed as part of the process of obtaining the original concessions.

The Palmarejo mine area consists of approximately 12,158ha covered by mining concessions (Figure 3.4).  Coeur Mexicana (a subsidiary of Coeur) owns a 100% interest in 12,110ha, and 50% interest in one concession of 44ha and a 60% interest in two concessions totaling 5 additional hectares.  The Guadalupe project area is located entirely within this area of mining concessions and is contained within the San Carlos concession which consists of 160.0ha and is 100% owned by Coeur Mexicana.

Concessions totaling 29 and consisting of 12,110ha are 100% owned and registered by Coeur Mexicana (formerly Planet Gold) are listed in Table 3.1.1 and include:

•                  3,852.51ha in the Trogan and Trogan Fracción concessions, the first tenements staked by Planet Gold to envelope all of the existing concessions in the immediate project area (the “original Trogan licenses”);

•                  The Ampliación Trogan, Ampliación Trogan Oeste, Trogan Norte 1, Trogan Norte 2, and Trogan Oeste licenses concessions totaling 7,145.51ha that are contiguous to the original Trogan licenses on the north, northeast, and west;

•                  The La Buena Fe Norte mining license concession covers approximately 98.09ha and was acquired by means of a lottery when the prior tenement holder defaulted on payment of taxes; and

•                  1,013.51ha in 21 concessions purchased by Planet Gold within the original Trogan licenses that include the Palmarejo Resources described in following sections.

As shown in Table 3.1.2, three concessions are partially owned by Coeur Mexicana (formerly Planet Gold), including 50% of the Camila claim of 43.77ha, and 60% of the Carrizo claims.

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Table 3.1.1:  Mining Concessions Owned 100% by Coeur Mexicana

Concession	Title Number	Area (ha)	Expiration Date
Trogan	221490	3844.54	February 18, 2054
Trogan Fracción	221491	7.97	February 18, 2054
Ampliación Trogan	224118	703.23	April 07, 2055
Ampliación Trogan Oeste	225223	1699.99	August 04, 2055
Trogan Norte 1	225278	1024.00	August 11, 2055
Trogan Norte 2	225279	1019.22	August 11, 2055
Trogan Oeste	225308	2699.07	August 15, 2055
La Buena Fe Norte	226201	98.09	November 30, 2055
Caballero Azteca	209975	5.05	August 30, 2049
Carmelita	209976	5.34	August 30, 2049
El Risco	210163	24.00	September 09, 2049
La Aurelia	209541	10.00	August 02, 2049
La Mexicana	212281	142.14	September 28, 2050
Lezcura	210479	14.55	October 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	November 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	December 13, 2039
La Moderna	225574	75.86	September 22, 2055
Los Tajos	186009	2.70	December 13, 2039
La Estrella	189692	59.59	December 4, 2040
Virginia	214101	12.09	August 9, 2051
La Buena Fe	188820	60.00	November 28, 2040
Ampliación La Buena Fe	209648	40.87	August 2, 2049
La Victoria	210320	76.09	September 23, 2049
Patria Vieja	167323	4.00	November 2, 2030
Nueva Patria	167281	11.00	October 29, 2030
Maclovia	167282	6.00	October 29, 2030
San Juan de Dios	167322	23.00	November 2, 2030
Total		12,109.63

Table 3.1.2:  Mining Concessions Partially Owned by Coeur Mexicana

Concession	Title Number	Area (ha)	Expiration Date	Ownership
Camila	220801	43.77	October 7, 2053	50%
Carrizo Anexas	167284	1.00	October 29, 2030	60%
El Carrizo Anexas	167283	4.00	October 29, 2030	60%
Total		48.77

3.2                               Mineral Titles

Garcia-Jimenez (2006b) provided an opinion as to the title and status of the concessions presented in this section.  This opinion updated the previous title opinion (Garcia-Jimenez, 2006a).  Garcia-Jimenez (2006b) found that the concessions “(a) are valid, enforceable and in good standing; and (b) such mining concessions and the rights derived there under are free and clear of all liens, mortgages, claims, encumbrances and security interests of any kind or nature” with the provisos that:

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•                  Registration corrections to the Carrizo and Carrizo Anexas concessions are needed, as discussed above; and

•                  Surface tax payments were not verified.

Garcia-Jimenez (2006b) also noted that, “the Mexican Mining Law was amended by a Congress Decree dated February 22, 2005, published at the Official Daily of the Federation on April 28, 2005 and according to said amendment now there exist only mining concessions valid for a period of fifty years.  All existing exploration and exploitation concessions have been converted into mining concessions expiring fifty years from the date they were originally granted.  The information (type of concession and expiry dates) mentioned in this legal opinion reflects the amended Mexican Mining Law.”  This report has been updated to reflect this change to the Mining Law of Mexico.

3.3                               Location of Mineralization

SRK is unable to confirm how the property boundaries were located, as prescribed by NI 43-101 because the royalty holder did not receive access to the specific property data.

3.4                               Royalties, Agreements and Encumbrances

Franco-Nevada Royalty Interest

Franco-Nevada holds a 50% gold royalty stream of the gold produced from the Project.  The royalty agreement provides for a minimum obligation to be paid in monthly payments over a total of 400koz of gold, or 4,167oz/mo over an initial eight year period.  Each monthly payment is an amount equal to the greater of the minimum of 4,167oz of gold or 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013).  As of September 30, 2010, payments had been made on a total of 70,764oz of gold with further payments to be made on an additional 329,236oz of gold.  (Coeur, 10-Q, 11/04/10)

After payments have been made on a total of 400koz of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz, adjusted as described above.  Payments under the royalty agreement are to be made in cash or gold bullion.  During the three and nine months ended September 30, 2010, Coeur paid $11.3million and $29.8million, respectively, in royalty payments to Franco-Nevada n. Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  (Coeur, 10-Q, 11/04/10)

A consideration of $84.9million, comprised of $75million in cash and special warrants to receive 316,436 Common Shares.  Franco-Nevada acquired from Coeur an interest in 50% of the gold produced from the Project on September 22, 2010, 316,436 special warrants were exercised, without any additional consideration, into 316,436 common shares of Franco-Nevada.

According to information publicly reported by Coeur, total gold production from the Project was 28,823oz in 3Q 2010 and 72,350oz over nine months ended September 30, 2010, the latest period for which information on production for the Project is available.  (Coeur 10-Q, 11/04/10)

The gold stream applies to the majority of the property and includes the Palmarejo, Guadalupe and La Patria deposits.

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Unless otherwise noted, signed copies of the agreements summarized below have been reviewed.  The terms and conditions reported below accurately reflect the executed documents reviewed.

Corporación Minera de Palmarejo S.A. de C.V. Agreement

A lease and option to purchase agreement between Planet Gold and Corporación Minera de Palmarejo, S.A. de C.V. (CMP) represented by Mr. Ruben Rodriguez Villegas, for concessions totaling 642.31ha (Table 3.4.1) was signed on June 26, 2003.  The concessions correspond to the core of the Palmarejo and Guadalupe projects.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive five-year exploration right over the project in exchange for cash payments, including $20,000 on signing and nine escalating semi-annual payments totaling $385,000.  When these obligations were fulfilled (or before if convenient for the company), Planet Gold could acquire a 100% interest in the concessions by making a payment of $115,000 by the end of five years from the effective date of the agreement.  Planet Gold exercised the option on April 6, 2005 and all the claims were transferred to Planet Gold.

Table 3.4.1:  CNP Agreement Concessions

Concession	Title Number	Area (ha)	Expiration Date
Caballero Azteca	209975	5.05	Aug 30, 2049
Carmelita	209976	5.34	Aug 30, 2049
El Risco	210163	24.00	Sep 09, 2049
La Aurelia	209541	10.00	Aug 02, 2049
La Mexicana	212281	142.14	Sep 28, 2050
Lezcura	210479	14.55	Oct 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	Nov 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	Dec 13, 2039
Total		642.31

Aldo Arturo Aguayo Dozal Agreement

On July 7, 2003, an application for the Trogan concession was filed with the Chihuahua Informe Pericial.  This application was configured to surround the Palmarejo District area and other properties of interest along major northwest- and west-northwest-trending structures; the initial application covered about 16km in a northwest-southeast direction and three to 5km in a northeast-southwest direction.  From the application, the Trogan and Trogan Fraccion mining concessions (Table 3.1.1) were granted in the name of Aldo Arturo Aguayo Dozal, a Mexican employee of Planet Gold, on February 19, 2004.  On October 15, 2004, Aldo Arturo Aguayo Dozal transferred all rights to the Trogan and Trogan Fraccion mining concessions to Planet Gold for a nominal sum.

Carmen Breach Valenzuela Agreement

A lease and option to purchase agreement between Planet Gold and Carmen Breach Russo Viuda de Valenzuela (Mrs. Breach Valenzuela), the heir of the late Sr. Francisco Jacobo Valenzuela (Mr. Valenzuela Breach), for concessions totaling 31.23ha (Table 3.4.2) was signed on October 9, 2003.  The concessions lie in three discrete areas within the broader project region.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet

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Gold an exclusive four-year exploration right over the project in exchange for cash payments, including $25,000 on signing and seven escalating semi-annual payments totaling $205,000.  When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $70,000 by the end of four years from the effective date of the agreement.

All of the contractual obligations and cash payments have been completed and the transfer of rights for the tenements Patria, Nueva Patria, Maclovia and San Juan de Dios to Coeur Mexicana has been accomplished.

Table 3.4.2:  Carmen Breach Valenzuela Agreement Concessions

Name	Title Number	Area (ha)	Concession Type	Expiration Date
Patria Vieja	167323	4.0000	Mining	November 2, 2030
Nueva Patria	167281	11.0000	Mining	October 29, 2030
Maclovia	167282	6.0000	Mining	October 29, 2030
San Juan de Dios	167322	5.23	Mining	November 2, 2030
Carrizo Anexas	167284	1.0000	Mining	October 29, 2030
El Carrizo Anexas	167283	4.0000	Mining	October 29, 2030
Total		31.23

Mrs. Breach Valenzuela currently is the registered owner of 60% of the El Carrizo Anexas and Carrizo Anexas concessions; Mrs. Breach Valenzuela needs to complete a transfer of rights to the remaining 40% ownership before Coeur Mexicana can hold an option on 100% of the two concessions.  In addition, the registry of the San Juan de Dios needs to be updated to reflect the death of Mr. Breach Valenzuela and the transfer of 100% of the rights to Mrs. Breach Valenzuela.

Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement

A lease and option to purchase agreement between Planet Gold and Messrs. Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo for concessions totaling about 101ha (Table 3.4.3) was signed on April 20, 2004.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive four-year exploration right over the concessions in exchange for cash payments, including $12,800 on signing and seven escalating semi-annual payments totaling $102,800.  When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $80,000 by the end of 4.5 years from the effective date of the agreement.

All of the contractual obligations and cash payments have been completed and the La Buena Fe claim has been transferred to Planet Gold, while the Ampliación La Buena Fe claim is being under revision by a mistake made by the authority.

Table 3.4.3:  Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions

Name	Title Number	Area (ha)	Concession Type	Expiration Date
La Buena Fe	188820	60.0000	Mining	November 28, 2040
Ampliacion La Buena Fe	209648	40.8701	Mining	August 2, 2049
Total		100.8701

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Francisco Yanez Medina Agreement

Under the terms of a purchase agreement between Planet Gold and Francisco Yanez Medina signed on September 14, 2004, Planet Gold purchased the La Moderna exploration concession (Table 3.1.1) for $12,000.  The exploration concession was scheduled to expire on September 29, 2004, but Planet Gold filed an application to elevate it to an exploitation concession; an exploitation title was granted on September 23, 2005.

Arturo Perea Saenz Agreement

Palmarejo Silver and Gold acquired a 100% interest in the Los Tajos mining concession (Table 3.1.1) from Arturo Perea Saenz for $25,000 on April 21, 2005.

Eva Alicia Fontes Manriquez and Jim Max Patterson Campbell Agreement

Planet Gold signed a lease and purchase option agreement with Eva Alicia Fontes and her husband on the La Victoria license on May 5, 2005 (Table 3.4.4).  Under this agreement, Planet Gold held a three-year exploration right for escalating semi-annual payments totaling $180,000.  On or before the conclusion of the three-year period, Planet Gold retained the right to purchase 100% ownership of the concession for an additional $120,000.

All of the contractual obligations and cash payments have been completed and the La Victoria claim has been transferred to Coeur Mexicana.

Table 3.4.4:  James Patterson Agreement Concessions

Name	Title Number	Area (ha)	Concession Type	Expiration Date
La Victoria	210320	76.0883	Mining	September 23, 2049
Total		76.0883

Ruben Walterio Rascon Tapia Agreement

Planet Gold signed a purchase agreement with Mr. Ruben Walterio Rascon Tapia for the La Estrella mining concession on February 17, 2004.  The purchase price was $500,000, including a $150,000 payment in May 2006, five $25,000 payments every four months thereafter, and a final payment of $225,000 twenty-four months after the May 2006 payment.

The contractual obligations had been fully covered and the La Estrella claim was transferred to Planet Gold.

Maritza Rascon Serrano Agreement

Planet Gold signed a purchase agreement with Mrs. Maritza Rascon Serrano for the Virginia mining concession on May 16, 2006.  The purchase price was $625,000, including $300,000 upon execution of the agreement, five payments of $25,000 every four months thereafter, and a final payment of $200,000 24 months after the initial payment.

The contractual obligations had been fully covered and the Virginia claim has been transferred to Planet Gold.

Mr. Francisco Hernandez Rochin Agreement

Planet Gold signed a transfer agreement with Mr. Francisco Herandez Rochin on December 6, 2005 for 50% of the Camila claim which comprises approximately 43ha.  This claim is located

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outside of any areas of active exploration and operations being conducted by Coeur Mexicana.  The remaining 50% is owned by Mr. Simon Trejo Rascon.

Ejido Agreements

In addition to the lease and option to purchase agreements described above, Coeur Mexicana has obtained initial exploration agreements that allow surface disturbance for the purpose of conducting exploration activities from four ejidos, or surface-owner councils, that cover the Planet Gold land holdings.  The project area is under the jurisdiction of each of the four councils, which include the Palmarejo, Guazapares, Guerra al Tirano, and Agua Salada ejidos.  Agreements with the Palmarejo, Guazapares, and Guerra al Tirano ejidos were effective through November 2009, while the Agua Salada, agreement is effective through September 2010.  These agreements allowed Coeur Mexicana to carry out exploration on the ejido ground in exchange for paying nominal sums determined by the areas of disturbance associated with the construction of new roads, drill pads, etc.  As part of their public relations program with the local inhabitants, Coeur Mexicana has granted certain specific requests by the ejidos.  For example, Coeur Mexicana purchased plumbing and building materials for an elementary school in the village of Palmarejo and assisted in the preparation of a site for the school.  In addition, local gravel roads have been upgraded and maintained.

Subsequent to the exploration agreements described above, Coeur Mexicana executed agreements with the Palmarejo, Agua Salada and Guazapares ejidos covering surface activities involved with the exploration, exploitation, and processing of mineral deposits, the construction of all necessary mining and processing facilities, and the undertaking of mining operations, in return for annual rental payments.  The annual rental payment to the Guazapares ejido is $17,500 and annual rent to the Palmarejo ejido is $25,000.  The agreements were signed on October 16, 2005 and October 30, 2005, respectively, and are effective for 15 years with a company option to extend the terms for an additional 15 years.  Signed copies of these agreements were reviewed by MDA and concluded that in respect of the agreements, the terms and conditions reported herein accurately reflect the executed documents reviewed.

Planet Gold has negotiated a similar agreement with the Agua Salada ejido in return for annual rent of $3,560.

These agreements have already been registered with the Agrarian National Registry, and there are no known title concerns that would affect the development or operation of the mine.

In October 2008, Planet Gold entered into an agreement with the Guazaparez ejido for land use in the Guadalupe/Los Bancos area.  An annual rent of $50,000 will be paid to the ejido during a renewable 4-year term.  In 2009 a mining agreement valid with the Guazapares ejido was finalized, assuring Coeur Mexicana the surface and land rights sufficient for the planned mining activities at Guadalupe as outlined in this report.  This mining agreement has a six year term and is renewable.  The company has also obtained complete control of part of the rented area by paying compensation to some land-holding ejidatarios.

Property Rights Summary Statement

All mineral and surface rights required to operate the Palmarejo mine as presented in this Technical Report have been secured, subject to the conditions described above.  This includes rights to property that encompass all Mineral Resources and Reserves discussed in this report, and all present and planned mine workings and related facilities, including mine workings,

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tailings storage facility, water impoundments, mined rock storage facilities, ore processing and tailings storage facilities, and ancillary site facilities for the Palmarejo mine site.

There are no other royalties, rights, payments, encumbrances or obligations affecting the project other than those presented in this report.  There are no known environmental issues relevant to the project other than those discussed in Section 19 of this report.

3.5                               Environmental Liabilities and Permitting

3.5.1                     Required Permits and Status

Palmarejo mine permits have already been granted authorizing open pit gold and silver mining within the area depicted in the Environmental Impact Assessment (EIA).  With the addition of underground mining and other changes, a permit modification was required.  Coeur requested the corresponding authorization for the EIA (Environmental Impact Assessment) modification from Secretary of the Environment and Natural Resources, Mexico (SEMARNAT), and received confirmation that no further environmental analysis was required on March 28, 2008 and the changes were approved.  All other permits and authorizations required for construction and operation of the Palmarejo mine have been obtained.  Guadalupe is currently permitted for land disturbance related to exploration activities, and permit applications will be submitted in 2010 for authorization of open pit and underground mine activities and related disturbance.

Coeur conducts an annual review of its potential reclamation responsibilities company wide.  The year end 2009 preliminary assessment for final reclamation at the Palmarejo and Guadalupe mines is estimated at $23.4million.

Based on the public domain information and data reviewed, SRK is not aware of any existing environmental liabilities to which the Project is subject, other than that which is presented within this Technical Report.

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Figure 3-1:  Regional Map Showing Project Location

Juárez
N
USA
N C Grandes
Sonora
Madera
Chihuahua
Coahuila
Yécora
Palmarejo/Guadalupe
El Realito
Témoris
Sinaloa
Durango

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_3-1

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Regional Map Showing Project Location

Date: 01/18/2011 Approved: KG Figure: 3-1

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Figure 3-2:  Localized Map Showing Project Location

PALMAREJO MINE
GUADALUPE PROJECT
LA PATRIA PROJECT
N
0 1000 2000 3000 4000 5000
SCALE IN METRES
LEGEND
LAND OWNED BY COEUR
LAND OWNED BY OTHERS

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Localized Map Showing Project Location
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 Approved: KG
File Name: Figure_3-2		**Figure: 3-2**

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Figure 3-3:  Locations of Palmarejo Mineral Deposits

Palmarejo District
750000
755000
760000
N
3035000
3030000
3025000
3020000
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Tested
Upper Volcanic Series
Lower Volcanic Series
Coeur

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Locations of Palmarejo Mineral Deposits
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_3-3		Date: 01/18/2011 Approved: KG **Figure: 3-3**

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Figure 3-4:  Location of Palmarejo District

USA
Chihuahua
N
Sierra Madre Occidental
Sonora
Dolores
Mulatos
Pinos Altos
Ocampo
Los Jarros
Palmarejo/Guadalupe
Cerro Colorado
El Sauzal
Satevó
Coahuila
Durango
MAP
AREA

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_3-4

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Location of the Palmarejo District

Date: 01/18/2011 | Approved: KG | **Figure: 3-4**

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Figure 3-5:  Property Map of the Palmarejo District

750,000
755,000
760,000
PALMAREJO DISTRICT
TENEMENT STATUS
3 035,000
3 030,000
3 025,000
3 020,000
PALMAREJO MINE
GUADALUPE PROYECT
LA PATRIA PROYECT
LEYEND
OTHER PARTIES
OWNED BY COEUR
0 1 2 4 KM
GRAPHIC SCALE
WGS84 12 N
750'000
755'000
760'000

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Property Map of the Palmarejo District
SRK Project No.: 178600.060		
File Name: Figure_3-5	Source: Coeur, 2010	Date: 01/18/2011 Approved: KG Figure: 3-5

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4              Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

4.1                               Topography, Elevation and Vegetation

The elevation of Palmarejo is about 1,150m above sea level, and the project area is hilly to mountainous (Figure 4-1), with densely vegetated, steep-sided slopes with local stands of cacti.  Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low elevations.  Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

The elevation of Guadalupe is about 1,300m above sea level.  The project area is hilly to mountainous (Figure 4-2), with densely vegetated, steep-sided slopes with local stands of cacti.  Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low elevations.  Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

4.2                               Climate and Length of Operating Season

The climate of the area is moderate.  Average maximum temperature is about 34°C, with an average minimum temperature of about 5°C.  Rainfall occurs mainly in the summer months, with an average annual precipitation of about 800mm (Figure 4-3).  All anticipated exploration work can be conducted year round (Gustin and Prenn, 2007).

4.3                               Physiography

The Palmarejo District is located on the western flank of the Sierra Madre Occidental, a mountain range that comprises the central spine of northern Mexico.  The Sierra Madre Occidental trends north-northwest and is composed of a relatively flat-lying sequence of Tertiary volcanic rocks that forms a volcanic plateau.  This volcanic plateau is deeply incised in the Palmarejo-Trogan project area, locally forming steep-walled canyons.  The Sierra Madre Occidental gives way in the west to an extensional terrain that represents the southward continuation of the Basin and Range Province of the western United States, and then to the coastal plain of western Mexico.  The property lies at the boundary of the volcanic plateau and Mexican Basin and Range Province (Gustin and Prenn, 2007).

4.4                               Access to Property

Access to Palmarejo from Chihuahua is via paved Highways 16 and 127 to the town of San Rafael, Highways 16 and 127 have four and two-lanes respectively.  From San Rafael travel is by gravel road to Temoris, and finally to Palmarejo.  Approximate total driving time is 7 hours from Chihuahua.  The Chihuahua-Pacifico rail service operates between Chihuahua and Los Mochis on the southwest coast of Mexico.  Two passenger trains and one freight train operate daily from Chihuahua.  Access from the rail station at the town of Temoris to Palmarejo is along 35km of government-maintained gravel road, an extension of Highway 127, that continues on through to Chinipas (Gustin and Prenn, 2007).

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4.5                               Surface Rights

SRK is otherwise unable to comment on the sufficiency of surface rights, as prescribed by NI 43-101 because the royalty holder did not receive access to the specific property data.

4.6                               Local Resources and Infrastructure

The Palmarejo area has moderately well developed infrastructure and a local work force familiar with mining operations.  Approximately four to five thousand inhabitants reside within a one-hour drive of the project (Skeet, 2004a).  Chinipas and Temoris are the two nearest towns, both with an estimated population of approximately 1,500 inhabitants.  The small village of Palmarejo lies immediately northwest of the Palmarejo District area and, according to the 2000 census, has a population of about 200.

The infrastructure for the Palmarejo mine is completed and the mine is operating and processing ore 24 hours per day 7 days per week.  The Guadalupe project will be run as a satellite operation of the Palmarejo mine and much of the existing infrastructure at Palmarejo will support the Guadalupe mine and material processing.

4.6.1                     Access Road and Transportation

The Chihuahua-Pacifico railway connects Chihuahua with Los Mochis, located on Mexico’s western coast in the state of Sinaloa.  Passenger and freight trains pass along this railway daily.  The rail station at Temoris is 35km from Palmarejo by gravel road.  Light aircraft airstrips are located in both Temoris and Chinipas.

The upgrade of the 100km section of road between San Rafael and Palmarejo has been completed.

4.6.2                     Power Supply

The Palmarejo mine site was serviced with a 33,000V power line supplied by the Comisión Federal Electricidad (CFE), the Mexican federal power authority.  An additional 115kVa high voltage line was constructed from the Divisadero substation to the Palmarejo mine sited during 2009, and the Palmarejo mine, plant and all other electrical load is now connected to this line.  The same 115kVa high voltage line is within 7km of the Guadalupe project and excess capacity exists on this line to supply the estimated 2.5MW of power for Guadalupe.

4.6.3                     Water Supply

Raw water for the Palmarejo mine is being sourced from an infiltration gallery adjacent to the Chinipas River, which is located 12km west of the project.  This water supply line will provide the water supply for processing and other site raw water requirements until water reclaim from the main water storage dam is permitted.  This pipeline and pumping system was completed in 2009 and is operational.

Fresh water for the Guadalupe Mine is planned to come from a combination of sources which includes existing ground water, surface water in nearby arroyos and the Palmarejo Water Storage Dam which is located between Guadalupe and Palmarejo.

4.6.4                     Tailings Storage Area

The Palmarejo tailings dams have been designed and an initial tailings storage facility is completed and accepting tailings.  The final tailings storage facility is under construction and is

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scheduled to be completed in 2010.  The construction of the Environmental Control Dam at Palmarejo is complete.  Construction of the Water Storage Dam is also complete.

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Figure 4-1:  Overview of the Palmarejo Area

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_4-1

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Overview of the Palmarejo Area

Date: 01/18/2011 | Approved: KG | Figure: 4-1

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Figure 4-2:  Overview of the Guadalupe Area

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_4-2

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Overview of the
Guadalupe Area

Date: 01/18/2011 | Approved: KG | Figure: 4-2

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Figure 4-3: Average Rainfall, Chinipas, Mexico (Skeet, 2004b)

Mean Monthly Rainfall Chinipas 1957 - 2003
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Rainfall (mm)
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Month

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Average Rainfall, Chinipas, Mexico (Skeet, 2004b)
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_4-3		Date: 01/18/2011 Approved: KG **Figure: 4-3**

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5                                         History (Item 8)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

5.1                               Pre-Planet Gold (Coeur) Exploration and Mining History

The Palmarejo District area lies within the Temoris Mining District.  The district is reported to have had large but poorly documented quantities of silver and gold production dating from Spanish colonial exploitation in the 1620’s and continuing for approximately 70 years.  Although local miners claim that mines such as Todos Santos, La Patria, Carmelite, and Guadalupe have been worked for over 100 years, there are no known detailed records of their past production, and they are now abandoned.  Many small adits and superficial workings along the district’s main mineralized structural trends, the Virginia and Guadalupe trends, attest to past mining activity.

Spaniards may have mined high-grade near-surface ores at Palmarejo in the 1600s, although written reports state that the deposit was discovered in 1818.  Small-scale production is reported intermittently through 1881, when a stamp mill was constructed at the mine site.  The mine was purchased by the British company Palmarejo Mining Co. in 1886; the company was later renamed Palmarejo and Mexican GoldFields, Ltd. (PMG).  From 1890 to 1892, PMG constructed a mill located 2mi east of Chinipas, an aqueduct for power, and a railroad from the mine site to the mill.  PMG operated the Palmarejo mine through 1910.

There are no production records for the early period of mining at Palmarejo prior to 1909.  McCarthy, a mining engineer hired by PMG to examine the mine in some detail and evaluate its future prospects, provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine” (McCarthy, 1909).  He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.”  McCarthy estimated the cumulative strike length of the old stopes and multiplied it by average dip lengths and widths of the stopes at La Prieta and La Blanca.  These crude calculations resulted in an estimate of 562,000st mined from the La Prieta vein and 175,000st from the La Blanca structure up to 1909 (McCarthy, 1909).  Converting these into metric tonnes using densities applied to the resource modeling discussed in Section 16 (McCarthy applied a lower density than used in the MDA model), these equate to 611,000t from La Prieta and 178,000t from La Blanca, for a total of 789,000t of production through 1909.

Following recommendations outlined by McCarthy (1909), production from Palmarejo was halted, extensive developmental work was completed to ready the mine for renewed production, and a new mill was emplaced.  PMG never resumed production due to the onset of the Mexican Revolution.  The exact tonnage removed from Palmarejo as part of the development recommended by McCarthy is not known.  McCarthy recommended 4,444m of development work, which is reported to have been completed.  Assuming average dimensions of this development of 2m x 2m, which is consistent with information supplied by Jorge Cordoba (General Director of Operations at Palmarejo for Minas Huruapa, S.A. de C.V.; pers. comm. to Stuart Mathews, Coeur General Manager and Vice President, 2007), McCarthy’s recommendations would entail mining a total of about 46,000t.  While this tonnage was mined for developmental reasons, essentially all of it is within modeled mineralization.

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Production at Palmarejo was resumed by Minas Huruapa, S.A. de C.V. (Huruapa) during the period from 1979 to 1992.  Huruapa mined ore previously developed according to McCarthy’s recommendations.  Records newly provided by Jorge Cordoba, General Director of Operations for Huruapa at Palmarejo, indicate that Huruapa mined 168,352t of ore grading 297g Ag/t and 1.37g Au/t (Table 5.1.1).

Table 5.1.1:  Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992

		Mined Grade (g/t)
Year	Tonnes	Au	Ag
1979	735	0.024	142
1980	7,455	0.079	201
1981	12,363	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

Planet Gold created a computer model of the mine workings at the Guadalupe mine, which is located within the Guadalupe Mineral Resources discussed in Section 16, based on historic plan maps.  Historic reports suggest that approximately 3,700t of material grading 458g Ag/t were mined at the Guadalupe mine, while the Planet Gold model suggests that about 5,900t were mined, including the developmental workings.

Planet Gold also created a model of the La Patria mine workings, located within the La Patria Resource model (Section 16).  Historic data, as well as visual inspection of accessible portions of the workings, suggest that the La Patria mine consisted of three levels.  Accessible portions of the lowermost level have been surveyed by Planet Gold, and these data have been combined with historic maps to create the three-dimensional computer model.  Old workings are also present at the La Virginia and Maclovia prospects.  Accessible portions of these workings were surveyed by Planet Gold.

The La Currita mine, located in the Guadalupe area, produced at a rate of about 100t/d from 1985 to 1998.  The silver-gold ore from the mine was processed at a 150t/d flotation mill that also received ore from other area mines (Laurent, 2004); production ceased at La Currita due to low metals prices.  According to Laurent (2004), Kalahari Resources undertook exploration drilling at La Currita in 1991, while Silver Standard Resources Inc. completed additional drilling in 1998.

High-grade gold-silver shoots at the Guerra-al-Tirano, La Virginia, and San Juan de Dios prospects were being mined intermittently by local miners until quite recently.  These small underground mines did not use modern mining practices, with little grade control or constant

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production rates (Laurent, 2004).  Ore was trucked to a mill near the town of Los Llanos for flotation, with the concentrate sent for refining in Torreon, Coahuila.

Other than the drilling at the La Currita mine mentioned above, the only other drilling known to have been completed within the Palmarejo property prior to that of Planet Gold is referred to by McCarthy (1909).  McCarthy refers to five diamond-drill core (“core”) holes drilled from stations in the underground workings at Palmarejo.

Exploration undertaken by Planet Gold is summarized in Sections 8, 9 and 10.

5.2                               Historic Mineral Resource and Reserve Estimates

Several estimates in respect to mineralization at the Palmarejo mine were completed between 1909 and 1996.  There are insufficient details available on the procedures used in these estimates to permit Coeur to determine that any of the estimates meet modern regulatory standards, and none of the estimates are classified.  Accordingly, these resource figures are presented here merely as an item of historical interest with respect to the exploration target and should not be construed as being representative of actual Mineral Reserves reported herein.

Table 5.2.1 shows mineral inventory estimates, consisting of mineralized material lying between workings existing at the time, prepared by or for some of the companies who have been involved with the Palmarejo mine from 1909 to 1996.  No drilling data are known to have been used for any of these calculations.  The use of the term “reserve” in Table 4.4.1 is not consistent nor necessarily compliant with SEC Guide 7, Canadian National Instrument 43-101, nor JORC guidelines.  They are included herein as a matter of historical reference only and have no bearing on the Mineral Reserves stated herein.

Table 5.2.1:  Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine

			Grade (g/t)		Ounces
Estimator	Date	Tonnes	Au	Ag	Au	Ag
E.T. McCarthy	1909	615,000	?	559	?	11,054,180
W.D. Hole	1919	446,142	3.0	407	43,175	5,838,578
Garcia y Cisneros	1969	189,000	3.4	482	20,662	2,929,196
E.T. Knight	1975	416,000	2.5	428	33,440	5, 725,016
San Luis	1978	150,014	2.8	356	13.506	1,717,202
Minas Huruapa	1990	124,139	2.4	294	9,574	1,176,898
San Luis	1996	120,407	1.6	231	6,194	894,341

Source:  Beckton, 2004a

5.2.1                     Prior NI 43-101 Compliant Mineral Resource Estimates

NI 43-101-compliant Mineral Resources for the Palmarejo project, using data from 106 reverse circulation (RC), 11 core holes, and underground channel samples, were reported in the original Palmarejo technical report (Gustin, 2004; Table 5.2.1.1).  As part of the site visit in 2004, MDA inspected numerous sites where the underground channel samples were collected.  In most cases, the line of sample chipping could be discerned on the walls and backs of the workings.  These samples were taken at high angles to the controlling mineralized structures, where practical.  The resource estimate shown in Table 5.2.1.1 was completed by MDA for Bonita Capital in December 2004.

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Table 5.2.1.1:  Palmarejo 2004 Inferred Silver and Gold Resources

Cut-off (g/t)		Grade (g/t)		Ounces
AuEq(1)	Tonnes	Au	Ag	Au	Ag
1.0	20,900,000	1.75	190.6	1,176,000	128,300,000

(1) AuEq= Au + Ag/65 based on a gold price of $375/oz and a silver price of $US5.77/oz.  No recovery factor used as per available metallurgical data

The Palmarejo resources were updated in October, 2005 using a database comprised of 291 RC holes, 21 core holes, and 40 core continuations of RC holes (Gustin, 2005; Table 5.2.1.2).

Table 5.2.1.2:  Palmarejo 2005 Silver and Gold Resources

AuEq Cut-off(1)	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
Measured Resources
1.0	4,400,000	1.63	230,000	218	30,840,000
1.5	3,500,000	1.98	221,000	259	29.070,000
2.0	2.800,000	2.35	211,000	302	27,230,000
2.5	2,300,000	2.73	202,000	345	25,500,000
3.0	1,900,000	3.12	192,000	388	23,930,000
3.5	1,700,000	3.47	185,000	426	22,670,000
Indicated Resources
1.0	5,400,000	1.52	265,000	225	39,310,000
1.5	4,200,000	1.89	256,000	272	36,740,000
2.0	3,300,000	2.33	245,000	323	34,050,000
2.5	2,600,000	2.79	234,000	378	31,680,000
3.0	2,100,000	3.27	223,000	433	29,620,000
3.5	1,800,000	3.68	215,000	482	28,070,000
Inferred Resources
1.0	10,600,000	1.40	477,000	196	66,470,000
1.5	8,100,000	1 75	454,000	237	61,540,000
2.0	6,200,000	2.18	431,000	283	56.090,000
2.5	4,800,000	2.64	409,000	331	51,300,000
3.0	3,800,000	3.20	383,000	385	46,640,000
3.5	3,100,000	3.77	370,000	438	42,970,000

(1) Au-equiv. = Au grade + Ag grade/65 and is reported as g/t based on a gold price of $375/oz and a silver price of $5.77/oz; no recovery factor applied.

The Palmarejo resources were updated again in May, 2006 using 527 RC holes, 117 core holes, and 88 core continuations of RC holes, for a total of over 126,000m (Gustin, 2006; Table 5.2.1.3).

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Table 5.2.1.3:  Palmarejo 2006 Silver and Gold Resources

AuEq Cut-off(1)	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
Measured Resources
0.8	5,400,000	2.22	384,000	200	34,600,000
1.0	4,900,000	2.40	379,000	216	34,110,000
1.5	3,900,000	2.91	365,000	260	32,690,000
2.0	3,300,000	3.37	353,000	299	31,380,000
2.5	2,800,000	3.76	343,000	332	30,300,000
3.0	2,500,000	4.12	333,000	362	29,260,000
3.5	2,300,000	4.46	325,000	388	28,300,000
Indicated Resources
0.8	9,100,000	2.00	587,000	186	54,660,000
1.0	8,200,000	2.19	577,000	204	53,750,000
1.5	6,400,000	2.69	550,000	250	51,270,000
2.0	3,300,000	3.12	528,000	290	49,140,000
2.5	4,500,000	3.51	508,000	326	47,200,000
3.0	3,900,000	3.88	491,000	359	45,390,000
3.5	3,500,000	4.24	475,000	390	43,690,000
Inferred Resources
0.8	4,000,000	1.31	169,000	138	17,930,000
1.0	3,400,000	1.50	162,000	160	17,290,000
1.5	2,300,000	1.98	147,000	213	15,850,000
2.0	1,800,000	2.41	137,000	259	14,760,000
2.5	1,400,000	2.80	129,000	301	13,870,000
3.0	1,200,000	3.19	122,000	342	13,080,000
3.5	1,000,000	3.57	116,000	380	12,390,000

(1) AuEq= Au grade + (Ag grade ÷ 55) and is reported in g/t metric units.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries.

The Palmarejo resources were updated again in September, 2007 using 527 RC holes, 205 core holes, and 88 core continuations of RC holes, for a total of over 126,372m (Gustin and Prenn, 2007; Table 5.2.1.4).

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Table 5.2.1.4:  Palmarejo 2007 Silver and Gold Resources; September 2007

AuEq/t Cut-off(1)	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)
Measured Resources
0.8	5,100,000	197	32,520,000	2.22	367,000
1.0	4,700,000	213	32,040,000	2.41	363,000
1.5	3,700,000	257	30,660,000	2.93	349,000
2.0	3,100,000	297	29,380,000	3.41	337,000
2.5	2,700,000	330	28,340,000	3.81	327,000
3.0	2,400,000	360	27,330,000	4.19	318,000
3.5	2,100,000	387	26,440,000	4.53	310,000
Indicated Resources
0.8	8,800,000	184	52,390,000	2.01	571,000
1.0	7,900,000	202	51,500,000	2.20	560,000
1.5	6,100,000	249	49,070.000	2.71	534,000
2.0	5,100,000	288	46,990,000	3.14	513,000
2.5	4,300,000	324	45,120,000	3.55	493,000
3.0	3,800,000	357	43,380,000	3.93	476,000
3.5	3,300,000	389	41,750,000	4.29	461,000
Inferred Resources
0.8	4,500,000	153	22,290,000	1.39	203,000
1.0	3,800,000	175	21,610,000	1.58	195,000
1.5	2,700,000	228	20,080,000	2.04	180,000
2.0	2,200,000	273	18,900.000	2.44	169,000
2.5	1,800,000	314	17,900,000	2.80	160,000
3.0	1,500,000	351	17,020,000	3.14	152,000
3.5	1,300,000	388	16,200,000	3.48	146,000

Note: Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

(1) AuEq/t= Au grade + (Ag grade ÷ 55) and are reported in metric units g/t.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries.

The first Mineral Resources for Guadalupe were also reported in October 2006 (Gustin, 2006; Table 5.2.1.5) using the data from 17,487m of drilling, including 44 RC holes (7,954m) and 47 core holes (9,533m; includes 6 core continuations of RC holes).

Guadalupe Resources were updated in September 2007 (Gustin and Prenn, 2007; Table 5.2.1.6 and 5.2.1.7) using the data from 17,487m of drilling, including 62 RC holes (7,954m) and 75 core holes (9,533m; includes 6 core continuations of RC holes).

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Table 5.2.1.5:  Guadalupe Inferred Resources; October 2006

AuEq/t Cut-off(1)
Above 1300m	Below 1300m	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)
0.8	3.0	5,700,000	0.83	155,000	106	19,570,000
1.0	3.0	5,000,000	0.94	150,000	116	18,640,000
1.5	3.0	3,500,000	1.21	138,000	142	16,220,000
2.0	3.0	2,700,000	1.46	128,000	162	14,270,000
2.5	3.0	2,300,000	1.67	122,000	175	12,780,000
3.0	3.0	1,900,000	1.85	115,000	186	11,580,000
3.5	3.5	1,400,000	2.18	98,000	210	9,460,000
4.0	4.0	1,100,000	2.48	86,000	230	8,010,000
5.0	5.0	720,000	2.96	69,000	266	6,170,000
7.0	7.0	340,000	3.77	41,000	336	3,680,000
10.0	10.0	130,000	5.13	21,000	416	1,720,000

(1) Au-equiv./t = Au grade + (Ag grade ÷ 55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see Section 15).

Table 5.2.1.6:  Guadalupe Indicated Resources; September 2007

Au-equiv./t Cut-off(1)
0 to 150m Depth	>150m Depth	Tonnes	g Ag/t	oz Ag	g Au/t	oz Au
0.8	2.5	710,000	166	3,790,000	2.16	49,000
1.5	2.5	610,000	184	3,610,000	2.49	49,000
2.0	2.5	570,000	192	3,490,000	2.66	48,000
2.5	2.5	540,000	196	3,400,000	2.78	48,000
3.0	3.0	440,000	217	3,090,000	3.19	45,000
5.0	5.0	220,000	303	2,090,000	5.13	35,000
10.0	10.0	64,000	481	995,000	10.65	22,000

(1) Au-equiv./t = Au grade + (Ag grade ÷ 55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see Section 15).

Table 5.2.1.7:  Guadalupe Inferred Resources; September 2007

AuEq/t Cut-off(1)
0 to 150m Depth	>150m Depth	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)
0.8	2.5	8,000,000	136	35,120,000	1.34	345,000
1.5	2.5	6,500,000	157	32,530,000	1.63	337,000
2.0	2.5	5,900,000	164	31,180,000	1.75	332,000
2.5	2.5	5,600,000	168	30,040,000	1.83	327,000
3.0	3.0	4,300,000	186	25,970,000	2.11	294,000
5.0	5.0	1,600,000	264	13,400,000	3.64	185,000
10.0	10.0	330,000	414	4,350,000	7.44	78,000

(1) Au-equiv./t = Au grade + (Ag grade ÷ 55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see Section 15).

The first Mineral Resources for La Patria were reported in September, 2007 (Table 5.2.1.8).  Gold and silver mineralization at La Patria was modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006, including geologic mapping and RC and core drilling results.  The resource calculation was done from 51,778m of drilling, including 81 RC holes (18,120m) and 100 core holes (33,658m).

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Table 5.2.1.8:  La Patria Inferred Resources: September 2007

AuEq/t Cut-off(1)	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)
0.8	3,600,000	35	4,030,000	1.49	171,000
1.0	2,600,000	43	3,600,000	1.81	152,000
1.5	1,700,000	57	3,050,000	2.34	126,000
2.0	1,200,000	67	2,660,000	2.73	109,000
2.5	830,000	82	2,190,000	3.29	88,000
3.0	530,000	104	1,770,000	4.05	69,000
5.0	260,000	149	1,250,000	5.54	46,000
10.0	71,000	242	556,000	8.06	19,000

Table 5.2.1.9:  Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves, January 1, 2009

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	9,887,000	2.02	167.9	642,000	53,386,000
Indicated	12,952,000	1.89	152.9	789,000	63,652,000
Measured and Indicated	22,839,000	1.95	159.4	1,431,000	117,038,000
Inferred	21,590,000	1.27	84.3	880,000	58,508,000

The Total Mineral Resource includes some material that has not yet demonstrated economic viability.

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Measured Resources determination parameter is material demonstrating grade continuity that is less than or equal to 15m distance from the nearest hole, with a minimum of 5 samples, no more than 2 of which originate from the same diamond drillhole.

The corresponding estimation parameter for Indicated Resource estimation is less than or equal to 35m.

Table 5.2.1.10:  Total Palmarejo District Mineral Reserves, January 1, 2009

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,205,000	2.03	174.7	406,000	34,844,000
Probable	4,858,000	2.24	184.0	350,000	28,732,000
Total	11,063,000	2.13	178.7	756,000	63,576,000

For Palmarejo deposit Reserves:

Cut-off grade of 0.91g/t Au Equivalent for open pit minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Cut-off grade of 2.34g/t Au Equivalent for underground minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Metal prices used were $750 per Au ounce, $13.25 per Ag ounce

Underground Mining Dilution of 15% at 0.13g/t Au and 14.4g/t Ag grade, 100% recovery

Open pit dilution of 10% at 0.13g/t Au and 14.4g/t Ag grade, 95% recovery

For Guadalupe deposit Reserves:

Cut-off grade for Open Pit reserve was 1.20g/t Au Equivalent [(AuEq = Au g/t + (Ag g/t.59)]

5-8

Table 5.2.1.11:  Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves, January 1, 2009

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	4,886	1.51	117.9	237,000	18,515,000
Indicated	9,060	1.51	119.5	439,000	34,808,000
Total	13,946	1.51	118.9	676,000	53,323,000
Inferred	21,590	1.27	84.3	880,000	58,508,000

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Measured Resources determination parameter is material demonstrating grade continuity that is less than or equal to 15m distance from the nearest hole, with a minimum of 5 samples, no more than 2 of which originate from the same diamond drillhole.

The corresponding estimation parameter for Indicated Resource estimation is less than or equal to 35m.

Open pit mining operations began in 2008 and ramped up to full capacity in 2009.  All pre-stripping and waste mining requirements have been met or exceeded, and sustained ore release provided 637,400t grading 0.87g/t Au and 133g/t Ag during 2009.  Haulage access to the process plant RoM stockpile and all waste dump areas is complete.  Major backbone development of the underground operation is complete and most underground permanent infrastructure construction is complete.  During 2009 there was sufficient ore development to produce of 415,800t of development ore grading 1.81g/t Au and 144g/t Ag.  Major developments accomplished in 2009 include the ramp and portal for ore delivery to the process plant RoM stockpile pad, completion of ventilation and material transfer raises, and 14,065m of total underground development to support immediate and life-of-mine production requirements.  Production from open pit and underground sources since operations commenced at Palmarejo is summarized (Table 5.2.1.12).

5-9

Table 5.2.1.12:  Total Palmarejo Ore Production 2008 — 2009

Year	Month	Mine	Tonnes	Au(g/t)	Ag (g/t)
Open Pit Production
2008	September	OP	5,332	0.7	209
2008	October	OP	4,525	0.41	304
2008	November	OP	4,687	1.1	290
2008	December	OP	3,955	1.77	535
2008 Total			18,499	0.96	322
2009	January	OP	2,937	0.78	125
2009	February	OP	27,411	0.83	122
2009	March	OP	26,413	0.82	127
2009	April	OP	8,000	1.06	225
2009	May	OP	12,790	0.80	124
2009	June	OP	76,109	0.66	74
2009	July	OP	87,107	0.70	112
2009	August	OP	97,658	1.01	96
2009	September	OP	86,053	0.68	87
2009	October	OP	49,537	1.21	178
2009	November	OP	69,610	0.68	87
2009	December	OP	93,769	1.19	154
2009 Total			637,394	0.87	133
2008 + 2009 Total			655,893	0.87	119
Underground Production
2009	January	UG	9,147	1.53	78
2009	February	UG	8,465	2.22	156
2009	March	UG	8,197	3.10	370
2009	April	UG	11,901	1.52	141
2009	May	UG	25,262	2.39	156
2009	June	UG	37,153	2.17	154
2009	July	UG	43,877	1.50	118
2009	August	UG	52,710	1.66	143
2009	September	UG	53,449	1.48	120
2009	October	UG	52,920	2.14	158
2009	November	UG	52,444	1.77	135
2009	December	UG	60,276	1.62	146
2009 Total			415,801	1.81	171
Open Pit + Underground Production Total
Grand Total			1,071,694	1.24	129

5-10

6                                         Geological Setting (Item 9)

The following section is excerpted from the Coeur Technical Report 2010.  Changes to standardizations have been made to suit the format of this report.

6.1                               Regional Geology

The Palmarejo District lies near the western edge of the Sierra Madre Occidental, a north, -northwest-trending volcanic plateau that separates the southward extension of the Basin and Range Province of the southwestern United States into two parts; Sedlock et al. (1993) suggested calling these two areas of extension the Eastern and Western Mexican Basin and Range provinces.  Palmarejo is near the boundary between the Sierra Madre Occidental and the Western Mexican Basin and Range Province.

Basement rocks in the Sierra Madre Occidental are obscured by Cenozoic-aged volcanic flows, tuffs, and related intrusions but are inferred to include Proterozoic basement rocks, overlying Paleozoic shelf and eugeosynclinal sedimentary rocks, possibly scattered Triassic-Jurassic clastic rocks, and Mesozoic intrusions (Sedlock et al., 1993; Salas, 1991).  The Palmarejo District area lies southwest of the west-northwest- to northwest-trending Mojave-Sonora Megashear, along which an estimated 700 to 800km of left-lateral slip are thought to have occurred during the Jurassic (Silver and Anderson, 1974 and 1983, and Anderson and Silver, 1979, cited by Sedlock et al., 1993).

Cenozoic magmatic rocks in northern Mexico, including the Sierra Madre Occidental, are generally thought to reflect subduction-related continental arc magmatism that slowly migrated eastward during the early Tertiary and then retreated westward more quickly, reaching the western margin of the continent by the end of the Oligocene (Sedlock et al., 1993).  The eastward migration is represented in the Sierra Madre Occidental by the Late Cretaceous-Paleocene Lower Volcanic Series (LVS), or Nacozari Group, of calc-alkaline composition.  Over 2,000m of predominantly andesitic volcanic rocks, with some interlayered ash flows and associated intrusions, comprise the LVS.  Rhyolitic ignimbrites and flows, with subordinate andesite, dacite, and basalt, formed during Eocene and Oligocene caldera eruptions.  These volcanic rocks form a 1km thick unit that unconformably overlies the lower volcanic series andesitic rocks and constitutes the Upper Volcanic Supergroup of the Sierra Madre Occidental (Sedlock et al., 1993).  The Upper Volcanic Supergroup is also commonly referred to as the “Upper Volcanic Series” (UVS), or Yecora Group.  The ignimbrites are gently dipping to flat lying.  As the magmatic arc retreated to the western edge of the continent, becoming inactive by the end of middle Miocene time, late Oligocene to Miocene (24-17 Ma) basaltic andesites were erupted in a back-arc basin in the Sierra Madre Occidental.  Still younger alkalic basalts related to Basin and Range extension are found in and east of the range.  Although there appears to have been little late Cenozoic extension in the Sierra Madre Occidental itself, extensional Basin and Range-type structures and ranges formed to the east and west.

In the Temoris mining district, the lowest exposed unit of the LVS consists of rhyolitic flows, volcaniclastic units, and related shallow intrusions.  These are overlain by andesitic flows and epiclastic rocks with related andesitic porphyry intrusions.  Local pillow lavas and limestone within the andesitic sequence attest to their deposition in a subaqueous environment (Corbett, 2004).  Dacitic and rhyolitic intrusions, which in some areas are altered and appear to be closely associated with mineralization, are interpreted to be contemporaneous with the LVS.  Cliff-

6-1

forming rhyolitic ignimbrites of the Upper Volcanic Series are well exposed in the eastern and southern parts of the project area.

Mineralization in the district, which is hosted in the LVS, may be synchronous with the upper dacite and rhyolite intrusions (Laurent, 2004).  Mineralized veins are commonly within 500m of the unconformity with the Upper Volcanic Series (Masterman et al., 2005).  The LVS exhibits regional propylitic alteration.

Structural extension in the district takes the form of what are interpreted to be listric normal faults striking north-south to north-northwest, with west-northwest-trending flexures, as well as dilation of west-northwest-trending fractures, caused by strike-slip faulting (Corbett, 2004).

A gold-silver metallogenic province that hosts low-sulfidation epithermal polymetallic gold-silver deposits lies along the western margin of the Sierra Madre Occidental (Figure 6-1).  This province appears to exhibit a regional zonation of silver-rich deposits (Au:Ag ratios of 1:150) to the west and gold-rich deposits (Au:Ag of 1:40) to the east (Laurent, 2004).  Palmarejo, a silver-rich deposit, lies in the western part of this province.

The LVS is exposed in the central portions of the Palmarejo project, and the UVS is exposed in the northern, northeastern, and southwestern limits of the property (Figure 6-1).

6.2                               Local and Project Geology

6.2.1                     The Palmarejo Area

The Palmarejo area ore bodies are hosted in northwest striking and west dipping structures that cut through a volcano-sedimentary sequence of re-sedimented volcaniclastic, coherent and pyroclastic deposits.  The volcaniclastic rocks include ash-rich mudstones and sandstones.  The coherent rocks include microcrystalline massive basalt, fine grained massive andesite and plagioclase crystal rich massive andesite.  The pyroclastic unit includes tuffaceous sandstone, lapillistone tuff and breccias (Galvan, 2007).

The Palmarejo Mineral Resources, described in Section 16, lie within and adjacent to the La Prieta and La Blanca structures (Figure 6-2).  The La Prieta structure extends for at least 2km, has a variable strike that averages about 115°, and dips to the southwest at 35° to 85°.

The La Blanca Area

The La Blanca structure strikes about 160°, has an average dip of about 50° to the southwest, and is thought to be a listric normal fault (Corbett, 2004) that parallels the trend of the regional faults in the Sierra Madre Occidental.  Masterman et al. (2005) estimated up to 300m of throw on the La Blanca fault.  Faults with similar orientations are the most commonly mineralized structures in the Temoris district.

A broad zone of mineralized quartz stockwork formed at the intersection of the La Blanca and La Prieta structures.  North-trending splays from other north-northwest-striking structures at Palmarejo may offset both the La Blanca and La Prieta faults (Beckton, 2004).

6.2.2                     The Guadalupe Area

The Guadalupe zone is about 7km southeast of Palmarejo and includes the Guadalupe Norte, Guadalupe, El Salto, and Las Animas prospects (Figure 6-3).  It is located along the major northwest-trending (330°) structure that can be traced for approximately 3,000m along strike and has an average dip of approximately 55° to the northeast.  Mapping by Stewart (2005) indicates

6-2

both normal and strike-slip offset across the fault, with vertical displacement estimated to be at least a few hundred meters (Davies, 2007).  Secondary west-northwest- and north-northeast-trending structures have been identified by surface mapping in the Guadalupe area (Laurent, 2004; Davies, 2007).

The Guadalupe zone comprises silver- and gold-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by shallow andesitic porphyries and a felsic dome complex (Figure 6-4).  The stratigraphic sequence of the volcanic-sedimentary package at Guadalupe is similar to that at Palmarejo with the exception of more abundant rhyolitic dikes, sills and domes.  The Guadalupe hanging-wall block consists of predominantly flat-lying volcaniclastic sandstones, and conglomerates as well as andesite tuff that are locally underlain by amygdaloidal basaltic andesite.  The footwall block comprises the lower thin-layered and fine grained volcaniclastic units and basaltic-andesitic lavas.  The felsic-dome complex intrudes both volcaniclastic blocks and the andesite porphyries and is characterized by flow-banded and porphyritic rhyolite dikes and domes.  Contact breccias are locally developed along the margins of the dome.  Talus deposits containing fragments of flow-banded and porphyritic rhyolite partially overlies the structure between Guadalupe and Las Animas.

The northwest extension of the Guadalupe structure is characterized by a clay bloom that extends at least 450m beyond the limit of existing drill coverage at the Guadalupe Norte prospect.

6.2.3                     The La Patria Area

The La Patria zone is located about 7km south-southeast of Palmarejo (Figure 6-1) and includes the La Patria, La Virginia, and Maclovia prospects (Figure 6-5).  It is located within the northwest-trending La Patria — Todos Santos structure that can be traced for over 4,000m along strike.

Prospects at the La Patria zone have a combined strike length of 1,700m and are spatially associated with sub parallel faults that strike predominantly northwest (335°) and dip approximately 45° to the northeast.  Mapping suggests dominant displacement along the structure includes both normal and strike-slip movement (Davies, 2006).  Several prospects, including Santa Ursula and Todos Santos, are located over several kilometers along strike to the northwest of the La Patria.

The La Patria zone comprises gold- and silver-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by felsic dikes.  The hanging-wall block consists of interlayered flat-lying amygdaloidal basalt, andesite porphyry, sandstones, mudstones, and conglomerates.  The footwall block comprises porphyritic granodiorite, welded rhyolite ignimbrite, conglomerates, and the interlayered volcanic-sedimentary package.  Felsic dikes with flow-banded and porphyritic textures intrude both the footwall and hanging-wall blocks.

6-3

Figure 6-1:  Regional Geology of the Palmarejo Area

Palmarejo District
750000
755000
760000
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Tested
Upper Volcanic Series
Lower Volcanic Series
Coeur
N

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Regional Geology of the Palmarejo Area
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 Approved: KG
File Name: Figure_6-1		Figure: 6-1

6-4

Figure 6-2:  Geologic Map of the Palmarejo Area

Palmarejo
N
La Prieta Structure
Rosario Clavo
Tucson Clavo
Chapotillo Clavo
76 Clavo
108 Clavo
La Blanca Structure
500 meters
Litologia
NE
Qls
Bx
KTad
KTaf
KTal
KTam
KTap
KTap1
KTap2
KTapp
KTat
KTcgl1
KTls
KTrt
Kgd
Ktal
Ktap1
Ktap2
Ktat
Ktr
Qls
Tbxr
Toi
Tfbr
Tqp/Tfbr
Tuvs
756000
756500
757000
757500
758000
3032500
3032000
3031500
3031000

SRK Consulting, Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Geologic Map of the Palmarejo Area
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_6-2		Date: 01/18/2011 · Approved: KG · Figure: 6-2

6-5

Figure 6-3:  Geologic Map of the Guadalupe Area

760,000
761,000
Geologic Map
3,029,000
3,028,000
3,027,000
Guadalupe Norte
Guadalupe Sur
Las Animas
Overburden
Andesitic Tuff
Andesitic Porphyry
Dome Complex
Sand-Mudstone
Vein

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Geologic Map of the Guadalupe Area
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 · Approved: KG · **Figure: 6-3**
File Name: Figure_6-3

6-6

Figure 6-4:  Cross Section of the Guadalupe Structure

LAS ANIMAS CLAVO
CROSS SECTION 200° N
Alluvial Cover
Andesitic Volcaniclastic Sequence [ktat]
Amygdaloidal Basalt [ktam]
Andesitic Flows [ktat]
Laminated Sediments [ktal]
Amygdaloidal Basalt [ktam]
-50 0 50 100 150
GRAPHIC SCALE

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Cross Section of the Guadalupe Structure (showing the relative position of the different lithologic units in relation to the vein)
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_6-4		Date: 01/18/2011 Approved: KG **Figure: 6-4**

6-7

Figure 6-5:  Geologic Map of the La Patria Area

PALMAREJO SILVER & GOLD
CORPORATION
Planet Gold S.A. de C.V.
La Patria Project
Geology
La Patria

SRK Consulting
Engineers and Scientists
SRK Project No.: 178600.060
File Name: Figure_6-5
Palmarejo Project,
Chihuahua State, Mexico
Source: Coeur, 2010

Geologic Map of the
La Patria Area

Date: 01/18/2011 Approved: KG

Figure: 6-5

6-8

7                                         Deposit Type (Item 10)

The following section is excerpted from the Coeur Technical Report 2010.  Changes to standardizations have been made to suit the format of this report.

Mineralization in the Palmarejo district consists of epithermal, low-sulfidation, silver-gold carbonate vein and vein-breccia deposits with strong vertical zoning that occur within north-northwest-striking and west-northwest-striking structures.  Early quartz-carbonate veins are locally overprinted by high-level, high-grade silver-gold quartz veins.  This deposit type is common within the gold-silver metallogenic province of the Sierra Madre Occidental and accounts for much of the historic silver and gold production from the province.  The silver and gold deposits are characterized by pervasive silicification, quartz-fill expansion breccias, and sheeted veins.  Multiple stages of mineralization produced several phases of silica, ranging from chalcedony to comb quartz, and two periods of silver-gold mineralization (Corbett, 2007).

Low-sulfidation polymetallic silver-gold mineralization dominates the Palmarejo district (Figure 7-1, Corbett, 2005).  This strongly zoned mineralization is characterized by pyrite, sphalerite, galena, and argentite (acanthite) deposited within the quartz vein/breccias at lower elevations and higher-grade precious-metals mineralization with fine-grained, black, silver-rich sulfide bands or breccia-infill in the upper portions of the structures.  Much of the silver and gold mineralization is succeeded by the bulk of the quartz-vein material, which is weakly mineralized and tends to lie in the interior portion of the veins in the mineralized shoots.  Silicic, argillic, chloritic, and hematitic alteration were noted during underground and surface mapping throughout the district (Laurent, 2004).  Gold is present as native gold and electrum, while silver occurs as acanthite, electrum/argentian gold, native silver, (Skeet, 2004a, Townend and Associates, 2004,).  In 2009, additional petrographic work by Panterra Geoservices Inc. identified abundant copper-silver sulfides such as mckinstryite, jalpaite, stromeyerite and pearcite.  (Ross, 2009)

Figure 7-1 shows spatial relationships to varying alteration and mineralization in low sulfidation systems such as Palmarejo and Guadalupe.  The Palmarejo and Guadalupe zones currently identified would fall within the Epithermal Quartz Au-Ag level, according to Corbett (2005).

7-1

Figure 7-1:  Low Sulfidation Polymetallic Silver-Gold Mineralization

METALS
MAGMATIC ARC
RIFT
GANGUE
neutral chloride
hydrothermal sulfatara
travertine
acid sulfate
sinter
EPITHERMAL QUARTZ Au-Ag
condensate
acid sulfate
CO_2
Au-Ag depostied by mixing with oxidising waters
Au, Zn, Pb deposited by mixing with CO_2 waters
Au, Cu deposited by cooling and mixing
CARBONATE-BASE METAL Au
CO_2-rich waters
ADULARIA SERICITE EPITHERMAL Au-Ag
mixing
boiling
entrainment
meteoric waters
QUARTZ SULFIDE Au+Cu
PORPHYRY Cu-Au
STYLES OF LOW SULFIDATION Au±Ag±Cu
Corbett

SRK Consulting Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_7-1

Palmarejo Project, Chihuahua State, Mexico

Source: Coeur, 2010

Low Sulfidation Polymetallic Silver-Gold Mineralization

Date: 01/18/2011 | Approved: KG | Figure: 7-1

7-2

8                                         Mineralization (Item 11)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

The Mineral Resources that are the focus of this report are located at Palmarejo, Guadalupe, and La Patria.  The mineralization found in these areas is described first, followed by brief descriptions of mineralization located elsewhere in the Palmarejo District area.

Host rocks are an important influence on vein formation at Palmarejo, especially competent brittle hosts that allow development of through-going fractures.  Silicified laminated sandstones are particularly favorable hosts (examples of this include the 76, 108, Chapotillo, and parts of the Rosario clavos).

Dilational portions of fault zones, such as flexures, link veins in fault jogs, or stockwork tension veins, favor development of mineralized shoots or clavos.  Throughout the Palmarejo area, left-stepping (west-northwest) bends in the generally northwest-trending structures are particularly favorable sites for clavo development.  Increased normal fault displacement also appears to be important, and structures such as Tres Cruces that have little normal fault displacement tend not to be well mineralized (Corbett, 2006).

8.1                               Palmarejo Area

Gold-silver veins and vein/breccias occur within, and at the intersection of, the west-northwest-striking La Prieta structure and the north-northwest-striking La Blanca structure.  Multiple stages of hydrothermal activity and mineralization filled these structures with quartz veins and formed quartz stockwork mineralization within the wedge of rock formed by the intersection of the structures.  Both the La Prieta and La Blanca veins have polymetallic silver-gold vein/breccias with an epithermal silver-gold overprint that forms high-grade shoots in the steeper-dipping portions of the listric normal faults (Corbett, 2004).  Early mining focused on the La Prieta vein, where high-grade silver mineralization was present as bands of fine-grained acanthite and galena within the vein.

The Palmarejo mineralization can be divided into three domains: the La Prieta and La Blanca vein domains, and the footwall and hanging-wall stockwork domain developed along each of the two vein domains.  The La Prieta vein domain consists of the La Prieta vein/breccia that dominated the historic production from the area.  The La Prieta footwall domain encompasses quartz stockwork mineralization and silicification within epiclastic rocks and andesitic tuffs.  The La Prieta hanging-wall domain consists of extensive sheeted-quartz-stockwork mineralization that is well exposed in the underground workings.  The predominant geologic unit within this domain is the amygdaloidal andesite that lies between the La Prieta and La Blanca vein domains.  The La Blanca vein domain consists of the La Blanca vein/breccia, which lies between porphyritic andesite on the hanging wall and amygdaloidal andesite and andesitic tuffs on the footwall.  The La Blanca hanging-wall domain includes quartz-stockwork mineralization within the porphyritic andesite.

Steeply plunging, high-grade clavos have been identified in each of the vein structures.  The Rosario and 76 clavos contain the bulk of the mineralization at Palmarejo (Figure 8-1; note that Au-equiv. grade = Au + Ag/65 in the figure, while Section 16 Resources use Au + Ag/55).  The Rosario clavo lies at the intersection of the La Blanca and La Prieta veins and is up to 30m wide.

8-1

The 76 clavo is a subvertically plunging shoot located at an inflection in the strike of the La Blanca structure (Figures 8-2 and 8-3).  It terminates at depth as the structure flattens.  The 108 clavo, also located on the La Blanca structure at its contact with silicified sandstone, is a gold-rich shoot.  The Tucson and Chapotillo clavos lie within the La Prieta structure.

At Palmarejo, four tectonic-hydrothermal breccias have been identified that make up the main mineralized veins (Figures 8-4a-d).  The breccias include; a jigsaw-fit monomictic breccia, a massive cement-supported polymictic breccia, a massive, cemented, rotated lithic and vein fragment breccia and a matrix supported, chaotic polymictic breccia (Galvan, 2007).

Drilling by Planet Gold along the La Prieta vein structure has tested approximately 3.5km of strike length and has penetrated the structure over an elevation range of about 900 to 1250m.  Approximately 2.5km of strike length of the La Blanca vein has been tested, through an elevation range of about 750 to 1,250m.

The Palmarejo silver and gold Resources discussed in Section 16 remain open for possible expansion in several areas.  Figures 8-1 and 8-5 (note that Au-equiv. grade = Au + Ag/65 in these figures, while Section 16 Resources use Au + Ag/55) are long sections of the La Blanca and La Prieta structures, respectively, showing the underground workings and drill-hole pierce points.  Drilling has tested the intersection zone of the La Prieta and La Blanca structures, referred to as the Rosario clavo, below the deepest mineralization intercepted in either of the principal structures.  The presence of significant mineralization in the deep Rosario target has been demonstrated by hole PMDH522D, which returned 24.4m (true width of approximately 13m) grading 2.30g Au/t and 196g Ag/t in stockwork mineralization in the hanging wall of the La Blanca structure more than 200m down plunge from the previously deepest intercept in the Rosario clavo.  In addition, six holes completed in the area between the Rosario and the 76 clavo since the most recent resource estimation have extended the Rosario mineralization to the southeast along the La Blanca structure.

8.2                               Guadalupe Area

The Guadalupe project is located along a northeast-plunging structure that hosts the Guadalupe Norte, Guadalupe, and Las Animas Clavos (refer to Figure 6-3).  These prospects with old mines and prospects occur over a 4km strike length of the Guadalupe structure.

The silver-gold (±base metals) mineralization at Guadalupe occurs predominantly within northwest-trending quartz-carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias and quartz-stockwork zones.  The multiphase quartz-carbonate breccia veins have an average dip of 55° to the northeast and range in thickness from less than a meter to at least 20m (true width).  Subparallel veins, vein splays and sigmodial loops of varying thicknesses are hosted in both the hanging-wall and footwall blocks.  Quartz-stockwork zones are typically developed in the hanging-wall blocks or between closely-spaced subparallel quartz-carbonate-bearing structures.

The quartz-carbonate breccia veins at Guadalupe are hosted in both the volcanic-sedimentary package as well as in the andesitic porphyries and the felsic-dome complex.  Outcrop expressions of the structure are dominantly characterized by moderately to pervasively clay-altered wall rocks and laterally discontinuous quartz veins with thicknesses ranging from millimeters to a few meters.  The clay-rich fault trace is best preserved at Guadalupe Norte (Figure 8-6).  Beneath the clay-rich upper zone, the quartz-carbonate breccia vein swells up to

8-2

15m true width and is spatially associated with quartz-carbonate-pyrite-sericite-clay-epidote-chlorite alteration in the wall rock.

Precious and base-metal mineral assemblages are dominated by fine-grained pyrite, argentite (acanthite), sphalerite, galena, and electrum.  Free gold was found in some specimens that contain narrow semi-massive sulfide mineralization (Figure 8-7), hypogene hematite-siderite, or have been altered by supergene processes (Corbett, 2006).

Hypogene mineralization typically occurs as bands and disseminations in veins and, to a lesser extent, as 2 to 4cm wide semi-massive sulfide vein infill (Figure 8-8, Corbett, 2007).  Clay-rich fault zones in the upper portion of the deposit are barren to poorly mineralized (Figure 8-9).  Results from the drilling indicate that shallow levels of the structure are characterized by silver mineralization, while significant gold values are encountered at depths of about 200m vertical or greater (generally below 1300m elevation) (refer to Figure 6-4).

Corbett (2007) suggests multiphase silver-gold (± base metal) mineralization at Guadalupe comprises three main temporal and spatial styles, including: early gold-rich quartz-sulfide style mineralization typically developed at deeper levels; polymetallic silver-rich mineralization at intermediate levels characterized by pyrite-argentite (acanthite)-sphalerite-galena and minor chalcopyrite in the presence of several carbonate species (Figure 8-10) and hypogene hematite; and polymetallic silver-rich mineralization at shallow levels in the presence of abundant argentite (acanthite) and local electrum and free gold in association with white sphalerite and pyrite.

A barren clay-rich zone overlies silver-dominant mineralization in Guadalupe (Figure 8-9), and suggests a setting similar to that at the 76 clavo at Palmarejo.  Masterman (2006) noted early drilling by Planet Gold intersected well-mineralized, silver-dominated quartz-carbonate breccia veins between the clay alteration zone and the 1,300m elevation.  Recent deep drilling down-dip of the silver-rich portion of the system has delineated several wide zones with strongly mineralized gold-silver breccia veins located predominantly between the 1,300 and 1,100m elevation levels.  These results, in addition to surface geological interpretations, suggest that Guadalupe target represents the highest levels of a fully preserved epithermal system.

8.3                               La Patria

Prospects at the La Patria zone have a combined strike length of 1,700m and are spatially associated with subparallel faults that strike predominantly northwest (335°) and dip approximately 45° to the northeast.  Mapping suggests dominant displacement along the structure includes both normal and strike-slip movement (Davies, 2006).

The mineralization is hosted in a quart-vein breccia unit with enriched proximal dense stockwork.  Well formed pyrite, chalcopyrite, galena and sphalerite is found within the darker grey (high temperature) quartz veining.  Visible gold is present in many samples observed as native gold and electrum.  Oxidation is prevalent with goethite/limonite developed in pyrite pseudomorphs.

The Quartz-vein Breccia unit lies within a typical normal extension fault with apparent preferential mineralization at the intersection lineation between the NW (335°/58°) east dipping regional structure and the WNW (300°/75°) cross structures.

8-3

There is up to 800m of strike traceable on surface from Virginia to the south through to La Patria to the north.  The average width of the Quartz-vein breccia is 4m wide.  The degree of oxidation is important and may increase the potential for oxide-ore, open-cut mining.

Maclovia is located ~500m south-southeast of La Patria and immediately northeast of and beneath the 1600m high Cerro Guerra al Tirano.  The prospects are located on both sides of a 200m deep steeply incised valley, elevations are between 1100 & 1300m.  The series of structures that make up Maclovia have been intermittently worked, possibly as early as the days of the Spanish Conquistadors and more recently in the middle of the 20th century.

At Maclovia the main north-northwest trending structure which also hosts the Virginia, La Patria, Santa Ursula and Todos Santos prospects to the north bifurcates into 6 or 7 narrow, high-grade, structures.  The individual structures are between 0.1 and 2.5m wide, nominally <1.0m, and are vertically continuous for more than 100m.  The strike varies from northwest to almost north — south and the dips range from 50°SW to 80°E.

Typically the structures are characterized by intensely silicified and brecciated colloform banded quartz veins hosted in silicified andesite; pyrite is common often up to 5mm and was observed at most locations.  Alteration of the host rock adjacent to the veining/structure is silicic and includes minor pyrite.  More distal, >2m, the andesitic rocks are strongly argillized with rare quartz veinlets and minor (absent) silicification, no economic gold or silver grades were recorded from the host.

8.4                               Other Areas of Mineralization

8.4.1                     Palmarejo Norte

Six RC holes, for a total of 791m, were drilled along the northwest extension of the La Blanca structure approximately 1km northwest of the limit of the Palmarejo Resources at the intersection of the La Blanca and La Prieta structures.  The holes did not encounter significant mineralization.

8.4.2                     Los Bancos

Los Bancos is an argillic bloom located 1km north of Guadalupe Norte and 1km southeast of San Juan de Dios.  Alteration is similar to that found above Guadalupe Norte and the 76 Clavo in Palmarejo which suggests the presence of blind mineralization.  In 2007, 26 “wildcat” RC holes were drilled totalizing 7,568.19m, four of these holes hit vein presumably tracing a northwest-trending plane.  Grades and thickness clearly increase with depth.  An intercept from hole LBDH-25 returned 30.48m (not true thickness) grading 1.55g Au/t and 259g Ag/t, including 1.52m grading 18.15g Au/t and 1,680g Ag/t.

Follow up diamond core drilling in 2009 confirmed the existence of a mineralized vein at Los Bancos.  During 2009, five diamond core holes were drilled for a total of 1,762m.  All holes intercepted mineralized quartz vein structures ranging from a true thickness of 0.8 to 2.8m.  The highest grade intercept was a true thickness of 1.4m at 9.64g/t gold and 1,090.0g/t silver.

Recent field reconnaissance work in the area has led to the identification of several veins whose width ranges from 0.5 to 2.0m with grades up to 1.5g Au/t and 150g Ag/t at low elevations, and up to 10m stockwork zones in the surface projection of the Los Bancos vein with no significant grades.  Suggesting the presence of a well preserved epithermal system with no mineralization exposed at the surface, similar to Guadalupe Norte and the 76 Clavo.  Due to the preservation of

8-4

the epithermal system surface exposures only contain minor mineralization but metal grades dramatically increase with depth.

SRK is unable to verify specific project mineralization data including; length, width, depth and continuity, as well as, type character and distribution of the Project due to the lack of access to specific project data.

8-5

Figure 8-1:  North-South Cross Section through the Rosario Clavo

(AuEq = Au-equivalent grade = Au grade + (Ag grade÷65); drill data as of October 2005)

Longitudinal section looking towards 045°
Reference
Rosario Clavo
'76' Clavo
'108' Clavo
? Fluid flow feeder structure ?
Fluids sourced from the northwest
PLANET GOLD S.A. de C.V.
Palmarejo/Trogan Project, Chihuahua, Mexico
La Blanca Quartz Breccia
Long. Section & 076 Clavo
September 2006

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	North-South Cross Section through the Rosario Clavo
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-1		Date: 01/18/2011 Approved: KG Figure: 8-1

8-6

Figure 8-2:  Cross Section through the 76 Clavo

(AuEq = Au-equivalent grade = Au grade + (Ag grade÷65); drill data as of October 2005)

B
South
B'
North
Quartz vein breccia & stockwork
Phenocryst-crowded porphyritic andesite
Volcaniclastic sandstone
Porphyritic andesite
Amygdaloidal andesite
Laminated volcaniclastic siltstone & sandstone
100 Metres
15.2m
2.1g/t Au
433g/t Ag
8.76g/t AuEq
5.05m
1.98g/t Au
248g/t Ag
5.79g/t AuEq
7.6m
5.3g/t Au
445g/t Ag
12.2g/t AuEq
3.0m
1.98g/t Au
255g/t Ag
5.9g/t AuEq
6.10m
1.3g/t Au
126g/t Ag
3.2g/t AuEq
16.8m
1.3g/t Au
223g/t Ag
4.73g/t AuEq
4.2m
2.77g/t Au
435g/t Ag
9.46g/t AuEq
13.72m
0.45g/t Au
111g/t Ag
2.22g/t AuEq
2.05m
11.1g/t Au
1,234g/t Ag
30.1g/t AuEq
1100m RL
1000m RL
900m RL
LA BLANCA
LA PRIETA
3 032 000mE
3 032 200mE

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Cross Section through the 76 Clavo
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-2		Date: 01/18/2011 · Approved: KG · Figure: 8-2

8-7

Figure 8-3:  Cross Section of the 76 Clavo on the La Blanca Structure

E
W
76 clavo on La Blanca structure
1100m
1000m
900m
800m
39.6 m
1.4 g/t Au
169 g/t Ag
4 g/t AuEq
9.14 m
0.46 g/t Au
130 g/t Ag
2.47 g/t AuEq
29 m
16.3 g/t Au
1,247 g/t Ag
35.5 g/t AuEq
21.3 m
4.2 g/t Au
405 g/t Ag
10.4 g/t AuEq
31.1 m
7.2 g/t Au
696 g/t Ag
17.9 g/t AuEq
15.3 m
19.6 g/t Au
943 g/t Ag
34.1 g/t AuEq
4.05 m
4.03 g/t Au
189 g/t Ag
6.9 g/t AuEq
100m
Quartz vein breccia & stockwork
Phenocryst-crowded porphyritic andesite
Volcaniclastic sandstone
Porphyritic andesite
Amygdaloidal andesite
Laminated volcaniclastic siltstone & sandstone
Rhyolite ignimbrite

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Cross Section of the 76 Clavo on the La Blanca Structure		
SRK Project No.: 178600.060	Source: Coeur, 2010			
File Name: Figure_8-3		Date: 01/18/2011	Approved: KG	Figure: 8-3

8-8

Figures 8-4a-d:  Four Breccia Types of the Palmarejo Mineralized Veins

a

1 cm

Jigsaw-fit (in situ) monomictic breccia, cemented with grey quartz; PMDH 191D; depth 403.50 m.

b

1 cm

Massive, grey quartz - cement - supported polymictic breccia; PMDH 586D, 261.75 m.

c

Ag 939
1 cm

Massive cemented rotated lithic-vein cobble fragments breccia

d

1cm
A

Granular-kaolinite cement-supported, chaotic polymictic-round cobble breccia, PMDH_191D, depth 405 m

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Four Breccia Types of the Palmarejo Mineralized Veins
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-4		Date: 01/18/2011 · Approved: KG · **Figure: 8-4**

8-9

Figure 8-5:  La Prieta Vein Long Section with Drill-Hole Pierce Points and Mineralized Shoots

((AuEq = Au-equivalent grade = Au grade + (Ag grade ÷ 65); drill data as of October 2006)

Longitudinal section looking towards 010°
1,300m RL
1,500m RL
Rosario Clavo
Tucson Clavo
Halls Clavo
Reference
>50 gram x metres AuEq
20-50 gram x metres AuEq
10-20 gram x metres AuEq
0 - 10 gram x metres AuEq
Results pending
>50 gram x metre Clavo outline
Underground workings

La Prieta Quartz Breccia Longitudinal Section - Palmarejo/Trogan Project, Chihuahua, Mexico

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	La Prieta Vein Long Section with Drill-Hole Pierce Points and Mineralized Shoots
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-5		Date: 01/18/2011 Approved: KG **Figure: 8-5**

8-10

Figure 8-6:  Photo Showing the Guadalupe Norte Clay Alteration

SRK Consulting — Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Photo Showing the Guadalupe Norte Clay Alteration
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-6		Date: 01/18/2011 · Approved: KG · Figure: 8-6

8-11

Figure 8-7:  Photo Showing Sulfide Mineralization (NQ core sample from hole TGDH 055 at 368m, assaying 186ppm Au and 3720ppm Ag)

3 cm

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	**Photo Showing Sulfide Mineralization** (NQ core sample from hole TGDH 055 at 368 m, assaying 186 ppm Au and 3720 ppm Ag)
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_8-7		Date: 01/18/2011 Approved: KG **Figure: 8-7**

8-12

Figure 8-8:  Photo Showing Mineralized Rhodochrosite (NQ core sample from hole TGDH 115 at 365m, assaying 8ppm Au and 410ppm Ag)

3 cm

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_8-8

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Date: 01/18/2011 | Approved: KG | **Figure: 8-8**

8-13

Figure 8-9:  Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_8-9

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Date: 01/18/2011 | Approved: KG | Figure: 8-9

8-14

Figure 8-10:  Photo Showing Late-Deposited Carbonates (NQ core sample from hole TGDH 091 at 358.4 m)

3 cm

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_8-10

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Date: 01/18/2011 | Approved: KG | **Figure: 8-10**

8-15

9                                         Exploration (Item 12)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

9.1                               Surveys and Investigations

9.1.1                     Planet Gold Exploration, 2003-2007

In January and February of 2003, Hall Stewart conducted a reconnaissance study on behalf of Planet Gold (Coeur’s operating company) in the Palmarejo-Trogan area.  Stewart’s work led to Planet Gold’s submission of the Trogan application and the initiation of negotiations on internal claims.  Detailed field investigations by Planet Gold began immediately following the signing of the Corporación Minera de Palmarejo (Ruben Rodriguez Villegas) agreement in June 2003.

Reconnaissance surface mapping, trenching, and underground sampling and mapping on known prospects within the project area led to the identification of significant precious metal anomalies in the Palmarejo area (Beckton, 2004).  A more focused trenching and underground sampling effort was then undertaken at Palmarejo, and drill testing commenced in November 2003 with a single reverse-circulation rig.

A total of 286 underground channel samples from the 6, 7, and 8 levels of the La Prieta workings were collected by Planet Gold through September 2004 (Table 9.1.1.1).  Mapping of the stratigraphy, structure, and alteration in these levels was also completed.  Surveying of the Palmarejo underground workings commenced in October 2004.  Planet Gold collected 79 channel samples from underground workings in nine prospect areas in other portions of the project through September 2004 (Laurent, 2004).

Table 9.1.1.1:  Planet Gold Palmarejo Underground Channel Sample Database Statistics

Samples		Au Grade (g Au/t)					Ag Grade (g Au/t)
No.	Avg. Length	Mean	Min	Max	Std Dev	CV	Mean	Min	Max	Std Dev	CV
286	1.91 m	1.638	0	36.700	3.309	2.020	220.8	0	4330.0	410.2	1.9

Sixty-eight surface trenches, for a total of about 1500m, were excavated and sampled by Planet Gold as part of the reconnaissance of the Trogan area through June 2005 (G. Masterman, pers. comm., 2005; Beckton, 2004a; Laurent, 2004).  These trenches varied in length from one to 116m.  An additional 43 trenches were completed at Palmarejo for a total of 927m.  The trenches were completed with picks and shovels to a depth of up to 1m, with samples typically chipped over three-meter intervals.  The trenches were mapped for lithology, alteration, structural controls of mineralization, oxidation, and stratigraphy.  The results from the trench sampling were not used in the Resource estimations.  Additional rock chip, mine dump, and select geochemical samples from various parts of the project area were also collected and assayed (Laurent, 2004).

Drilling by Planet Gold on the Palmarejo-Trogan project was initiated in November 2003 at Palmarejo.  The La Prieta vein structure was drill tested first, as the most extensive historic mining occurred within this structure.  Drilling then progressed to testing both the La Prieta and La Blanca structures, with focused drilling undertaken in the areas of the Rosario, Tucson,

9-1

Chapotillo, 76 and 108 mineralized shoots.  Additional details of the Palmarejo drilling program are discussed in Section 10.

Planet Gold collected almost 2,200 shortwave infrared (SWIR) spectral measurements from drill samples from holes on a series of sections across the La Blanca and La Prieta structures using an ASD Terraspec instrument.  An additional 500 SWIR spectra were measured as part of a regional alteration-mapping program on the Trogan project.  A new exploration model using structural and stratigraphic targets, high-level clay mineralogy, and the silver-gold and pathfinder-element geochemistry was developed from these data and is being applied throughout the Palmarejo-Trogan exploration programs.

Four hundred forty drill samples from Guadalupe were analyzed for a 50-element suite by combination ICP-MS and ICP-AES.  The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Guadalupe.

One hundred and eighty-six Palmarejo drill samples and 282 trench-sample pulps were analyzed for a 50-element suite by combination ICP-MS and ICP-AES.  A further 440 drill samples from Guadalupe were similarly analyzed.  The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Palmarejo and Guadalupe.

Planet Gold completed geological mapping and 30m of trenching in 2005 at Guadalupe, which identified a series of structural drill targets.  Since that time, 229 holes have been drilled at Guadalupe, for a total of 70,331.55m.  This drilling has defined the structure for over 2km along strike and an elevation range of 1420 to 950m.

Preliminary surface and underground chip sampling of the quartz vein/breccia at La Patria returned 1 to 5g Au/t and 20 to 100g Ag/t.  Based on this initial regional evaluation and encouraging trench-sample results, Planet Gold originally assigned a higher priority to the La Patria-Virginia structure than to Palmarejo.  Since 2004, Planet Gold has completed geological mapping, rock-chip sampling, and 179.5m of trenching (both surface and underground) from which a series of structural-geochemical drill targets were identified.  Following this work, Planet Gold began drill testing the La Patria target area in November 2005.  A total of 121 holes (25,867m) have been drilled at the La Patria project.  This drilling has tested and defined the structure for approximately 1,700m along strike and an elevation range of 1464 to 1020m.

Results of Planet Gold’s exploration programs outside of the Palmarejo, Guadalupe, and La Patria project areas, including the drilling undertaken at La Finca, San Juan de Dios, Todos Santos — Canadensia, Cerro de Los Hilos, Cero de Los Hilos SE, Guerra al Tirano, and Los Bancos are summarized in Section 10.  Drilling at Los Bancos had begun at the date of this report, although initial results had not been received.  The Palmarejo, Guadalupe, and La Patria Resources are discussed in Section 16.

As of December 2007, Planet Gold had completed 180 trenches, for a total of 3,960m, and 1135 drillholes, for a total of 246,830.9m, within the Palmarejo-Trogan property.  A total of 1,429 samples were collected from the trenches, and 800m of underground channel sampling was completed (365 samples).  A total of 1,135 holes, for 246,830.9m, have been drilled in the various target areas of the project, including 27 geotechnical holes (494m) drilled at Palmarejo.

9-2

9.1.2                     Coeur Exploration 2008-Present

Since January 2008 Coeur Exploration has continued to conduct exploration drilling at Guadalupe (Table 9.1.1.1  From January 2008 to December 2009, 107 diamond drill (DD) holes for 36,789m were drilled at Guadalupe (Table 9.1.1.1), and 16,616 diamond drill samples were submitted to ALS Chemex for Au and Ag analyses using fire assay (FA) technique with a gravimetric finish from Guadalupe.

Drilling at Palmarejo in 2008 and 2009 was done by Coeur Mexicana Operations and is summarized in Section 10 and in Table 9.1.1.2.  Coeur Mexicana Operations has also continued channel sampling in 2008 and 2009 at Palmarejo.  In 2008, fifty-five channels were taken totaling 1,564.51m.  All 55 channels were sampled; 1,328 samples were assayed totaling 1,582.06m sampled (Table 9.1.2.1).  In 2009, 671 channels were completed totaling 7,327m.  All channels were sampled at intervals, totaling 7,322m sampled.  Data collected by Coeur in 2008 and 2009 have not yet been incorporated into the Palmarejo Resource, which will be updated in 2010.  The Guadalupe Resource reported herein has utilized new data from 2008 and 2009 (see Section 16).

Table 9.1.2.1:  Coeur Drilling and Sampling January 2008 to December 2009

Year	Location	No. Channels	No. Channel Samples Submitted	No. DD Holes	DD (m)	No. Samples Submitted	No. RC Holes	RC (m)	No. Samples Submitted
2008	Palmarejo Mine	55	1,328	63	6,510	2,065	0	0	0
	Guadalupe	0	0	54	19,617	6,883	0	0	0
2009	Palmarejo Mine	671	8,908	0	0	0	1,968	35,887	31,353
	Guadalupe	0	0	53	17,172	7,733	0	0	0

Coeur has also relied on the drilling, interpretations, and results conducted by other experts (including AMEC and MDA).  The QP’s of the Coeur Technical Report have reviewed this information and believe that the methods employed by these experts are sound and that the results and interpretations are accurate and within industry standards.

Coeur spent a total of $2.5million on exploration at the Project during the three months ended September 30, 2010 to discover new silver and gold mineralization, continue infill drilling and define new ore reserves.  (Coeur, 10-Q, 11/04/10)

This exploration work concentrated primarily on drilling around the Palmarejo mine from both surface and underground platforms.  A total of 10,714m of core drill was completed in the third quarter of 2010 in this program in an effort to discover new mineralization at the mine and expand ore reserves.  In addition drilling recommenced in the north end of the long Guadalupe mineral system in the Palmarejo District where a total of 7,110m of core drill was completed in the third quarter.  (Coeur, 10-Q, 11/04/10)

SRK did not conduct an in-depth review of the surveys, procedures or methodologies used in the exploration of the Project.  Consequently, an interpretation of whether industry standards were used and the results of the exploration will not be expressed by SRK, due to the lack of access to specific project data.

9-3

10                                  Drilling (Item 13)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

The Palmarejo and Guadalupe ore bodies are hosted in northwest striking and west dipping structures that cut through a volcano-sedimentary sequence (see Sections 6-8).

Planet Gold initiated drilling at Palmarejo on November 10, 2003 and drilling has been essentially continuous since that time, with the exception of Christmas and Easter breaks up to the time that Coeur acquired the project.  Coeur has continued drilling at Guadalupe and Palmarejo in 2008 and 2009.

Drilling at the La Finca, San Juan de Dios, Guadalupe, Todos Santos - Canadensia, La Patria, Cerro de Los Hilos, Cerro de Los Hilos SE, Guerra al Tirano, and Los Bancos targets was completed by Planet Gold was reviewed by Coeur.

10.1                        Type and Extent of Drilling

10.1.1              Palmarejo Drill Data

Planet Gold initiated drilling at Palmarejo on November 10, 2003 and drilling had been ongoing continuously until early 2007.  The only drilling known by Coeur to have been completed at Palmarejo prior to Planet Gold consists of five holes drilled underground by PMG in the early 1900’s (McCarthy, 1909).  Beyond their reported existence, no further documentation of the holes is known to Coeur.

The Palmarejo drilling done by Planet Gold through September 26, 2007 is shown in Table 10.1.1.1.  These holes were mainly drilled for exploration purposes, but some were drilled for other purposes like geotechnical, metallurgical, and hydrological studies.

Table 10.1.1.1:  Palmarejo Drilling Summary- Planet Gold (2003-2007)

RC		Core		RC Precollared		Total
No.	Meters	No.	Meters	No.	Meters	Drillholes	Total (m)
545	92,689	117	25,549	88	11,089	750	129,327

Since September 2007, Coeur Mexicana has continued drilling at Palmarejo.  Drilling conducted through December, 2009 is shown in Table 10.1.1.2.  Table 10.1.1.3 is a summary of sampling done for the Coeur Mexicana 2008 and 2009 drillholes.

Table 10.1.1.2:  Coeur Mexicana Drilling at Palmarejo- 2008 and 2009

	RC		Core		Total
Year	No.	Meters	No.	Meters	Drillholes	Total (m)
2008	0	0	63	6,510	63	6,509.55
2009	1,976	37,067	0	0	1,976	37,067.11
Total	1,976	37,067	63	6,510	2,039	43,576.66

10-1

Table 10.1.1.3:  Palmarejo Drillhole Summary, Coeur Mexicana 2008 and 2009

Drilling	2008	2009
Number of Drillholes with Assays	63.00	1,976
Total Length (m)	6509.55	37,067.11
Average Length (m)	103.33	18.76
Meters Sampled & Assayed (Au & Ag)	1968.10	36,679.55
Drill-Hole Assays (Au & Ag)	2065.00	1,933
Holes With Down-Hole Surveys	63.00	0

10.1.2              Guadalupe Drill Data

Planet Gold initiated drilling at Guadalupe in early 2005 and drilling had been ongoing until early 2007 (Table 10.1.2.1).  Sampling statistics for this drill data are summarized in Table 10.1.2.2.  The database was created by Planet Gold and was similarly checked by AMEC (see Sections 11, 12 and 13).

Table 10.1.2.1:  Guadalupe Drilling Summary- Planet Gold (MDA, 2007)

		RC		Core			Total
Company	Year	No.	Meters	No.		Meters	Drillholes	Total (m)
Planet Gold	2005-2007	96	21,349	139	*	46,489	229	533,847

*Includes 4 core continuations of RC holes & 2 core (wedge) continuations of core holes

Table 10.1.2.2:  Planet Gold Guadalupe Drill-Hole Database Summary (2005-2007)

Item	Value
Number of Drillholes with Assays	181
Total Length (m)	51,778
Average Length (m)	302
Meters Sampled & Assayed (Au & Ag)	15,037
Drill-Hole Assays (Au & Ag)	15,329
Holes With Down-Hole Surveys	125

Coeur continued drilling at Guadalupe after purchasing Palmarejo in 2007.  Coeur Exploration drill and sample data for 2008 and 2009 are summarized in Table 10.1.2.3.

Table 10.1.2.3: Coeur Exploration Drilling and Sampling at Guadalupe January to December 2008 and January to December 2009

Location	Year	No. Channel Samples Submitted	No. DD Holes	DD (m)	No. Samples Submitted	No. RC Holes	RC (m)	No. Samples Submitted
Guadalupe	2008	0	54	19,616.8	6,883	0	0	0
Guadalupe	2009	0	53	17,172.2	7,733	0	0	0

The following is a summary of drill data used for the estimation of the Mineral Resource of Guadalupe, described in detail in Section 16 of this report.

10-2

Table 10.1.2.4:  Guadalupe Resource Drill Data

Item	RC		Core	Total
No. Holes in Resource Database	106	*	229	335
Total Drilled Meters in Resource DB	23,637.11		82,036.33	105,673.44
No. Holes Sampled in Resource DB	80	**	255	335
Sampled Meters in Resource	4,742.59		6,681.83	11,424.42
No. Samples in Resource	3,112.00		9,684.00	12,796.00

*Includes 11 RC Pilot Holes Continued by Core

**Includes 5 RC Pilot Holes Continued by Core

10.1.3              La Patria Drill Data

La Patria Mineral Resources summarized in Section 16 were estimated using data provided by 62 drillholes (Table 10.1.3.1).  The Resource database is summarized in Tables 10.1.3.1 and 10.1.3.2.  Table 10.1.3.3 shows drilling done after the Resource estimate, and Table 10.1.3.3 shows total drilling at La Patria.  The database was created by Planet Gold in the same manner as described above for the Palmarejo database, and was similarly check by MDA.  Coeur has not done any drilling at La Patria.

Table 10.1.3.1:  Planet Gold Drilling at La Patria, 2005-2006 (MDA, 2007)

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total Meters
Planet Gold	2005-2006	50	8,183	12	2,911	62	11,094

Table 10.1.3.2:  Planet Gold 2005-2006 La Patria Drilling Summary (MDA, 2007)

Item	Value
Number of Drillholes with Assays	60
Total Length (m)	10,498
Average Length (m)	175
Drillhole Assays (Au &Ag)	6,054
Holes with Down-Hole Surveys	55

Table 10.1.3.3:  La Patria Post-Resource Drilling Summary

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total Meters
Planet Gold	2006-2007	29	5,831	30	8,941	59	14,772

Table 10.1.3.4:  Total Drilling at La Patria, 2005-2007 (MDA, 2007)

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drillholes	Total Meters
Planet Gold	2005-2007	79	14,014	42	11,852	121	25,866

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10.1.4              Procedures

Core Drilling and Logging

Diamond core drilling was carried out by Layne, Major, and Perforaciones Godbe de Mexico, S.A. de C.V. (Godbe).  Layne used a CS-1000 skid-mounted wireline rig, while Godbe used a truck-mounted Longyear Super 38 Sidewinder wireline rig.  The CS-1000 was set up to drill HQ-diameter core with the ability to reduce to NQ if necessary (MDA, 2007).

Major initially sent a Boyles 20 (B-20) skid-mounted wireline core-rig to Palmarejo in September 2005.  This rig could drill HQ-diameter core with the ability to reduce to NQ if necessary.  The depth capability of the rig was restricted, however, and it was subsequently replaced by a skid-mounted wireline Longyear 44 core rig (LY-44) in December 2005.  The LY-44 has a capacity of drilling PQ to depths of 230m before needing to reduce to HQ.  Major also sent a Universal Directional Rig 200 (UDR-200) skid-mounted wireline core-rig to Palmarejo in January 2006.  Like the LY-44, this rig has a capacity of drilling PQ to depths of 230m before reducing to HQ.  In August 2006, both the LY-44 and UDR-200 were sent to Guadalupe (MDA, 2007).

In June 2005, Major sent a Boart Longyear (BLY-38) skid-mounted wireline core rig to Guadalupe, this drill is able to drill HQ-diameter core with the ability to reduce to NQ.  In June 2006, The BLY-38 was sent to the La Patria area (MDA, 2007).

Major also sent two Major 50 track-mounted wireline core rigs to Guadalupe, one in April and the other in July 2007.  Both Major 50 rigs have a capacity of drilling PQ to depths of 280m before needing to reduce to HQ.  Major’s annual contract was not renewed in January 2008 and Major completed its contract drilling in March 2008.

A new contract was signed in January 2008 with G4 Forage Drilling, headquartered in Val-d’Or, Quebec, Canada in May of 2008, and an additional contract was signed with Landdrill International Mexico from Hermosillo, Mexico in July of 2008.  During 2008, two to three diamond core rigs of G4 Forage were drilling at Guadalupe or Palmarejo and one diamond core rig of Landdrill was drilling at Guadalupe.  Landrill International continued drilling in the first quarter of 2009 and then demmobilzed when their contract was completed.  G4 Forage continued to drill at Guadalupe and Los Bancos in 2009.

Water for the Palmarejo core drilling is supplied by water truck from Palmarejo Creek and/or pump and water line running from the creek.  Water at Guadalupe is supplied by water truck from the old mill at Arroyo Blanco and from a creek at Los Llanos.

The core holes that were collared at the surface recovered HQ or PQ core, unless the intersection of voids or down-hole drilling problems were encountered, in which case the drillers reduced to NQ or HQ, respectively.  The core tails, which were drilled when RC holes were terminated prematurely due to encountering groundwater and/or down-hole problems, recovered NQ or HQ core (MDA, 2007).

Diamond-core holes were logged for geotechnical data and geology, including rock type, alteration, mineralization assemblages, vein-quartz percentage, and oxidation.  Graphic logs were also created for stratigraphy, vein orientation, and visual identification of mineralized zones.  Digital photographs of wetted core were taken and initially archived at the field offices.  Holes were re-logged by a second geologist following receipt of assay results to validate data.

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A new descriptive system of logging volcanic lithologies and breccia textures and mineralization from CODES (Centre of Excellence in Ore Deposits, Tasmania) and MDRU (Mineral Deposit Research Unit, British Columbia) has been adopted by Coeur.  The system allows for more consistent logging of geology and is entered into an AcQuire database for documentation.  The data is also exported into three-dimensional modeling software for further understanding of the geology and mineral controls.

All core at Palmarejo was moved to the new Guadalupe exploration area during 2008.  The facility consists of a covered and secured storage building, a covered logging and sampling area, two enclosed core cutting saws and a three room office building with a room for the resident watchman.  All core is photographed and photos are available and well organized at the Chihuahua office for exploration core and at the mine site for operations core.

As part of the mine construction a new core logging and geologic office facility was built at the Palmarejo mine site.  This facility consists of fully enclosed logging, cutting and sampling areas and geologic offices.

Reverse Circulation Drilling and Logging

MDA (Gustin and Prenn, 2007) stated that RC drilling was carried out by Layne de Mexico, S.A. de C.V. (Layne), Dateline, S.A. de C.V. (Dateline), and Major Drilling, S.A. de C.V. (Major).  Layne used two rigs at Palmarejo, a Drill Systems W-750 buggy-mounted all-terrain rig and a Drill Systems track drill MPD-1500 all-terrain drill.  The W-750 buggy rig is equipped with an air compressor delivering 900cfm free air at 350psi, a RC system for drilling with dual-tube drill pipe, and a hydraulically controlled water-injection system.  The MPD-1500 track rig is equipped with an air compressor delivering 750cfm free air at 350psi, a reverse circulation system for drilling with 3-3/4in outside diameter by two-inch inside diameter dual-tube drill pipe, and a hydraulically controlled water-injection system.  The MPD-1500 was only used for six months due to frequent mechanical failures.

MDA (Gustin and Prenn, 2007) stated that the Dateline rigs began drilling on the Palmarejo District in late 2004.  Both Dateline drill rigs were equipped with 350psi 750/900cfm Sullair compressors, cyclone assemblies, and at least 250m of drill pipe.  Major used three rigs, a track-mounted Schramm-685 all-terrain rig, a Prospector buggy-mounted all-terrain drill, and an Explorer track-mounted all-terrain drill.  These rigs were brought into the project due to their capacity for relatively deep drilling while maintaining sample quality.  The Explorer rig drilled at Palmarejo between February and August 2007.

During 2008 and 2009 no exploration RC drilling was conducted (see Section 9 for operations drilling conducted by Coeur).  Previous RC drilling on the project used center-return hammer bits.  If dictated by the geologic or groundwater conditions, an interchange hammer, full-bore tricone, or button bit was used.  The water table in the project area is variable due to the topographic relief.  RC holes were terminated if the sample exiting the cyclone became wet due to ground water, and the holes were completed with a core tail where applicable or twinned by a diamond core rig.

The RC drill chips were logged for stratigraphy, alteration, weathering degree, quartz percent, and metallic minerals to aid in geological and sectional interpretation.  Representative RC drill chips were collected in chip trays and stored at Palmarejo office or the Arroyo Blanco storage (now stored at the Guadalupe core storage facility) for geologic logging.  Holes were re-logged

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by a second geologist following receipt of assay results to validate the original logged data (MDA, 2007).

The majority of the drilling during the quarter was focused at the Palmarejo mine and at the nearby Guadalupe deposit.  At Palmarejo, drilling continues to intersect strong gold and silver mineralization from several zones, notably 108, 76, Tucson-Chapotillo, and at Guadalupe, which now totals over 2.4km of strike length.  At the mine, drilling was conducted from both surface and underground on all five ore zones, all of which remain open for expansion on strike and at depth.  Drilling during 2010 is expected to increase Mineral Resources and Mineral Reserves when Coeur announces year end Mineral Reserves and Mineral Resources in early 2011.  (Coeur, PR, 11/04/10)

The following drill results were presented in Coeur’s November 4, 2011 Presentation:

3Q 2010 -drilling on the 108, 76 and Tucson clavos:

•                  7.5m (true) @ 3.25g/t Au and 132g/t Ag in hole 108C-0035 (108)

•                  6.2m @ 5.46 Au, 295 Ag in 76C-0050 (76)

•                  10.2m @ 4.60 Au, 681 Ag in Tu-0033 (Tucson)

Guadalupe Zone Expanded with New High Grades.

3Q 2010 Drilling on Animas and Guadalupe Norte.

High Au and Ag mineralization at Guadalupe Norte extended to nearly 2.5km.

Au grades higher than main Guadalupe:

•                  Notable results;

•                  TDGH 355, 9.4m (true) @ 3.87g/t Au, 209g/t Ag

•                  TDGH 359, 6.5m (true) @ 2,41g/t Au, 201g/t Ag

A summary of the interpretation of the drilling results will not be expressed by SRK, due to the lack of access to specific project data.

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11                                  Sampling Method and Approach (Item 14)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

The core in the Palmarejo District is being sampled only in the intervals suspected to contain metal mineralization.  Where the rock displays minor alteration and/or quartz-carbonate veinlets, the standard sample interval is 1m.  In a section where the core has intersected a strongly mineralized structure, sampling is reduced to a nominal 0.5m interval but can vary depending on the mineralogical changes.  When structure is clearly broken into different veins or domains, it is sampled separately at contacts and sample intervals may be less than 0.5m.

Reverse circulation (RVC or RC) holes used the Palmarejo resource model were sampled every 5ft (1.52m) down the hole.  Holes that were drilled in a new area were sampled along the entire length of the hole.  In-fill or close-spaced holes were sampled at 5ft intervals through zones of suspected mineralization.  As a standard procedure, only material from dry drilling was being sampled and once the water table was intersected the RVC hole was stopped and usually continued with core.

11.1                        Sampling Methods

11.1.1              Diamond Drilling

The core is removed from the core barrel and placed into wooden boxes in the case of PQ core and plastic boxes for HQ and NQ core.  All breaks of the core made by the drillers were marked in order to assist in the differentiation of natural vs. manmade fractures.  On selected Palmarejo holes, the core driller marked an orientation at the top of the core run prior to retrieving the core barrel with a spear-system that is sent by wireline.  The core barrel was then retrieved and placed into core boxes.

At the core shed, the core was first pieced together by a geologist or technician, with the orientation mark facing up (if applicable).  Cut lines were then traced along the core axis, sample intervals were marked on the core, and the intervals were assigned sample numbers.  The sample lengths for wall rock average 1.5m at Palmarejo and Guadalupe.  Suspected mineralized zones were sampled at intervals averaging about 0.5m at all projects before Coeur’s acquisition.  Since Coeur performed exploration at Guadalupe suspected mineralized zones were sampled at intervals averaging about 0.75m.  Sample lengths were variably adjusted by the supervising geologist to avoid sampling across geological contacts.  Digital photographs of wetted core were taken and the core was then sawed into two halves along the cut lines.  The half of the core to the right of the orientation line was chosen for assaying and placed in a numbered bag along with a sample tag.  A duplicate tag was kept in the sample-tag book and archived at the Palmarejo field office.  The left side of the core was retained in the core boxes on site.

11.1.2              Reverse Circulation Drilling

RC chips were recovered up through the center of the double-wall pipe, and the sample was discharged at the surface via a cyclone directly onto a contractor-supplied three-tiered Jones splitter.  If groundwater caused the sample exiting the cyclone to be wet, and the hole could not be dried with the addition of a compressed air booster, the sampling was halted, the RC portion of the hole was terminated, and any continuation of the hole was completed by coring.  The depth at which groundwater water was encountered was logged by the supervising geologist.

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Each entire 1.52m sample was collected into a cyclone and then released into a hopper into a Gilson, riffle-type splitter.  The sample was initially split so that half of the material was discarded.  The remaining half was split in half again, and each of these quarter splits were poured directly from the splitter pans into buckets containing sample bags.  The sample numbers were recorded as the drilling progressed by a geologist that supervised the RC drilling.  One quarter split was used as the sample for assaying and the other was stored as an archive duplicate.  Once bagged, the samples were placed in order on the ground near the drill.  All samples to be submitted for analyses were placed at a collection point on the drill pad for the weekly pickup by a sample truck sent by the assay lab.

Past studies of core and RC twin holes at Palmarejo have suggested a low bias (-30%) to the core samples because of local poor recovery in faulted/crumbly and oxidized mineralized zones, most notably in the Rosario area at the intersection of the La Blanca and La Prieta vein structures.  AMEC (2008) analyzed the assay results of both core and RC samples and has concluded that there are no obvious deficiencies with the Ag and Au assay data.  The QP’s of the Coeur Technical Report have reviewed the AMEC results and are in agreement with AMEC that the data are sufficiently accurate for resource estimation and classification purposes.

SRK was unable to complete a detailed review of the sampling method and approach due to the lack of access to specific project data.

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12                                  Sample Preparation, Analyses and Security (Item 15)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

12.1                        Sample Preparation and Assaying Methods

Sample preparation and analytical methods will be “standard methods” used in the industry.  The current commercial analytical lab for the project is ALS-Chemex with sample preparation in Chihuahua, Chihuahua and in Hermosillo, Sonora.  A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver.  ALS-Chemex complies with the international standards ISO 9001:2000 and ISO 17025:1999.  All exploration and resource definition drill samples are sent out to the third party commercial lab.

12.1.1              ALS CHEMEX Preparation (ALS code: PREP-31)

The entire sample is dried and crushed to > 70% passing a 2mm (10 mesh) screen.  A split of up to 250g is pulverized to > 85% passing a 75µm (200 mesh) screen.

12.1.2              ALS CHEMEX Au and Ag Analyses (ALS codes: Au-ICP21, Au-GRA21, Ag-GRA21, ME-GRA21)

All assays techniques at Palmarejo and Guadalupe utilize an initial 30 gram charge that is digested by the fire assay method.  Then the metal content is determined by different finish techniques.  The GRA21 technique uses a gravimetric finish or a physical weighing of the gold and or silver bead, detection limits for Au by this finish method is 0.05 to 1,000ppm and 5 to 10,000ppm for Ag.  QA/QC analysis over the past year has shown that commercial labs have difficulty reproducing gold values below 1ppm with the gravimetric finish method due to the difficulty of physically weighing the small bead therefore a fire digestion followed by an ICP finish is being used for initial gold analyses and when the gold exceeds 10.0ppm the sample is reassyed by a fire digestion and gravimetric finish.

At the end of 2009 the Palmarejo mine completed construction of an on-site assay laboratory.  The lab has a sample preparation, two fire assay furnaces and two Atomic Absorption (AA) instruments.  The laboratory is being managed and run by SGS Laboratories on a contract basis.  The on-site lab will be used mainly for ore control and mill sample analysis.  Final assay techniques are being determined at this time and mine site personnel are submitting samples with a rigorous QA/QC sample protocol.

12.2                        Quality Controls and Quality Assurance

Coeur has adopted a specific QA/QC protocol that standardizes the procedures for collecting samples and obtaining related information with a goal of providing confidence that the assay results reported by laboratories can be verified and their integrity validated.  Coeur uses three types of QA/QC samples to check for laboratory accuracy, precision and contamination within each batch submitted to laboratories.  Check assays or the submission of sample pulps to a different laboratory is also conducted to verify the initial assays and to check for laboratory bias.  The results of all previously QA/QC programs and the 2008 Guadalupe program have been reviewed by an independent third party, Keith Blair of Applied Geoscience LLC.

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Mr. Blair studied the results of the QA/QC program implemented by Planet Gold for the Palmarejo, Guadalupe, and La Patria projects (Blair, 2005; Blair, 2006; Blair, 2007) and the results from the QA/QC program implemented by Coeur at the Guadalupe project in 2008.  The data reviewed by Mr. Blair includes reference sample results, duplicate sample and duplicate assay results, and second-laboratory check assays.  The main goal of Blair’s studies is to assess and comment on the quality of the assay data for the projects.

The data and discussions presented in this section are quoted directly or derived entirely from MDA’s 2007 Palmarejo Technical Report that summarizes Blair’s study of the Palmarejo project (Blair, 2006), and the Guadalupe (Blair, 2007, 2008) and La Patria projects (Blair, 2007), unless otherwise noted.  The Blair 2006 report is an update to a review he completed previously for the Palmarejo project (Blair, 2005).  Blair also conducted updated reviews for Guadalupe that include new drill information; 2006, 2007, 2008 and Blair’s 2007 report presents the first QA/QC review of the La Patria project.  Mr. Blair is a QP under NI 43-101, and he is independent of Coeur, Planet Gold, Palmarejo Silver and Gold, and Bolnisi.

The Palmarejo Project QA/QC program for gold and silver assays has changed from when work began in 2003.  Initially the project inserted reference samples into the sample stream at a 1:200 ratio, whereby one reference sample was inserted for every 200 drill samples.  Starting in mid-2005, the proportion was increased to approximately 1:25 to ensure that every fire-assay furnace lot contained reference samples.  When Coeur assumed control of the project in late 2007 the following protocols were implemented one reference standard inserted for every 20 field samples, one blank sample inserted for every 20 field samples and one field duplicate is collected for every 20 field samples.  Additionally, 5% of the sample pulps are sent to a different lab for check analysis.

Analytical techniques used for the various QA/QC analyses are discussed in this section.  The database coordinator electronically imports assays directly into the AcQuire Database.  The QA/QC samples and their results are routinely inspected after import into the database through a series of automated graphs and tables.  QA/QC samples that do not pass Coeur’s established control criteria are quickly identified.

Identification of suspect data is not an exact science and each job must be examined to evaluate the effect the suspect data have on the job.  “Suspect” data includes blank samples returning anomalous metal,  large differences in duplicate sample assays,  and standard/reference samples out of acceptable range (normally +/-3 standard deviations from the expected values of the reference materials).  If any QA/QC samples are out of tolerance, the laboratory is contacted and the assay lab is requested to re-assay the QA/QC samples and at least five field samples immediately above and below the QA/QC samples in the submitted sequence.

QA/QC reports are prepared on a monthly basis, with notification of “anomalies” as they happen.  The AcQuire database utility being used at the project has a QA/QC reporter utility.

The review of the QA/QC data did not encounter significant problems or biases within the Palmarejo assay database.  The Palmarejo assay database is of acceptable quality for resource modeling.

The QP’s of the Coeur Technical Report have reviewed the assay data and the third party reviews of the Palmarejo database and QA/QC program done by AMEC (2008), MDA (2007) and Keith Blair (2005, 2006, 2007, 2008) and are in agreement with the conclusion of these

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reports that the Palmarejo database is suitable for resource modeling and that there are no known factors that could materially affect the sample results.

12.3                        Palmarejo Project- QA/QC Program and Third Party Reviews

A total of 557 Chemex assay reports for Palmarejo, covering the period of December 4, 2003 to September 12, 2006, were reviewed by MDA (2007).  Except for a few edits, the discussion below of the Palmarejo QA/QC program is taken from the MDA Technical Report (2007).

12.3.1              Palmarejo Reference Samples

The Palmarejo project had used nine different reference samples during the review period.  Most of the reference samples are commercial standards from Ore Research and Exploration Pty Ltd, Australia and ROCKLABS Ltd of New Zealand.  In addition to these commercial standards, a custom standard (PJOI) was prepared from RC duplicate samples and coarse reject material from the laboratory.  A field blank was also inserted into the sample stream.  The blank consists of unmineralized volcanic rock from outcrop and drill core.  Table 12.3.1.1 summarizes the reference sample data that were generated during the review period and are discussed below (MDA, 2007).

Table 12.3.1.1: Palmarejo Reference Sample Results (December 04, 2003 to September 12, 2006)

Standard / Method	Valid N	Mean	Min	Max	Std.Dev.	Expected Value	-2SD	+2SD
Blank
g Au/t_ME-GRA21	999	-0.042	-0.05	0.75	0.048	0.0
g Ag/t_ME-GRA21	999	-3.9	-5	81	5.4	0.0
OREAS - 6Ca*
g Au/t_ME-GRA21	48	1.41	1.10	1.63	0.11	1.48	1.33	1.63
OREAS - 7Ca*
g Au/t_ME-GRA21	47	2.41	2.16	2.68	0.11	2.54	2.27	2.81
OREAS-33
g Au/t_ME-GRA21	4	0.45	0.27	0.57	.13	0.52	0.46	0.58
g Ag/t_ME-GRA21	4	67.7	58	72.0	6.55	73.5	67.2	79.8
OREAS - 62Pb*
g Au/t_ME-GRA21	328	11.25	10.05	12.0	0.203	11.27	10.54	12.0
g Ag/t_ME-GRA21	328	21.6	12.0	36.0	3	21.4	18.06	24.74
SG14
g Au/t-ME-GRA21	282	0.99	0.82	1.21	0.053	0.989	0.901	1.077
g Ag/t_ME-GRA21	282	10.2	-5	23	5.5	11.12	9.06	13.18
SN16
g Au/t_ME-GRA21	128	8.31	7.53	8.75	.151	8.37	7.93	8.80
g Ag/t_ME-GRA21	128	17	9	24	3.2	17.64	15.72	19.56
SP17
g Au/t-ME-GRA21	42	18.05	17.0	18.5	0.292	18.13	17.26	18.99
g Ag/t_ME-GRA21	42	58.5	41.0	87.0	7.0	59.17	53.26	65.06
PJ01 (custom)
g Au/t_ME-GRA21	25	1.33	1.12	1.6	0.102	1.32	1.24	1.40
g Ag/t_ME-GRA21	25	250	234	267	6.9	258	245	272
BPL-04 (CHEMEX internal)
g Au/t_ME-GRA21	906	47.10	39.5	54.1	2.17	47.0	43.6	50.3
g Ag/t_ME-GRA21	906	672	523	735	14.75	682	655	709

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12.3.2              Blanks

Blank samples are used to test for cross contamination of the submitted drill samples attributable to laboratory equipment as well as sample preparation and handling procedures (MDA, 2007).

Blank-sample results are mostly acceptable for gold, with only 10 of the 999 blank assays containing detectable metal greater than 3 times the detection limit for the analytical method and 4 instances being greater than 5 times the detection limit.  The maximum gold assay from the field blank is 0.75g Au/t. Blank sample results for silver show 8 of 999 instances with detectable metal greater than 3 times the detection limit for the analytical method and 5 of 999 instances being greater than 5 times the detection limit.  The maximum silver assay from the field blank is 81g Ag/t.  The field blank material has not been characterized, so it is possible that the material contains minor mineralized material.

Re-assaying of the jobs that include the anomalous blank assay results was recommended by Blair, although the overall effect of these anomalous assay reports on the grade models is probably minimal.

12.3.3              Analytical Standards

Analytical standards are used to evaluate the analytical accuracy of the assay laboratory.

Standards OREAS-6Ca and OREAS-7Ca are chip standards and have expected values of 1.48g Au/t and 2.39g Au/t with no certified silver results.  Standard OREAS-6Ca shows a systematic low bias with some scatter below the -2 standard-deviation limit from the expected (certified) value of the standard.  The mean of the Chemex analyses shows a slight low bias (-5%) compared to the expected value, but is within acceptable limits.  Except for two reports during May 2005, none of the outside tolerance instances are from consecutive jobs.  Four of 48 assays (8%) of this standard are less than three times the standard deviation from the expected value.

As with OREAS-6Ca, Chemex analyses of standard OREAS-7Ca show systematic low results (Chemex mean is approximately 5% lower than the expected value), with the Chemex mean grade near the -1 standard-deviation level.  None of the instances below the -2 standard-deviation threshold are from, consecutive reports, and there are no instances below the -3 standard-deviation level.

The low bias apparent in both chip standards could be due to the high level of other metals in the material.  These reference samples have anomalous arsenic (1000-2000ppm) and antimony (120,160ppm) that could be suppressing gold during fire assaying.  Use of these standards was discontinued in late 2005.

Standard OREAS-33 was used only during February and March 2005.  There were few data points for standard OREAS-33, however the results for both gold and silver show instances below two standard deviations from the expected value.  This standard was prepared from base-metal sulfide ore (lead-zinc-silver) mixed with copper and gold-bearing material.  The high base-metal content matrix of the standard is quite different from typical Palmarejo mineralization.  Use of OREAS-33 was discontinued in March 2005.

Standard OREAS-62Pb shows good results for gold with only one instance returning below the -3 standard-deviation limit.  Silver results for OREAS-62Pb show scatter outside the tolerance limits but no systematic bias.  The anomalous results are not desirable; however, given the tenor of the silver grades, a significant effect to the value of the resource model is not expected.

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Variance in the silver results at these relatively low grades is discussed below in the section on duplicate assays.

Results for SG14 show no systematic bias for gold, but some scatter outside the accepted limits.  Seven of 282 instances (2.5%) are outside the upper and lower three standard-deviation limits.  Silver results for SG14 show a slight low bias to the calculated mean of the entire data set (-8%).  There is much scatter outside the accepted range for silver but no apparent tendency to be higher or lower.  Given that the detection limit of silver for the analytical method is 5g Ag/t, this variability around the expected value of SG14 (11.12g Ag/t) is not surprising.  Significant influence on the resource model is not expected.

Gold results for SN16 show acceptable results with only three, nonconsecutive instances being slightly below the -2 standard-deviation threshold.  Silver results show the calculated mean within tolerance but with many instances outside the accepted limits.  The expected silver value of SN16 (17.64g Ag/t) is approximately 3 times the detection limit of the analytical method.  Variability of the silver results at this level is expected.

Standard SP 17 is the highest grade of the project gold standards with an expected grade of 18.13g Au/t. Gold results are acceptable, with only one of 42 instances being outside the lower limit.  Silver results are also acceptable, with four instances outside the +/-3 standard-deviation limits (two are from the same report).

Standard PJOI is a custom standard and has the highest silver grade of all the project standards.  Gold results show 7 of 25 instances outside the accepted limits, but no bias in the overall mean grade and no consecutive reports out of range.  Silver shows a slight low bias, with four reports outside the -2 standard-deviation limit.

Standard BPL-04 is an internal standard to Chemex with high expected values for gold (47g Au/t) and silver (682g Ag/t).  Gold results are variable but show no systematic bias at the mean.  The calculated mean for silver shows a slight low bias, but is within accepted limits.  Most of the anomalous silver instances are below the -2 standard-deviation limit and give an overall low sense to the data set (MDA, 2007).

12.3.4              Palmarejo Duplicate Samples

Duplicate samples can be used to evaluate the grade variance introduced by inherent geologic variability, sample size, or introduced sampling biases.

The Palmarejo project has a large data set of gold and silver analyses of duplicate samples.  Duplicate samples were collected at the drill during RC drilling; these are referred to as rig-resplit duplicates.  Duplicate samples from core were collected as splits from the coarse preparation rejects of Chemex.  There are also internal duplicate/check assaying from Chemex and a set of coarse duplicate split assays from the original review by MDA.

For the different duplicate sample and assay groups, metal statistics are overly affected by a large number of below detection limit results.  Below detection results were therefore set to one-half of the detection limit or 0.025g Au/t for gold and 2.5g Ag/t for silver.

The duplicate sample database reviewed contained 521 samples.  Comparative statistics are summarized in Table 12.3.4.1.

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Table 12.3.4.1:  Duplicate Sample Assay Statistics: Palmarejo

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
Orig g Au/t	521	0.74	6.31	8.6	0.03	0.01	134.50	0.03	0.03
Dup g Au/t	521	0.73	6.22	8.5	0.03	0.03	131.00	0.03	0.03
Orig_g Ag/t	521	53.8	237.2	4.4	2.5	2.5	3620	2.5	5.0
Dup g Ag/t	521	55.9	266.2	4.8	2.5	2.5	4350	2.5	6.0

The data show very good agreement for both gold and silver, but with some scatter in the lower portions of each distribution.  The agreement between the duplicate assays is very good within the grade range of interest (> 1g Au/t gold and >30g Ag/t silver).

The rig resplit duplicates were collected using a 1:100 sample ratio while drilling.  The database consisted of 516 RC rig resplit pairs.  Table 12.3.4.2 presents assay statistics for the original and rig resplit samples.

Table 12.3.4.2: Rig-ReSplit Duplicates Assay Statistics: Palmarejo

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
Orig g Au/t	516	0.17	1.19	6.9	0.03	0.03	22.90	0.03	0.03
RigResplit g Au/t	516	0.15	0.89	6.1	0.03	0.03	15.10	0.03	0.03
Orig g Ag/t	516	15.7	91.0	5.8	2.5	2.5	1535.0	2.5	2.5
RigResplit_g Ag/t	516	14.0	74.7	5.3	2.5	2.5	1105.0	2.5	2.5

Statistical and graphical summaries show fair agreement but with some scatter in the lower portions of the distributions.

Part of the internal QA/QC program at Chemex is random check assaying of samples in each assay job.  There are a total of 2,727 check analyses for gold and 2,708 check analyses for silver from Chemex.  Gold and silver check-assay statistics are presented in Table 12.3.4.3.

Table 12.3.4.3:  Chemex Internal Check-Assay Statistics: Palmarejo

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
Orig g Au/t	2727	0.40	5.23	12.9	0.03	0.01	229.00	0.03	0.03
Chemex-CHK_g Au/t	2727	0.40	5.22	13.0	0.03	0.00	226.00	0.03	0.03
Orig g Ag/t	2708	33.3	237.0	7.1	2.5	2.5	5840.0	2.5	5.0
Chemex-CHK_g Ag/t	2708	30.6	199.2	6.5	2.5	1.0	5820.0	2.5	5.0

Results show good agreement with a few outliers noted for silver.  The scatter in the lower portions of graphical plots of the data show the low resolution of the method slightly above the detection limit to approximately 3 to 5 times the detection limit for both metals.  The method variance at these levels is important when evaluating reference-sample results with expected values in this range.  Most of the silver standards used by the project are in this three to five times the detection-limit range.  Thus, the variable results for the reference sample are expected (MDA, 2007).

As part of the MDA technical review of the Palmarejo project in 2004, 21 samples from two RC holes were selected and splits of the original sample were sent to Chemex for analysis using the

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preparation and assay protocol used by the project.  Assay statistics are presented in Table 12.3.4.4.

Table 12.3.4.4: MDA 2004 Duplicate-Sample Assay Statistics

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
ORIG g Au/t	21	1.77	1.70	0.96	1.22	0.00	6.25	0.51	2.34
DUP g Au/t	21	1.94	1.92	0.99	1.22	0.00	7.38	0.50	2.49
ORIG g Ag/t	21	287	297	1.03	188	6	1045	58	441
DUP g Ag/t	21	304	336	1.10	161	11	1160	39	436

MDA concluded that the results for both metals show good agreement; there is no apparent bias to either metal.

12.3.5              Palmarejo Check Assays

Similar to analytical standards, check assays by an independent laboratory on pulps from the primary assay lab are used to evaluate the analytical accuracy of the primary lab.  In contrast, check assays by the primary laboratory on its own pulps can be used to examine the analytical precision of the primary lab.

The initial batch of check assaying was performed in 2005 and was made up of 17 samples from drillhole PMDH - 109.  The check assay laboratory was BSI Inspectorate (BSI) in Reno, Nevada.  Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge.  Gold and silver statistics are presented in Table 12.3.5.1.

Table 12.3.5.1:  2005 BSI Inspectorate Check Assay Statistics: Palmarejo

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
Chemex gAu/t	17	2.60	4.14	1.59	0.62	0.00	15.95	0.18	4.15
BSI_ g Au/t	17	2.55	3.77	1.48	0.65	0.10	13.65	0.24	4.32
Chemex g Ag/t	17	118	192	1.63	21	0	722	11	154
BSI g Ag/t	17	72	121	1.68	13	0	431	6	117

The BSI results show good agreement for gold, but very poor agreement for silver.  BSI silver results are systematically lower than the original assay by approximately 40%.  These data should be considered suspect.  BSI reviewed their internal data and did not find any obvious problems with the report or the analyses.  To date, there has been no resolution of this discrepancy.

During the period from July 2005 to November 2005, a total of 920 pulp samples were submitted to ACME for check analysis.  Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge.  These samples are from across the deposit and from assay reports over the life of the project.  Gold and silver statistics are presented in Table 12.3.5.2.

Table 12.3.5.2:  2005 ACME Laboratories Check Assay Statistics

Item	N	Mean	Std.Dev.	CV	Median	Min	Max	Q25	Q75
Chemex g Au/t	920	3.92	14.02	3.58	0.83	0.03	233.00	0.22	2.71
ACME g Au/t	920	3.93	13.59	3.46	0.86	0.01	230.84	0.27	2.85
Chemex g Ag/t	920	290	817	2.82	71	3	12638	14	264
ACME g Ag/t	920	297	800	2.69	77	1	12610	16	284

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Gold results from ACME agree well with the original Chemex results and show slightly higher grades (+5%) at the median and upper quantile.  For silver, ACME is systematically higher than Chemex by 5% to 10% between 50g Au/t and 1500g Au/t.  Below 50g Ag/t there is much more scatter.  Above 1500g Ag/t silver, the assays agree well.

Additional check analyses from the 2006 assaying program were recommended by MDA (2007) for a more conclusive statement of quality for this part of the assay database.

12.3.6              AMEC’s Review of Palmarejo QA/QC

During the site visit to Palmarejo, AMEC (2008) acquired the QA/QC assay data supplied by Bolnisi at the time.  AMEC evaluated the twin and duplicate samples according to the hyperbolic method.  The failure rate for each duplicate type is calculated by evaluating each sample pair against the hyperbolic equation.

AMEC constructed Max—Min plots for the studied elements by plotting the maximum and minimum values of the sample pairs in the y and x axis, respectively.  This way, all the points are plotted above the y = x line.  The failure line is plotted according to a hyperbolic formula, and sample pairs plotting above this line are considered failures.  An acceptable level of precision is achieved if the failure rate does not exceed 10% of all pairs.

Table 12.3.6.1 includes the duplicate summary for Ag and Au.  The apparently different number of samples for each element may be due to problems in the extraction algorithms.  The Ag failure rates are within acceptable limits (less than 10%), but the Au failure rates are slightly above the acceptable limits.  However, considering that most of the failures lie very close to the failure lines, AMEC is of the opinion that the sampling and analytical precisions are acceptable.

Table 12.3.6.1:  Final Duplicate Summary

Sample Type	Element	No. of Samples	No. Failures	Failure Rate (%)
Field Duplicates	Ag	138	5	3.6%
	Au	156	20	12.8%
Pulp Duplicates	Ag	252	21	8.3%
	Au	132	18	13.6%

For evaluating the CRMs, AMEC considered that the CRM value must lie within the AV±2xSD boundaries to be accepted as a valid result.  Otherwise, the value is qualified as an outlier.  The analytical bias was calculated as:

•                  Where AVeo represents the average recalculated after the exclusion of the outliers.  The bias values are assessed according to the following ranges:

•                  Good: between -5% and +5%,

•                  Questionable: from -5% to -10% or from +5 to +10%, and

•                  Unacceptable: below -10% or above 10%.

Table 12.3.6.2 includes the CRM summary.  In total, 1,040 samples corresponding to four commercial CRMs and one in-house CRM were assayed.  Most CRMs were characterized by relatively large proportions of outliers, particularly for Ag (4.1% to 7.5%), regardless of the Ag grade.  However, the Ag accuracy was appropriate (-3.6% to 1.2% bias).  The only exception was CRM SG14, with -6.4% bias, but with a very low value (11ppm).  The Au assays also had

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relatively large proportions of outliers (0.6% to 5.9%), but the Au accuracy was within acceptable limits (-0.8% to 1.2% bias).

Table 12.3.6.2: Standard Summary

Standard	Element	BV (g/t)	Average (g/t)	Number Samples	Number Outliers	Outliers (%)	Bias
PJ01	Au	1.31	1.33	68	4	5.9%	1.2%
	Ag	258	249	68	5	7.4%	-3.6%
SG14	Au	0.99	0.99	375	21	5.6%	0.5%
	Ag	11	10	375	28	7.5%	-6.2%
SN16	Au	8.37	8.32	190	9	4.7%	-0.5%
	Ag	18	17	190	11	5.8%	-2.5%
SP17	Au	18.13	18.03	73	4	5.5%	-0.5%
	Ag	59	58	73	3	4.1%	-2.3%
	Au	11.27	11.19	334	2	0.6%	-0.8%
OREAS62Pb	Ag	21	22	334	14	4.2%	1.2%

AMEC also reviewed the assays of 1,240 coarse blanks inserted in the batches.  The threshold value was considered as five times the detection limit.  Only two samples for Ag and five samples for Au displayed values above the threshold value.  AMEC is of the opinion that significant Ag and Au cross-contamination did not occur.

12.3.7              Palmarejo QA/QC Discussion and Recommendations

MDA’s 2007 and AMEC’s 2008 reviews of the QA/QC data summarized above did not encounter significant problems or biases within the Palmarejo assay database.  According to MDA, the Palmarejo assay database is of acceptable quality for resource modeling, although additional checking and verification is needed.

Reference sample statistics and control charts show acceptable results for the gold fire assays.  Silver assays for the project standards show scatter outside the tolerance limits for the standards, with expected values of less than approximately 30g Ag/t.  The variance in the silver results is likely due to analytical method variance and lower resolution at the low-grade levels.

Duplicate-sample analyses show acceptable reproducibility for both metals.  Check analyses at secondary laboratories agree well with the original assays.  Additional check analyses from the 2006 assaying program are required for a more conclusive statement of quality for this part of the assay database.

The Palmarejo project QA/QC program for gold and silver assays has evolved from when work began in 2003.  The increase in the proportion of reference samples inserted into the sample stream and the implementation of acQuire™ data storage software (see Section 13) has dramatically improved the monitoring and reporting that can be achieved.  Improvements in data monitoring are required so that “problem” reports can be quickly identified and action taken by project personnel in a timely fashion.

QP’s of the Coeur Technical Report are of the opinion that the Ag and Au assay data are sufficiently accurate for resource estimation and classification purposes.

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12.4                        Guadalupe Project Historic QA/QC and Third Party Reviews

A total of 266 ALS-Chemex assay reports from 253 drillholes were included in the current review for the Guadalupe Project; 16,395 new samples in 126 assay reports were added to the database since the last review by Applied Geoscience LLC in July, 2007.

12.4.1              Guadalupe Historic QA/QC Discussion and Recommendations

MDA, Applied Geoscience, LLC., and Coeur’s review of the Guadalupe QA/QC data did not encounter significant problems or biases for the period studied, and the assay database was found to be of acceptable quality for resource modeling.

Reference-sample statistics and control charts show acceptable results for the gold fire assays.  Silver assays from the project standards with expected values of less than approximately 50g Ag/t show scatter outside the tolerance limits.  The variance in the silver results is likely due to analytical method variance and low resolution of the assay method at the lower-grade levels.  Most of the silver standards used by the project are three to five times the detection-limit range, thus the variable results for the reference sample are expected.  Some of the higher-grade silver standards show a systematic low bias (Chemex results are biased low in comparison to the expected value of the standard).  This condition may be due to silver volatilization during fire-assay cupellation.  Check analyses on pulps have confirmed the silver assays from selected mineralized zones at Guadalupe.

Duplicate-sample analyses show acceptable reproducibility for both silver and gold, and check analyses agree well with the original assays.  Check analyses for Guadalupe agree well with the original assays for the assay reports to March, 2007.  Check analyses for the remaining 2007 and 2008 data show satisfactory agreement with the original assay, but with some complication given apparent mishandling of samples at one or both of the assay labs.

The installation of the Acquire database system by Coeur has dramatically improved the monitoring and reporting that can be achieved at the project.  A regular monthly schedule of QC reporting is in place so that “problem” reports can be quickly identified and action taken by project personnel in a timely fashion.  Submission of samples for check analysis to a third party lab is anticipated to be conducted on quarterly basis.

12.5                        Exploration 2009 QA/QC Program — Guadalupe, La Curra and Los Bancos

The results of the 2009 QA/QC sample program for Category 2 exploration drilling within the Palmarejo District is summarized in the following section (Table 12.5.1).  During the year, 24,390m of diamond core drilling was conducted.  A total 4,926m were sampled and 4,317 samples were analyzed.  No other types of drilling were conducted.  Graphs and details can be found in the report “Fourth Quarter/Annual QAQC Summary Report 2009” (Coeur, 2009).

Table 12.5.1:  Field and QA/QC Sample Activity 2009

Area	# Holes	# Field Samples	# Standard Ag	# Standard Au	% Standard Samples	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	# Dup Au	% Dup Samples
La Curra	17	1441	75	75	5.2	75	75	5.2	40	40	2.7
Los Bancos	5	275	26	19	9.4/6.9	26	13	9.4/4.7	28	17	10.1/6.1
Guadalupe	54	2601	128	127	4.9/4.8	127	127	4.8	112	117	4.3/4.4

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12.5.1              Guadalupe Reference Samples

Three standards were used during the quarter with a 3 standard deviation set as the acceptable range for assay results (Table 12.5.1.1).

Table 12.5.1.1:  Standards Used in 2009

Standard	Expected Au Value	Expected Ag Value	# Inserted Au	# Inserted Ag	# Au Failures	# Ag Failures
HGRS-01	11.7	63.71	63	71	0	4
LGRS-01	0.025	228.4	136	136	0	1
SP27-1	17.91	57.25	22	22	2	3

All results from the standards are considered within acceptable limits and no bias or systematic error was recognized.  The 8 failures represent less than a 5% failure rate and is within the acceptable statistical limits.

2009 Blanks

During 2009, blank samples submitted as QA/QC samples were all derived from the same source.  The blank samples were developed and certified from barren core drilled within the Palmarejo district.  The material was certified as blank by a round robin of assays to multiple labs.

A total of 228 blank samples were inserted into the sample stream during the quarter and only 3 occurrence of detectable silver was noted and 7 occurrences of detectable gold were noted.  The 7 failures represent less than a 4% failure rate and fall within acceptable statistical limits.  The levels of detected metal in all occurrences was low, 16ppm for silver and a high of 0.200ppm for gold, and it is considered that no significant contamination was present during the preparation of the first quarter samples.

2009 Duplicates

Duplicates submitted during 2009, consisted of sample duplicates, preparation duplicates and pulp duplicates.  Duplicate analyses shows acceptable precision obtained from ALS Chemex on both silver and gold.  Almost all variances outside the accepted +/-15% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

A total of 193 field sample duplicates (1/4 core splits) were reported during the quarter.

Field sample Duplicates: Sample duplicate analysis for silver showed that 30% of the samples or 67 samples were outside acceptable ranges of +/-15% of the original sample.  Upon closer inspection it was noted that 52 of the 60 samples outside the acceptable range fell below the 50ppm level and below the linear working range or lab’s capability to reproduce values.  Above 50ppm 8 occurrences were outside the 15% range.  A plot of the Mean Percent Relative Difference (MPRD) clearly shows the lab’s linear working range to fall apart below 50ppm using the gravimetric finish (lab is unable to reproduce assay values with this technique below these levels).  In the case of the Palmarejo project we are more concerned with higher levels of silver and consider the 50ppm limit of reproducibility acceptable for the project at this time.  If a lower limit of reproducibility is desired we will need to switch to an AA finish.  Additional, a review of the Relative Difference did not show any consistent or systematic variance with time.

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Sample duplicate analysis for gold showed 43% of the samples or 83 samples analyzed with a Gravimetric finish, outside the range of +/-15%.  From the total of 83 samples outside the 15% range only 14 samples were above 0.5ppm which approximates the labs maximum value of its linear working range.  No systematic bias was observed in the data.  Ten Sample duplicates for gold were analyzed with an ICP finish.  Eight were outside the range of +/-15%.  More data will be required to determine the effective accuracy of the ICP analysis method for gold.

Preparation Duplicates: Preparation duplicates were available on 55 samples for the quarter.  The acceptable range for comparison was +\-15%.  Nine samples were outside the 15% range for silver but all were on samples with less 30ppm silver.  This variance is most likely due to the gravimetric finish at this low level.  Six samples were outside the range for gold with only two samples with ore grade values.

Analytical (pulp) Duplicates: Pulp duplicates were run on 110 samples during the quarter.  The acceptable range for duplicate comparison was +\-15%.  Sixteen samples for silver were outside the range 15% range but all occurrences were at values of less than 50ppm which is considered below the linear working range for a gravimetric finish at this lab.  Twelve samples were outside the 15% range for gold and only one sample was above 0.5ppm.

2009 Check Assays

Check Assays:  Check assays, assays conducted by a third lab, were conducted by Techni Lab of Chihuahua, Mexico and SGS of Durango, Mexico on samples from the second half of the 2008 through the 3rd Quarter of 2009 drill campaigns.  A total of 446 samples were sent in for check assays.  The check assays are used to verify the original assay value and values are considered acceptable within a +/-10% range.

Check analyses for silver were received on 46 samples from TechniLabs by a fire assay gravimetric finish method.  The silver values check well with most of the variance occurring in the low levels of silver.  Four hundred check analyses for silver were received from SGS by a fire assay gravimetric finish.  Assay values greater than 30ppm compare well between the labs.

Check analyses for gold were received for 24 samples from TechniLab by a fire assay gravitmetric finish method.  The gold values showed more variance than the silver and generally Techni Labs was more consistently lower in gold values than ALS Chemex.  While consistently lower and spread across all grade ranges the lower values from Techni are not consider significant to in-validate all assays.  Check analyses for gold received from SGS were 392 total by a fire assay gravimetric finish.  Assay values greater than 0.8ppm compare well between the labs.  As with the results from Technilab, the SGS results show a slightly lower mean value and standard deviation than the original results from ALS Chemex.

12.5.2              Guadalupe QA/QC Discussion and Recommendations

Coeur’s review of the Guadalupe QA/QC data did not encounter significant problems or biases for the period studied.  The assay database was found to be of acceptable quality for resource modeling and is shown below:

•                  QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%;

•                  All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5% of the total field sample population;

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•                  No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples;

•                  No contamination was detected from routine insertion of blank samples;

•                  Duplicate samples showed good precision for silver values above 50ppm and gold values above 2.0ppm by the 30 gram fire assay gravimetric technique.  Some variance was noted for gold analyses by gravimetric finish for values between 0.5 and 2.0ppm and additional assaying by ICP analyses was conducted.  The study concluded that a fire assay with an ICP finish for gold concentrations < 2ppm be used and for gold values > 2ppm a 30 gram fire assay with gravimetric finish should be utilized.  The ICP test method was implemented in November and the results will be reviewed in 2010;

•                  Check assays verified original sample values within acceptable limits; and

•                  When significant failures occurred within any QA/QC samples follow up actions include re-assaying of the failed QA/QC sample and at least five field samples on both sides of the QA/QC samples.

12.6                        La Patria Project QA/QC Program

A total of 119 assay reports from February 10, 2006 to April 20, 2007 are included in MDA’s review of the La Patria QA/QC data (2007).  The following discussion is based on MDA’s report on La Patria QA/QC (2007).

12.6.1              La Patria Reference Samples

Six reference samples were used at the project, including one field blank, four commercial analytical standards, and one custom analytical standard (PJOI).  Summary statistics of the La Patria reference samples are presented in Table 12.6.1.1.

Table 12.6.1.1: La Patria Project - Reference Sample Results (10-Feb-06 to 20-Apr-07)

Standard / Method	Valid N	Mean	Min	Max	Std.Dev.	Expected Value	-2SD	+2SD
Blank
g Au/t	439	-0.03	-0.05	1.95	0.12	0.0
g Ag/t	439	-4.4	-5	12	2.7	0.0
OREAS - 62Pb
g Au/t	28	11.32	10.65	11.6	0.19	11.27	10.54	12.0
g Ag/t	28	22.7	19	34	2.9	21.4	18.06	24.74
SG14
g Au/t	76	0.98	0.85	1.20	0.06	0.989	0.901	1.077
g Ag/t	76	9.0	-5	22	5.8	11.12	9.06	13.18
SN16
g Au/t	64	8.39	7.6	13.25	0.63	8.37	7.93	8.80
g Ag/t	64	17.9	9	26	3.5	17.64	15.72	19.56
SP17
g Au/t	209	18.08	16.7	19.1	0.23	18.13	17.26	18.99
g Ag/t	209	57.7	42	73	4.6	59.17	53.26	65.06
PJOI
g Au/t	73	1.30	-0.05	1.56	0.24	1.32	1.24	1.40
g Ag/t	73	239.5	-5	260	42	258	245	272

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12.6.2              Blanks

One blank sample in the database was switched with standard PJ01; this was corrected prior to calculating the statistics and evaluating the data.  There appear to be more reference sample switches within the La Patria data set; some have been investigated and are discussed below.

The field-blank results show anomalous values of gold, with 14 of the 439 blanks analyzed returning values greater than three times the detection limit.  The maximum gold assay is 1.95g Au/t.  No silver analyses of the blanks returned results above three times the detection limit; the maximum silver assay for the field blank is 11g Ag/t.  A total of 14 reports show anomalous gold for the field blank.  Samples from four of these reports have been submitted for check analyses.

12.6.3              Analytical Standards

Gold results for standard SG14 show a slight low bias, with 9 of 76 instances lying outside the accepted +/-2 standard-deviation limits (three high and six low).  The slight low bias for gold is most evident in the later reports.

Silver results for SG14 also show a low systematic bias, with the calculated mean equaling the — 2 standard-deviation limit of the expected value.  The mean is likely influenced by seven results below the detection limit.  Each of these instances was investigated, and none appear to be mislabeled or switched with other samples of any type.

Thirty-nine of the 76 analyses of SG14 lie outside of the +/-2 standard-deviation limits for silver (15 high and 24 low).  As discussed above for Guadalupe, given that the detection limit for silver is 5g Ag/t, this variability around the expected value of 11.12g Ag/t is expected.  Samples from seven reports showing anomalous results for gold and/or silver from SG14 have been selected for check analyses.

Gold results for standard PJO I show 17 of 73 instances outside the accepted limits (11 high and 6 low), but no significant bias in the overall mean grade.  PJOI has the highest silver grade of all the project standards.  Silver shows a systematic low bias, with 19 instances outside the -2 standard-deviation limit.  The calculated mean of all silver assays is 239.5g Ag/t, approximately 7% lower than the expected value.  As suggested in the Guadalupe discussion, this systematic bias is likely due to silver volatilization during fire assay cupellation.  Samples from five of the suspect reports were selected for check analyses; results are pending.

The original QA/QC database included three reports with both gold and silver results for the PJOI standard below the detection limit.  One of these instances was an obvious switch with a field blank and therefore was corrected.  The other two, which remain in the data set discussed here, are also likely sample switches.  If the outlier instances are removed, the mean grade of the standard is 1.35g Au/t and 246g Ag/t, which are within the accepted limits of gold and silver for PJO 1.

Gold results for SN16 are acceptable with only two of 64 analyses lying outside of the +/-2 standard deviation threshold.  One of these cases could be an incorrectly labeled reference sample (PJOI; see above).  It is possible that the other out-of-bounds sample (13.25g Au/t and 9g Ag/t) was entered incorrectly given the expected values for SN16 are 8.3g Au/t and 17.6g Ag/t).  Silver results show high variability, with 35 of 64 instances outside the accepted limits (14 high and 21 low).  The calculated mean agrees well with the expected value, however.  Samples from five of the anomalous reports were selected for check analyses.

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Gold results for OREAS62Pb are all within accepted limits.  Silver shows three of 28 instances above the +2 standard-deviation limit.  Check analyses of samples from the assay report that includes the highest outlier are pending.

Gold results for SP17 are also acceptable, with only three of 209 instances outside the +/-2 standard-deviation limits (1 high and 2 low).  Silver shows a slight low bias to the expected mean, with 21 of 209 instances outside the accepted limits (8 high and 12 low).  Samples from five of the higher-grade reports were selected for check analysis with results pending.

12.6.4              La Patria Duplicate Samples and Duplicate Analyses

The La Patria project has a large data set of gold and silver analyses of duplicate samples, including duplicates collected at the RC rig during drilling, new splits of the coarse preparation rejects from core samples, and Chemex internal duplicate/check assays.

Below detection results were set to one-half of the detection limit (0.03g Au/t and 3g Ag/t) prior to analysis.

Duplicate Samples

The duplicate-sample database reviewed contains 132 samples from the period of February 10, 2006 to April 20, 2007; 116 of these are coarse-reject splits of core and the remaining 16 samples are RC duplicates.  Comparative statistics for all duplicate samples are summarized in Table 12.6.4.1.

Table 12.6.4.1:  Duplicate-Sample Statistics: La Patria

Item	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
DUP_g Au/t	132	0.46	3.34	7.25	38.40	0.17	0.03	0.03	0.03
Orig_g Au/t	132	0.59	3.67	6.17	38.50	0.20	0.03	0.03	0.03
DUP_g Au/t	128	6.6	28.8	4.36	314.0	2.5	2.5	2.5	2.5
Orig_g Au/t	128	6.8	26.9	3.97	288.0	2.5	2.5	2.5	2.5

Duplicate-sample pair results show fair agreement, with the gold and silver mean grades of the original assays being slightly higher than the duplicate means.  There is one obvious outlier pair, with original assay results of 17.7g Au/t and 57g Ag/t and duplicate assays below the detection limits of gold and silver.  The original sample corresponds to reference sample SP17, which immediately follows a field-blank sample in the numbering sequence.  It is possible that the coarse-reject duplicate was actually the blank sample and not SP 17.  Removing this outlier pair improves the comparison between the assays, as shown in Table 12.6.4.2.  The correlation coefficient is also improved to 0.99 for both gold and silver.

Table 12.6.4.2:  Duplicate-Sample Statistics: La Patria (outlier removed)

Item	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
DUP_g Au/t	131	0.46	3.35	7.22	38.40	0.17	0.03	0.03	0.03
Orig_g Au/t	131	0.46	3.36	7.25	38.50	0.20	0.03	0.03	0.03
DUP_g Au/t	127	6.6	28.9	4.4	314.0	2.5	2.5	2.5	2.5
Orig_g Au/t	127	6.4	26.7	4.2	288.0	2.5	2.5	2.5	2.5

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Rig-Resplit Duplicates

The rig-resplit sample database consists of 72 samples pairs from 56 RC drillholes.  Summary statistics of the duplicate and original assays are presented in Table 12.6.4.3.

Table 12.6.4.3:  Rig-ReSplit Duplicates Assay Statistics: La Patria

Item	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
RRS_g Au/t	72	0.15	0.35	2.42	2.48	0.10	0.03	0.03	0.03
Orig_g Au/t	72	0.16	0.31	1.95	1.70	0.11	0.03	0.03	0.03
RRS_g Ag/t	72	4.8	8.4	1.76	57.0	2.5	2.5	2.5	2.5
Orig_g Ag/t	72	5.2	7.5	1.43	42.0	2.5	2.5	2.5	2.5

The original and rig-resplit assays agree fairly well.  As with Guadalupe, most of these duplicate pairs are from low-grade samples, and variability is seen at lower grades.  The higher-grade sample pairs show better agreement for both gold and silver.

Chemex Internal Duplicate Assays

There are a total of 431 internal check analyses for gold and silver from ALS-Chemex.  Gold and silver check assay statistics are presented in Table 12.6.4.4.

Table 12.6.4.4:  Chemex Internal Duplicate-Assay Statistics: La Patria

Item	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
DUPE_g Au/t	431	0.35	1.31	3.72	12.00	0.20	0.03	0.03	0.03
Orig_g Au/t	431	0.35	1.30	3.67	11.85	0.20	0.03	0.03	0.03
DUPE_g Ag/t	431	9.4	33.1	3.51	421.0	5.0	2.5	2.5	2.5
Orig_g Ag/t	431	9.1	32.7	3.59	424.0	2.5	2.5	2.5	2.5

Results show good agreement, with some outliers and scatter in the lower-grade population (approximately three to five times the detection limit for both metals).

La Patria Check Assays

There are currently no check analyses from a second laboratory on Chemex original pulps for La Patria, although a batch of 273 pulps is currently being analyzed by ACME.

12.6.5              La Patria QA/QC Discussion and Recommendations

MDA’s review of the QA/QC information for the La Patria projects did not encounter significant problems or biases within the assay database for the period studied, and the assay database is of acceptable quality for resource modeling.  However, check analyses, which are required for final approval of the La Patria assay database, are pending.  Resource classification above the Inferred level is not defensible at La Patria until these checks are completed.

Reference-sample statistics and control charts show acceptable results for the gold fire assays.  Silver assays of the project standards show scatter outside the tolerance limits for some standards with expected values of less than approximately 50g Ag/t.  This variance in the silver results is likely due to analytical method variance and low resolution at the lower-grade levels for the assay method.  Some of the silver standards results show a systematic low bias at higher concentrations.  This condition may be due to silver volatilization during fire assay cupellation, although this does not appear to be the case with the Chemex internal reference-sample assays.

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Duplicate sample and internal laboratory check analyses show acceptable reproducibility for both metals.  As recommended for Guadalupe, an increase in the frequency of the rig-resplit sampling would provide more useful duplicate information for the RC drillholes.

A regular monthly or twice-monthly schedule of QC reporting is required so that “problem” reports can be quickly identified and action taken by project personnel in a timely fashion.  Regular submission of samples for check analyses will also provide a more current and efficient QC monitoring program.

During this review of QC data for La Patria, minor database problems were recognized.  All have been discussed with mine personnel, and action has been taken.

SRK was unable to complete a detailed review of sample preparation, analyses and security due to the lack of access to specific project data.

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13                                  Data Verification (Item 16)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

13.1                        Quality Control Measures and Procedures

Data verification begins with the data storage process.  All assay data is loaded from original lab certificates.  QA/QC graphs are generated for each certificate and the assays are accepted/rejected on a batch basis.  Assays are assigned a priority ranking based on test method and assay laboratory.

During 2008, for all areas within the Palmarejo district all data was transferred from the Datashed software that was used by Bolnisi to the acQuire Technology Solutions Pty. Ltd. (acQuire) software that is used by Coeur.  The acQuire database software is the master database for all geologic and assay information.  Field data is entered directly into the acQuire database and assay results from field samples are electronically imported into acQuire and are matched with the appropriate sample numbers.  All geologic information, assays results, QA/QC samples and assay certificates are then tied together electronically.

13.1.1              GEMCOM Gems™ vs. acQuire Database Validation

All resource modeling and calculations are conducted in GEMCOM Gems™ software.  In order to verify and validate the data in GEMCOM Gems™ that was used for modeling the Palmarejo and Guadalupe resource areas, assay and composite data was compared between the two databases.  The assay data consists of individual sample assays and is verified against the assay certificate from the laboratory.  The composites in GEMCOM Gems™ are average grades calculated across a modeled geologic interval.  The Palmarejo mine composite intervals were “backcoded” into acQuire based on the GEMCOM Gems™ interval.  The acQuire database then recalculated the composite value and it was compared to the GEMCOM Gems™ value used for resource calculations.  The assay and composite data was then compared between the two databases and any discrepancies were verified against hard copy.

As shown in the tables the discrepancy rates were less than 2.1% for Palmarejo.  The assays were compared between acQuire and Gems for the Guadalupe project and no discrepancies were found.  Composite comparison for Guadalupe resulted in a 0.26% discrepancy rate.

Typically, discrepancies occurred from the classification of assay values below detection limits, one database used a zero for example and the other database used a negative number and the other major source of the discrepancies were when more than one assay was conducted on the same sample the two databases did use the same certificate.  Corrective action taken included verification of mismatches and manually correcting in the database.

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Table 13.1.1.1:  Results of Original Composite Comparison for Palmarejo

Item	Record Total	% Error
Total Composites from Gemcom	65535
Total Mismatched between Gemcom and AcQuire	1390	2.10%
Breakdown of Compositing Mismatches (1390 records)
Non-Detects, Fill and Void Samples Entered into Gemcom as ‘0’	1036	1.60%
Mismatches due to Incorrect Ranking of Assay Methods	206	0.30%
Remaining Compositing Mismatches*	148	0.20%

Notes:

•      From-To values in acQuire have more than 2 decimal places, this is causing averaging across assay intervals (rounding error) on the acQuire side but not in Gemcom

•      Inconsistent treatment of non-detect samples

•      If samples were re-assayed, an average assay value of all methods was entered to Gemcom

•      2 Blanks included in Gemcom Assay table

•      7 Samples included in Gemcom that do not exist in acQuire

13.1.2              AMEC’s Database Verification

At the time of AMEC’s site visit in 2007, Bolnisi staff used the DataShed information management system to keep a centralized version of the database and through queries were able to export information as required.

AMEC worked with several versions of extractions of the drillhole database along the process of data review and validation.  All versions were provided by Bolnisi’s personnel.

Bolnisi drilled RC and DD holes.  Additionally, some holes are pre-collared as RC and then continued using diamond drilling techniques.  DD holes are identified with the suffix “D” to the drillhole number.  Palmarejo drillholes are identified with the prefix of PMDH.

Using the “collar” table and considering all PMDH holes, the data available in the database delivered on 26 September is summarized in Table 13.1.2.1.

Table 13.1.2.1:  Original Drillholes Summary

Drilling Type	No. of Holes	Drilled Meters
Diamond Drill	205	36,638
Reverse Circulation	545	92,689
Total	750	129,327

Table 13.1.2.1 considers all individual DD and RC holes in addition to the DD holes pre-collared with RC.

Pre-collared drillholes were separated into their RC and DD components in the database (e.g. PMDH-056 was drilled using RC methods and PMDH — 056D is the continuation of it but using core).  Because this could cause problems for resource estimation, the RC and DD parts of the pre-collared holes were joined using one code (e.g. PMDH_056).  To keep track of the drilling method, two fields were created in the collar table:

Field RC/DH with text codes: RC, DH, and RC/DH (for pre-collared holes)

Field Flag—RC/DH with the integer codes: 1 for RC, 2 for DH and 3 for pre-collars.

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This allows the identification and selection of the drillholes by drilling method.  Table 13.1.2.2 shows the number of holes and meters drilled after combining pre-collared holes.  The small difference in the total meters drilled, compared to Table 13.1.2.2, is due to overlapping intervals that were removed.

Table 13.1.2.2:  Combined Drillholes Summary

Drilling Type	No. of Holes	Drilled Meters
Diamond Drill	457	76,944
Reverse Circulation	117	25,549
Precollared (DD+RC)	88	26,594
Total	662	129,087

In 2008, Coeur moved all Palmarejo District data from Datashed into an acQuire database.

13.1.3              Drillhole Collars Verification

GPS Planar Coordinates Verification

AMEC reviewed drillholes collars in the field that represent different drilling platforms (because many holes are drilled from the same collar location).  Collars were usually not preserved because monuments were not built and the marks were washed away by rain or covered over when building access roads.  AMEC recommends preserving as many drillhole markers as possible to allow future verification in the field.

The collars verified represent 28 drillholes (5% of the drillholes in the database) and the coordinates were measured with a Garmin V hand-held GPS unit.  The measured coordinates were compared with the database coordinates, and the maximum planar difference found was 21m Easting and 16m Northing, within the precision of the GPS.  Most holes showed differences of less than 3m in Easting and 7m in Northing (Table 13.1.3.1 shows the number of on hole by platform), what is acceptable within the GPS precision.

Table 13.1.3.1:  Drillhole Collar Locations Checked in the Field (with GPS)

	AMEC Coordinates		Database Coordinates		Difference
Hole ID	Easting(m)	Northing(m)	Easting(m)	Northing(m)	Easting(m)	Northing(m)
PMDH-004	756,463	3,032,087	756,466	3,032,071	3	-16
PMDH-010	756,507	3,032,056	756,504	3,032,053	-3	-3
PMDH-446	756,482	3,032,050	756,481	3,032,036	-1	-14
PMDH-450	756,951	3,031,966	756,930	3,031,964	-21	-2
PMDH-489	756,409	3,032,043	756,409	3,032,045	0	2
PMDH-584	756,778	3,031,785	756,775	3,031,778	-3	-7

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Basic Survey Procedure

A survey contractor from Hermosillo prepared a base line system using two Trimble GPS units, referenced to two known points, with closed chains that allowed checking of the X, Y, and Z errors.

Ray Roripaugh (RR), an Arizona-registered geologist-surveyor, has been in charge of the collar and road survey for the Project.  He uses a Geodimeter 444 LR total station with 1” precision.  Data are processed with a HP 48 GX field computer and the Survey Pro 4.2 Tripod Data Systems software.

Altitude Review

AMEC investigated 28 holes with absolute differences between database and Lidar elevations exceeding 2m, ranging from -9.03m to 36.22m, and found three possible explanations (Table 13.1.3.2):

•                  Three holes had been surveyed by hand-held GPS devices;

•                  Three holes had been re-surveyed after the initial measurements were detected faulty by Bolnisi personnel, but the new coordinates had not been loaded into the database; and

•                  Twenty-two holes were located on the same platforms as other drillholes that did not show significant differences between the database and the Lidar coordinates, or in roads for which there were sufficient measurements in the immediate area that indicated that the database elevation was correct.  In at least two cases AMEC confirmed that natural (rainfalls) or intentional (earth movement for building purposes) modifications of the surface occurred after the holes were drilled.

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Table 13.1.3.2:  Collar Survey Investigation Summary

	Collar Coordinates (RR Survey)			Lidar Elevation	Z Difference
Hole ID	X (m)	Y (m)	Z (m)	Z (m)	(m)	Comments
PMDH-173	756.636.000	3,031,431.000	1,067.000	1,076.027	-9.027	GPS Measurement
PMDH-323	756,474.000	3,031,808.000	1,240.000	1,228.784	11.216	GPS Measurement
PMDH-326	756,579.000	3,031,514.000	1,100.000	1,093.575	6.425	GPS Measurement
PMDH-567D	756,316.125	3,032,064.250	1,177.530	1,173.036	4.494	Incorrect in old database
PMDH-602	756,730.625	3,031,656.500	1,160.520	1,136.213	24.307	Incorrect in old database
PMDH-604	756,729.188	3,031,656.750	1,160.650	1,135.459	25.191	Incorrect in old database
PMDH-001	756,283.438	3,032,125.750	1,138.070	1,132.062	6.008	Collar coordinate correct
PMDH-023	756,285.688	3,032,125.500	1,138.680	1,131.930	6.750	Collar coordinate correct
PMDH-115D	756,284.312	3,032,125.250	1,138.700	1,132.059	6.641	Collar coordinate correct
PMDH-121	756,811.312	3,031,469.500	981.050	985.566	-4.516	Collar coordinate correct
PMDH-121 D	756,811.312	3,031,469.500	981.050	985.566	-4.516	Collar coordinate correct
PMDH-268	756,417.625	3,031,435.500	1,056.980	1,059.593	-2.613	Collar coordinate correct
PMDH-268D	756,417.625	3,031,435.500	1,056.980	1,059.593	-2.613	Collar coordinate correct
PMDH-340D	756,285.125	3,032,162.500	1,125.550	1,127.724	-2.174	Collar coordinate correct
PMDH-399	756,797.500	3,031,338.000	998.090	1,001.947	-3.857	Collar coordinate correct
PMDH-421D	756,349.438	3,031,571.750	1,126.560	1,129.421	-2.861	Collar coordinate correct
PMDH-459D	755,969.188	3,032,312.250	1,012.880	1,003.050	9.830	Collar coordinate correct
PMDH-462D	755,963.125	3,032,337.250	1,012.300	1,002.949	9.351	Collar coordinate correct
PMDH-466D	755,953.250	3,032,307.500	1,005.540	1,002.982	2.558	Collar coordinate correct
PMDH-469	755,951.500	3,032,335.500	1,008.520	1,002.139	6.381	Collar coordinate correct
PMDH-471 D	755,952.000	3,032,333.750	1,008.480	1,002.411	6.069	Collar coordinate correct
PMDH-476D	756,035.812	3,032,326.500	1,041.030	1,010.609	30.421	Collar coordinate correct
PMDH-479D	756,019.625	3,032,312.000	1,040.270	1,010.907	29.363	Collar coordinate correct
PMDH-493	756,084.500	3,032,332.000	1,041.510	1,020.145	21.365	Collar coordinate correct
PMDH-495D	756,061.125	3,032,329.750	1,047.310	1,011.089	36.221	Collar coordinate correct
PMDH-581 D	756,052.688	3,032,355.250	1,046.230	1,019.806	26.424	Collar coordinate correct
PMDH-496D	756,005.250	3,032,352.750	1,024.600	1,008.583	16.017	Collar coordinate correct

Additionally, AMEC prepared a topographic map for Palmarejo, with drillholes numbers and collar elevations plotted together with 5m spaced contour lines (due to the very steep nature of the Palmarejo project), and the elevations of all points surveyed by RR along project roads, and compared the surveyed collar altitude with the collar altitude visually interpolated from the contour lines and the neighboring surveyed road points.  AMEC checked 202 holes (30% of the Palmarejo holes in the database) in this manner.  Most holes displayed differences in elevation not exceeding 5m with the contour lines, within the precision of the map, and less than 2m with the surveyed road points.  The one drillhole with a large difference (PMDH_323, over 10m higher than the surrounding surface) had been surveyed by manual GPS, as shown in Table 13.1.3.2, and should be instrumentally re-surveyed.

Conclusions

QP’s of the Coeur Technical Report are of the opinion that the updated Palmarejo collar database is correct.

13.1.4              Palmarejo Resource Database Import and Validation

AMEC exported the tables from the MS Access® database file provided by Bolnisi to ASCII files and then imported those files into GEMS® software for validation.  The same basic original

13-5

structure of the tables was preserved in GEMS and AMEC created additional fields and tables where necessary.

Validation

GEMS importing process for ASCII data includes an automatic validation that checks for existing database primary and secondary keys (HOLE-ID and FROM fields) in all drillholes and for consistent total length information.  No problems were found in this initial validation.

Additionally, AMEC performed a validation to check for interval overlaps, gaps, intervals deeper than total hole depth, and missing information.  When combining information from RC and DD holes, some interval overlaps were identified and had to be resolved, with the information from the diamond hole intervals stored in preference to the RC intervals.  Only a few drillholes had significant problems.

A visual validation was done in GEMS to identify the possible erroneous location of drillholes, collar elevation problems against topographic surface, and downhole deviation problems.  AMEC found two drillholes with erroneous coordinates that belong to another project area than Palmarejo and these were removed from the database.

Assay Data

At the time of AMEC’s review, Bolnisi used an automated process of importing, in a digital format, assays results from the laboratory to its local database system located in the city of Chihuahua.  In 2008, Coeur implemented an acQuire database, and all data has been migrated to this database.  Data in acQuire is linked to assay certificates.  All field data is entered directly into the database.

Although the automated data entry process is in place, in order to verify the database consistency AMEC randomly re-entered, by manual typing, assay results from the lab certificates.  Gold and silver values, in addition to sample and certificate numbers, were typed into an Excel file for a total of 1,460 samples.  AMEC used a cross-check routine to compare the assay values with the ones existing in the database provided using the sample number.

The selected sample results that came from 15 different lab certificates represent about 2% of the total assays in the database used by AMEC.  The comparison shows no significant problems; differences found were due to rounding or the use of different codes to express below detection limit values.

QP’s of the Coeur Technical Report are of the opinion that the database assays accurately represent the original assay certificate data.

Lithology Data

AMEC received printed copies of the original drillhole logs (only core) and checked the information from twenty drillholes against the data stored in the database.  Although most of the log descriptions contain few details of lithological changes, alteration and structure, AMEC found no significant differences.

Most of the holes have very limited information even in the mineralized zones, which makes geological interpretation by section difficult.

In 2008, a new descriptive system of logging volcanic lithologies and breccia textures and mineralization from CODES (Centre of Excellence in Ore Deposits, Tasmania) and MDRU

13-6

(Mineral Deposit Research Unit, British Columbia) has been adopted by Coeur.  The system will allow for more consistent logging of geology and will be entered into an AcQuire Database for documentation.  The data will also be able to be exported into three-dimensional modeling software for further understanding of the geology and mineral controls.

A better description of core will allow more robust definition of the mineralization controls and also provide more support for the geological model that should consider structures, like faults and folds that can be identified in the core and can be associated with mapped structures on surface.

13.1.5              Twin Holes

There are a few RC holes that were twinned by Bolnisi with DD holes.  AMEC used an in-house computer program to plot and compare each pair of twin holes, and then, using MS Excel®, calculated the average three-dimensional distance between them.  Table 13.1.5.1 shows the twin holes with their respective core diameters, and the average distance between each pair.

Table 13.1.5.1: Twin Holes Evaluated by AMEC

Pair Identify	First Hole Hole ID	Drill Type	Twin Hole ID	Drill Type	Clavo	Average Distance (m)
1	PMDH-023	RC	PMDH-115D	Core NQ	Rosario	3.74
2	PMDH-035	RC	PMDH-187D	Core NQ	Rosario	2.86
3	PMDH-020	RC	PMDH-130D	Core NQ	Rosario	1.91
4	PMDH-006	RC	PMDH-203D	Core NQ	Rosario	5.12
5	PMDH-262	RC	PMDH-354D	Core PQ	Rosario	4.05
6	PMDH-196	RC	PMDH-233D	Core NQ	Halls	1.98
7	PMDH-192	RC	PMDH-490D	Core HQ	Halls	3.80
8	PMDH-134D	Core NQ	PMDH-078D	Core NQ	76	8.28
9	PMDH-234	RC	PMDH-486D	Core HQ	76	6.67
10	PMDH-225D	Core NQ	PMDH-491	RC Schram	76	2.37
11	PMDH-108	RC	PMDH-498D	Core PQ	108	6.11

Note: the “D” suffix for diamond drillholes were kept in this table and in the twin plots to help identifying the drillhole by type

The twin hole graphs for silver values show that, overall RC holes show higher average grades and cumulative grade times thickness curves than the DD holes.

Pair number 5, core hole PMDH-354D, drilled with larger diameter tools (PQ rather than NQ) than most other holes, shows slightly higher average grades than the RC intervals, but the cumulative grade times thickness curves are very similar.  The other twin pair with a PQ core diameter shows higher grades for the RC hole, and the cumulative grade times thickness curves are very close at lower cumulative grades but are farther apart at higher values.

Blair (2006) said: “The new larger-diameter core twins show much better agreement with the corresponding RC intervals”.  AMEC agreed with the comparisons described in Blair (2006) but also notes that these conclusions are made based upon three larger diameter holes only, and thus AMEC recommended that additional twin holes be drilled and compared in different areas of the deposit to ensure that no RC drilling is not overestimating grade at the Project.  NQ diameter diamond drilling is commonly used for sampling similar gold and silver deposits around the world and is found to be acceptable to represent sample support at similar lengths as in Palmarejo.

13-7

13.2                        Limitations

SRK has not reviewed any of the project data directly and cannot comment on the result of data verifications.

Pursuant to Part 9.2(1) of NI 43-101, the royalty holder is not required to perform an onsite visit of the project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property.  The royalty holder is relying on the exemption available under Part 9 of NI 43-101, as it has requested but did not receive access to the necessary data from Coeur and is not able to obtain the necessary information from the public domain.

13-8

14                                  Adjacent Properties (Item 17)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

Exploration activities are under way across the Sierra Madre Occidental by many domestic and foreign mining and mineral exploration companies.  Very little open land exists in the belt and around the Palmarejo District and other companies control mineral concessions immediately bordering or within the external boundaries of the Palmarejo District (Foreign Concessions).  However, none of the Foreign Concessions have a material impact on the Mineral Resources and Reserves stated herein (Figure 14-1).

14.1                        La Curra Property

During 2008, Coeur entered into an Option to Purchase agreement with Tara Gold on the La Curra property located immediately adjacent to Guadalupe along the southeast strike extension.  A total of 17 diamond core holes were drilled in the first quarter of 2009 for a total of 5,257m.  Assay results were discouraging and the agreement was terminated and the property returned to Tara Gold in the second quarter of 2009.

The “La Curra” property of Tara Gold is made up from four mining concessions totalizing 78.1246 has (Table 14.1.1), and located next to the Coeur’s Guadalupe project.  La Curra is the southeastern extension of the La Animas segment of the Guadalupe Vein.

Table 14.1.1:  Mining Concessions Considered in the “La Curra” Agreement

Name	Title Number	Area (ha)
Sulema 2	191332	15.828
La Curra	222319	37.6593
El Rosario	185236	10.9568
La Currita	223292	13.6805

La Curra vein was discovered in 1982 by local miners, and operations started on 1983.  The mine was intermittently operating until 1998.  Around 250,000 to 300,000t of ore were mined during that period.  The mining works go to a depth of 120 vertical meters from surface along three main levels and six sublevels.  Mining works extended for more than 440m along strike.

The first formal exploration was conducted by Kalahari Resources when in 1991 drilled 29 RC holes located near the surface.  Late in 1998, Silver Standard drilled additional 8 core holes below the underground workings to explore the continuity of mineralization at depth.  Based on this information and the previous drilling results, Silver Standard estimated a resource of 109,000t grading 2.59g/t Au and 217g/t Ag (just over 1/25Moz of silver equivalent).

SRK is unable to verify adjacent property information due to lack of access to specific project data.

14-1

Figure 14-1:  Palmarejo Tenement Plan

750000
755000
760000
765000
Palmarejo District
Tenement Status
3035000
3030000
3025000
3020000
Palmarejo Mine
Guadalupe Project
La Patria Project
La Curra Option
Legend
La Curra Option Agreement
Other Parties
Owned by Coeur
0
1
2
4
Km

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Palmarejo Tenement Plan
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_14-1		Date: 01/18/2011 Approved: KG **Figure: 14-1**

14-2

15                                  Mineral Processing and Metallurgical Testing (Item 18)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

Mineralization at the Palmarejo deposit occurs at the intersection of the ‘La Prieta’ (the black one) and ‘La Blanca’ (the white one) structures.  Testwork carried out has concentrated on drillholes that have intersected either the ‘La Prieta’ or ‘La Blanca’ or both.  Samples have been combined to make up master composites from a number of different drillholes including both structures as well as testing the variability of the individual holes.

In addition, comminution testwork has identified the three main rock types to be treated and have sought to test each rock type to allow each rock type to be modeled separately in the comminution models to allow adequate information for the comminution circuit design.

15.1                        Historic Third Party Test Programs Summary

Six test work campaigns have been conducted over a two year period, between the end of 2003 and the end of 2005.  Two campaigns were conducted at Ammtec Ltd and four at SGS Lakefield Oretest, with both of the laboratories being located in Perth, Australia.  In addition to these main campaigns, additional testwork has been carried out at laboratories at Electrometals Technologies Limited and Outokumpu.  Cytec have also conducted additional flotation reagent testwork at the SGS Lakefield Oretest laboratory.  A brief summary of each campaign is given below.  Test-work and the method, selection and size of samples used in the various test programs were designed to accurately represent the characteristics and metallurgical behavior of the ore body.  Results are considered to be consistent.  Criteria upon which the process plant was designed and is currently being constructed were based on the results of this test program.

•                  Ammtec Campaign — January 2004;

•                  Two RC drill samples tested, PMDH 002, 003 & 004,

•                  Head assays of each sample and mineralogy investigation, and

•                  Direct ore leach, gravity and leaching of concentrates and tailings and flotation and leaching on flotation concentrate and tailings.  The flotation and leach gave the highest recovery.

•                  SGS Lakefield Oretest Campaign — 9609, December 2004;

•                  One Diamond ore sample, PMDH 070D,

•                  Five diamond waste samples, PMDH 56D, 58D, 59D, 68D & 78D,

•                  ARD and UCS tests were done on ore and waste samples,

•                  Head assays of ore sample and mineralogy investigation,

•                  Crushing Work Index, Abrasion Index, Bond Rod Mill Work Index and Bond Ball Mill Work Index on ore sample (PMDH 070D),

•                  Sighter and bulk flotation tests on ore sample.  Investigate optimum reagent selection, grind size sensitivity, and

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•                  Cyanide leach testing of whole ore sample, flotation concentrate and tailings.

•                  SGS Lakefield Oretest Campaign — 9632, May 2005;

•                  Four RC drill samples tested, PMDH 6, 22, 35, 76,

•                  Master composite made from all of drillholes,

•                  A sighter flotation test and three cleaner flotation tests were conducted on the master composite, and

•                  A pilot plant was run to produce a rougher concentrate, scavenger concentrate and scavenger tailings products.  Leaching of the rougher, scavenger and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Rougher and scavenger concentrate were filtered to allow preliminary sizing of filter required for this duty.

•                  Ammtec Ltd Campaign — A9848, September 2005;

•                  Two bulk underground samples tested, sample ‘Q’ being a quartz vein breccia and sample ‘S’ being a stockwork sample, and

•                  Advanced media competency testing was done on each sample.

•                  SGS Lakefield Oretest Campaign — 9745, December 2005;

•                  Three diamond drill samples tested, PMDH 078D, 115D, 125D.  A surface outcrop sample was also received, labeled “Hall’s Clavo”,

•                  Comminution testing on the four samples including JK Drop Weight and SMC tests, UCS tests, Bond Rod, Ball and Abrasions tests and Impact Crushing tests,

•                  Master composite made from three diamond drillholes,

•                  Six batch rougher flotation test and two cleaner flotation tests were conducted on the master composite, followed by a locked cycle flotation test,

•                  Fifteen large scale batch flotation test of master composite sample, to produce large sample of flotation concentrate and tailings for downstream testing,

•                  Leaching optimization tests for flotation concentrate and tailings samples,

•                  Oxygen uptake tests on both concentrate and tailings samples,

•                  Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples,

•                  Zinc precipitation testwork,

•                  Cyanide detoxification testwork, including both batch and continuous tests, and

•                  Slurry viscosity testwork.

•                  SGS Lakefield Oretest Campaign — 9772, December 2005;

•                  Two diamond drill samples tested, PMDH 280D and 340D.  ‘Q’ sample used for comminution testwork at Ammtec (A9848) was also tested,

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•                  Comminution testing on the two diamond drill samples including JK Drop Weight and SMC tests, Bond Rod, Ball and Abrasions tests,

•                  Cleaner flotation tests were conducted on all three samples,

•                  Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples for each of the three samples,

•                  Master composite made from 340D drillhole and Q sample,

•                  Batch flotation test done on master composite,

•                  A pilot plant was run to produce a cleaner concentrate and scavenger tailings products.  Leaching of the cleaner and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Leached concentrate and tailings samples sent for thickening testwork and also tailings geochemical and geotechnical testing, and

•                  Cyclic carbon loading tests done on flotation tailings sample.

•                  Outokumpu Technologies Pty Ltd — S559TA, July 2005;

•                  Flotation concentrate and tailings samples tested.

•                  Outokumpu Technologies Pty Ltd — December 2005;

•                  Leached flotation concentrate sample and final tailings sample (leached flotation concentrate and leached flotation tailings combined) tested.

•                  Electrometals Technologies Ltd — November 2005;

•                  Two solutions produced from pilot plant flotation trials were sent for electrowinning testing.  The first was tested in April 2005 and the second in November 2005.

•                  Cytec Mining Chemicals — December 2005;

•                  Twenty batch cleaner flotation tests on a sample of the master composite prepared in the SGS campaign 9772.  This was made up of material from drillhole 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimize flotation response.

15.2                        Palmarejo Metallurgical Testwork Summary

Sample Selection

A total of 13 drillhole samples have been tested along with three bulk samples.  The drillhole samples consist of seven RC drillholes and six diamond drillholes.  The bulk samples consist of two underground samples taken from the existing workings from the ‘La Prieta’ structure and one surface outcrop sample from the Chapotillo Clavo.

The total mass of samples tested is 2,394kg from all of the sample sources and for nine of the drillholes, the total intersection length tested is 253.5m.  The samples tested are summarized in Table 15.2.1.

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Table 15.2.1:  Samples Tested

	Drill Intersection		Intersection Tested	Sample Weight
Sample Source	From (m)	To (m)	Total (m)	(kg)
PMDH 002 RC	19.8	29	9.2	55
PMDH 003 RC	18.3	24.4	6.1	44.5
PMDH 004 RC	86.9	91.5	4.6	33.8
PMDH 070 D	102	161	35	71.1
PMDH 006 RC				209
PMDH 022 RC				74
PMDH 035 RC				176
PMDH 076 RC				84
PMDH 078 D	322.22	347.65	25.4	58.2
PMDH 115 D	34.15	65.01	30.9	57.7
PMDH 125 D	151.1	179.5	28.4	58.2
PMDH 280 D	192.15	226.34	15.8	80
PMDH 340 D	9.6	196.9	98.1	523
HALL’S CLAVO – Surface Sample				27.4
‘Q’ – Underground Sample				500
‘S’ – Underground Sample				400
Total			253.5	2,393.7

Comminution Testwork

Comminution testwork has been carried out on all six diamond drillhole samples as well as the three bulk samples from both the surface and underground sampling.  This testing has included Unconfined Compressive Strength (UCS) determinations, Crushing Work Index (CWi) determinations, Apparent Relative Density (ARD) determinations, Bond Rod, Ball and Abrasion Index (BRWi, BBWi, Ai) determinations, JK Drop Weight determinations, JK SMC determinations, Advanced Media Competency Work Index determinations.  A summary of the comminution testwork is provided in Table 15.2.2.

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Table 15.2.2: Comminution Testwork Summary

	Ore Type
Ore Parameter	Quartz Vein Breccia	Amygdaloidal Andesite	Footwall Sediments	Oxide	Blended Ore
UCS
- Low (mPa)	56.3	41.1	66.9	—	—
- High (mPa)	180.1	96.4	167	—	—
- Average (mPa)	133.4	62.6	126.5	—	—
CWi (kWh/t)	8.6	15	8.6	5	10.8
SG	2.63	2.65	2.52	2.5	—
Abrasion Index	0.393	0.163	0.389	—	—
BRWi (kWh/t)	17.0	18.1	19.2	10	17.2
BBWi (kWh/t)	18.9	19.0	19.4	10	18.2
A	70	62.5	67	—	—
B	0.59	0.54	0.66	—	—
A x b	41.1	31.9	44.2	—	—
Ta	0.34	0.45	—	—	—
AMC, Indicative Energy (kWh/t)	3.65	3.01	—	—	—

A review of the results indicate that the ore is quite hard and also quite variable for all of the major ore types with the Bond Rod Work Index varying between 15.1 and 21.8kWh/t, and up to 26.2 for the Jasper Breccia, which is not a major ore source.  The Bond Ball mill work index varied between 17.1 and 20kWh/t, and up to 24.9 for the Jasper Breccia.  Abrasion index varied between 0.1126 and 0.4528, and up to 0.7297 for the Jasper Breccia.

The JK SMC tests gave some very hard figures for the amygdaloidal andesite samples when tested, with the hardest A x b figure of 24.9 and an average of 31.9.  This indicates a very hard competent material that is close to the limit for SAG milling.  However, the JK Drop Weight test on the identical amygdaloidal sample that was the hardest gave an A x B figure of 39.9.  As the JK Drop Weight test is carried out on whole core samples (as compared to the ¼ core samples tested in the JK SMC test) this indicates that the material may not be as hard as the SMC tests indicate.  However, the averages of the JK SMC and JK Drop Weight tests have been used in the design of the milling circuit.

The quartz vein breccia samples and other footwall sediments tested gave higher average figures for the A x b figures of 41.1 and 44.2 respectively.  The higher figures for the A x b for these samples indicate that these materials are softer than the amygdaloidal andesite.

All of the comminution data has been forwarded to Orway Mineral Consultants Pty Ltd (OMC) for analysis and comminution circuit modeling.  The modeling consists of determining the ore parameters for each major ore type to be treated in the milling circuit.  Each ore type is then modeled along with the expected ore blend that the circuit is expected to handle.  A draft report from OMC has been received following their study of the results.

Flotation Testwork

Early testwork programs tested the different circuit configurations to maximize silver and gold recovery and included whole ore leaching, gravity concentrations followed by leaching of the concentrate and tailings and finally flotation followed by leaching of the flotation concentrate and tailings.  This early testwork indicated that the best recovery was achieved by flotation

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followed by leaching.  Silver recovery from these tests increased from 45% for the whole ore leach to 81.1% for gravity followed by leaching and 90.2% for flotation and leaching.  The corresponding gold recoveries were 82.5%, 93.7% and 96.0% respectively.  The whole ore leaching did not include any lead nitrate addition where as all other tests did and as such the whole ore recoveries would probably be higher for silver with the addition of lead nitrate.  A summary of the different process routes tested is provided in Table 15.2.3.

Table 15.2.3:  Different Process Route Testwork Summary

	Calculated Head (g/t)		Recovery to Conc. (%)		Overall Recovery 48 hrs (%)
Item	Au	Ag	Au	Ag	Au	Ag
*Direct Leach	6.29	861	—	—	82.51	44.95
Gravity / Leach	6.64	865	13.5	14.49	93.73	81.19
Float / Leach	6.49	900	76.96	78.06	96.00	90.16

*No lead nitrate addition

Subsequent testwork campaigns have concentrated on optimizing the flotation circuit configuration and reagent selection.  Early flotation testwork indicated high flotation recoveries into a rougher concentrate with a mass pull to concentrate of 6 to 10% (average 9.5%) and recoveries of between 77 to 89% for both silver and gold.  Due to these high recoveries flotation tests were carried out to try to obtain a ‘throw away tail’ from flotation, i.e. that the flotation tailings could be sent straight to the tailings dam.  Tests that were included were gravity, followed by flotation and finally controlled potential sulfidization and flotation.  This test did not result in a tail that was low enough grade to be discarded, so this approach was not pursued further.

Flotation testwork then concentrated on the best option for handling the rougher concentrate following cyanide leaching.  Testwork on early rougher concentrates indicated that the concentrate contained a considerable quantity of fine material that gave difficulties with settling and filtration of this product.  A number of cleaner tests were carried out to see if the concentrate could be cleaned to a lower mass pull and higher grade product that could be more easily handled after leaching.  The cleaner testwork indicated that the mass pull could be reduced to between 1.1% to 5.3%, and an average of 3.6%, with considerably higher grades also achieved.  The silver and gold recovery was found to drop only marginally and the resulting product was found to settle better than the rougher concentrate.  Silver and gold recoveries were lower than the rougher only flotation but averaged 79.1% for gold and 80.9% for silver.

Following the batch flotation testwork to optimize the circuit configuration and reagent selection and dosage a locked cycle tests was carried out on a master composite sample that had been prepared from drillhole numbers 078D, 115D and 125D.  This test was carried out for seven cycles and gave a mass pull of 5.3% and gold and silver recoveries of 92.0% and 85.1% respectively.

Two pilot plant flotation runs were conducted.  The first was conducted on four RC drillhole samples with the primary objective to produce a flotation concentrate that could be leached and the resulting liquor separated from the solids and then sent for electrowinning testing.  The flotation circuit included only roughing and scavenging, with no cleaner stage.  This pilot produced a high mass pull to concentrate (17.2%) and relative low silver and gold grades in the concentrate, 25g/t gold and 2,297g/t silver.

15-6

The second pilot tests were carried out on combined samples from diamond drillhole 340D and bulk underground sample ‘Q’.  The flotation circuit consisted of rougher flotation followed by a cleaner stage.  The flotation circuit initially ran well with control samples indicating high grade concentrate and low tailings grade, however after a number of hours it became apparent that a circulating load of fine gangue material had built up in the circuit which finally reported to the cleaner concentrate.  This resulted in a high mass pull of cleaner concentrate which was low grade.  This has highlighted the need to monitor the circulating load in the cleaner circuit at site and also contingency has been made to feed the cleaner tail at different points within the rougher circuit.

As the primary objective of the pilot program was to again produce a leached solution for electrowinning testing, it was decided to re-clean the cleaner concentrate by pumping the concentrate through the cleaner cell again, after the pilot trial was complete.  This cleaning increased the concentrate grades to 23.7g/t gold and 3,170g/t silver.  This concentrate was leached, the solids were removed and the clear solution sent for electrowinning testing.

A summary of the batch rougher tests, cleaner flotation tests, locked cycle testing and pilot plant tests are given in Table 15.2.4.

Table 15.2.4:  Flotation Testwork Summary

			Flotation
	Head Grade (g/t)		Wt. Rec.	Conc. Au Grade	Au Rec.	Conc. Ag Grade	Ag Rec.
Test Type	Au	Ag	(%)	(g/t)	(%)	(g/t)	(%)
Rougher Flotation	5.3	421	9.5	52.3	89.1	4149	85.7
Cleaner Flotation	3.41	217	3.6	78.6	79.1	6274	80.9
Locked Cycle Test (7 cycles)	6.01	306	5.3	105	92	4967	85.1
Pilot Trial 1	8.26	560	17.2	25	89	2297	87
Pilot Trial 2	1.04	132	16.5	5.1	81.3	670	83.7
Pilot Trial 2 (Re-cleaned Conc.)	1.04	132	3.1	23.7	70.6	3170	74.4

Leaching Testwork

Leaching testwork has been carried out on all flotation concentrate and tailings samples that have tested for all of the major testwork campaigns.  Leaching of the concentrate indicated that high cyanide levels (initially 5%) were required to ensure high silver and gold recoveries.  Latter cyanide optimization tests were carried out on flotation concentrates with and without the addition of oxygen.  The tests indicate that the optimum cyanide level was 5% if air is added to the slurry.  However the cyanide concentration could be lowered to 1% if the slurry is sparged with oxygen.  The majority of concentrate leaches achieved silver and gold recoveries in excess of 97%, although one variability test on drillhole 078D only achieved concentrate leach recoveries of 44.4% for silver and 94.4% for gold.  This was a high grade sample and the leach curves from this test indicate that the silver leaching was still going and that a higher cyanide concentration may be required to increase the leaching rate for this test.  This is supported as the master composite that was made up from drillholes 078D, 115D and 125D achieved 97.9% silver recovery on the concentrate leach.  A summary of the leaching results for the flotation concentrate and tailings is given in Table 15.2.5.

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Table 15.2.5:  Leaching Testwork Summary

			Leaching
	Graded (g/t)		Wt. Rec.	Res. Au Grade	Au Rec.	Res. Ag Grade	Ag Rec.
Test Type	Au	Ag	(%)	(g/t)	(%)	(g/t)	(%)
Average all leach tests
Flotation Concentrate	69.1	7456	4.7	1.74	97.8	765	92.7
Flotation Tailings	1.09	68	95.3	0.23	84.0	21	72.3
Calculated Feed	3.83	330	100	0.29	93.2	51	87.9
Average all leaching tests excluding 078D variability test
Flotation Concentrate	57.0	6945	4.7	0.86	98.2	142	97.5
Flotation Tailings	0.74	52	95.3	0.09	85.6	15	71.7
Calculated Feed	2.93	300	100	0.13	94.0	25	91.7

The leaching of the flotation tailings samples generally gave lower leach recoveries than achieved from the concentrate samples, as would be expected.  The average leach recoveries were 84% for gold and 72.3% for silver.  Recoveries were quite variable, which is partly due to the head grades treated, but varied between 55 and 96.6%.

The overall leaching recoveries from both the concentrate and tailings leaches were 93.2% for gold and 87.9% for silver.  However, again if the 078D variability sample is excluded, then gold recovery is 94.0% and silver recovery is 91.7%.

The reagent consumption for the flotation concentrate leach tests was 19.9kg/t and 0.59kg/t lime.  The highest cyanide consumption figure for the concentrate leach was 54.2kg/t and the lowest 0.31kg/t.  The average dropped when the lower cyanide concentration was used in conjunction with the oxygen and appears to be around 10kg/t.

The reagent consumption for the flotation tailings leach tests was 0.71kg/t and 1.21kg/t lime.  The highest cyanide consumption figure for the tailings leach was 1.64kg/t and the lowest 0.33kg/t.  The combined reagent consumption for the tests results in a consumption of 1.26kg/t cyanide and 1.16kg/t lime.

Cyanide Destruction Testwork

Cyanide destruction testwork has been carried out on the master composite sample that was produced from drillhole 078D, 115D and 125D, in test campaign 9745.  Approximately 100kg of master composite sample was treated through a 7kg batch flotation cell to produce a cleaner flotation concentrate and a tailings sample, both of which were used for the destruction testwork.  Only the Inco SO2/air system was assessed, as this is considered the most cost effective technique.  The results of all of the cyanide destruction testwork are given in Table 15.2.6.

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Table 15.2.6:  Cyanide Destruction Testwork Summary

			Destruction Results
	Test Conditions		Feed CN	Tail CN	Tail+ 48hr	Lime
Test Run	Density %	Na2S2O3%	WAD mg/L	WAD mg/L	CN WAD mg/L	Addn kg/t	pH
Batch Test 1	45	115	870	126	110	0.99	9.0
Batch Test 2	45	140	870	174	170	1.24	9.2
Batch Test 3	45	165	870	126	120	1.24	9.1
Batch Test 4	42.5	143	210	4	2	0.33	8.4
Batch Test 5	42.5	190	210	2	5	0.35	8.4
Batch Test 6	37.5	139	170	4	7	0.26	8.4
Continuous Test 1	42	165	265	2	0.6	2.8	8.4
Continuous Test 2	42	150	265	1.7	0.6	1.7	8.5

The method used to prepare the sample for testing was quite involved due to the nature of the circuit design.  This method included leaching a sample of flotation concentrate for 48 hours to simulate the concentrate leach circuit in the plant.  Carbon was added for the last four hours to remove the silver and gold from solution.  At the completion of the leaching, the carbon was removed from the slurry and the slurry was then added to tailings slurry at the correct mass split as was produced during the flotation process.  This combined slurry was then leached for 24 hours, with carbon added for the last four hours to remove the silver and gold from solution.  The carbon was then removed from the slurry and flocculant was added to the slurry and the slurry was allowed to settle over night.  The excess clear solution was then removed from the slurry (to simulate the tailings thickener) and then fresh water was added to the slurry to reduce the density back to the density required for destruction testwork.  The destruction testwork was now commenced on this slurry.

Cyanide destruction testwork included six batch tests and two semi continuous tests.  The batch testing was done in two separate phases, with the aim being to define the conditions required for the semi-continuous tests.  The first phase of batch testing was done when the cyanide concentration to be used in the concentrate leach was 5%, which resulted in a feed to cyanide destruction of 870mg/L CN wad and a CN total of 1100mg/L.  The testing of this slurry was done at a solids density of 45% w/w solids, pH was maintained at 9.0 and metabisulphite additions were tested at 115, 150 and 165% of the stoichiometry requirement.  These tests reduced the cyanide wad level to only 126mg/L and did not achieve the target level of 10mg/L.

It was noted that during the tests that the viscosity of the slurry increased dramatically during the test and it is believed that this had a significant impact on the final destruction.  It was also felt that a lower pH of the slurry would help with the process.

Subsequent to the first phase of testing, cyanide optimization testwork had been carried out on the flotation concentrate sample.  This optimization resulted in the addition of oxygen to the concentrate and a reduction in the cyanide concentration to 1%.  The second phase of testing was done at the lower cyanide level in the concentrate leach and also was planned to study the affect of pulp density on cyanide destruction.  The feed slurry to the testwork was now at a lower cyanide concentration of 240mg/L wad cyanide.  Three tests were done with two tests to be done at a target density of 40% solids and one at 35% solids.  The two tests at 40% solids were to be done at a target of 150 and 200% metabisulphite stoichiometry and the 35% solids at 150%

15-9

metabisulphite stoichiometry.  The density of the tests was found to be higher than planned, at 42.5 and 37.5%, however all three of the tests decreased the wad cyanide level below the target value of 10mg/L.

A final large slurry sample was produced to allow two semi-continuous tests to be carried.  These tests were done to confirm the conditions determined from the batch testwork and to confirm final cyanide levels in the resultant slurry.  Both tests were done at 42% solids, maintained the pH between 8.0 and 8.5, had a residence time of 70 minutes and tested the metabisulphite stoichiometry at 150 and 165%.  Both tests gave cyanide wad levels of less than 10mg/L and were in fact less than 2mg/L.

Electrowinning Testwork

Two solutions were produced from the two pilot plant trials that were conducted at the SGS Lakefield Oretest laboratory.  The first solution was produced from a rougher concentrate product that was leached with a 5% cyanide concentration leach in April 2005.  The solution produced contained approximately 1000ppm silver and 10.3ppm gold with 5% cyanide.  This solution indicated that the silver would form plate at the higher concentration and then powder as the silver concentration dropped below 300ppm.

The second solution was produced from a flotation cleaner sample produced from the second pilot trial and leached at 1% cyanide in November 2005.  This solution contained approximately 1900ppm silver and 18.2ppm gold.  This solution produced silver powder for the full range of testing and indicated a higher production rate per cell than the first solution tested.

The second solution produced is expected to be more representative of the solution that will be processed at site.  This is for a number of reasons, which are given below:

•                  The concentrate used to produce the second solution was cleaned in the flotation circuit to remove excess gangue material prior to leaching; and

•                  The cyanide concentration of the leach was at the planned level of 1%, not 5% as in the first solution.

Electrometals Technologies have used the results from the second solution testing for sizing the required electrowinning circuit.  The advantage of being able to use the powder cells is that this style of cell can be automated and the powder can be collected in a filter.  This helps in security of the product as well as minimizing the workforce required to work in the refinery area.

Electrometals have produced two reports that summaries the test results.  These reports are titled “Summary Report: Silver Electrowinning from a Cyanide Electrolyte using EMEW®”, November, 2005 and “Summary Report: Electrowinning a Synthetic Palmarejo Electrolyte”, January 2006.

Settling Testwork

Two settling testwork campaigns have been done by Outokumpu Technologies at their laboratory.  The first was done on samples produced from the master composite sample made from drillhole numbers 078D, 115D and 125D.  A flotation cleaner concentrate and flotation tailings samples were sent for testing.  Different flocculants were screened for the flotation tailings and a flocculant was selected, which is the Nalco product 83384.  Dynamic settling tests were then done on both samples at different unit areas and at different dilution concentrations.

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The unit rate for the flotation tailings was found to be best at 0.76t/m2/h and for the concentrate this was done at 0.28t/m2/h.  A summary of the settling testwork is given in Table 15.2.7.

Table 15.2.7: Settling Testwork Summary

	Oxygen Uptake Rate (mg/L/min)
Sample	Solids t/m2h	Diluted Feed % w/w	Flocc Dosage (g/t)	U/F Solids %w/w	Vane YS (Pa)	Clarity (ppm)
Flotation Tailings	0.76	10.3	19	58.2	44	120
Flotation Concentrate	0.28	12.4	13	63.8	77	80
Leached Concentrate	0.21	11.7	19	66.7	64	580
Final Tailings	0.81	9.8	19	59.4	28	110

The second round of testing was done on leached flotation concentrate and leached combined concentrate and tailings sample.  These were samples that had been produced from the second pilot plant operation.  Dynamic thickening tests were carried out on these samples at unit settling rates of 0.80t/m2/h for the combined tailings sample and 0.2t/m2/h for the leached concentrate samples.  Both tests indicated that the targeted underflow densities should be achieved; however overflow clarity may not be as good as expected.  This is especially true for the concentrate sample that is at a high pH and has a high sodium content due to the high cyanide levels.  Further testwork on optimum flocculants is recommended at site during commissioning.

Miscellaneous Testwork

A number of other metallurgical tests have been carried out to collect data required for the plant design and as alternative process route.  These have included the following:

•                  Rheology Testwork;

•                  Oxygen Uptake Testwork;

•                  Merrill Crowe Testwork;

•                  Tailings Testwork; and

•                  Chloride Analysis.

Rheology testwork has been carried out on flotation concentrate and tailings samples at different densities.  This data has been used in pump and agitator designs.

Oxygen uptake tests were done on both flotation concentrate and tailings samples.  This was done to determine the oxygen requirement for each slurry type and in turn allows for the sizing of the oxygen plant required for the process plant.  The concentrate slurry has a high oxygen demand, 0.3207mg/L/min, for the first six hours and then slowly reduces over the next 18 hours.  The tailings sample oxygen demand was quite low with a peak of 0.0286mg/L/min.  A summary of the oxygen uptake testwork is given in Table 15.2.8.

Table 15.2.8: Oxygen Uptake Testwork Summary

	Oxygen Uptake Rate (mg/L/min)
Item	0	1 hr	2 hr	4 hr	6 hr	24 hr
Flotation Concentrate — GJ1822	0.0000	0.0471	0.2139	0.3207	0.1639	0.0732
Flotation Tailings — GJ1822	0.0014	0.0136	0.0282	0.015	0.0154	0.0032

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Merrill Crowe testwork was done on concentrate leach liquors as an alternative process route to the electrowinning route.  The testwork was done on a high grade solution produced from leaching a flotation concentrate sample, to test the possible inclusion of a high grade Merrill Crowe circuit to directly replace the electrowinning circuit.  The testwork indicated high silver and gold precipitation rates from the solution, although some minor re-dissolution was seen over one hour.  Solution tenors dropped from 2,360ppm silver to approximately 7ppm in 15 minutes at a zinc stoichiometry of 1:1, 0.85:1 and 1.15:1.  A summary of the Merrill Crowe zinc precipitation testwork is given in Table 15.2.9.

Table 15.2.9: Merrill Crowe Zinc Precipitation Testwork Summary

	Calculated Head (g/t)		Recovery to Conc. (%)		Overall Recovery 48 hrs (%)
Sample Time (mins)	Ag	Au	Ag	Au	Ag	Au
0	2360	35.1	2360	35.1	2360	35.1
15	7.7	0.12	6.5	0.12	7.2	0.09
30	5.0	0.11	6.9	0.13	4.8	0.07
60	11.0	0.30	34.2	0.65	11.5	0.18

Tailings testing samples were prepared from the master composite sample, that was made up from drillholes 078D, 115D and 125D, and the final pilot plant trial sample, that was made up from drillhole 340D and the ‘Q’ sample.  Two different samples from each source were sent, one for geochemical tailings testing and the other for geotechnical tailings testing.  Results are still outstanding on these samples.

Electrowinning testwork had shown some signs of corrosion on the anode from the first stage of testing.  The corrosion appeared to be pitting, indicating the presence of chlorides in the pregnant solution.  Difficulties were experienced in trying to assay for chlorides in solution containing very high cyanide concentration.  A number of commercial laboratories were approached; however the CSIRO laboratory in Perth finally offered the best service for chloride analysis.  The leach liquors from the concentrate leach solution were found to contain chlorides between 22ppm to 199ppm.  Electrometals had indicated that the upper limit of chlorides for stainless steel anodes was 50ppm.  Due to the range of chloride levels and the re-circulation of solution within the process plant, it was decided that titanium with a DSA coating would be selected for the anodes in the electrowinning cells.

Cytec Testwork

Cytec Mining Chemicals organized to do additional batch flotation testwork at the SGS Lakefield Oretest laboratory to investigate alternative flotation reagent schemes.  Twenty batch cleaner flotation tests were carried out on a sample of the master composite prepared from drillhole 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimize flotation response.  The results of this testwork are summarized in a report titled “Palmarejo Brief Technical Update 22nd December 2005”.  The key findings of this study was that the frother selection could be changed from Terric 405 to Cytec F549, that the best flotation reagents are those already selected, but that A3418A showed some promise that could be trialed at site following commissioning.

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Mineralogy

Mineralogy has been done on five different drillhole head samples and on one concentrate sample produced from the master composite made from drillhole number 078D, 115D and 125D.  All of these reports have identified that the majority of the silver occurs as electrum and as silver sulfide (Acanthite).  A number of other silver minerals have been identified in different holes, but they are not consistent through all of the drillholes.  Some of these minerals include Aurorite ((Mn2AgCa)Mn 4O7.3H2O), native silver and a number of copper/silver/sulfide minerals.  Gold occurs mainly as electrum.

The mineralogy of the flotation concentrate confirms that the sample is predominately a pyrite concentrate with other base metal sulfides including galena, sphalerite, chalcopyrite, chalcocite, covellite, bornite, marcasite, etc.

Conclusions

A total of 13 drillhole samples have been tested along with three bulk samples.  The drillhole samples consist of seven RC drillholes and six diamond drillholes.  The bulk samples consist of two underground samples taken from the existing workings from the ‘La Prieta’ structure and one surface outcrop sample from the Chapotillo Clavo.  In total, almost 2.5t of samples have been tested to allow the design of the plant to proceed.

A detailed comminution testwork program has been carried out on both whole diamond core samples and bulk samples taken from the surface and underground.  The testing has included the conventional bond work index testwork, UCS testing, AMC testing and the more advanced JK Drop weight and SMC testing used for modeling.  This testing has indicated that some of the rock types (amygdaloidal andesite) are hard and competent, while other rock types are less hard and competent (the quartz vein breccia and footwall sediments).  The data from all of these tests indicates that the ore is amenable to SAG milling, but due to the hard component nature of some of the rock types, a two stage milling circuit will be required.

Flotation testwork has been carried out at batch scale, followed by locked cycle testing and finally at pilot plant scale.  All of the data suggests that the ore is very amenable to flotation.  The tests indicate that approximately 80% of the silver and gold can be collected into a very small mass of approximately 5% of the feed tonnage.  This has the advantage of allowing high cyanide concentration leaching of the concentrate to produce a high tenor solution for precious metal recovery.

Leaching testwork has been carried out to optimize reagent additions and define the plant recoveries.  Leaching of the flotation concentrate generally exceeds 97% for both silver and gold, while flotation tailings recoveries are approximately 85% for gold and 72% for silver.  The overall leaching recovery is 93.2% for gold and 87.9% for silver, although higher recoveries are indicated when tests that did not appear to be correct are removed to give a gold recovery of 94% and silver of 91.7%.  Overall reagent consumptions were 1.26kg/t for cyanide and 1.16kg/t for lime.

The samples used for the various metallurgical test programs are considered to be representative of the ore body.  Coeur has built a lab on site at Palmarejo, and further testwork will be done to optimize recovery throughout mine-life.

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15.3                        Guadalupe Metallurgical Testwork Summary

Sample Selection

Two drillhole samples have completed metallurgical testing in 2007, (TGDH-129 and TGDH-184) and four more samples (TGDH-054, TGDH-214, TGDH-225, and TGDH-238) were submitted in 2008 to be tested at SGS labs in Durango, Mexico.  Samples were selected from different areas (Figures 15-1 and 15-.2) within the Guadalupe vein and represent all the mineralization styles in the deposit.  Table 15.3.1 summarizes the main characteristics of such samples.

Table 15.3.1:  Guadalupe Metallurgical Samples Selected

Sample	Sample Type	Ore Type	Composition
TGDH-129	CORE	Sulfides	Quartz cemented breccia
TGDH-184	RC	Oxides	Quartz cemented breccia
TGDH-054	CORE	Sulfides	Quartz vein and breccia
TGDH-214	CORE	Sulfides	Carbonate cemented breccia
TGDH-225	CORE	Sulfides	Quartz-carbonate cemented breccia
TGDH-238	CORE	Mixed sulf/oxide	Quartz-carbonate cemented breccia and stockwork

In addition to the six metallurgical samples, twenty samples from different parts of the Guadalupe deposit were submitted for mineralogical studies.  Mineralogy was conducted on samples from drillholes shown in Figure 15-2.

Additional test work from the Palmarejo mine, 7km northwest, is available on ores from the Palmarejo deposit which are mineralogically similar to the Guadalupe ores (see mineralogy section).

The Bottle Roll Leach test were industry standard tests where the samples were tested for gold and silver recoveries at three grind sizes and four different concentrations of cyanide.  The test showed silver recoveries ranging from 84 to 92% and gold recoveries ranging from 80 to 93%

The Floatation tests were standard floatation tests conducted at two grind sizes.  The floatation concentrate was then assayed for metal content.  The floatation tails where then submitted for additional metal extraction with cyanide leaching.

The Gravity tests were conducted on coarse grind sizes than the Bottle Roll and float tests.  The samples were gravity concentrated using a Knelson bowl.  The gravity concentrates were then submitted to cyanide leach testing to check for the susceptibilities to leaching with cyanide.

Results

The best recoveries this far were achieved by flotation followed by leaching.  Table 15.3.2 summarizes the results of these tests.  The poorest overall recovery was found with the gravity concentrate method.

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Table 15.3.2: Guadalupe Metallurgical Test Results

			Recoveries
	Head Grade (g/t)		Cyanide Bottle Roll Test (%)		Bulk Floatation (%)		Cyanide Leach of Floatation Tails (%)*		Gravity Conc. (%)		Cyanide Leach of Gravity Conc. (%)
Sample ID	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
TGDH-129	2.68	270	93.0	84.0	86.3	85.6	96.6	96.6	46.3	33.6	85.3	84.5
TGDH-184	0.40	631	80.0	92.0	76.3	94.0	96.4	99.0	23.2	36.9	76.8	90.7
TGDH-054	1.19	159	91.0	89.3	80.6	81.4	96.6	94.3	33.4	32.2	86.5	87.5
TGDH-214	5.43	209	95.4	89.8	89.8	93.5	98.7	98.3	58.1	45.9	84.8	67.9
TGDH-225	1.71	196	89.2	86.3	84.1	84.9	95.8	94.1	35.0	31.8	84.0	85.2
TDGH-238	1.90	119	95.6	66.2	80.0	63.5	96.9	75.4	42.1	25.1	84.8	83.0

*Listed recovery of Cyanide Leach of float tails is the final total recovery from both bulk flotation and leaching of tails

Mineralogy

Mineralogical studies have been conducted on twenty samples from different drillholes and spatial locations within the Guadalupe deposit.  The studies consisted of both thin section analyses and microprobe work to identify individual mineral species.  The mineralogical work shows that the mineralogy of the Palmarejo deposit and the Guadalupe deposit are similar (Table 15.3.3 and Figure 15-3).

Table 15.3.3:  Mineral Species at Guadalupe and Palmarejo

Guadalupe Mineral Species (Petrolab, laboratorio de investigaciones geologicas)	Palmarejo Mineral Species (K.Ross, 2009)
Acanthite	Acanthite
Covellite	Altaite
Electrum	Billingsleyite
Enargite	Cervelleite
Jalpite	Dervillite
Luzonite	Electrum
Polybasite	Freibergite
Tenantite	Hessite
Native Gold	Jalpaite
Chalcopyrite	Mckinstryite
Galena	Pearceite
Pyrite	Polybasite
Sphalerite	Proustite
Unspecified iron oxides	Stromeyerite
Tennantite
Terahedrite
Native Gold
Galena
Sphalerite

Note:  Minerals in blue are silver bearing and minerals with an underline have been identified in both Guadalupe and Palmarejo

Conclusions

Metallurgical tests indicate recoveries of silver and gold by floatation and leaching from Guadalupe ores is similar to the recoveries experienced at Palmarejo in the full scale process plant with a floatation and leaching circuit.  Mineralogical test work shows that the ore minerals at both deposits are also similar.  Based on this data it is conclude that the Guadalupe ore will be

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satisfactorily processed at the existing Palmarejo mill.  Additional test work at Guadalupe will continue to optimize recoveries.

Details regarding mineral processing and metallurgical testing are unavailable to SRK, therefore a statement of adequacy and recommendations are not made.

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Figure 15-1:  Location of Samples for Metallurgical testing

Las Animas
Guadalupe
Guadalupe Norte
N
Plan view of the Guadalupe structure
1800 masl
1600 masl
1400 masl
1200 masl
1000 masl
800 masl
Guadalupe Long Projection
Guadalupe
Las Animas
Guadalupe Norte
Samples for metallurgical tests
Looking Towards 225°
GRAPHIC SCALE [METERS]

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Location of Samples for Metallurgical Testing
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 · Approved: KG · **Figure: 15-1**
File Name: Figure_15-1

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Figure 15-2:  Location of samples for Mineralogical Studies

Las Animas
Guadalupe
Guadalupe Norte
Plan view of the Guadalupe structure
N
1800 masl
1600 masl
1400 masl
1200 masl
1000 masl
800 masl
Guadalupe Long Projection
Guadalupe
Las Animas
Guadalupe Norte
TGDH_050
TGDH_232
TGDH_035
TGDH_121
TGDH_147
TGDH_159
TGDH_230
TGDH_254
TGDH_200
TGDH_115
TGDH_046
TGDH_175
TGDH_156
TGDH_128
TGDH_110
TGDH_122
TGDH_142
TGDH_210
TGDH_140
TGDH_222
Looking Towards 225°
Petrographic Samples
0
100
250
500
GRAPHIC SCALE [METERS]

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_15-2

Palmarejo Project, Chihuahua State, Mexico

Source: Coeur, 2010

Location of samples for Mineralogical Studies

Date: 01/18/2011 | Approved: KG | Figure: 15-2

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Figure 15-3:  Photomicrograph of Drillhole TGDH-254

sl
aca
tn
sl
aca
cp
py
void
el
cp
tn
gran qz

Electrum (el) associated to the base metals mineral suite, developing binary and ternary grains among them. Electrum (el) and tenantite (tn), chalcopyrite (cp), sphalerite (sl), and acanthite-argentite (aca), this one shows typical light etching as microscope source light hits the Ag-rich mineral grain´s surface. Matrix is granular quartz (gran qz). Notice some voids or cavities among the metallic minerals. Photomicrograph under reflected light, 50X increments and plain polars PPL.
-(Petrolab, laboratorio de investigaciones geologicas, 2009)

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Photomicrograph of Drill Hole TGDH-254		
SRK Project No.: 178600.060	Source: Coeur, 2010			
File Name: Figure_15-3		Date: 01/18/2011	Approved: KG	Figure: 15-3

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16                                  Mineral Resources (Item 19)

SRK has been informed by Franco-Nevada that Coeur is planning to provide an updated Technical Report in February 2011 including updated Mineral Reserves and Mineral Resources as of December 31, 2010.  From commencement of production through 2Q 2010, the operation has experienced lower grades, (barring the average gold grade in 2Q 2009), and lower metal recoveries as well as higher costs than planned.  In 3Q 2010, the operation achieved reserve grade for both gold and silver.  Operating experience, commodity price changes and results of exploration drilling in 2010 may have an impact on the updated Mineral Reserves and Mineral Resources.

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

Coeur d’Alene Mines obtained ownership of the Palmarejo Deposit from Bolnisi Gold NL and Palmarejo Silver and Gold Corporation on December 21, 2007.  The Palmarejo Resource has been remodeled since the acquisition date using GEMCOM Gems™, which is a widely used commercial mining software package.  The methodology used to estimate Mineral Resources and Reserves have been verified by John L. Sims, Coeur’s Director of Mineral Resource and a NI 43-101 QP and are described in the following sections.

The Resources stated in this report for the Palmarejo District conform to the definitions adopted by the CIM, December 2005.  The Palmarejo, Guadalupe, and La Patria Resource estimation procedures are discussed individually below.  With the exception of minor edits, the La Patria Resource estimation is taken directly from the previous MDA Technical Report (Gustin and Prenn, Sept. 2007).

16.1                        Mineral Resource Estimation Methodology Palmarejo

16.1.1              Assay Data

A geologic model was created by AMEC, at Coeur’s request, for estimating silver and gold Resources at Palmarejo using data generated by Planet Gold through late September 2007, including geologic mapping, RC and core drilling results, and surveying of underground workings.  A wireframe of the underground workings was created by AMEC using historical data prepared by previous operators and was incorporated into the resource modeling.  Aerial photography was used to create a topographic model with two-meter contours.  These data were incorporated into a digital database and all subsequent modeling of the Palmarejo Resource was performed using GEMCOM Gems™ software.

16.1.2              Material Density

Planet Gold personnel gathered dry bulk specific-gravity data using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized units.  These data are supplemented by measurements collected on whole and half core as part of third-party metallurgical studies (Table 16.1.2.1).  Table 16.1.2.2 lists the specific gravities used in the Palmarejo modeling.

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Table 16.1.2.1:  Palmarejo Specific-Gravity Statistics by Geology

Unit	Mean	Median	Std Dev	CV	Min	Max	Count
Tfbr	2.45	2.46	0.02	0.01	2.43	2.48	4
Ktal	2.58	2.61	0.14	0.05	2.04	3.23	133
Ktam	2.68	2.70	0.08	0.03	2.46	2.77	20
Ktap	2.62	2.66	0.12	0.05	2.26	2.77	30
Ktapp	2.68	2.70	0.07	0.03	2.52	2.80	28
Ktat	2.52	2.53	0.08	0.03	2.33	2.71	29
Ktrt	2.50	2.51	0.07	0.03	2.32	2.63	24
LaPrieta-LaBlanca Veins	2.58	2.61	0.14	0.05	2.04	3.23	133
Stockwork	2.58	2.64	0.30	0.12	0.99	3.43	105

Table 16.1.2.2:  Palmarejo Specific-Gravity by Geology

Unit	Model SG
Tfbr	2.45
Ktapp	2.69
Ktat (includes Ktap)	2.59
Ktam	2.68
Ktal	2.63
Ktrt	2.50
La Prieta-La Blanca Veins	2.56
Stockwork	2.56

A density of 2.56g/cm3 was assigned to modeled mineralization, which takes into account natural void spaces, such as open fractures, that could not be accurately accounted for in the measurements.

16.1.3              Geologic Modeling

As part of AMEC’s scope of work, a Mineral Resource modeling framework was prepared, using existing drillhole data and a new geological model.  AMEC reviewed and edited the geologic interpretation prepared by Bolnisi on vertical sections, and then interpreted the shapes in plan.  Using both sets of interpretations, vertical and plan sections, AMEC constructed geological solids that were used for resource estimation.  The geologic model framework was developed in close collaboration with Coeur geologists, with whom concepts, issues and solutions were discussed on an on-going basis.

Lithological Model

Bolnisi geologists in the Chihuahua office prepared an interpretation of the main lithological units at Palmarejo.  The interpretation was done using parallel vertical sections spaced every 25m and oriented N45°E.  AMEC defined sections in Gemcom software, from southeast to northwest, with a continuous identification from 1FS to 65FS.  Table 16.1.3.1 shows the text codes and description of lithological units interpreted and defined by Bolnisi and the integer codes defined by AMEC to identify the units in the subsequent block model.

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Table 16.1.3.1:  Lithological Unit Descriptions and Codes

Bolnisi Unit Code	Unit Description	AMEC Block Code
KTA	Trachytic Andesite	150
KTAL	Laminated Andesitic Sandstone	500
KTAM	Amygdaloidal Andesite	100
KTAP	Porphyritic Andesite	250
KTAPP	Strongly Porphyritic Andesite	200
KTAT	Coarse Andesitic Sandstone	300
KTRT	Rhyolitic Tuffs	600

Using only the vertical sections, Bolnisi created lithological solids in Surpac® software and exported them, in DXF format, to AMEC.  The mineralization at Palmarejo is not completely lithologically controlled and the main purpose of this model is to assign specific gravity values to the block model.  Figure 16-1 shows an illustration of the section orientation and a slice of the lithological solids through elevation 960.

Void Model

Three-dimensional `wireframe’ lithologic and mineralized structural models were created by AMEC.  These included models of the La Prieta and La Blanca vein structures and associated footwall and hanging-wall stockwork zones, as well as models of the unmineralized stratigraphic host units.  The mineralized structure interpretations were used as a guide in the grade modeling discussed below.

Prior to Coeur’s purchase of the Palmarejo property, Planet Gold created a three-dimensional `wireframe’ model of the underground workings at Palmarejo (the “Planet Gold void model”).  This model was built using data from historic mine maps, Planet Gold drill data (intersected workings or mine backfill), and survey data collected from accessible underground workings.  The mining history of the Palmarejo area is discussed in Section 5.  The Planet Gold void model was used to directly remove tonnage from the resource model.

Pre-feasibility work in July and August 2007 by Coeur in anticipation of a corporate merger of Coeur, Bolnisi, and Palmarejo Silver and Gold identified stopes mined by Minas Huruapa (see Section 5) that were not included in the Planet Gold void model and, more significantly, historic documentation that suggests the Planet Gold void model does not fully account for mining that took place prior to 1909.  The Planet Gold void model accounts for approximately 517,000t of material mined at Palmarejo, while the report brought to MDA’s attention suggests that a total of approximately 1Mt may have actually been mined (789,000t prior to 1909; 46,000t of development work in and around the vein structures that was completed a few years after 1909; and 168,000t mined from 1979 to 1992; see Section 5).

While the pre-1909 mining at Palmarejo is almost entirely undocumented by historic mine maps, and these old workings are not accessible, the tonnage figure quoted above for the material mined prior to 1909 originates from a crude estimate by a mining engineer in 1909 (McCarthy, 1909).  McCarthy provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine.”  He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.”  McCarthy estimates the cumulative strike length of the old stopes, and multiplies this strike length by average dip extents and widths of the stopes at La Prieta and La Blanca.  These crude calculations result in an estimate of 562,000st mined from the La Prieta

16-3

vein and 175,000st from the La Blanca structure up to 1909 (McCarthy, 1909).  Converting these into metric tonnes using densities applied to the resource modeling (McCarthy applied a lower density than used in the MDA model), these equate to 611,000t from La Prieta and 178,000t from La Blanca, for a total of 789,000t of production through 1909.

The pre-1909 workings, therefore, cannot be directly modeled, and the location and true scale of these workings cannot be determined with certainty.  McCarthy (1909) notes that many of the pre-1909 stopes had caved or were filled with what was considered waste at the time of mining.  He estimated that the cut-off grades used by Palmarejo and Mexican GoldFields, Ltd (PMG) were 30oz/t Ag/st (900g Ag/t) from 1888 to 1901 and 20oz Ag/st (600g Ag/t) from 1902 to 1909.  Waste rock used to fill the stopes, therefore, could be of potential economic interest today in an open-pit mining scenario.  In fact, some of these backfilled stopes were mined in the last years of the PMG underground operations (McCarthy).  Due to the wide envelopes of lower-grade mineralization that typically encompass the high-grade mineralized zones at Palmarejo, caving of the stope walls could also partially fill the old stopes with material of potential economic importance today.  Unmodeled caved and/or back-filled stopes are more an issue of lower density than missing stopes in a void model if: (1) the potential method of mining the resources is open pit; and (2) the stope-fill material does not contain deleterious quantities of active carbon derived from timber.

The Palmarejo database records a total of 169 void and mine-fill intercepts (collectively referred to as void intercepts) from 110 holes, including 19 core and 92 RC holes (one void intercept was cut by both an RC hole and its core tail).  The mean down-hole length of the void intercepts is 3.17m, with a minimum of 0.80m and a maximum of 15.24m.  Up to 4 void intercepts are recorded for a single hole; McCarthy documents old stopes on hanging wall, central, and footwall portions of the main vein structure.  Some of these void intercepts lie within the Planet Gold void model, and others were thought to represent natural voids, but in light of the newly reviewed historical reports the QP’s of the Coeur Technical Report believe, and is in agreement with MDA and AMEC, that most of the void intercepts reflect mining voids.

Production from Palmarejo stopped after the recommendations outlined by McCarthy instructed PMG to begin intensive development work to prepare the mine for a new mill and production increases.  However, the production never materialized for PMG due to the onset of the Mexican Revolution.

Production was resumed at Palmarejo by Minas Huruapa, S.A during the period from 1979 to 1992.  Minas Huruapa mined the areas previously developed by PMG according to McCarthy’s recommendations.  Records were provided to Coeur and AMEC by Jorge Cordoba, General Director of Operations for Minas Huruapa during that time, which MDA was unaware of.  These records indicate that Minas Huruapa mined 168,352t of ore grading at 297g/t Ag and 1.37g/t Au (Table 16.1.3.2).

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Table 16.1.3.2:  Minas Huruapa Production 1979 to 1992

		Mined Grade (g/t)
Year	Tonnes	Au	Ag
1979	735	0.24	142
1980	7,455	0.79	201
1981	12,383	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

As a result of the newly discovered historical data, AMEC engineers were contracted by Coeur to produce a new void model incorporating all known historic information into its construction for use in the 2008 Resource estimation (Figure 16-2).  Coeur used an updated density of 2.56 for the present volume to tonnes calculation found that 611,000t were mined from La Prieta and 178,000t from La Blanca for a grand total of 789,000t of production up to 1909.  The AMEC void model was constructed with these volumes in mind.  The new AMEC void model shown in Figure 16-2 was completed in late September, 2007.  This model was validated by the QP’s of the Coeur Technical Report and the final model was employed in the 2008 Mineral Resource estimation.  This Mineral Resource block model that was completed in 2008 is utilized for calculation of the 2010 Mineral Resources reported herein.

A nearest-neighbor estimation of possible mining voids was used to incorporate the new model into the final 2008 Palmarejo Resource estimation.  This is an unbiased approach that is only as accurate as the drill-density, sample locations, and logging of void intercepts.  Inspection of the results shows a reasonable representation of the stopes known to be missing from the Planet Gold void model, as well as some other areas of stoping that are described in a general fashion in McCarthy’s report.  However, the results remain a crude representation of possible areas of stopes, partially filled stopes, and caved stopes.  As a result of the void estimation, a total of 665,500t were classified as Inferred category.  The resultant void resource model now accounts for a total of almost 1.1Mt, an amount that overstates the approximated 1Mt mined according to historic reports.  In addition, McCarthy’s calculations assume 100% extraction, while pillars must have been left in the stopes, and he states “many thousands of tons of ore have been irretrievably lost” to future underground mining due to the “wasteful system pursued in the development of the mine in the past,” which indicates that McCarthy believed ore-grade material was left between the historic stopes.  For all of these reasons, the void-coded blocks are categorized as Inferred instead of being totally removed from the Resources.

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Determination of Geologic Domains

The silver and gold mineralization at Palmarejo was divided by Bolnisi’s geologists into three domains: Veins, Footwall and Hangingwall.  These domains are not lithologically but structurally controlled.  Data outside these domains and below topographic surface were considered to be located in the Host domain.

The vein domain is the most mineralized unit, formed mainly by quartz-vein breccias that are logged in the drilling database as “QVBX”.

The Footwall (FW) and Hangingwall (HW) domains contain sheeted quartz veins, located above and below, but always nearby, the main vein structures.  Inclusion in this domain is dominated by quartz percentage, generally over 15%, and mineralization at certain grades, but not following a rigid rule.  This information is extracted from the drillhole intervals.

Since most of the drilling is RC, differentiation between sheeted vein type and quartz vein breccia can be difficult using chip samples.  AMEC was of the opinion that these domains, in many cases, have been misinterpreted from a review of the codes available in the drillhole database.  AMEC recommended that a complete re-logging of the core be completed, taking into consideration the domaining to be used to create a sectional interpretation that would produce a better and more consistent definition of the units.

A total of 54 vertical sections were interpreted on paper by Bolnisi’s geologists.  Those sections were scanned into digital format.  In many cases, the interpretation on paper did not take into account the spatial position of the drillholes that are not regularly spaced or oriented and this caused problems in the location of the envelopes.  AMEC geologists used this basic interpretation and re-interpreted all sections considering mineralization plunge and dip, and the projection of the true drillhole intercepts position in relation to the section plane.

Once the new set of vertical sections on paper was complete, AMEC proceeded to digitize the domain outlines into GEMS® software, fixing the spatial position of the contacts where necessary.  The option to snap the polygon vertices to the drillhole intervals was not used due to the distance of most drillholes to the section plane.

AMEC used the domain polygons on vertical sections and drillholes to create an interpretation on horizontal plans every 10m, covering the entire vertical extension of the deposit.  The points from the horizontal polygons are, necessarily, snapped to a vertex of the vertical polygons, when the plan intercepts a section.  This allows an easy and robust reconciliation between the two orthogonal sets of polygons, also facilitating the process of solid generation.

The resulting polygons were identified and assigned to a domain (Vein, Hangingwall and Footwall) of one of the main structures: La Prieta and La Blanca.  AMEC constructed the domain solids using both sets of polygons, and a three-dimensional view of them can be seen in Figure 16-3.  The red solid is the La Blanca Vein, the cyan solid is the La Blanca HW or FW, the green solid is the La Prieta HW or FW, and the dark blue solid represents the La Prieta Vein solid.

The resulting solids are complex and some triangles presented self-intersection problems.  However, the solids are considered valid for volume calculations and other uses.  AMEC submitted the solids for an internal validation, and it was AMEC’s opinion that the existing solids accurately represent the interpretation of the domains at Palmarejo and that they are acceptable for resource estimation.  However, QP’s of the Coeur Technical Report reviewed the AMEC

16-6

solids and felt that the self intersection issues needed to be corrected.  Coeur Technical Services corrected these solids prior to the 2008 Resource Estimation.

16.1.4              Exploratory Data Analysis (EDA)

AMEC performed statistics on the raw gold and silver assay grades weighted by sample length.  Histograms and probability plots were generated for the original data and each data field where the corrections discussed in Section 8 were applied.  In summary the datafields are named:

•                  Original: includes original raw data;

•                  Clean or Cyclicity: includes data corrected for core recovery and RC contamination; and

•                  RC Adjusted or Corrected: includes RC adjusted from Core corrections.

Capping

To define the high grade outliers, AMEC used its in-house RiskHi computer program that estimates the amount of metal at risk contained in the high grade values.

Coeur reviewed the AMEC capping using disintegration analysis and felt that they were too severe.  The AMEC work is based on an annual tonnage throughput which has not been established.  As a result, Coeur modified the AMEC cap grades using disintegration analysis at the composite level and capped composite grades for the interpolation.  Table 16.1.4.1 shows the Coeur capping parameters used for each domain.  Coeur believes that the AMEC approach would be appropriate once the combined tonnage throughput of the open pit and underground can be established.

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Table 16.1.4.1:  Capped Composites Used by Coeur

		Search		Domain		Coeur Composites				Octants
Unit	Metal	Domain	Pass	Code	Dom.	Grade	Min	Max	Max/Hole	Min	MaxComp/Oct
La Blanca		SE	1st Pass	800	Vein	6,230	5	12	2	2	3
			2nd Pass	900	HW	1,770	3	12	2
			3rd Pass	910	FW	1,680	2	12	NA	NA	NA
		SW	1st Pass	800	Vein	6,230	5	12	2	2	3
			2nd Pass	900	HW	1,770	3	12	2
			3rd Pass	910	FW	1,680	2	12	NA	NA	NA
La Prieta		NE	1st Pass	700	Vein	1,689	5	12	2	2	3
	Ag		2nd Pass	920	HW	720	3	12	2
			3rd Pass	930	FW	813	2	12	NA	NA	NA
		NW	1st Pass	700	Vein	1,689	5	12	2	2	3
			2nd Pass	920	HW	720	3	12	2
			3rd Pass	930	FW	813	2	12	NA	NA	NA
Host		All	1st Pass	10	All	675	3	18	NA	NA	NA
			2nd Pass	10			2	18	NA

La Blanca		SE	1st Pass	800	Vein	90.00	5	12	2	2	3
			2nd Pass	900	HW	44.00	3	12	2
			3rd Pass	910	FW	14.85	2	12	NA	NA	NA
		SW	1st Pass	800	Vein	90.00	5	12	2	2	3
			2nd Pass	900	HW	44.00	3	12	2
			3rd Pass	910	FW	14.85	2	12	NA	NA	NA
La Prieta		NE	1st Pass	700	Vein	16.15	5	12	2	2	3
	Au		2nd Pass	920	HW	9.00	3	12	2
			3rd Pass	930	FW	10.45	2	12	NA	NA	NA
		NW	1st Pass	700	Vein	16.15	5	12	2	2	3
			2nd Pass	920	HW	9.00	3	12	2
			3rd Pass	930	FW	10.50	2	12	NA	NA	NA
Host		All	1st Pass	10	All	10.50	3	18	NA	NA	NA
			2nd Pass	10			2	18	NA

Compositing

A composite table was created in the GEMS® database with the same fields as in the assays table.  Nominal RC sample length is about 1.52m (6ft rods with two samples).  Core samples are typically around 1.00m long.

Composites were generated down the hole with a length of 1.52m constrained by the domain solid limits.  Composites shorter than the defined length were redistributed to the other composites to minimize the impact of considering short length samples.

The statistics for raw data and composite lengths are summarized in Table 16.1.4.2.  Although the nominal defined composite length was 1.52m, the mean composite length is around 1.65m because of the effect of redistributing short intervals to other composites.  The observed variation in length is not significant in QP’s of the Coeur Technical Report opinion.  Samples inside voids were not taken into consideration.

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Table 16.1.4.2:  Raw Data and Composite Lengths by Domain

Data Type	Domain	La Blanca Vein	La Blanca HW	La Blanca FW	La Prieta Vein	La Prieta HW	La Prieta FW	Host
Raw Data	No. Samples	2,891	610	581	1,839	128	310	50,553
	Min	0.01	0.02	0.02	0.02	0.04	0.09	0.01
	Max	4.21	2.00	3.05	5.95	2.75	1.53	29.50
	Mean	0.97	1.00	1.12	1.14	0.92	1.28	1.43
	CV	0.52	0.43	0.42	0.45	0.57	0.32	0.22

Composites	No. Samples	1,853	399	439	1,376	78	258	66,885
	Min	1.52	1.52	1.52	1.52	1.53	1.52	1.52
	Max	3.02	2.90	2.88	3.02	2.39	2.76	3.02
	Mean	1.65	1.64	1.66	1.65	1.65	1.65	1.53
	CV	0.11	0.10	0.09	0.11	0.08	0.10	0.02

All fields “Au Clean”, “AuCorr”, “AuCap”, “Ag Clean”, “Ag_Corr” and “AuCap” were composited.

Table 16.1.4.3 shows the gold and silver statistics for corrected and capped raw data and capped composites, all weighted by length.  The average grades drop consistently from corrected to capped raw data, and from capped raw to capped composites with the exception of gold and silver grades for La Prieta vein (approximately 3% increase from raw data to composite) and silver for La Blanca footwall.  Samples located inside the void solids were not considered in these statistics

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Table 16.1.4.3: Raw Data and Composite Statistics for Gold and Silver

		Raw Data RC
		Corrected by Core (g/t)		Raw Data Capped (g/t)		Composites Capped (g/t)
Domain	Statistics	Au	Ag	Au	Ag	Au	Ag
La Prieta Vein	No. Samples	1,839	1,839	1,839	1,839	1,376	1,376
	Max	39.20	4,982	10.30	1,150	10.30	1,150
	Mean	0.84	107	0.78	100	0.80	103
	CV	2.52	2.40	2.04	1.86	1.81	1.69

La Prieta HW	No. Samples	128	128	128	128	78	78
	Max	11.85	1,680	9.00	720	3.41	340
	Mean	0.39	42	0.38	36	0.35	35
	CV	3.10	3.65	2.83	2.63	1.92	1.86

La Prieta FW	No. Samples	310	310	310	310	258	258
	Max	23.90	1,460	9.00	720	9.00	720
	Mean	0.53	37	0.49	35	0.48	35
	CV	2.97	3.15	2.45	2.83	2.25	2.57

La Blanca Vein	No. Samples	2,891	2,891	2,891	2,891	1,853	1,853
	Max	358.00	17,347	70.00	4,250	69.61	4,250
	Mean	3.23	239	2.83	215	2.70	208
	CV	4.14	3.34	3.04	2.47	2.57	2.14

La Blanca HW	No. Samples	610	610	610	610	399	399
	Max	62.74	3,180	34.00	1,640	32.72	1,554
	Mean	1.92	92	1.76	85	1.74	84
	CV	3.30	2.96	2.93	2.53	2.47	2.10

La Blanca FW	No. Samples	581	581	581	581	439	439
	Max	27.50	4,810	8.50	1,150	8.50	881
	Mean	0.61	57	0.53	48	0.53	50
	CV	3.14	4.51	2.25	2.60	2.06	2.31

Host	No. Samples	50,553	50,553	50,553	50,553	66,885	66,885
	Max	219.00	11,883	10.50	675	105.00	675
	Mean	0.09	8	0.08	7	0.06	5
	CV	11.81	9.79	5.50	5.18	5.87	5.57

Variography

AMEC created composite correlograms for gold and silver separately for each domain using the SAGE computer program.  The QP’s of the Coeur Technical Report have reviewed the correlograms and verified them using Supervisor®, a statistical software marketed by Snowden.

Down-hole correlograms were generated to define the nugget effect.  Directional correlograms were built according to the main vein structures orientations and using lags of 15m.  3D models were fitted with two spherical structures and the nugget effect.  The correlogram parameters used for grade estimation are summarized in Table 16.1.4.4.

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Table 16.1.4.4:  Correlogram Parameters

			1st Structure							2nd Structure
			Rotation			Ranges (m)				Rotation			Ranges (m)
Metal	Domain	Nugget	Z	Y	Z	X	Y	Z	Sill	Z	Y	Z	X	Y	Z	Sill
Au	La Blanca Vein	0.222	-66	83	-6	10.2	171	16.7	0.593	-11	32	-36	58	238	225	0.185
	La Blanca HW	0.050	-28	-52	-36	41	87	605	0.650	-40	79	-24	41	19	166	0.300
	La Blanca FW	0.147	-14	-7	-116	15	27	1.3	0.656	6	27	0	17	98	60	0.197
	La Prieta Vein	0.372	21	-9	20	8	38	36	0.560	-14	51	-12	37	70	460	0.068
	La Prieta HW-PW	0.164	27	0	-133	15.8	4.1	1.7	0.033	36	-50	-147	300	33	3.1	0.803
	Host	0.410	-33	45	-29	8.4	43.2	13.2	0.508	29	47	-53	46.8	179	226	0.082

Ag	La Blanca Vein	0.242	-95	73	-46	27	22	5	0.537	-58	39	-27	145	145	20	0.221
	La Blanca HW	0.467	-37	-73	-7	3.3	24	12	0.315	20	-58	-12	10.5	205	160	0.218
	La Blanca FW	0.000	-25	35	-120	3.2	57	92	0.653	-26	13	-61	73	9	36	0.347
	La Prieta Vein	0.355	-6	79	-41	4.6	74	29	0.465	-63	-43	-88	30	243	133	0.180
	La Prieta HW-PW	0.155	-95	-11	73	1.8	10.9	22.3	0.845	-31	17	-53	10.9	79	167	0.000
	Host	0.344	-139	35	-38	27.9	11.3	8.3	0.551	-10	43	-23	66	194	168	0.105

The nugget and sill of the first structure are responsible for most of the variance in the correlograms.  Ranges are usually shorter than 50m.  The La Prieta Footwall and Hangingwall domains were modeled together due to the small amount of data available.

16.1.5              Block Model Estimation Methodology Palmarejo

Block Model Geometry

A block model framework was used to cover the area modeled for the solids with extra room to include a pit.  The block model is of a percent type, i.e. the proportions and respective grades of each domain are stored in each block.  The block model is rotated 450 counter-clockwise.

Table 16.1.5.1 shows the block model geometry.  Four main folders to represent the mineralized domains: Vein, HW, FW and Host and additionally defined folders for “air” and “void” percentages were created.

Table 16.1.5.1:  Block Model Geometry

Axis	Origin*	Block Size (m)	Model Extent (m)	No. Blocks
X	756,650	5	1,375	275
Y	3,030,700	5	1,660	332
Z	1,255	5	530	106

Block Model Grade Estimation

Although the coefficient of variation (CV) of the composites is high for most of the domains (See Table 16.1.4.3), Coeur used the Ordinary Kriging model to estimate grades into the block model from capped composites.  The QP’s of the Coeur Technical Report recommend evaluating the use of Multiple Indicator Kriging (MIK) for future grade estimation work to properly deal with the high variability of grades inside the domains.  Composites flagged as falling inside voids were discarded for the estimation.

Because the orientation of the veins is variable, the model set-up defined four different search domains to enable the use of search ellipses with different orientations.  Figure 16-3 shows a plan view of the search domains with drillholes and a slice of the La Prieta and La Blanca veins.

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Block selection for each search domain is completed during the process of grade estimation, and a corresponding search ellipse is then applied according to the kriging profile defined for each quadrant.

The search domains were created geometrically to better fit the search ellipsoids to the changes of the geological solid orientations.  Four search domains, NE, NW, SW and SE were defined and applied to the estimation profiles and limited according to the rows and columns of the block model.  Soft boundaries were used between the search domains within the same geological domain.

Coeur implemented three estimation passes that used incremental search ellipse radii for gold and silver in each geological domain and each search domain, except for the Host domain where only two estimation passes and only one search ellipse orientation were used.  A total of 76 kriging profiles were used by Coeur for the final 2008 Resource block model estimation.

The advantage of using different passes is that different restrictions may be applied to each of the passes, such as minimum number of composites to estimate a block, or maximum number of composites from a certain drillhole.

Despite the short composite length (1.65m on average), only two composites per hole were allowed during the first and second estimation passes (the maximum number of composites per hole was not controlled in the third pass).  This restriction was defined based upon the visual inspection of downhole grade continuity: In general, composites within similar grade ranges appear to be grouped in intervals no longer than 4m.  The expected result, in conjunction with thin search ellipses, is to force the use of more than one hole along the main mineralization orientation, which emphasizes grade continuity where it exists.  The complete set of estimation parameters is shown in Table 16.1.5.2.

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Table 16.1.5.2:  Grade Estimation Parameters

				Search (m)			Rotation (Left Hand Rule)			Composites			Octants
Metal	Unit	Search Domain	Pass	X	Y	Z	Z	Y	Z	Min	Max	Max/ Hole	Min	Max Comp/Oct
Ag	La Blanca	SE	1	60	40	5	15	-50	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
		SW	1	60	40	5	-14	-45	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
	La Prieta	NE	1	60	40	5	0	-40	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
		NW	1	60	40	5	35	-55	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
	Host	All	1	20	20	5	0	-40	0	3	18	2	NA	NA
			2	30	30	5				2	18	NA	NA	NA

Au	La Blanca	SE	1	60	40	5	15	-50	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
		SW	1	60	40	5	-14	-45	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
	La Prieta	NE	1	60	40	5	0	-40	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
		NW	1	60	40	5	35	-55	0	5	12	2	2	3
			2	90	60	7.5				3	12	2
			3	180	120	25				2	12	NA	NA	NA
	Host	All	1	20	20	5	0	-40	0	3	18	2	2	3
			2	30	30	5				2	18	NA	NA	NA

16.1.6              Block Model Validation

Coeur and AMEC used several validation methods to evaluate the quality of the grade estimation.

Visual Validation

A visual inspection of the block model in section and plan view was the first validation method used.  Figure 16-4 shows an example of a section through the La Blanca vein with blocks and composites colored by silver grade, and Figure 16-5 shows the same section colored by gold grade.  Higher grades are plotted in magenta and lower grades in blue.  The block grade estimates honor the composites and the anisotropy observed in the deposit.  There were no observable high-grade over-projections, except in a few blocks at the lower extensions of the veins, and from the third kriging pass; however, this pass is used to define candidates to Inferred Resources only.

Nearest Neighbor Model

A Nearest Neighbor (NN) model was used to verify that the kriged model is unbiased.  The same composites and the last pass search ellipse from each domain were used to guarantee that the

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same blocks were estimated.  Table 16.1.6.1 compares the statistics of the Nearest Neighbor (NN) and the Kriged models.  The statistics are weighted by the percentage of the block inside the domain solids.  All blocks with grade are included.

Table 16.1.6.1: Gold and Silver Statistics for the NN and Kriged Models

		Block Model NN		Blocked Model Kriging		Difference
		Capped (Percent		Capped (Percent		Kriging/NN (Percent
		Weighted) (g/t)		Weighted) (g/t)		Weighted) (g/t)
Domain	Statistics	Au	Ag	Au	Ag	Au	Ag
La Prieta Vein	No. Blocks	36,913	36,913	36,913	36,913	0%	0%
	Max	10.30	1,150	5.81	637	-44%	-45%
	Mean	0.75	97	0 77	99	3%	3%
	CV	1.76	1.67	0.91	0.91	-48%	-46%

La Prieta HW	No. Block	2,545	2,545	2,545	2,545	0%	0%
	Max	3.42	340	2.45	184	-28%	-46%
	Mean	0.33	34	0.36	36	9%	6%
	CV	1.81	1.76	1,23	1.18	-32%	-33%

La Prieta FW	No. Blocks	7,077	7,077	7,077	7,077	0%	0%
	Max	9.00	720	5.21	348	-42%	-52%
	Mean	0.47	35	0.54	43	15%	21%
	CV	2.34	2.58	1.32	1.44	-44%	-44%

La Blanca Vein	No. Blocks	47,161	47,161	47,161	47,161	0%	0%
	Max	69.62	4,250	40.86	2,233	-41%	-47%
	Mean	2.86	217	2.82	218	-1%	0%
	CV	2.67	2.22	1.51	1.24	-43%	-44%

La Blanca HW	No. Blocks	9.447	9,447	9,430	9,447	0%	0%
	Max	32.72	1,554	22.20	942	-32%	-39%
	Moan	1.79	90	1.83	92	2%	2%
	CV	2.39	2.08	1.42	1.05	-41%	-50%

La Blanca FW	No. Blocks	7,745	7,745	7,745	7,745	0%	0%
	Max	8.50	881	5.86	593	-31%	-33%
	Mean	0.62	55	0.59	53	-5%	-4%
	CV	2.06	2.48	1.01	1.31	-51%	-47%

Host	No. Blocks	764,297	764,297	764,297	764,297	0%	0%
	Max	10.50	675	10.50	675	0%	0%
	Mean	0.08	6	0.08	6	0%	0%
	CV	4.97	4.65	3.33	3.35	-33%	-31%

The average difference for all domains is 3% for gold and 4% for silver between the NN and Kriging estimates.  This overall difference is considered acceptable but the kriged values for the La Prieta hanging wall and footwall are 9% and 15% higher than the NN for gold and 6% and 21% for silver, respectively.  AMEC attributes these higher differences for these domains to their limited spatial distribution and very low number of composites (78 for HW and 258 for FW).

16.1.7              Resource Classification

Coeur defined a set of Resource classification parameters based on geological and grade continuity.  These parameters are shown in Table 16.1.7.1.

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Table 16.1.7.1:  Resource Classification Parameters

Resource Category	Search Pass	Distance to Closest Sample (Au)
Measured	1	<15m
Measured	2	<15m
Indicated	1	<45m Vein Only
Indicated	2	<45m Vein Only
Indicated	1	<35m Host Only
Indicated	2	<35m Host Only
Inferred	1	>45m Vein Only
Inferred	1	>35m Host Only
Inferred	2	>45m Vein Only
Inferred	2	>35m Host Only
Inferred	3	All Inferred

Because of the uncertainty in the interpretation of some portions of the voids model, the voids solid model was separated into three categories:

•                  Low Confidence;

•                  Medium Confidence; and

•                  High Confidence.

Blocks were then downgraded to the Inferred category using the following rule:

•                  If the block has more than 25% of low confidence voids, or

•                  If the block has more than 75% of medium confidence voids.

Table 16.1.7.2 shows the specific gravity values by lithological unit applied for calculating tonnage in the Resource tabulation.  These data are extracted from MDA (Gustin and Prenn, 2007).

Table 16.1.7.2:  Density Averages

Unit	Average Specific Gravity (g/cm”)
Tfbr	2.45
Ktal	2.63
Ktam	2.68
Ktap	2.59
Ktapp	2.69
Ktat	2.59
Ktrt	2.50
La Prieta-La Blanca veins	2.56

16.2                        Mineral Resource Estimation Methodology Guadalupe Deposit

16.2.1              Data

A model was created for estimating the silver and gold Resources at Guadalupe from data generated by Coeur through December 31, 2009, including geologic mapping and RC and core drilling results.  Aerial photography was used to create a topographic model with two-meter

16-15

contours.  These data were incorporated into a digital database, and all subsequent modeling of the Guadalupe Mineral Resource was performed using GEMCOM Gems™ mining software.

16.2.2              Density

Density values for the Guadalupe project were obtained by both Planet Gold and Coeur personnel over a period of several years using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized geologic units.

In Table 16.2.2.1, density values by rock type and the corresponding number of measurements is listed.  Even though different rock types are listed for the main ore vein/breccia zones, which host the gold and silver mineralization, these units are complexly intermixed with each other and cannot separated out in a practical mining or modeling scenario so weighted averages are used for the densities.

Table 16.2.2.1:  Guadalupe Specific-Gravity Statistics: Mineralized Core Samples

Rock type	Density	# Samples	Original Rock codes
Coeur and Bolnisi Density Data Combined
Main Ore vein/Breccia zones	2.54	269
Stockwork zones	2.54	41
Density Measurements by Coeur Staff (holes 277-313)
Main Ore vein/Breccia Zones
carbonate breccia vein	2.55	8	vn, carb, bx
carbonate vein	2.60	12	vn, carb
carbonate/quartz vein	2.57	7	vn, carb, qtz, +/-bx
quartz vein	2.59	16	vn,qtz
breccia vein	2.55	38	vn, bx
qtz vein	2.63	2	qtz
carbonate breccia	2.43	2	bx, carb
breccia	2.63	2	bx
breccia of vein + rhyolite	2.52	2	vn, bx, rhy
Arithmetic average	2.56	89
Weighted average	2.57
Stockwork Zones
andesite porphyry w/ stwk vns	2.52	16	Ktap, stwk
rhyolite w/ qtz stockwork	2.54	12	Rhy, qtz stwk
laminated vfg volcaniclastic w/ stwk vns	2.60	7	Ktal, stwk
find grained volcaniclastic w/stwk vns	2.50	6	stwk, qtz, Ktat
Arithmetic average	2.54	41
Weighted average	2.54
Lithological Units
fine grained volcaniclastic	2.51	7	Ktat
rhyolite	2.61	3	Rhy
andesite porphyry	2.65	3	Ktap
fault zone	2.37	2	Flt
Density Measurements by Bolnisi Staff (holes 1-196)
Main Ore vein/Breccia zones
qtz veins and breccias	2.5 3	180	QVBX, HMBX, BX, VN

During 2009, Coeur has established a new protocol for density measurements that includes measurements on the stockwork zones, which are modeled separately.  To date density information shows the stockwork zone to be similar to the vein/breccia zones.  These zones are

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modeled separately but do have the same bulk density.  The density assigned to the year-end 2009 Guadalupe model was 2.54g/cm3.

16.2.3              Deposit Geology Pertinent to Resource Modeling

The primary control of the silver and gold at Guadalupe is the northwest-striking quartz-vein structure, which dips to the northeast at approximately 50°.  The structural zone that hosts the mineralization is exposed at the surface as either a distinct quartz vein breccia unit or as an intensely clay altered zone.

Near surface, the structure is usually less than 10m wide but as it continues down dip the structure widens out into a 10 to +50m wide zone of a multiphase quartz-carbonate breccia and adjacent stockwork zones.  The main high-grade mineralization is within the massive multiphase quartz-carbonate vein breccias that are interpreted as the main epithermal fluid conduits.  These main structures are sub-parallel along dip and form typical sygmoidal loops and extensional veins into the footwall and hanging wall.  Between the main structures are blocks of wall rock, from small to vary large, that have been variable fractured and now host quartz-carbonate stockworks.  Depending on the frequency of the stockwork veins and veinlets these zones can be of ore grade.

The massive quartz-carbonate vein breccias were modeled as continuous veins following typical geologic geometries found in extensional systems and the stockwork zones were modeled as an adjacent zones or envelopes of variable mineralization.  The model was developed on paper sections with the use of core photos, drill logs and physical inspection of the core and then transferred into GEMCOM Gems™ by constructing polylines on screen and then a set of final 3D solids were constructed.  Quartz-vein stockwork mineralization occurs in the walls of the structure.  The drill data demonstrate there is silver-gold zonation, whereby silver:gold ratios decrease with depth.

Determination of Geologic Domains

Guadalupe grade modeling was performed in a similar manner as Palmarejo, in that vertical section interpretations were used to create domain solids in Gems™ for coding the block models directly; no plan interpretations were completed.  Silver and gold were modeled and estimated independently.  Gold-equivalent grades were used to provide additional grade constraints on the geologic interpretation with respect to silver and gold grades due to zonation issues, but not used in the estimation.  Domaining was important at Guadalupe in that it provided encapsulation of the data for the following tasks and validation:

•                  Optimal Composite length determination from raw data;

•                  Domain Codes in Gems must match those in Acquire — Data verification;

•                  Capping — minimize mixed domain populations so that statistics and related interpolations will have properly constrained outliers;

•                  Polymetallic relationships (evaluate the use of Multivariate Analysis);

•                  Continuity Analysis and Variography;

•                  Domains act as the interpolation envelope; and

16-17

•                  Domain to interpolation parameters must be of high quality or the resource estimate will fail validation tests and produce poor resultant Mineral Resources & Reserves.

Silver and Gold Domaining

Vertical sections oriented at 045° azimuth were plotted on intervals 5m across the Guadalupe deposit; the section locations were chosen to best fit the drill data and minimize projection issues.  The topographic profile and drill-hole traces were placed on the sections, with silver and gold assays colored by the grade population ranges, as well as lithologic codes.  These vertical sections were then plotted for hardcopy interpretation of the Guadalupe mineralized structures by Coeur NA Exploration.  This interpretation process also utilized core photos, drill logs, and physical inspection of core.

Once the hardcopy interpretations were completed the individual vertical sections were used by Coeur Technical Services to create wireframes (domain solids) in Gems™ using 3D rings and tie lines snapped to assay vertices.  The Master 1 domain 3D rings shown in Figure 16-6 reflect the section interpretation density (5m) used in solid construction.  Two sets of 3D rings were not used in the solid construction, but this method is recommended for the next modeling effort in 2010.

Once the domain solids were completed and validated they were used to back-code the raw assay table.  This back-coding allowed the raw assays for each domain to be extracted for descriptive statistics and metal to assay length correlation analysis.  The domain codes assigned to each geologic domain is shown in Table 16.2.3.1.

Table 16.2.3.1:  Guadalupe Domain Codes

Domain	Code	Definition
M1QVBX	100	Master 1 QVBX
M2QVBX	101	Master 2 QVBX
LAQVBX	102	Las Animas QVBX
MSTKWK	200	Master Stockwork
LASTKWK	201	Las Animas Stockwork
FWQVBX	300	Foot Wall QVBX
HWQVBX	301	Hanging Wall QVBX
HOST	10	Waste Material
AIR	0	Above Topography

The QVBX (Quartz Vein Breccia) is contained in the Master 1, 2 and Las Animas Vein domain solids and restricted to areas with the highest-grade mineralization (in-situ vein) with respect to geology.  Additional domains are the FW, HW and Stockwork which are potentially mineable zones that may manifest into larger mineralized envelopes with additional drilling.

The Stockwork domain contains lower grade material for use as a dilution solid for Reserve development.  The solids for the Stockwork were not created in Gemcom, but instead constructed in Leap Frog which is a modeling software frequently used by Coeur Technical Services to create complex solids in a timely manner.  These Stockwork solids were produced in Leap Frog by applying anisotropic interpolations of indicators based on coded drillhole data (i.e. the domains were given a 1 or 0).  The resultant solids were good representations of the Stockwork zones surrounding the main QVBX ore bodies and took a fraction of the time it would have using normal methods.  Figure 16-7 shows the resultant Stockwork solid and how it

16-18

is less rigid than the manually constructed QVBX solids.  Once the Stockwork solids were complete in Leap Frog they were exported as TRI files and imported into Gemcom for validation and use in the year-end 2009 Mineral Resource interpolation process.

16.2.4              Exploratory Data Analysis (EDA)

The silver and gold raw grade distributions from all drillhole assays within geologic domain wireframes were used to determine grade to length correlations and define optimal composite lengths.  Drillhole assays were back-coded according to mineral-domain envelopes in an effort to ensure data isolation.  Descriptive statistics for raw assay population distribution of the silver and gold assays within each of the mineral domains were examined to define grade trends, sample length to metal bias, and optimize compositing length.  Table 16.2.4.1 shows the raw sample length statistics for each domain.  Figure 16-8 shows a box whisker plot related to the sample length statistics.  Although the weighted global composite length for the all domains combined is .89m (Domain 10 was not used as it is waste), the optimal composite length based on the domain with the majority of the metal was chosen to be .75m (QVBX Domain Code 100,101,102).  As stated earlier, there are a number of raw composites greater than .75m that are critical in the interpolation process.  In an effort not to avoid the decompositing of this drill data a composite length of 1.50m (approximately twice the optimal length) was used in the YE 2009 Mineral Resource model.

16-19

Table 16.2.4.1:  Raw Assay Length Statistics by Domain - Used for Optimizing Composite Length

Guadalupe Length Statistics	Domain 10	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	14146	2588	656	1110	6518	1778	87	59
Minimum	0.12	0.12	0.25	0.1	0.12	0.12	0.12	0.3
Maximum	54.7	3.25	3.05	3	3.5	3.6	1.9	1.7
Mean	1.19	0.76	0.82	0.75	0.99	0.87	0.74	0.75
Standard deviation	0.58	0.40	0.37	0.41	0.37	0.40	0.44	0.31
CV	0.49	0.52	0.45	0.55	0.38	0.47	0.59	0.41
Variance	0.34	0.16	0.14	0.17	0.14	0.16	0.19	0.09
Skewness	56.75	1.54	1.18	1.51	0.52	0.92	1.16	0.67
Log samples	14,146.00	2,588.00	656.00	1,110.00	6,518.00	1,778.00	87.00	59.00
Log mean	0.13	-0.39	-0.29	-0.41	-0.09	-0.25	-0.45	-0.36
Log variance	0.11	0.20	0.18	0.23	0.17	0.23	0.30	0.16
Geometric Mean	1.13	0.68	0.75	0.66	0.92	0.78	0.64	0.70
10%	1	0.5	0.5	0.5	0.5	0.5	0.4	0.5
20%	1	0.5	0.5	0.5	0.5	0.5	0.5	0.5
30%	1	0.5	0.5	0.5	1	0.5	0.5	0.5
40%	1	0.5	0.5	0.5	1	0.5	0.5	0.5
50%	1	0.5	0.8	0.5	1	1	0.5	0.5
60%	1.5	0.55	1	0.5	1	1	0.5	1
70%	1.52	1	1	0.9	1	1	0.8	1
80%	1.52	1	1	1	1.5	1	1.25	1
90%	1.53	1.52	1.4	1.52	1.52	1.52	1.52	1.05
95%	1.53	1.53	1.52	1.53	1.53	1.53	1.55	1.3
97.50%	1.53	1.53	1.53	1.53	1.53	1.6	1.6	1.3
99%	2	1.6	2	1.8	1.8	2	1.9	1.7

Rock Type	Code
QVBX -M1, M2, LA Structures	100,101,102
Stock Work-Dilution Envelopes	200,201
Footwall	301
Hanging Wall	300
Host (Waste)	10

Correlation analysis between the raw assay sample length vs. silver and gold in the Master 1 vein was carried out.  There was no correlation found between sample length and metal.  It should also be noted that there was only a moderate correlation between silver and gold (R=0.411).  This lack of a strong Ag to Au correlation is thought to be due to a vertical metal zonation within the Guadalupe system.

Figures 16-9 (2D) and 16-10 (3D) show cross section (section Row_222) views of the back-coded drillhole assays from solids and the mineral domains with codes.  These figures are shown to demonstrate that all domain data is encapsulated in the appropriate solids and no multi-modal relationships were observed in the associated frequency distributions.

Tables 16.2.4.2 and 16.2.4.3 show the raw assay descriptive statistics for gold and silver.  There is a high coefficient of variation (CV) for Au and Ag in all the domains which is typical of precious metals deposits.

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Table 16.2.4.2:  Raw Assay Statistics for Gold by Domain YE 2009

Guadalupe Au Statistics	Domain 10	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	14,122	2,586	656	1,110	6,501	1,774	87	59
Minimum	0.001	0.006	0.025	0.025	0.002	0.025	0.025	0.025
Maximum	33.2	315	101	300	167.5	20.5	32.4	15.4
Mean	0.07	2.10	2.88	2.21	0.31	0.18	1.96	1.48
Standard deviation	0.52	10.51	6.46	10.88	2.20	0.71	4.40	2.28
CV	7.01	5.00	2.25	4.93	7.14	3.92	2.25	1.54
Variance	0.27	110.39	41.78	118.37	4.85	0.51	19.32	5.20
Skewness	34.64	21.23	8.85	21.14	67.99	17.45	4.61	4.43
Log samples	14,122	2,586	656	1,110	6,501	1,774	87	59
Log mean	-3.46	-0.46	0.21	-0.54	-2.29	-2.83	-1.09	-0.37
Log variance	0.56	2.32	1.85	2.73	1.87	1.48	4.21	2.02
Geometric mean	0.03	0.63	1.23	0.58	0.10	0.06	0.34	0.69
10%	0.025	0.07	0.23	0.025	0.025	0.025	0.025	0.07
20%	0.025	0.23	0.44	0.17	0.025	0.025	0.025	0.28
30%	0.025	0.36	0.75	0.3	0.025	0.025	0.1	0.55
40%	0.025	0.52	1.08	0.46	0.042	0.025	0.17	0.66
50%	0.025	0.72	1.39	0.67	0.1	0.025	0.37	0.91
60%	0.025	0.98	1.8	0.99	0.16	0.025	0.63	1.15
70%	0.025	1.38	2.55	1.51	0.23	0.1	1.45	1.41
80%	0.025	2.02	3.64	2.28	0.35	0.18	2.49	1.94
90%	0.07	3.56	6.06	4.31	0.62	0.36	5.54	2.79
95%	0.18	5.98	8.27	7.24	1.1	0.6	10.6	5.75
97.50%	0.35	10.5	11.9	10.25	1.73	1.24	12.25	6.73
99%	0.82	19.05	31.8	19.15	3.02	1.98	32.4	15.4

Rock Type	Code
QVBX -M1, M2, LA Structures	100,101,102
Stock Work-Dilution Envelopes	200,201
Footwall	301
Hanging Wall	300
Host (Waste)	10

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Table 16.2.4.3:  Raw Assay Statistics for Silver by Domain YE 2009

Guadalupe Au Statistics	Domain 10	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	14,122	2,586	656	1,110	6501	1,774	87	59
Minimum	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Maximum	3,500	4,420	5,590	5,050	2,390	1,295	747	504
Mean	6.39	146.95	149.20	136.27	28.53	21.38	124.10	85.86
Standard deviation	42.56	248.52	342.58	248.32	73.51	52.73	164.38	94.82
CV	6.67	1.69	2.30	1.82	2.58	2.47	1.32	1.10
Variance	1,811.41	61,761.00	117,358.00	61,664.50	5,404.24	2,780.10	27,019.10	8,991.13
Skewness	49.10	7.19	9.71	11.25	11.85	12.88	1.92	2.51
Log samples	14,122.00	2,586.00	656.00	1,110.00	6,501.00	1,774.00	87.00	59.00
Log mean	1.19	4.25	4.16	4.20	2.38	2.24	3.82	3.80
Log variance	0.47	1.74	1.70	1.69	1.64	1.40	2.71	1.87
Geometric mean	3.27	70.01	64.35	66.77	10.84	9.40	45.40	44.68
10%	2.5	12	12	12	2.5	2.5	2.5	2.5
20%	2.5	27	23	25	2.5	2.5	10	14
30%	2.5	43	37	39	2.5	2.5	24	34
40%	2.5	61	50	60	7	6	31	44
50%	2.5	81	66	76	10	9	53	66
60%	2.5	104	91	104	15	13	95	77
70%	2.5	140	127	140	22	19	118	98
80%	2.5	202	192	192	32	28	217	127
90%	8	323	309	300	58	45	392	209
95%	14	482	488	411	107	70	479	246
97.50%	26	698	809	556	181	115	611	431
99%	65	1080	1335	961	326	213	747	504

Rock Type	Code
QVBX -M1, M2, LA Structures	100,101,102
Stock Work-Dilution Envelopes	200,201
Footwall	301
Hanging Wall	300
Host (Waste)	10

Compositing

In the previous 2007 Mineral Resource estimate MDA used capped drillhole assays composited down-hole at 1.52m intervals to avoid de-compositing the RC samples.  Since that estimation Coeur has added 205 drillholes and implemented more detailed sampling utilizing shorter geologic breaks.  A statistical review of the raw assay data outlined in the previous section revealed that a.75m composite length would be optimal.  As a result, a 1.50m composite length was used for the year-end 2009 Mineral Resource model in an effort to avoid decompositing raw assays and at the same time preserve the optimal composite length based on the Master 1 & 2 QVBX domains.

Due to the sharp contacts typical of the vein mineralization, only assays back-coded from domain solids were used to create composites for that domain.  Tables 16.2.4.4 and 16.2.4.5 show summary statistics of the gold and silver composites at a 1.50m down-hole length controlled by domain back-coding.  The “Create Last Interval” GEMCOM™ function was used in the compositing process at 1.50m to minimize any sample support issues during variography.  There were a small amount of residual composites near domain solid margins and they were

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removed prior to variography to further minimize support problems, but retained for the final interpolation process.

Composite Capping

The 1.50m composites for gold and silver were capped using disintegration analysis, log probability, mean variance, and histogram plots.  The capping statistics shown in Table 16.2.4.4 are for all of the Guadalupe domains with respect to Ag and Au resulting from the capping analysis.  The full statistical output for the uncapped and capped 1.50m composites are also shown in Tables 16.2.4.5 through 16.2.4.8.

Table 16.2.4.4:  Cap Statistics for Silver & Gold Composites (1.50m)

Solid Name	Code	Ag Cap	# Capped	Au Cap	# Capped	Comments
Air	0	NA	NA	NA	NA	Air
Host	10	NA	NA	NA	NA	Waste
M1QVBX	100	1193.54	7	13.89	21	Master1 Quartz Vein Breccia
M2QBVX	101	894.97	4	8.89	10	Master2 Quartz Vein Breccia
LAQVBX	102	719.18	5	10.44	9	Las Animas Quartz Vein Breccia
MSTKWK	200	579.22	4	5.53	7	Master 1 & 2 Stockwork
LASTKWK	201	157.28	13	2.97	7	Las Animas Stockwork
MHQVBX	300	427.38	2	4.9	2	Master Hanging Wall
MFQVBX	301	NA	NA	NA	NA	Master Foot Wall

Table 16.2.4.5: Descriptive Statistics for Uncapped Gold Composites (1.50m)

All Domains Uncapped Au	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	1421	384	608	4536	1113	52	32
Minimum	0.01	0.03	0.02	0.01	0.01	0.02	0.03
Maximum	121.29	51.18	241.95	57.19	11.22	13.01	6.73
Mean	1.87	2.38	2.01	0.28	0.17	1.25	1.61
Standard deviation	5.77	4.10	10.24	1.10	0.53	2.60	1.72
CV	3.09	1.72	5.10	3.88	3.20	2.09	1.06
Variance	33.25	16.79	104.83	1.22	0.28	6.75	2.94
Skewness	11.85	7.34	21.49	36.83	12.73	3.33	1.77
Log samples	1421	384	608	4536	1113	52	32
Log mean	-0.37	0.19	-0.42	-2.16	-2.72	-1.53	-0.17
Log variance	1.92	1.55	2.22	1.61	1.26	3.79	1.96
Geometric mean	0.69	1.21	0.66	0.12	0.07	0.22	0.84
10%	0.13	0.26	0.07	0.03	0.02	0.03	0.07
20%	0.28	0.49	0.24	0.03	0.03	0.03	0.37
30%	0.4	0.75	0.36	0.03	0.03	0.03	0.6
40%	0.55	1.06	0.52	0.07	0.03	0.07	0.69
50%	0.73	1.42	0.72	0.12	0.03	0.18	1.3
60%	1	1.79	1.09	0.17	0.06	0.31	1.34
70%	1.39	2.31	1.55	0.24	0.11	0.81	1.65
80%	1.92	3.08	2.31	0.35	0.18	1.46	2.2
90%	3.22	5.09	3.64	0.61	0.35	3.84	3.54
95%	5.52	7.03	5.77	0.97	0.53	4.79	6.06
97.50%	10.55	9.63	8.12	1.49	0.95	11.71	6.73
99%	21.68	21.09	11.02	2.37	1.5	13.01	6.73

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Table 16.2.4.6:  Descriptive Statistics for Capped Gold Composites (1.50m)

All Domains Capped Au	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	1400	374	599	4529	1106	50	32
Minimum	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Maximum	13.89	8.89	10.44	5.53	2.97	4.9	6.73
Mean	1.32	1.89	1.36	0.26	0.13	0.80	1.61
Standard deviation	1.83	1.79	1.68	0.42	0.23	1.33	1.72
CV	1.38	0.95	1.24	1.66	1.76	1.66	1.06
Variance	3.33	3.22	2.84	0.18	0.05	1.77	2.94
Skewness	3.44	1.60	2.39	4.51	4.83	1.92	1.77
Log samples	1400	374	599	4529	1106	50	32
Log mean	-0.43	0.12	-0.47	-2.17	-2.74	-1.69	-0.17
Log variance	1.72	1.39	2.04	1.57	1.15	3.26	1.96
Geometric mean	0.65	1.13	0.62	0.11	0.06	0.19	0.84
10%	0.12	0.24	0.07	0.03	0.02	0.03	0.07
20%	0.27	0.48	0.23	0.03	0.03	0.03	0.37
30%	0.4	0.74	0.35	0.03	0.03	0.03	0.6
40%	0.55	1.04	0.49	0.07	0.03	0.07	0.69
50%	0.72	1.38	0.7	0.12	0.03	0.17	1.3
60%	0.97	1.73	1.08	0.17	0.06	0.29	1.34
70%	1.34	2.16	1.5	0.24	0.11	0.61	1.65
80%	1.85	2.95	2.17	0.34	0.18	1.36	2.2
90%	3.03	4.41	3.32	0.61	0.35	3.44	3.54
95%	4.66	6.07	4.87	0.95	0.48	4.35	6.06
97.50%	7.09	7.03	6.17	1.47	0.86	4.49	6.73
99%	10.66	8.12	9.08	2.19	1.2	4.79	6.73
Change to Key Stats Au
Samples Capped	21	10	9	7	7	2	0
Mean (Uncap-Cap)	0.55	0.49	0.65	0.03	0.03	0.44	0.00
CV (Uncap-Cap)	1.71	0.78	3.86	2.22	1.44	0.43	0.00

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Table 16.2.4.7:  Descriptive Statistics for Uncapped Silver Composites (1.50m)

All Domains Capped Au	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	1,372	374	594	3,328	778	41	29
Minimum	5	5	5	5	5	5	6
Maximum	3,569.89	2,466.29	1,885	852.77	719.84	553.73	503.82
Mean	143.89	128.81	131.43	34.21	27.75	120.03	103.68
Standard deviation	204.91	199.97	162.54	55.58	48.54	135.58	97.71
CV	1.42	1.55	1.24	1.62	1.75	1.13	0.94
Variance	41,986.60	39,987.70	26,418.40	3,088.90	2,355.67	18,382.70	9,548.20
Skewness	6.74	6.14	5.27	6.07	8.56	1.53	2.63
Log samples	1372	374	594	3328	778	41	29
Log mean	4.46	4.26	4.39	3.01	2.87	4.10	4.28
Log variance	1.03	1.17	1.05	0.83	0.69	1.62	0.85
Geometric mean	86.23	71.01	80.61	20.30	17.70	60.35	71.94
10%	22.33	16.68	19.66	6.67	6.48	17.77	22.16
20%	38.02	28.99	34.12	9	8	20.66	31.63
30%	54.02	41.3	49.65	11.6	10.07	25	41.32
40%	69.6	55.44	65.65	14.38	13	33.17	70
50%	92	72	88.02	18	16.3	63.06	72.07
60%	115.23	88.74	113.48	22.66	20.98	86.51	110.12
70%	144.91	121.87	145.12	29.33	26.2	148.02	127
80%	195.05	177.19	194.45	42.15	35	257.53	134.09
90%	289.56	285.73	283.66	71.62	52.56	305.13	210.43
95%	423.72	378.89	358.24	112.71	70.69	341	233.38
97.50%	614.25	578.46	503.84	165.4	123.53	472.99	503.82
99%	984.43	909.36	711.54	296.31	202.81	553.73	503.82

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Table 16.2.4.8:  Descriptive Statistics for Capped Silver Composites (1.50m)

All Domains Capped Au	Domain 100	Domain 101	Domain 102	Domain 200	Domain 201	Domain 300	Domain 301
Samples	1,365	370	589	3,324	765	39	29
Minimum	5	5.29	5	5	5	5.65	6
Maximum	1,101.98	813.12	711.54	574.55	153.27	341	503.82
Mean	134.28	114.32	121.43	33.37	22.91	99.86	103.68
Standard deviation	147.46	128.90	113.42	49.84	20.84	103.46	97.71
CV	1.10	1.13	0.93	1.49	0.91	1.04	0.94
Variance	21,744.30	16,616.20	12,864.10	2,484.35	434.12	10,704.40	9,548.20
Skewness	2.96	2.57	1.84	4.85	2.53	1.10	2.63
Log samples	1365	370	589	3324	765	39	29
Log mean	4.44	4.23	4.37	3.01	2.83	3.99	4.28
Log variance	0.99	1.09	1.00	0.82	0.57	1.45	0.85
Geometric mean	84.87	68.78	78.77	20.21	16.90	54.09	71.94
10%	22.33	16.68	19	6.67	6.33	9.32	22.16
20%	38	28.99	33.34	9	8	18.33	31.63
30%	54	41.04	48.96	11.57	10	24	41.32
40%	69.01	55.02	64.24	14.35	12.66	32.17	70
50%	91.5	70.02	87.72	17.99	16.01	59.66	72.07
60%	114.46	88	112	22.65	20.41	72.53	110.12
70%	143.98	120.05	143.35	29.22	25.48	147.36	127
80%	191.93	164.84	192.96	42.01	34	216.38	134.09
90%	283.92	272.62	273.16	71	49.99	290.95	210.43
95%	404.62	341.02	346.96	111.38	62.93	308.91	233.38
97.50%	556.73	528.52	462.69	161	77	341	503.82
99%	803.67	731.14	539.17	285.87	105.41	341	503.82
Change to Key Stats Au
Samples Capped	7	4	5	4	13	2	0
Mean (Uncap-Cap)	9.62	14.49	10.00	0.84	4.84	20.17	0.00
CV (Uncap-Cap)	0.33	0.42	0.30	0.13	0.84	0.09	0.00

The capping analysis combined a disintegration (% step function) on ordered (ranked) composite data and statistical graphics from Snowden Supervisor software.  Disintegration analysis uses a 15% step function to denote the changes or discontinuity in an ordered dataset.  It is used here in conjunction with probability, mean variance, and histogram plots from Snowden’s Supervisor software to determine the optimal capping grade for each metal by domain.

Variography

Variography was performed on 1.50m capped composites from each of the mineral domains for use in the interpolation process.  The residual composites less than half the composite length of 1.50m were removed for variography, but retained in the interpolation process.  This removal of residuals was done to provide the maximum sample support during the variographic analysis.  Both 2D and 3D validations of the domain solids for the Master 1 & 2 veins vs. the search ellipse orientations was carried out to ensure that the spatial relationships were correct prior to interpolation (Appendix A).

Down-hole variograms were generated to define the nugget for gold and silver within respective domains.  Variograms were explored and constructed according to the domains primary structural orientations and appropriate lags based on data spacing.  3D spherical models were

16-26

used and fitted with at most three structures and the nugget.  The variogram parameters for the Master 1 & 2 domains are summarized in Table 16.2.4.9.

Table 16.2.4.9:  Search Parameters & Rotations

			Rotation			Ranges
Metal	Domain	Nugget	Z	X	Z	X	Y	Z	Sill
1st Structure
Au	All	0.13	80	50	90	44	42	4.34
Ag	All	0.13	80	50	90	44	42	4.34
2nd Structure
Au	All	0.13	80	50	90	89	51	10.27
Ag	All	0.13	80	50	90	89	51	10.27
3rd Structure
Au	All	0.13	80	50	90	94	74	15.26
Ag	All	0.13	80	50	90	94	74	15.26

16.2.5              Block Model Estimation Methodology Guadalupe

Block Model Geometry

A block model framework was created to cover the modeled area and encapsulate all geologic domains to be used in the Guadalupe year-end 2009 interpolation process.  The block model is a percent type; i.e. the proportions and respective grades (as well as other attributes) of each domain are stored in each block.  The Guadalupe block model geometry was rotated 45° counter-clockwise to orient the blocks relative to the strike of the Guadalupe domains.  Figure 16-11 shows the rotated block model geometry and the Guadalupe solids inside.  The encapsulation of the geologic domains by the block model geometry is very important for full interpolation of all the coded domain data.  .

As noted in previous sections, the Guadalupe variography was completed in Snowden’s Supervisor® software and as a result the 1st rotation around Z would be 125° using a Gems™ ZXZ rotation.  However, the Gems™ ZXZ rotation is independent of block model geometry rotation and because the block model has been rotated 45° a subtraction of 45° was made from the Supervisor 125° 1st rotation direction to give an 80° 1st rotation for input into Gems™ (Appendix A).  This software compatibility correction was checked by Coeur Technical Services in 3D to be sure that the ellipse, vein, and block model geometries were all correct spatially prior to any interpolation (Appendix A).

Table 16.2.5.1 shows the block model geometry and model limits encapsulating the domain solids shown in Figure 16-12.  The domain codes, percent, and density were mapped to the GuadYE09 block model project sub-folders by using geologic solids for interpolation purposes.

Table 16.2.5.1:  Block Model Geometry

Axis	Origin*	Block Size	Model Extent (m)	No. Blocks
X	761,266.92	3	1,302	434
Y	3,026,386.64	3	2,454	818
Z	1,755	3	855	285

The Block Model was rotated 45° in Gemcom

*Origin is defined at the top corner of the block located at the lowest west and south coordinates and highest elevation

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Block Model Grade Estimation

Although the coefficient of variation (CV) for raw assays was high for most of the domains (see Tables 16.2.4.2 and 16.2.4.3), Coeur used Ordinary Kriging to estimate grades into the block model from capped composites which show greatly reduced CV values (see Tables 16.2.4.5 through 16.2.4.8).  As the Guadalupe deposit evolves the QP’s of the Coeur Technical Report recommend evaluating the use of Multiple Indicator Kriging (MIK) for grade estimation to properly deal with the highly variable grades within the primary domains.

The orientations of the Guadalupe veins are variable and unwrinkling of the main domain solids should be evaluated prior to the next Mineral Resource estimate in 2010.  This process would remove artifact interpolation lines in the final model that result from estimation in wrinkled space due to the ellipse vs. vein strike changes.  This method may also provide a valuable tool to see potential ore shoots in unwrinkled space.  One cautionary note with respect to unwrinkled interpolation is that the changes in strike and dip are directly related to mineralization (ore shoot development).  Hence, the unwrinkled interpolation needs to be tempered with geology.

Coeur implemented three estimation passes that used incremental search ellipse radii for gold and silver in each geologic domain controlled by each pass.  A total of 29 kriging profiles were used by Coeur for the final year-end 2009 Mineral Resource estimation.  These profiles also include special model estimations for gold and silver used for model validation purposes.  The advantage of using different passes is that different restrictions may be applied to each pass; i.e. a minimum number of composites to estimate a block, or a maximum number of composites from a certain drillhole (See Appendix A).

Despite the short composite length (1.50m), only two composites per hole were allowed during the first and second estimation passes (the minimum number of composites was not controlled on the third pass).  This restriction was defined based on visual inspection of the downhole grade continuity in conjunction with the use of thin search ellipses in an effort to force the use of more than one hole along the main mineralization orientation.  The full set if estimation parameters derived from variography and related interpolation pass restrictions are shown in Appendix A.

The first-pass search distances take into consideration the variographic parameters and the drillhole spacing analysis in this section.  The major and semi-major axes approximate the average strike and dip orientations, respectively, of the principal vein structures.  The second pass was designed to project grades into areas that were not estimated in the first pass based on restriction criteria.  The third pass was used to fill the domain solids with interpolated blocks for low confidence classification purposes.  Table 16.2.5.2 shows the general interpolation pass restrictions, however, a more detailed table of the rotations and parameters used by domain is located in Appendix A of this document.

Table 16.2.5.2:  Interpolation Restrictions

	# Samples per DDH	# Samples Required		Ranges as Fraction of Total
Item	Max per DDH	Min #	Max#	R1	R2	R3
Pass1	2	5	12	1/2	1/2	1/2
Pass2	2	3	12	2/3	2/3	2/3
Pass3	0	2	12	1	1	1

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16.2.6              Block Model Validation

Coeur performed several forms of block model validation to evaluate the quality of the grade estimation prior to any Reserve work.  The following sections discuss briefly the validation methods used and a more detailed review is available in the Year End 2009 Mineral Resource Report sited and a supplemental document to this Technical Report in the reference section.

Visual Validation

A visual inspection of the block model in plan and vertical section was the first validation method used by Coeur Technical Services.  Figure 16-12 is an example of a vertical section (section Row_222) showing the Master1 vein surrounded by the Stockwork domain with blocks and composites colored by silver grade.  Figure 16-13 shows the same section colored by gold grade.  Higher grades are plotted in magenta, mid-grades are in red, and lower grades in blue.  The block grade estimates honor the composites and the anisotropy observed in the deposit.  There were no observable high-grade over-projections, except in a few blocks at the lower extensions of the veins, and from the third kriging pass; however, this pass was used to define Inferred Resources only.

Classification Scheme

The Mineral Resource classification is tied in part to the interpolation passes discussed in the Block Grade Estimation section.  Figure 16-14 shows the basic flowchart for the passes used in the interpolation related to the classification.  The passes were tied to the special model closest point (close_sample) used in the interpolation.  This provides confidence control from the restrictions used in each pass with a distance to closest sample criteria for final classification.  The use of MIK or Simulation in future models may become valuable when there is more data for Guadalupe and will allow the application of probabilities to the classification scheme.

The pass run results were used in combination with 3D distance maps and grade x true thickness contours.  This method allowed the use of the pass confidence with both distance and geologic continuity assessment.  This type of classification was constructed manually through the use of polylines on long sections delineating areas of continuity based on the three criteria stated above.  In general the average drill spacing used for measured was 20m, 35m for Indicated and the remaining vein was classified as Inferred.  It should be noted that because drilling is not typically at a fix and constant spacing the distance criteria used for Indicated classification, which was done manually based also on geologic and grade x true thickness continuity, had some slight variance beyond 35m.

Following the completion of the silver and gold estimations and classification of blocks, the 3m x 3m x 3m block model (GuadYE09) was passed to Coeur engineers for Reserve definition work.  There was no block optimization with respect to QKNA (Quantitative Kriging Neighborhood Analysis) and the block sizes for the Guadalupe block model were chosen strictly based on mining method.

16.3                        Mineral Resource Estimation Methodology La Patria

16.3.1              Data

Gold and silver mineralization at La Patria was modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006 (See Section 10 of this report), including geologic mapping and RC and core drilling results.  Aerial photography was used to create a

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topographic model with two-meter contours.  These data were incorporated into a digital database, and all subsequent modeling of the La Patria Resource was created using Surpac® mining software.

16.3.2              Material Density

Planet Gold personnel performed dry bulk specific-gravity measurements using standard water-immersion methods on four dried and waxed whole-core samples of mineralized units (Table 16.3.2.1).

Table 16.3.2.1:  La Patria Specific-Gravity Statistics: Mineralized Core Samples

Item	Value
Mean	2.41
Median	2.42
Std Dev	0.08
CV	0.03
Min	2.30
Max	2.50
Count	4

A density of 2.40g/m3 was assigned to the modeled mineralization.  A significant amount of additional specific-gravity measurements is needed for future modeling.

16.3.3              Geological Model

Gold and silver mineralization at La Patria occurs in northwest-trending quartz ± carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias.  These mineralized structures dip 45-50° to the northeast and are accompanied by associated quartz-stockwork zones.  The breccia veins range in thickness from less than a meter up to 15m in true width.  Several hanging-wall splays occur within the upper 100m of the system, and these merge with the principal structure at depth.  Quartz-stockwork zones are typically developed in the hanging-wall blocks, whereas narrow veins are hosted in the footwall block.  La Patria appears to represent a partially preserved epithermal system that is more deeply eroded than Guadalupe.

The La Patria mineralization was modeled on cross sections, which were used to code the block model directly; no plan interpretations were completed.  Gold and silver were modeled and estimated independently.  Gold was modeled first, as it dominates the La Patria mineralization, and silver was then modeled using the gold interpretations as a guide.

Gold-equivalent grades were not modeled or estimated, but were used in the determination of cut-off values for silver and gold Resource reporting.

Gold Model

The gold distribution of all drill-hole assays resulted in the definition of grade populations of 0.15 to 1, 1 to 5, and greater than 5g Au/t. Vertical sections oriented at 065° azimuth were plotted on 40m intervals across the La Patria deposit.  Drill-hole traces and the topographic profile were placed on the sections, with gold assays colored by the grade population ranges defined above, quartz-vein percentages, lithologic codes, and mineralized structure codes plotted along the drill-hole traces.  Slices through the void and mineralized structure solids were also plotted on the sections.

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Mineral domain envelopes were interpreted on the cross sections that roughly correspond to the defined grade populations (Figure 16-15).  The high-grade mineral domain envelopes, assigned a code of 300, follow thin high-grade zones in the central portions of the main mineralized vein structures.  The mid-grade mineral domain envelopes (code 200) usually encompass the domain 300 polygons and define the principal structures more continuously.  The low-grade mineral domains (code 100) define fairly large areas of quartz stockwork mineralization on both the hanging wall and footwall sides of the main structures.

Drill-hole assays were coded by the sectional mineral-domain envelopes.  Descriptive statistics and population distribution plots of the assays within each of the mineral domains were examined to determine high-grade outliers appropriate for assay capping.The sectional mineral domain envelopes were used to code a 5m x 5m x 5m block model rotated 25° to the west.  The block sizes are not meant to imply that the data are sufficient to define the La Patria mineralization to the level of accuracy of a single block.  Rather, the block sizes allow for dilution appropriate for potential open-pit mining.

The sectional mineral domains coded the block model by projecting the envelopes perpendicularly half the distance to the previous and following sections.  The partial percentage of each gold mineral domain within each block was stored, as well as any remaining area outside of the mineral domains.

Silver Model

Silver was modeled independently of the gold, but in an identical manner.  Population distribution plots of silver drill-sample assays show grade populations of 10 to 40, 40 to 90, and greater than 90g Ag/t.  These populations, in combination with sectional grade continuity and geology, were used as guides in the definition of mineral domains 100 (low-grade wall-rock stockwork mineralization), 200 (mid-grade vein zones), and 300 (high-grade vein zones of limited extents), respectively.

The silver mineral domains were interpreted on cross sections, and these envelopes were used to code the block model.  Each block in the model stores the partial percentages of the three mineral domains and unmineralized material.  The capped drill-hole assays were composited down-hole at 1.52m intervals; only assays coded to a mineral domain were used to create composites for that domain.  The drill-data density is inadequate to perform variographical analysis

16.3.4              Exploratory Data Analysis (EDA)

Capping

Composites for gold and silver were capped according to domain.  Tables 16.3.4.1 and 16.3.4.2 show the domain and capping data for gold.  Tables 16.3.4.3 and 16.3.4.4 show the same type of data for silver.

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Table 16.3.4.1:  Gold Domain Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max	Units
Au Domain 100 Assays
Hole ID	60
From	1440					0.00	272.95	meters
To	1440					1.52	274.47	meters
Length	1440	1.52	1.41	0.27		0.35	1.62	meters
Au	1440	0.35	0.45	0.38	0.84	0.00	3.49	g Au/t
Au Cap	1440	0.35	0.45	0.38	0.84	0.00	3.49	g Au/t
Domain	1440					100	100
Au Domain 200 Assays
Hole ID	43
From	252					1.52	239.11	meters
To	252					3.05	240.63	meters
Length	252	1.52	1.40	0.31		0.50	1.53	meters
Au	244	1.47	1.91	1.16	0.61	0.00	6.25	g Au/t
Au Cap	244	1.47	1.90	1.13	0.60	0.00	5.00	g Au/t
Domain	252					200	200
Au Domain 300 Assays
Hole ID	20
From	56					27.43	196.00	meters
To	56					28.95	196.50	meters
Length	56	1.00	1.27	0.41		0.42	1.53	meters
Au	54	8.69	10.46	7.79	0.74	0.32	41.00	g Au/t
Au Cap	54	8.69	9.92	6.06	0.61	0.32	25.00	g Au/t
Domain	56					300	300

Table 16.3.4.2:  Gold Capping Statistics — La Patria

Domain	Cap (g Ag/t)	No. of Samples Capped	Percentage of Capped Samples in Domain
100	—	—	—
200	5	3	1.20%
300	25	4	7.40%

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Table 16.3.4.3:  Silver Domain Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max	Units
Ag Domain 100 Assays
Hole ID	57
From	492					1.52	298.70	meters
To	492					1.52	300.23	meters
Length	492					0.37	1.53	meters
Ag	488					0.0	85.0	g Ag/t
Au Cap	488					0.0	85.0	g Ag/t
Domain	492					100	100
Ag Domain 200 Assays
Hole ID	38
From	125					0.00		meters
To	125					1.52		meters
Length	125					0.35		meters
Ag	119					0.0		g Ag/t
Ag Cap	119					0.0		g Ag/t
Domain	125					200
Ag Domain 300 Assays
Hole ID	24
From	60					3.05	196.00	meters
To	60					4.57	196.50	meters
Length	60					0.42	1.53	meters
Ag	58					0.0	2450.0	g Ag/t
Ag Cap	58					0.0	950.0	g Ag/t
Domain	60					300	300

Table 16.3.4.4:  Silver Capping Statistics — La Patria

Domain	Cap (g Ag/t)	No. of Samples Capped	Percentage of Capped Samples in Domain
100	—	—	—
200	115	2	1.7%
300	950	2	3.4%

Composites

The capped drill-hole assays for La Patria were composited at 1.52m intervals to avoid de-compositing the RC samples.  Due to the sharp contact typical of the vein mineralization, only assays coded to a domain were used to create composites for that domain.  Tables 16.3.4.5 and 16.3.4.6 show the summary statistics of the gold and silver composites.  The drill-data density is inadequate to perform meaningful variographic analysis.

Table 16.3.4.5:  Gold Composite Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max	Units
Hole ID	60
From	1479					0.00	272.94	meters
To	1479					1.52	274.46	meters
Length	1479	1.52	1.51	0.09	0.06	0.40	1.52	meters
Au	1479	0.42	0.91	1.89	2.07	0.00	25.00	g Au/t
Domain	1479					100	300

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Table 16.3.4.6:  Silver Composite Statistics — La Patria

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max	Units
Hole ID	57
From	576					0.00	298.67	meters
To	576					1.52	300.19	meters
Length	576					0.48	1.52	meters
Ag	576					0.0	811.0	g Ag/t
Domain	576					100	300

16.3.5              Block Model Estimation Methodology La Patria

Two inverse-distance-squared passes were used to estimate gold and silver grades into the block model (Table 16.3.5.1).  The estimation passes were performed independently for mineral domains 100, 200, and 300, so that only composites coded to a particular domain were used to estimate grade into blocks that were coded to that domain.  The estimated grades were coupled with the partial percentages of the mineral domains, voids, and unmodeled waste stored in the blocks, in addition to the percentages of the block below surface topography, to enable the calculation of weight-averaged block-diluted gold and silver grades, as well as tonnes, for each block.

Table 16.3.5.1:  Estimation Parameters — La Patria

Parameter	Pass 1	Pass 2
Estimation Method	ID3	ID3
Composites: Min/Max/Max-per- hole	2/10/2002	1/10/2002
Composite Length Weighting	yes	yes
Search Ellipse Orientation: Azimuth / Dip / Tilt	145º/0º/ 50º	145º/0º/ 50º
Search Distances (m): Major /Semi-Major /Minor axes	50 / 50 / 15	150 /150 / 60

The major and semi-major axes of the first pass approximate the average down-dip and strike orientations of the principal vein structure.  Third-power inverse-distance and shorter search-distance interpolations, similar to those used at Guadalupe, resulted in grades that were too close to nearest neighbor modeling due to the low data density.  The second pass filled a minor amount of blocks that were not estimated in the first pass due to the high search distance anisotropy coupled with changes in attitude of the mineralized structures.

Silver grades were interpolated into the block model using the same estimation parameters as gold.  Two inverse-distance-cubed passes were run independently on composites from mineral domains 100, 200, and 300 to interpolate grades into blocks coded to those domains.  The estimated grades were coupled with the partial percentage of the mineral domains, voids, and unmodeled waste stored in the blocks, in addition to the percentage of the block lying below surface topography, to enable the calculation of weighted-average block-diluted silver and gold grades, as well as tonnes, for each block.

16.3.6              Block Model Validation

A nearest-neighbor estimate of the Palmarejo Resources was undertaken as a check on the inverse- distance-cubed model.  The nearest neighbor and inverse distance methods yield similar grades and tonnes at a 0.0 gold-equivalent cut-off grade.  Grade distribution plots of assays and

16-34

composites versus the nearest neighbor and inverse-distance block grades were also evaluated as a check on the estimation.  In addition, the inverse-distance block model grades were compared visually to the drill-hole assay data to assure that reasonable results were obtained.  Figure 16-16 shows a cross section through the La Patria block model, and its relationships with the drill data.

16.3.7              Resource Classification

The La Patria classification is similar to the Palmarejo classification scheme.  Silver and gold Resources are classified on the basis of the estimation pass that interpolated a grade into the blocks, anisotropic distance of the model blocks to the nearest composite, minimum number of composites, and minimum number of drillholes within a specified distance from a block.  These criteria were first applied independently to each of the silver and gold domain grades estimated into each block (the “domain classification”; (Table 16.3.7.1).  As the classification parameters may be different for each mineral domain in a block, the domain classifications of the mineral domain with the highest silver metal content and highest gold metal content were used to assign the domain silver and gold classifications, respectively, of each block.  The block classification was then assigned on the basis of the metal with the highest gold-equivalent metal content.  The final classification reflects changes resulting from the treatment of mining voids, as discussed in this section.

Table 16.3.7.1:  La Patria Domain Classification Parameters: Ag and Au

		Composites		Drillholes
Class	Estimation Pass	Min. No.	Max. Dist. To Nearest (m)	Min. No.	Max. Dist. To Closest Two Holes(1) (m)
Measured	1	2	15	2	25
	1	2	10	1	—

	1	2	25	1	—
Indicated	2	1	15	1	—
	2	2	30	1	—

Inferred	3	1	140	1	—

(1) Composites from at least two holes i.e. within specified anisotropic distance from block

SRK did not generate the Mineral Resource estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101.  Accordingly, SRK does assume the estimations are CIM compliant per reporting requirements.

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Figure 16-1:  Plan View Showing Section Orientation

N

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-1

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Plan View Showing Section Orientation

Date: 01/18/2011 | Approved: KG

Figure: 16-1

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Figure 16-2:  AMEC/Coeur 2007 Void Model — 3D view Mineralized Envelope (Domain) Modeling

East
Elev

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	**AMEC/Coeur 2007 Void Model – 3-D view** **Mineralized Envelope (Domain) Modeling**
SRK Project No.: 178600.060	**Source: Coeur, 2010**	
File Name: Figure_16-2		Date: 01/18/2011 Approved: KG **Figure: 16-2**

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Figure 16-3:  Domains Solid Model in Plan View

N
NW Domain
SW Domain
NE Domain
SE Domain

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060	Palmarejo Project, Chihuahua State, Mexico	Domains Solid Model in Plan View
File Name: Figure_16-3	Source: Coeur, 2010	Date: 01/18/2011 · Approved: KG · Figure: 16-3

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Figure 16-4:  La Blanca Vertical Section with Blocks and Composites Colored by Silver grade

400.0Y
300.0Y
200.0Y
100.0Y
0.0Y
300.0X
400.0X
500.0X
600.0X
AG

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-4

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Source: Coeur, 2010

Date: 01/18/2011 | Approved: KG | **Figure: 16-4**

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Figure 16-5:  La Blanca Vertical Section with Blocks and Composites Colored by Gold Grade

303160
303170
400.0Y
300.0Y
200.0Y
100.0Y
0.0Y
300.0X
400.0X
500.0X
600.0X
AU

SRK Consulting — Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	La Blanca Vertical Section with Blocks and Composites Colored by Gold Grade		
SRK Project No.: 178600.060	Source: Coeur, 2010			
File Name: Figure_16-5		Date: 01/18/2011	Approved: KG	Figure: 16-5

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Figure 16-6:  Master 1 Domain 3D Rings and Drillholes

SRK Consulting — Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Master 1 Domain 3D Rings and Drillholes
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_16-6		Date: 01/18/2011 · Approved: KG · **Figure: 16-6**

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Figure 16-7:  QVBX Domains Surrounded by the Stockwork Solid Created in Leap Frog

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Date: 01/18/2011 | Approved: KG | **Figure: 16-7**

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Figure 16-8:  Box Whisker Plot of Raw Assay Lengths

Guadalupe Domain Lengths YE2009 Raw Assays 25%-75% Box and Whisker Plot
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
Domain 100 Length
Domain 101 Length
Domain 102 Length
Domain 200 Length
Domain 201 Length
Domain 300 Length
Domain 301 Length

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SRK Project No.: 178600.060

File Name: Figure_16-8

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Source: Coeur, 2010

Box Whisker Plot of Raw Assay Lengths

Date: 01/18/2011 | Approved: KG | **Figure: 16-8**

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Figure 16-9:  2D Vertical Cross Section Raw Coded Data and Domains

1400.0Y
1200.0Y
1000.0Y
Master 1 Stockwork
Code=200
Master 1 QVBX
Code=100
Blow-up of showing the codedraw assay
data and respective domains

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Date: 01/18/2011 | Approved: KG | **Figure: 16-9**

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Figure 16-10:  3D Vertical Cross Section of Raw Coded Data and Domains

SRK Consulting — Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	3D Vertical Cross Section of Raw Coded Data and Domains
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 — Approved: KG — **Figure: 16-10**
File Name: Figure_16-10

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Figure 16-11:  Block Model Geometry 3D

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Block Model Geometry 3D
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_16-11		Date: 01/18/2011 / Approved: KG / **Figure: 16-11**

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Figure 16-12:  Ag Block Grades vs. Ag Composites

3027700.0 N
760900.0 E
3027800.0 N
1300.0Y
1200.0Y
1100.0Y
500.0X
600.0X
700.0X

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-12

Palmarejo Project, Chihuahua State, Mexico

Source: Coeur, 2010

Ag Block Grades vs. Ag Composites

Date: 01/18/2011 | Approved: KG | **Figure: 16-12**

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Figure 16-13:  Au Block Grades vs. Au Composites

3027700.0 N
3027800.0 N
1300.0Y
1200.0Y
1100.0Y
500.0X
600.0X
700.0X

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-13

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Au Block Grades vs. Au Composites

Date: 01/18/2011 | Approved: KG | Figure: 16-13

16-48

Figure 16-14:  Basic Interpolation Pass Flowchart Related to Interpolation & Class

Pass 1
Samples per DDH 2
Min Samples 5
Max Samples 12
Minimum of 5 Samples forces 3 Drillholes
Maximum of 12 Samples forces 6 Drillholes
Small restricted search ellipse 1/2 vario range
Measured <15m
Indicated <30m
Inferred >30m
Pass 2
Samples per DDH 2
Min Samples 3
Max Samples 12
Minimum of 3 Samples forces 3 Drillholes
Maximum of 12 Samples forces 6 Drillholes
Moderately restricted search ellipse 2/3 vario range
Indicated <30m
Inferred >30m
Pass 3
Samples per DDH 2
Min Samples 2
Max Samples 12
Minimum of 2 Samples forces 3 Drillholes
Maximum of 12 Samples forces 5 Drillholes
Full range restricted search ellipse - max vario range
Inferred >30m

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-14

Palmarejo Project,
Chihuahua State, Mexico

Source: Coeur, 2010

Basic Interpolation Pass Flowchart Related to Interpolation & Class

Date: 01/18/2011 | Approved: KG | **Figure: 16-14**

16-49

Figure 16-15:  La Patria Vertical Section Mineralized Envelopes

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-15

Palmarejo Project, Chihuahua State, Mexico

Source: Coeur, 2010

La Patria Vertical Section Mineralized Envelopes

Date: 01/18/2011 | Approved: KG | **Figure: 16-15**

16-50

Figure 16-16:  La Patria Vertical Section Block Model

(block outlines color-coded by grade ranges of mineral domains)

MINE DEVELOPMENT ASSOCIATES

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060

File Name: Figure_16-16

Palmarejo Project, Chihuahua State, Mexico

Source: Coeur, 2010

La Patria Vertical Section Block Model

Date: 01/18/2011 | Approved: KG | **Figure: 16-16**

16-51

17                                  Mineral Reserves (Item 19)

SRK has been informed by Franco-Nevada that Coeur is planning to provide an updated Technical Report in February 2011 including updated Mineral Reserves and Mineral Resources as of December 31, 2010.  From commencement of production through 2Q 2010, the operation has experienced lower grades, (barring the average gold grade in 2Q 2009), and lower metal recoveries as well as higher costs than planned.  In 3Q 2010, the operation achieved reserve grade for both gold and silver.  Operating experience, commodity price changes and results of exploration drilling in 2010 may have an impact on the updated Mineral Reserves and Mineral Resources.

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

17.1                        Statement of Mineral Reserves and Resources Palmarejo Deposit

Mineral Reserves are based on current surface and underground mine designs, design criteria and basis for which are available in Section 19 of this report.  Reserve cut-off are based on current operating costs and current 3-year trailing average metal prices of $850oz/t Au and $14.50oz/t Ag.  Resource cut-offs were based on “Upper Case” metal price assumptions of $1,100 Au and $17.00 Ag.

Reserve estimates were obtained by applying a 0.99g/t AuEq cut-off against Measured and Indicated Mineral Resource blocks within the remaining ultimate pit and a 2.63g/t AuEq cut-off against fully diluted underground stopes.

The ultimate pit design was based on an economic WhittleTM shell that was generated using estimated operating costs and process plant recoveries.  The ultimate pit design deviates somewhat from the most economic WhittleTM shell in that the operational pit is constrained at depth at the elevation where operating margins obtained by underground extraction are greater than those obtained by surface extraction.  The exception to this is where old underground workings preclude redevelopment by underground methods so these areas are encompassed by the open pit.  New WhittleTM shells were generated in the course of updating reserves using current operating costs and metal prices to ensure the ultimate pit design is still valid, then remaining Mineral Reserves and Mineral Resources within the ultimate pit were quantified between the year-end 2009 pit surface and the remaining ultimate pit using GEMCOM Gems™ mining software.  Measured and Indicated Mineral Resources that passed the cut-off grade were quantified on a bench by bench basis for mine planning purposes.  Since the Palmarejo pit exploits two main narrow vein systems, each bench was viewed in plan view to ensure the Measured and Indicated Mineral Resources reported by GEMCOM Gems™ were indeed contiguous and had sufficient continuity to allow ore mining using conventional truck and shovel operations.  Losses for open pit mining are assumed to be 5%, which is sufficient to account for isolated blocks that cannot effectively be mined without excessive dilution.

Underground stope shapes were created using GEMCOM Gems™ taking into account factors such as local vein geometry and minimum mining widths for the underground.  Tonnes and grade for each stope were then extracted from the GEMCOM Gems™ Resource block model by querying the block model using the 3-dimensional stope mining shapes provided by Palmarejo

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engineering staff.  Stopes were incorporated into Mineral Reserves after removing any inferred blocks within the mining shapes, applying dilution, and meeting or exceeding the underground cut-off grade.  Additionally, outlying resources were examined from a development cost perspective and although some of these “stopes” passed the cut-off grade criterion they were unable to pay for the development costs and were subsequently removed from consideration for Mineral Reserves reporting.

Coeur estimated the Palmarejo Mineral Resources using GEMCOM Gems™, a widely used commercial mining software package.  Geological interpretations were made from core and reverse circulation drill data on plan and vertical sections.  These interpretations were then used to create three dimensional domain solids for interpolation purposes.

Mineral Reserves

The Proven and Probable Mineral Reserves, effective January 1, 2010, based on Measured and Indicated Mineral Resources, are summarized in Table 17.1.1.  For these and all following tables showing Proven and Probable Reserves, both Underground and Open Pit Proven and Probable Reserves reflect dilution of 10% at zero grade.

Mineral Reserves were estimated using gold equivalent cut-offs applied to Measured and Indicated Mineral Resource blocks, whereby silver values were converted to equivalent gold values then added to actual gold values to calculate a single consolidated grade.  Note the use of gold equivalent cut-offs was limited to making the decision to include material within the Reserves; gold equivalent grades are not used for reporting purposes.  Cost and recovery estimates used for gold equivalency calculation and cut-off grade determination for open pit and underground mining are presented in the following table.  These cost and recovery estimates are based on operating experience gained at Palmarejo in 2008 and 2009, and form the basis of project budgeting for 2010.

Table 17.1.1:  Cut-off Grade and Equivalency Multiplier Calculations

Item	Unit	Value
Open Pit Mining Cost	$/t ore	$1.57
Underground Mining Cost	$/t ore	$31.86
Processing Cost	$/t ore	$24.49
G&A Cost	$/t ore	$8.39
Gold Price	$/oz	$850
Silver Price	$/oz	$14.50
Doré Shipping and Refining	$/oz payable AuEq	$14.41
Mill Recovery Au	%	92.0%
Mill Recovery Ag	%	86.0%
Payable Metal - Au	%	99.75%
Payable Metal - Ag	%	99.50%
Mining Recovery UG/OP	%	100/95
Mining Dilution UG/OP	%	10/10
Cut-Off Grade for Open Pit Reserve	g/t AuEq	0.99
Cut-Off Grade for UG Reserve	g/t AuEq	2.63

(1) A silver price of $14.00/oz was used for calculation of the gold equivalent factor, $14.50/oz was used for all other calculations.

The gold equivalent factor used for cut-off grade determination is obtained using the following formula:

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[($Price Au)/($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Based on the information provided in Table 17.1.1 the calculated gold equivalent factor for remaining resources is 65.  As an example, if a particular block has a gold grade of 1.5g/t and a silver grade of 125g/t the resultant gold equivalent (AuEq) is 1.5+(125/65) = 3.42g/t gold equivalent.

The cut-off grade for the open pit was determined using the following formula:

Open Pit Reserve COG Calculation

xc=[(Mo-Mw)+(Po-Pw)+(Oo-Ow)]/(r(V-R))		internal open pit cutoff grade formula for unconstrained plant (used)

Where	xc	is Cutoff grade
	r	is Recovery
	V	is unit Value
	R	is Refining & Transportation Cost
	Mo	is Mining cost per tonne ore
	Mw	is Mining cost per tonne waste
	Po	is Processing cost per tonne ore
	Pw	is processing cost per tonne waste
	Oo	is Overhead cost per tonne ore processed
	Ow	is Overhead cost per tonne of waste processed

xc =	0.032	ounces per tonne
xc =	0.99	grams per tonne gold equivalent

The cut-off grade for the underground mine was determined using the following formula:

Underground Reserve COG Calculation

xc =(M+P+O)/(r(V-R))		breakeven underground cutoff grade formula for unconstrained plant (used)

Where	xc	is Cutoff grade
	r	is Recovery
	V	is unit Value
	R	is Refining & Transportation Cost
	M	is Mining cost per tonne processed
	P	is Processing cost per tonne processed
	O	is Overhead cost per tonne processed

xc =	0.084	ounces per tonne
xc =	2.63	grams per tonne gold equivalent

The Mineral Reserves summarized in Table 17.1.2 are based on the open pit cut-off grade of 0.99g/t AuEq and the underground cut-off of 2.63g/t AuEq.  These cut-offs were calculated using metal prices of $14.50/oz silver and $850/oz gold.  In the QP’s of the Coeur Technical Report opinion there are no metallurgical factors that could materially affect the Palmarejo

17-3

Mineral Reserves, nor are they aware of any known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo Mineral Reserves.

Table 17.1.2: Proven and Probable Mineral Reserves — Palmarejo Deposit

			Average Grade (g/t)		Contained Ounces
Reserve	Category	Tonnes	Au	Ag	Au	Ag
Open Pit	Proven	2,985,883	1.14	141.9	109,183	13,619,031
	Probable	2,263,369	1.17	147.6	85,295	10,740,817
Underground	Proven	2,740,307	3.21	213.8	282,473	18,835,809
	Probable	2,359,037	3.69	240.9	280,062	18,271,745
Stockpile	Proven	114,286	0.60	64.69	2,216	237,700
	Proven	5,840,475	2.10	174.1	393,873	32,692,540
Total	Probable	4,622,405	2.46	195.2	365,356	29,012,562
	Proven and Probable	10,462,881	2.26	183.4	759,229	61,705,103

Metal prices used were $850 per Au ounce, $14.50 per Ag ounce

Mineral Resources

This section refers only to the “Palmarejo” deposit portion of the Palmarejo District Resources.  The “Guadalupe” and “La Patria” deposit portions of the Palmarejo District are discussed separately in Section 16 of this report.  The Mineral Resource for Palmarejo is effective January 1, 2010.  The Mineral Reserve is a subset of the Resource.  The open pit portion of the Resource was based on the LoM ultimate pit designed from a Whittle™ shell using current open pit, processing and G&A costs and the Resource metal price assumptions of $1,100/oz Au and $17/oz Ag; the resultant cut-off for this portion was 0.76g/t.  The underground portion of the Resource was estimated at current underground, processing and G&A costs and the same metal price assumptions, resulting in an underground Resource cut-off of 2.02g/t AuEq.

Tables 17.1.3 and 17.1.4 show the remaining Mineral Resource for Palmarejo inclusive of and exclusive of Mineral Reserves, respectively.  Some of these Mineral Resources have not demonstrated economic viability.

Table 17.1.3:  Total Palmarejo Deposit Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	6,413,400	2.23	183.7	460,000	37,869,700
Indicated	5,327,300	2.42	190.6	414,370	32,643,900
Measured and Indicated	11,740,700	2.32	186.8	874,320	70,513,600
Inferred	5,310,400	1.31	119.7	224,320	20,443,900

The total Mineral Resource includes Proven and Probable Mineral Reserves.

Cut-off grade for Open Pit portion of resource was 0.76g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t/65)]

Cut-off grade for Underground portion of resource was 2.02g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t/65)]

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Table 17.1.4:  Palmarejo Deposit Resource Exclusive of Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	928,700	1.49	109.9	44,500	3,280,100
Indicated	997,200	1.71	121.8	54,800	3,905,900
Measured and Indicated	1,925,900	1.60	116.1	99,200	7,186,000
Inferred	5,310,400	1.31	119.7	224,300	20,443,900

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grade for Open Pit portion of Mineral Resource was 0.76g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t/65)]

Cut-off grade for Underground portion of Mineral Resource was 2.02g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t/65)]

17.2                        Statement of Mineral Reserves and Resources Guadalupe Deposit

The Guadalupe Resources conform to the definitions adopted by the CIM, December, 2005, and meet the criteria of those definitions.

The Mineral Reserve and Resource for Guadalupe were estimated on February 1, 2010.  The method of Reserve and Resource estimation used for reporting purposes was the same as for the Palmarejo deposit under development.

Mineral Reserves were calculated using metals prices of $850/oz Au and $14.00/oz Ag in conjunction with cost and recovery assumptions.  The Mineral Reserve cut-off grade for Guadalupe using these criteria was 2.50g/t AuEq for underground mining and 1.23g/t for open pit mining, and the resultant Mineral Reserves are summarized in metric tonne units in Table 17.2.1.

Table 17.2.1:  Guadalupe Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	761,100	1.95	181.0	47,800	4,428,400
Probable	5,014,800	1.83	151.3	294,800	24,387,000
Proven and Probable	5,775,900	1.84	155.2	342,500	28,815,400

Metals prices used were $850/oz Au and $14.00/oz Ag.

Mineral Resources were calculated using metals prices of $1,100/oz Au and $17.00/oz Ag in conjunction with cost and recovery assumptions.  The Mineral Resource cut-off grade for Guadalupe using these criteria was 1.93g/t AuEq and the resultant Mineral Resources are summarized in metric tonne units in Tables 17.2.2 and 17.2.3.

Table 17.2.2:  Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	942,900	1.80	175.2	54,600	5,311,600
Indicated	6,983,400	1.75	142.4	393,800	31,975,400
Measured and Indicated	7,926,200	1.76	146.3	448,400	37,287,000
Inferred	4,539,600	1.94	113.7	283,100	16,598,000

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Table 17.2.3:  Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	181,800	1.19	151.1	6,900	883,300
Indicated	1,968,600	1.56	119.9	99,000	7,588,600
Measured and Indicated	2,150,300	1.53	122.5	105,900	8,471,900
Inferred	4,539,600	1.94	113.7	283,100	16,598,000

17.2.1              Guadalupe Resource Discussion

The following discussion serves to illustrate the nature and extent of the Guadalupe Resource as delineated thus far.  The structure remains open at depth and along strike.  The Reserve and Resource stated above are subsets of the unconstrained global Resources discussed for illustrative purposes below.

A statement of Mineral Resources at a zero cut-off is not provided.  While it may be possible to mine low grade Resources in a conventional open pit setting where incremental cut-offs can be applied to small units of material having values below a break-even cut-off, underground Resources must conform to mineable geometries that consist of much larger, cohesive volumes that must be able to bear the costs of secondary development.  For these reasons, in Coeur’s opinion, a statement of Mineral Resources for the Guadalupe Resource at a zero cut-off would be inappropriate.  Table 17.2.1.1 lists the unconstrained global Guadalupe silver and gold Resources (variable AuEq cut-offs).

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Table 17.2.1.1:  Guadalupe Unconstrained Global YE 2009 Resources

AuEq Cut-off		Tonnage	AG g/t	AG Ounces	AU g/t	AU Ounces
Measured and Indicated
	0.8	13,518,992.52	103.03	44,780,641.19	1.25	544,463.83
	1.0	11,492,394.65	115.27	42,591,535.13	1.41	520,181.08
	1.5	8,909,514.87	166.29	38,826,273.35	2.04	477,097.10
	2.0	7,262,302.77	151.82	35,447,784.52	1.87	437,149.37
	2.5	5,898,785.63	167.88	31,839,157.09	2.08	394,331.93
	3.0	4,676,604.46	185.57	27,901,494.66	2.31	347,494.60
	3.5	3,738,648.18	202.28	24,314,688.61	2.54	305,237.54
	4.0	2,968,433.45	219.70	20,967,668.86	2.77	264,437.07
	4.5	2,365,846.51	236.57	17,994,130.94	3.00	228,127.81
	5.0	1,866,365.25	254.03	15,243,139.17	3.24	194,572.08
	6.0	1,194,769.34	286.35	10,999,431.79	3.70	142,166.80
	7.0	764,094.14	317.31	7,795,207.49	4.16	102,111.31
	8.0	480,614.02	348.79	5,389,460.64	4.61	71,290.32
	10.0	177,643.00	414.63	2,368,125.81	5.54	31,645.87
Inferred
	0.8	13,818,105.28	61.52	27,328,813.82	1.07	477,327.49
	1.0	10,649,131.27	71.52	24,485,190.63	1.26	430,351.12
	1.5	6,479,319.37	142.27	19,728,359.33	2.45	340,423.53
	2.0	4,313,098.50	116.49	16,154,134.40	1.99	275,790.97
	2.5	3,015,732.37	136.22	13,207,597.86	2.35	228,280.71
	3.0	2,172,402.81	157.41	10,994,323.44	2.70	188,599.48
	3.5	1,675,987.73	174.95	9,427,160.96	2.99	161,237.40
	4.0	1,310,641.40	193.24	8,142,934.06	3.25	137,123.95
	4.5	1,035,758.75	210.01	6,993,345.34	3.53	117,393.89
	5.0	820,768.18	226.05	5,965,130.95	3.81	100,524.71
	6.0	543,175.67	258.55	4,515,254.98	4.25	74,250.88
	7.0	351,482.48	293.73	3,319,225.65	4.68	52,898.37
	8.0	230,198.26	326.14	2,413,750.18	5.09	37,700.96
	10.0	97,622.09	382.75	1,201,308.57	5.83	18,308.14

1 AuEQ = Au grade + (Ag grade ÷ 64.705).

The higher cut-offs were chosen to reflect mineralization potentially available to higher-cost underground extraction.  The resources are also tabulated at additional cut-offs in Table 18.2.1.1 in order to provide grade-distribution information.

17.3                        Statement of Mineral Reserves and Resources La Patria

La Patria has no Mineral Reserve at this time.

The Mineral Resources for the La Patria deposit, effective June 21, 2007, are summarized in metric tonne units in Table 17.3.1.  These Mineral Resources are based on a gold equivalent cut-off of 0.8g/t based on an open pit mining scenario using metal prices of $600 for gold, and $11.00/oz for silver.

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Table 17.3.1:  La Patria Deposit Mineral Resources No Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	0			0	0
Indicated	0			0	0
Measured and Indicated	0			0	0
Inferred	3,600,000	1.49	35.0	171,000	4,030,000

Mineral Resources have not demonstrated economic value

Cut-off grade of 0.8 AuEq g/t

La Patria estimate effective September 17, 2007

A statement of Mineral Resources at a zero cut-off is not provided.  The QP’s of the Coeur Technical Report have not determined the best mining method for La Patria and an open pit scenario has been applied with the cut-off of .80g/t Au equivalent.  While it may be possible to mine low grade Resources in a conventional open pit setting where incremental cut-offs can be applied to small units of material having values below a break-even cut-off, underground Resources must conform to mineable geometries that consist of much larger, cohesive volumes that must be able to bear the costs of secondary development.  For these reasons, in the QP’s of the Coeur Technical Report opinion, a statement of Mineral Resources for the La Patria Resource at a zero cut-off would be highly unreliable and misleading.

17.4                        Summary of Mineral Reserves and Resources Palmarejo Project

The following tables present the total of all Mineral Reserves and Resources defined for the Palmarejo District deposits (including Guadalupe and La Patria).  Mineral Reserves and Resources for each deposit are discussed in greater detail previously in this section, and are presented here together as a summary.

The Total Mineral Reserves for the Palmarejo District are stated in Table 17.4.1 and include the Palmarejo and Guadalupe deposit Reserves.  The separate Mineral Reserves for each deposit are detailed in Section 16 of this report.  The Total Mineral Reserves in Table 17.4.2 are based on the open pit and underground cut-off grade using metal prices of $14.50/oz silver and $850/oz gold.  There are no known factors that would adversely affect the planned metallurgical processes and thus the Palmarejo deposit Mineral Reserves, nor are there any known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo deposit Mineral Reserves.

Table 17.4.1:  Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,601,500	2.08	174.9	441,600	37,120,900
Probable	9,637,200	2.13	172.3	660,100	53,399,600
Total	16,238,700	2.11	173.4	1,101,700	90,520,500

Metal prices used were $850 per Au ounce, $14.50 per Ag ounce

Includes Mineral Resources for Palmarejo and Guadalupe deposits

Table 17.4.2 shows the Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) based on metal prices of $14.50/oz silver and $850/oz gold inclusive of the Mineral Reserves.

17-8

Table 17.4.2:  Total Palmarejo District Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	7,356,300	2.18	182.6	514,600	43,181,300
Indicated	12,310,600	2.04	163.3	808,100	64,619,200
Measured and Indicated	19,666,900	2.09	170.5	1,322,700	107,800,600
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

The Total Mineral Resource includes Proven and Probable Reserves.

Cut-off grade for Palmarejo deposit: open pit 0.76g/tAuEq, underground 2.02g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95g/t AuEq, underground 1.93g/tAuEq

Cut-off grade for La Patria deposit 0.80g/tAuEq

Table 17.4.3 shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves, and although stated with consideration given to economics, Coeur emphasizes that these Mineral Resources have not demonstrated economic viability.

Table 17.4.3:  Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,110,500	1.44	116.61	51,400	4,163,400
Indicated	2,965,800	1.61	120.55	153,500	11,494,500
Total	4,076,300	1.56	119.5	204,900	15,657,900
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

Metal prices used were $850 per Au ounce, $14.50 per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits.

SRK did not generate the Mineral Reserve estimates and was unable to conduct an in-depth audit as prescribed by NI 43-101.  Accordingly, SRK does assume the estimations and conversions are CIM compliant per reporting requirements.

17-9

18                                  Other Relevant Data and Information (Item 20)

All relevant data and information is contained within the appropriate sections of this report.

18-1

19                                  Additional Requirements for Development Properties and Production (Item 25)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

19.1                        Mining Operations

19.1.1              Palmarejo Operations

Ore feed to the mill commenced in 2009 as planned, from a combination of surface and underground sources at Palmarejo.  Surface mining extracted ore from the upper Rosario and Chapotillo clavos, and underground mining in the same period extracted ore principally from the 76 clavo with minor contributions from the lower Rosario clavo.  Future open pit mining will extract ore from the upper Rosario, Chapotillo, and Tuscon clavos contemporaneously with underground extraction of ores from the 76, 108, and lower Rosario clavos.

Underground longhole mining methods are used to exploit the majority of the lower Rosario, 76 and 108 clavos, with a minor amount of cut and fill mining planned in selected areas.  Three portals were established to access underground ramp systems designed for life of mine access to these ore shoots.  One of these portals is located on the RoM pad ore stockpiling area, where all ore mined from underground sources is delivered by truck to the mill feed stockpile.  Underground longhole mining utilizes Cemented Rock Fill (CRF) for backfilling of primary stopes.

Surface mining is by conventional drill and blast, truck and shovel operations using TEREX O&K RH120 hydraulic excavators with shovel front configurations and Caterpillar 777 haul trucks.  Un-mineralized rock from the open pit mine is placed on the east, west and north edges of the open pit boundary, with provision to backfill mined out areas of the pit in future years.  Open pit ore is delivered to the RoM pad located approximately 650m from the rim of the open pit via surface haul roads.

Underground and open pit ore stockpiled on the RoM pad is blended as it is fed to the primary crusher located at one end of the RoM pad.  Crushed ore is conveyed to the live ore stockpile where it is reclaimed by apron feeder and introduced to the grinding circuit for processing.

Remaining Life of Mine ore production from Palmarejo will average approximately 1,750t/d from underground and 1,850t/d from the open pit.  In addition to Palmarejo ores the Guadalupe underground mine is projected to add an average of 1,600t/d to the Palmarejo mill feed stream, with a minor contribution from the Guadalupe open pit.  Waste stripping in the Palmarejo pit will average approximately 28,200t/d for the remaining life of mine.  The mine ore production profile for Palmarejo and Guadalupe open pit and underground operations is summarized in Table 19.1.1.1 for the remaining Life of Mine.

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Table 19.1.1.1:  Remaining Life of Mine Production Summary: Underground and Open Pit Sources

Source	Reserves YE ‘09	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Palmarejo Open pit
Tonnes Ore	5,249,251	636,621	407,290	349,003	673,817	788,657	812,719	1,219,459	361,685
Au Grade (g/t)	1.15	1.07	0.99	1.03	1.13	1.30	1.16	1.15	1.32
Ag Grade (g/t)	144.38	142.48	134.02	138.29	141.56	158.89	138.27	141.99	160.67
Palmarejo Underground
Tonnes Ore	5,099,343	580,733	617,868	656,162	694,620	620,234	633,503	632,079	664,143
Au Grade (g/t)	3.43	3.42	3.45	3.02	3.79	2.67	4.06	3.13	3.85
Ag Grade (g/t)	226.34	232.67	190.58	145.35	256.25	145.01	306.11	234.96	294.45
Palmarejo Stockpile
Tonnes Ore	114,286	114,286
Au Grade (g/t)	.060	.060
Ag Grade (g/t)	64.69	64.69
Guadalupe Open Pit
Tonnes Ore	276,216		276,216
Au Grade (g/t)	.033		.033
Ag Grade (g/t)	130.13		130.13
Guadalupe Underground
Tonnes Ore	5,499,669		15,000	254,705	425,065	501,595	502,705	509,418	506,207	503,936	499,909	505,046	456,892	500,000	319,191	16,238,764
Au Grade (g/t)	1.92		2.13	2.34	2.27	2.11	1.81	1.72	1.94	2.02	2.08	2.28	2.35	1.04	1.04	1.92
Ag Grade (g/t)	156.43		101.16	137.38	151.46	150.85	150.73	158.99	166.39	172.70	171.76	183.81	180.67	115.65	115.65	156.43
Combined
Tonnes Ore	16,238,764	1,331,640	1,316,374	1,259,870	1,793,503	1,910,486	1,948,927	2,360,956	1,532,036	503,936	499,909	505,046	456,892	500,000	319,191	16,238,764
Au Grade (g/t)	2.11	2.05	2.02	2.33	2.43	1.96	2.27	1.80	2.62	2.02	2.08	2.28	2.35	1.04	1.04	2.11
Ag Grade (g/t)	173.39	175.14	159.38	141.78	188.32	152.28	196.04	170.55	220.55	172.20	171.76	183.81	180.67	115.65	115.65	173.39

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19.1.2              Guadalupe Operations

The Guadalupe deposit is located approximately 6km southeast of the Palmarejo mine site and processing plant.  Guadalupe will be mined primarily by underground methods in conjunction with a small open pit.  The mine will operate as a satellite of the Palmarejo operation.  Ore processing and administrative support will be done at the Palmarejo site.  A dedicated mining fleet and small engineering, geology and safety staff will be located at the Guadalupe site.

Guadalupe currently is designed to be mined at a rate of approximately 1,500t/d and based on current reserves it will have a mine life of 13 years.

The geology and mineralization styles at Guadalupe are similar to Palmarejo which has allowed application of Palmarejo designs to Guadalupe.  The mineralized veins of the Guadalupe deposit strike approximately North 45° west and dip approximately 50 to 60° to the northeast.  The average vein thickness varies by elevation from less than 2m to over 25m.  Mineralized material is near the surface in the southern portions of the deposit and then trends deeper below the surface as the vein strikes to the north.  Due to the vein and deposits geometry, the Guadalupe project was initially evaluated by completing pit optimization runs on the entire deposit to test for sensitivities for open pit versus underground mining.  The base case assumed that only measured and indicated materials would be mined and processed.  A second pass was made assuming Measured, Indicated and Inferred material was available for processing.  Additional iterations were run assuming that underground mining would occur at various prices and that the open pit would have an overall slope angle of 45°.  The open pit model used a 6 x 6 x 6m re-blocked model from the original 3 x 3 x 3m block model.

The base case optimization indicated that two separate pits would be optimal for surface mining, without considering underground mining.  One pit was located on the south end of the Guadalupe main clavo and the other pit was on the Las Animas calvo.  Further pit optimizations with considerations for underground mining suggested that the Las Animas clavo is best mined from underground if underground mining costs are below $46.00/t.  Since underground mining costs are expected to be approximately $34.00/t (based on experience at Palmarejo) the Las Animas clavo and most of the Guadalupe clavo are designed to be mined by underground methods.  Pit optimizations and underground stope designs used the parameters listed in Table 19.1.2.1.

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Table 19.1.2.1:  Guadalupe Economic Parameters

Item	Cost	Units
Open Pit Milling	$1.57	$/t mined
Cut & Fill Mining	$42.00	$/t mined
Longhole Mining	$34.00	$/t mined
Process Cost	$24.36	$/t processed
Transport Cost*	$2.56	$/t processed
G & A Cost	$2.92	$/t processed

Metal	$/oz	$/g	$/g Recovered
Gold	$850.00	$27.33	$25.62
Silver	$14.50	$0.47	$0.42

Metal	Recovery	Payment	Overall
Gold	93.75%	99.75%	93.52%
Silver	90.75%	99.50%	90.30%

Method	Cut-off	g Au/t
Cut & Fill Mining	Breakeven	2.81
Longhole Mining	Breakeven	2.50
Open Pit Mining	Internal	1.17
Open Pit Mining	Breakeven	1.23

*from Guadalupe to Palmarejo

The resulting pit at Guadalupe resulted in a total of 276,220t of measured and indicated ore-grade material at a strip ratio of 12.4.  The waste from the Guadalupe will be temporarily stored on-site but will also be recycled underground for use as cemented rock fill for the underground mined out stopes.  Initial mass balance calculations indicate most of the waste material mined from the open pit will be taken back underground as fill.  The relatively small open pit scheduled at 7500t/d will be mined with off road 30 and 50t haul trucks and 988 loader(s).  Possibly, excess equipment form the Palmarejo mine will be available and can be moved to Guadalupe to mine the pit.  The open pit operation, including pre-stripping, would have a life of about two years.  (Figure 19-1)

Since the vein at Guadalupe has a variable thickness three underground mining methods were considered.  For areas greater than 15m wide Transverse Longhole mining was used, for areas between 5 and 15m wide Conventional (Longitudinal) Longhole mining methods were used and for areas between 3 and 5m Cut and Fill methods were used.  Material less than 3m wide was not considered for this study but further evaluations of this material should be conducted.

The underground mining will be accomplished with a primary fleet of Load-Haul dump (LHD) scoop trams carrying the broken ore to muck bays located on each level.  A secondary LHD fleet would re-handle the material and haul to an ore pass.  If passes are a long distance away from the muck bay, trucks would be used to transfer the material to the ore pass.  The ore pass would transfer the material by gravity to a loading pocket on the main haulage level.  The broken ore would then be hauled from underground to the surface and then via larger haul truck to the Palmarejo processing plant.  Initial investigations indicate that the installation and use of an aerial tramway maybe a more economic desirable method of transporting ore to the Palmarejo processing plant and additional studies on this are recommended.

Waste material from stope preparation and ramp development will be hauled to a waste storage facility.  The waste will then be utilized in making an engineered CRF for backfilling empty

19-4

stoped.  The CRF specifications and make-up plant are the same as the design for the Palmarejo mine.  The operating costs for backfill material and placement is included in the mining costs in Table 19.1.1.1.

Stope Design — Minable Solids

The mining shapes were designed using a resource block model with blocks that are 3m x 3m x 3m and the original geologic vein solid.  The model contained gold, silver and equivalent gold grades as well as the percentage of the block with in the vein and the surrounding stockwork solid.  After a mining shape was made on the vein solid grade blocks the solid was expanded 0.2m on each side to take into account over-break and dilution.  Additional internal dilution was included as necessary to create a minable shape.  Figure 19-2 is an example of the Guadalupe stope design.

Additional parameters used designing the stope shapes included minimum mining widths of 3m and a maximum stope length between development access of 40m.  Table 19.1.2.2 shows parameters used for underground stope design.

Table 19.1.2.2:  Guadalupe Mining Methods and Stope Design Parameters

Cut & Fill	Vein Width Less than 5m	15m level spacing
Conventional Longhole	Vein Width Between 5 and 15m	20m level spacing
Transverse Longhole	Vein Width Greater than 15m	20m level spacing
Cut & Fill	Minimum Heading size 3.0m x.3.0m	< 1% of the underground mining
Conventional Longhole	Maximum Width up to 15m depending on ground conditions	65% of underground mining
Maximum Open Span on Hanging Wall-40m
Minimum Hanging wall Dip-45°
Minimum Footwall Dip-50°
Transverse Longhole	Max Width of primary and secondary stopes 8m depending on	34% of underground mining
Minimum Hanging wall Dip-45°
Minimum Footwall Dip-50°
Maximum Length-40m

Table 19.1.2.2 shows that most of the underground mining will be either by conventional longitudinal longhole stoping (65%) or by transverse longhole stoping (34%).  There are small areas where cut and fill mining was indicated because the ore width was less than 3m but since they were in the middle of much larger areas the zone was included as a longhole stope.  Figure 19-3 shows the areas in the mine by designed mining method.  Depending on the complexity of the solids some areas in the mining shape include internal waste that does not have to be mined.  Detailed work is required to accurately define the stope shape that can be mined and minimize dilution.

The mining shapes were divided along strike (vertically) into 80m increments to assist with design of development access placement.  The stopes were also split horizontally into 5m high development or stope preparation sills and 15m high production stopes.  Each stope, sill level to sill level is 20m vertically.

19-5

Dilution and Mining Losses

The expanded vein solids and mining shapes were used to determine the tonnage and grades for the individual stope shapes.  Any unclassified material or material classified as inferred within the solid was treated as internal waste.  This material and material from the wall over break (0.2m) take into account the dilution.  Where available grades from the surrounding stockwork zone was used to dilute the model otherwise a grade of 0.0g/t was used.  For purpose of this study no ore-loss or additional dilution was assumed.

Underground Development

Since the deposit covers approximately 2km of strike length three portal locations where chosen for underground access.  The North portal is at an elevation of 1,180m and will provide the primary access to the underground mine.  All ore will be transported from underground to the surface through the North portal for final transport to the Palmarejo process plant.

A second access ramp will be developed at a later stage from the south of the main deposit with a portal elevation of 1,350m.  This ramp is also designed for use to transport most of the backfill material to this area.  The third portal and access ramp will serve the southernmost clavo, Las Animas.  Ramp development from each portal is listed in Table 19.1.2.3

Table 19.1.2.3:  Summary of Ramp Meters to Main Access Levels

Ramp	From Elev. (m)	To Elev. (m)	Distance (m)	Avg. grade (%)
North Ramp	1180	1140	856	4.7%
South Ramp	1350	1280	543	14.0%
Las Animas Ramp	1240	1260	337	14.0%

The underground development at Guadalupe is designed with main levels spaced 60m vertically.  The sub-levels are spaced at 20m intervals and are connected via sub-level ramps designed at a maximum gradient of 14%.  Lateral drifts that run parallel to the ore body are used for access and ore haulage are designed at an average of 20m away into the footwall of the ore veins.  These access drifts are designed at the proper gradient to allow for water drainage into underground sumps.  Table 19.1.2.4 summaries the Primary development for the ore deposit.

Table 19.1.2.4:  Guadalupe Underground Primary Development Summary

Primary Development	Length (m)	Section (m x m)
Access	2,086	5.0 x 4.6
Lateral Drifts	7,997	5.0 x 4.6
Main Ramps	5,814	5.0 x 4.6
Muckbays	606	5.0 x 4.6
Sublevel Ramps	6,393	5.0 x 4.6
Vent Shafts	677	3.0 x 3.0
Total Primary Dev.	23,573

Secondary development at Guadalupe includes ore passes and production cross cuts, Table 19.1.2.5.  Production cross cuts for conventional longhole stope access are spaced an average of 80m apart with the assumption that stope mining will advance approximately 40m in each direction from teach access.  Stope access for the transverse longhole stopes are designed at 12m intervals.

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Table 19.1.2.5:  Guadalupe Secondary Development

Secondary Development	Length (m)	Section (m x m)
Ore Passes	1,065	2.5 x 2.5
Production Crosscuts	7,586	5.0 x 4.6
Development in Ore	9,199	variable x 5
Total Secondary Dev.	17,851

Underground Development Costs

Development costs or drifting costs for Guadalupe where determined from actual costs experienced at the Palmarejo mine and from reviewing average costs within Mexico at other operations.  Based on this data the average cost for excavating a 4.5meter by 5m drift including ground support is $1,500/m, (Figure 19-4).  This cost was used in the Guadalupe study.

Table 19.1.2.6:  Mexico Development and Mining Costs

Mine	TPD	Location	Size	Contracto	$/m		Method	$/t	Notes
Cata	900	Guanajuato		Yes		$500	cut/fill	$20.40	Contractor supplies labor only
Guanacevi	800	Durango	4 x 4	Yes		$400	cut/fill	$22.85	April, 2008
Platosa	120	Durango		Yes				$39.24	March, 2008 Perforaciones y Tuneles S.A. de C.V (PYTSA)
Cozamin	1,000	Zacatecas	4 x 4				srinkage;c	$19.63	Dec, 2007 Cost does not include backfill
Nuevo Milenio			2.5 x 2.5			$500			Exploration
El Alacran	1,200	Queretaro	4 x 4.5			$677	longhole	$20.23	Jan, 2008
									Mecomin of Durango (Development); MGA Contratista S.A de
La Parilla	400	Durango		Yes		$650	cut/fill	$24.68	C.V. of Guadalupe (Durango) - Equipment loaned
La Colorada	1,000	Zacatecas	3.6 x 3.6					$55.00
Tayoltita	600	Durango		Yes					Total cost is 64.3l/t for these three mines
Santa Rita	200	Durango		Yes					Total cost is 64.3l/t for these three mines
San Antonio	1,100	Durango		Yes					Total cost is 64.3l/t for these three mines
Nuestra Senora	2,000	Sinaloa	3.5 x 5			$1,000	cut/fill; long	$16.00	June, 2007
San Martin	800	Jalisco	4 x 3.5	Yes		$750	cut/fill	$27.46	Feb, 2009
La Encantada	800	Coahuila	4.5 x 5	Yes				$15.00
San Jose	500	Zacatecas	4 x 4	Yes		$800	longhole	$14.00	Proposed contract miner
DelToro Silver		Durango	3.5 x 4	Yes	S	1,400	cut/fill		MECOMIN June, 2009
Campo Morado		Guerrero	4.5 x 4.5			$750	drift/fill
MDA Client		Sonora	4.5 x 5	Yes	S	1,600	cut/fill; longhole		Jonmargo S.A. de C.V; Main Decline

Production Schedule

The production schedule for Guadalupe assumed that the Open Pit mining and underground development would commence at about the same time.  The open pit represents a relatively small volume of material and will be mined out in about two years.  The underground mine represents the bulk of the volume at Guadalupe and has about 13 years of mine life.

The open pit will begin in year one with pre-stripping 2.6Mt of waste material and then continue in year two to mine 276,000t of ore and an additional 1.0Mt of waste.  The average grade of the open pit ore is 2.47g/t gold equivalent.  The waste material from the open pit will be stored on site just south of the open area and near two design portals for the underground mine.  The open

19-7

pit waste will be utilized by the underground mine as make-up material for cemented rock fill for backfilling the underground stopes.

The underground mine will begin development from the north portal site at about the same time the open pit begins pre-stripping.  By the end of the first year, ore production can begin from underground.  Development and ore production will continue simultaneously through most of the mine life.  The underground mine will begin production at 750t/d increasing to full design rate of 1,500t/d.

Underground Equipment

The underground mine development and production will be achieved from use of 4 and 8 cubic yard loaders (LHD’s) and 30t underground trucks plus all associated equipment, Table 19.1.2.7.  The table shows equipment purchase beginning in year 1 with additional pieces purchased throughout the mine life with a large purchase of replacement units in year 5.

Table 19.1.2.7:  Underground Equipment

Mobile Equipment Underground	Total LoM	Year 1	Year 2
LHD 8 yd.	3	1	1
LHD 4 yd.	3	2	1
Truck 30t	3	1	2
Road Grader 12	1	1
Backfill truck	2
Jumbo 2-boom	2	1	1
Jumbo 1-boom	2	1	1
Bolter (DS310)	1	1
Long Hole Drill	2	2
Alimak	1		1
D5	1	1
Jackleg	18	4	2
Stoper	2	2
Diamond Drill	3	1
Scissor Lift	3	1	1
Powder Truck	2	1	1
Personnel Transport	1	1
Telehandler	1	1
Lube Truck	1	1
Light Vehicles	8	2	2
Sustaining Misc.	8	1	1
Transport Mule (Kawaski)	6	3

Mine Ventilation

Airflow Requirements

Airflow requirements for the Guadalupe underground mine were based on a ventilation rate of 0.06m3/s/kW for operating diesel equipment.  This assumption is used for initial planning purposes and can be verified and/or adjusted once the primary ventilation infrastructure has been finalized.  Considering the minimum equipment used at each active mining location, a minimum airflow of 40m3/s will be required at every active heading of the mine.  This means that all the drifts and internal ramps that will eventually become part of the permanent ventilation system, in the full production phase, were designed to carry at least the minimum airflow.  In order to

19-8

determine the total airflow required for the mine in full production, Table 19.1.2.8 lists the ventilation requirements for the diesel equipment fleet.

Table 19.1.2.8:  Estimated Ventilation Requirements

Item	Operating Factor	hp/ Unit	kW/ Unit	m3/sec Unit	Qty ea	Total m3/sec	Manufacturer/Model
LHD 4 cyd (3m3)	70%	165	123	10	3	22	Elphinestone R1300G
LHD 8 cyd (6.1m3)	100%	353	263	22	3	67	Elphinestone R1700G (7.5 cyd)
Truck 30 ton (27.2t)	100%	408	304	26	3	77	Elphinestone AD-30
Truck 30 ton (27.2t) - Backfill	40%	408	304	26	1	10	Elphinestone AD-30
Drill Jumbo (Development) - 2 Boom E/H	30%	78	58	5	2	3	Copco Boomer 282
Drill Jumbo (Secondary Breaking) - 1 Boom E/H	30%	78	58	5	1	1	Copco Boomer 281
Longhole Drill - large	30%	99	74	6	1	2	Sandvik DL320
Longhole Drill - small	30%	41	31	3	1	1	Sandvik DL210
Drill Jumbo (bolting)	30%	173	129	11	1	3	Copco Boltec MC
Explosives Truck - Development & Production	70%	174	130	11	2	15	Getman A-64
U/G Road Grader	30%	150	112	9	1	3	Getman RGD 1500/MB 904 LA
Scissor Lift	30%	174	130	11	1	3	Getman A-64 Series
U/G Tractor (General)	30%	50	37	3	3	3	Kubota
Mobile Equipment Subtotal						211
Miscellaneous Allowance			25%			53
Total Estimated Ventilation Requirements						264

During the initial phase of the project, a decline will be excavated from the surface to the intersection of the first surface intake raise.  During this time, it is assumed that a single area of the mine will be active using ventilation duct from the portal.  As the mine development progresses and the first ventilation circuit is established, the ventilation design can support up to three active areas with the ventilation system infrastructure being designed around a maximum through-put of 135m3/s.  Once the second intake raise and second decline are excavated, a total maximum through-put of 270m3/s can be obtained to meet the required 264m3/s for the diesel equipment fleet.  A third decline will be excavated to allow quicker surface access to the southern and final production areas of the mine.

In this study, considering the project location, it was assumed that no air heating or cooling will be required.

Air Velocity Limits

Air velocity should be established according to accepted industry standards.  Insufficient air velocity can result in increased exposure to contaminants such as dust and products of combustion (i.e. diesel particulate matter), while excessively high velocities can also lead to re-entrainment of dust, high system operating cost and worker discomfort.  In the main ramps, velocities between a minimum of 1m/s and a maximum of 6m/s are recommended.  Air velocity at the ramps and the main entrance should be limited to 10m/s while velocities at the dedicated ventilation raises should be limited to 15m/s.  The maximum airflow requirements along with the upper and lower velocity limits will determine and or/support the basic infrastructure requirements at the mine including the minimum cross-sectional area(s) for the haulage ramps and ventilation raises.  Table 19.1.2.9 shows the air quantities and velocities for the ventilation system.

19-9

Table 19.1.2.9:  Ventilation Distribution Summary

	Effective Area Calculations						Velocity Maximum Distribution Airflow
Item	Width (m)	Height (m)	Diameter (m)	Area (m3)	Utilities (percentage)	Area (m3)	Velocity (m/s)	Maximum Airflow (m3)/sec)	Distribution (m3)/sec)
Intake
Raise #1	3.0	3.0		9	100%	9	15.0	135
Ramp #2 Access	5.0	4.6		23	100%	23	4.0		92
North Decline Access	5.0	4.6		23	100%	23	1.9		43
Subtotal								135	135
Raise #2	3.0	3.0		9	100%	9	15.0	135
Upper Ramp #3 Access	5.0	4.6		23	100%	23	3.7		85
Lower Ramp #3 Access	5.0	4.6		23	100%	23	2.2		50
Subtotal								135	135
Total Intake								270	270
Exhaust
North Decline	5.0	4.6		23	100%	23	1.9	44
Drift from Raise #1	5.0	4.6		23	100%	23	1.9		44
Subtotal								44	44
Middle Decline	5.0	4.6		23	100%	23	5.1	116
Upper Ramp #3	5.0	4.6		23	100%	23	1.3		30
Ramp #2 and Lower Ramp #3	5.0	4.6		23	100%	23	3.7		86
Subtotal								116	116
South Decline	5.0	4.6		23	100%	23	4.8	110
Upper Ramp #4	5.0	4.6		23	100%	23	2.4		55
Lower Ramp #4	5.0	4.6		23	100%	23	2.4		55
Subtotal								110	110
Total Exhaust								270	270

19-10

Primary Ventilation System

The Main deposit at the Guadalupe mine has five openings to the surface (see Figure 19-5); the North, Middle and South portals and two dedicated ventilation raises.  The primary intake and escape raise is designed for a maximum 135m3/s of air flow.  This air is designed to supply up to three mining areas (development or production) which will be exhausted out of the mine through the main ramp.  The second dedicated ventilation raise is also utilized as an intake to the mine with approximately 135m3/s maximum airflow capacity.  A regulator will be needed on the upper access drift of this second raise in order to split the air between upper and lower workings of the mine.  All three portals will serve as exhaust for the mine with the North portal having an air door system to prevent short circuiting of the air from the first intake escape way raise.

This system configuration of two raises that intake air and haulage ramps exhausting air, provides an intake split of air to the primary escape ways that could be readily accessed from any location in the mine.  This design also provides fresh and clean air directly to the working areas for both development and production activities.  This configuration is preferred over a system that would use main ramps as the primary intake for the mine, where a fire in the ramps could create potentially dangerous toxic conditions everywhere below the location of the burning equipment.  Even if an escape way were installed in the exhaust raises, it is doubtful that personnel downstream of the conflagration would be able to safely exit the mine before being overcome by toxic fumes.

Figure 19-5 shows the portal and ventilation raise relative locations.

Once an internal ramp is no longer being used for ore production, only primary ventilation, the ore passes can create short circuiting problems if they are pulled empty.  Filling the ore passes with waste rock or installing bulkheads at each of the accesses after production mining progresses to another area, may solve this problem.

Auxiliary Ventilation

Ventilation of the main haulage ramp will be achieved via a system of auxiliary fans and ducting during development until it connects with the primary intake/escape way raise.  Once this occurs, the blowing ventilation system will be moved ahead to the raise connection, and advanced down the ramp as development progresses.  This system will facilitate the delivery of fresh intake air to the active working face of the ramp until the last connection to the intake raise is made.

The preliminary system was designed to deliver approximately 40m3/s to the face (quantity enough for one active development section).  In order to maintain as much overhead clearance as possible in the ramp, the duct diameter should be limited to a maximum of 1m.  In order to achieve the required quantity, two 1m blowing bag systems should be installed in parallel.  A single fan located at the mouth of each duct would need to develop approximately 4.8kPa of pressure in order to provide the required 20m3/s (half the required total multiplied by two ducts) to the face.  The same airflows can be achieved using three fans installed in series (in each duct) with a maximum pressure of only 2kPa.  In a system with multiple fans, the possibility for collapsing flexible fabric ducts exist if fan spacing and sizing are not appropriately installed and monitored.  This can be avoided by maintaining positive pressure on the upstream side of the fans located in-line (by starting fans in sequence), or installing sections of rigid duct on the intake side of those fans.

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Power Supply

The Palmarejo mine site is serviced with a high voltage line capable of all power requirements for the mine.  The mine also has backup generators capable of producing enough power to operate the entire Palmarejo mine and processing plant.  The same high voltage line is runs within 4.8km of the Guadalupe site and it is expected that a spur line will be laid to the Guadalupe site at a cost of approximately $200,000/km as per quotations from Comision Federal de Electricidad (CFE) in Mexico.  The existing high voltage line does have excess capacity.  Guadalupe will require an estimated 2.5MW of power.

Compressed Air

Compressed air will be used at Guadalupe to operate primarily jackleg drills and small pneumatic water pumps.  Compressed air will also be used in the maintenance shop.  The compressed air will be supplied via 550HP compressors and distributed throughout the mine by 6in steel pipe.

Cemented Rock Fill (CRF)

Underground mining at Guadalupe will require backfill of mined out stopes to maximize ore recovery and provide safe ground conditions.  Since the ore host rocks, surrounding rocks and mining methods are similar to the Palmarejo mine the same type of backfill will be used at Guadalupe.  The backfill is an engineered CRF.

A cement consumption of 8% by weight was initially estimated for Palmarejo and the same is being designed for Guadalupe.  Test work on porphyritic andesite waste rock for the Palmarejo feasibility study showed that 8% cement by volume produced desired strengths of 0.5 to 1.0Mpa uniaxial compressive strengths.  The same porphyritic andesite unit makes up a large portion of the waste rock at Guadalupe.  Additional waste rock at Guadalupe consists of rhyolite and this will need to have bench tests run to verify achieved strengths.  As the Palmarejo CRF plant achieves steady production in 2010, data from this will be used to modify, if necessary, the design parameters for the Guadalupe CRF plant.

Access Roads

The existing access road to property from Los Llanos will require improvement.  New roads on site accessing the portal locations and vent shaft locations will need to be constructed along with a new road from Guadalupe to Palmarejo to provide the haul road for ore transport (Figure 19-6).

Mine Dewatering

Assumptions for underground mine dewatering for the Guadalupe project are similar to the Palmarejo mine.  The expected ground water flow during development is less than 5L/s and it is expected to increase to a maximum of 12.5L/s during the rainy season.  Underground water will be collected in sumps and pumped out to the surface through one of the portals.  Production lateral drifts will be graded with water channels to properly drain and collect the underground water in sumps.  During backfill operations an additional inflow of 5L/s is expected.

Ore Transport to Palmarejo

The transport of ore from the Guadalupe mine mouth to the Palmarejo processing can be achieved by a variety of methods, truck or aerial tramway.  At this time only the truck/loader and aerial tramway options have been investigated.  Capital and operating cost comparisons for these

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methods of ore transport are shown in Table 19.1.2.10.  The assumption for the loader and truck option is that a single 988 loader and a single 777 truck will be used for the life of the mine.  Since the total capital and operating costs for life of mine are similar further investigation is required to select the most economic and reliable alternative.

Table 19.1.2.10:  Capital and Operating Costs, Guadalupe Ore Transport

Item	Capital Costs	Operating Costs $/t	Total Operating Costs	Total Costs Operating + Capital
Loader and Truck with Haul Option	$2,550,000	$2.31	$11,088,000	$13,638,000
Aerial Tramway
Dopplemyer estimate	$14,600,000	$0.25	$1,200,000	$15,800,000
IEC estimate	$6,300,000	$0.25	$1,200,000	$7,500,000

19.2                        Mining Method

Underground operations continue to contribute approximately one-third of total tonnes mined.  Underground silver and gold grades up 10% and 11%, respectively.  Open pit silver and gold grades up 156% and 133%, respectively.  (Coeur, PR, 11/04/10)

19.3                        Processing and Recoverability

The processing plant is located on the northern flank of the ore body and immediately south of and overlooking the village of Palmarejo.  Most of the facilities are located on a bench adjacent to the open pit mine and north underground portal.  Ore from both underground and open pit operations is hauled to the RoM stockpile immediately adjacent to the north portal.  A loader feeds the primary jaw crusher, blending ores from various sources in the process.  A small crushed ore stockpile downstream of the primary crusher is reclaimed by apron feeder to feed the SAG and ball mills, with cyclone overflow reporting to rougher-scavenger and cleaner flotation cells.  Flotation concentrate is thickened and cyanide leached, and all float tails report to a CIL circuit.  The pregnant eluate from the concentrate leach and stripped CIL carbon is treated by electro-winning to produce a powder that is filtered, dried and smelted on site into 150kg ingots.  Doré bullion is shipped by contract armored truck to a refinery.

Overall recovery of Palmarejo ore is expected to be approximately 92.00% of contained gold, and approximately 86.00% of contained silver (see Section 15 for metallurgical testing).

Tailings thickeners, water storage tanks, and miscellaneous reagent and storage facilities are also located in the same process plant area.  A diesel power generation facility is situated on a pad below the plant site to provide a reliable back-up power supply independent of a main 115kV power supply which feeds from the national grid.

Tailings slurry undergoes thickening for water recovery, cyanide detoxification, and is ultimately discharged to the tailings impoundment located in the east watershed outlet downstream of the open pit waste rock storage area.

Based on existing metallurgical tests and mineralogy of the Guadalupe ore overall recovery of Guadalupe ore is expected to be approximately 93.75% of contained gold, and approximately 90.75% of contained silver.  Testing will continue to verify and optimize metal recoveries at Guadalupe during 2010.

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The Project operated at full capacity during the third quarter of 2010, therefore increasing production.  The Palmarejo mine poured its first silver/gold doré on March 30, 2009 and began shipping doré on April 16, 2009.  During the three months ended September 30, 2010 Palmarejo produced 1.5Moz of silver and 29,823oz of gold, representing increases of 41% and 49%, respectively, over the prior quarter.  (Coeur, 10-Q, 11/04/10)

Production for the third quarter of 2010 represented increases of 18.1% and 22.8%, respectively, compared to the third quarter of 2009.  The increase in production levels is primarily due to a 25.7% increase in silver ore grades, and 33.3% increase in gold ore grades as compared to last year’s third quarter.  (Coeur, 10-Q, 11/04/10).  For the year to September 30, 2010, the overall gold grades are in line with forecast however the overall silver grades are below forecast. The underground operations have not yet consistently achieved reserve grades for either silver or gold.  Surface operations have regularly exceeded gold reserve grade but have not yet consistently achieved silver reserve grades.  However, production statistics for 3Q demonstrated that the combined underground and open pit operations exceeded reserve grade.

The Palmarejo quarterly mine production statistics, through 3Q 2010 are presented in Table 19.3.1.  Imperial units were reported by Coeur.  SRK has converted the Imperial units to metric units for reader clarification.  The conversion calculations involve a degree of variation due to rounding.

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Table 19.3.1:  Palmarejo Quarterly Mine Production Statistics (US$M)

Description	3Q 2009	4Q 2009	1Q 2010	2Q 2010	3Q 2010
Standard Units
Underground Operations
Tons Mined	154,845	173,078	180,526	166,381	146,682
Avg Ag Grade (oz/t)	4.88	5.21	4.89	5.13	5.63
Avg Au Grade (oz/t)	0.09	0.08	0.07	0.09	0.1
Surface Operations
Tons Mined	280,530	222,223	313,366	306,246	256,927
Avg Ag Grade (oz/t)	3.82	4.12	2.89	2.03	5.2
Avg Au Grade (oz/t)	0.05	0.04	0.04	0.03	0.07
Combined Operations
Tons Mined	435,375	395,301	493,892	472,627	403,609
Avg Ag Grade (oz/t)	4.20	4.60	3.62	3.12	5.36
Avg Au Grade (oz/t)	0.06	0.06	0.05	0.05	0.08
Metric Units
Underground Operations
Tonnes Mined	140,474	157,015	163,772	150,940	133,069
Avg Ag Grade (g/t)	167.313	178.627	167.656	175.884	193.027
Avg Au Grade (g/t)	3.086	2.743	2.400	3.086	3.429
Surface Operations
Tonnes Mined	254,495	201,599	284,284	277,825	233,083
Avg Ag Grade (g/t)	130.970	141.256	99.085	69.599	178.284
Avg Au Grade (g/t)	1.714	1.371	1.371	1.029	2.400
Combined Operations
Tonnes Mined	394,970	358,615	448,056	428,764	366,152
Avg Ag Grade (g/t)	143.896	157.618	124.149	107.015	183.642
Avg Au Grade (g/t)	2.202	1.972	1.747	1.753	2.774
Processing
Total Tons Milled	410,137	370,276	458,006	457,268	405,742
Avg Ag Recovery Rate	73.40%	67.20%	72.70%	72.50%	69.60%
Avg Au Recovery Rate	94.30%	87.10%	92.10%	87.30%	94.40%
Au Production (oz)	1,275,904	1,184,223	1,300,593	1,070,638	1,506,742
Ag Production (oz)	24,289	20,721	22,577	19,950	29,823

Source:  Coeur Press Release 11/04/10, augmented by SRK.

The Palmarejo mine production statitsics above indicate that underground operations have not yet consistently achieved reserve grades shown in Table 17.2.2 for either silver or gold. Surface operations have regularly exceeded gold reserve grade but have not yet consistently achieved silver reserve grades.

A comparison of the Palmarejo mine production statitsics shown above against the Remaining Life of Mine Production Summary given in table 19.1.1.1, indicate that for the year to 30 September 2010, the overall gold grades are in line with forecast however the overall silver grades are below forecast.

Production costs applicable to sales (including depreciation, depletion and amortization (U.S. GAAP) increased from $43.3 million in 3Q 2009 to $53.8 million in 3Q 2010 (Coeur PR, 11/04/10).

Silver production at the Palmarejo mine during the nine months ended September 30, 2010 was 3.9Moz and gold production was 72,350, compared to 1.9Moz of silver and 34,019oz of gold in

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the nine months ended September 30, 2009.  Cash operating costs and total cash costs per ounce were $4.85 compared to $12.13 in the nine months ended September 30, 2009.  The increase in production and decrease in cash costs per ounce were primarily attributed to a 90.0% increase in tons milled, an 8.7% increase in silver recoveries and a 2.8% increase in gold recoveries as compared to the same period last year which was a partial year of operating activities.  (Coeur, 10-Q, 11/04/10)

Processing plant achieved stability during the third quarter with gold recoveries averaging 94% and silver recoveries remaining at 70% vs. a planned recovery of 86%.  Implementation of a series of enhancements in the third quarter including installation of new pumping capacity, enhanced focus on grind size, optimization of chemical levels and improved blending of ore types are now beginning to make an impact.  Several other improvements such as installation of an additional oxygen plant and changes focused on enhancing carbon stripping and regeneration are underway and expected to lead to further gains.  Production (Coeur, 10-Q, 11/04/10)

19.4                        Markets

The final product shipped from Palmarejo consists of doré ingots weighing approximately 150kg each.  It is estimated that the bars are composed of approximately 96.5% silver, 0.8% gold and 2.69% miscellaneous impurities.  Doré bullion is shipped by armored truck to a refinery.  The relatively pure precious metals are then be sold by the refinery on the open market to a variety of buyers in a number of different industries.  Coeur has no control over the ultimate end use of its gold and silver.

Refined gold and silver produced by the Project are principally sold on a spot basis to precious metals trading banks, such as Mitsui, Mitsubishi, Standard Bank, Auramet, Valcambi and INTL Commodities.  (Coeur, 10-Q, 11/04/10)

19.5                        Contracts

Coeur has numerous business contracts in place to allow day-to-day mining, crushing and processing functions to operate smoothly.  The terms of these contracts, with regard to charges, etc. are all within industry norms.

Per industry norms specific contracts for mining projects are considered sensitive in nature.  Due to the limitations of the information and data contained within the public domain, SRK is unable to comment on the terms of the Project contracts.

19.6                        Environmental Considerations

The results of testing indicate that the majority of the waste rock will not be problematic with respect to acid rock drainage or element leaching.  It is expected that the available neutralizing content of the waste rock will be adequate for neutralizing acid generated and that disposal of the waste rock will largely result in a non-acid forming dump.  However, further testing is required during project development and operations to confirm the expected NAF classification of individual rock types and run of mine waste rock dumps.  This testing is also required to conform with the management and mitigation requirements of existing permitting.

Tests on composite tailings samples yielded classification as non-acid forming (NAF).  Results from multi-element composition and minerals testing indicated the tailings were variously enriched in Ag, Zn, Cd, Pb, Mn, As, Sb and Mo. Zinc and Mn contents ranged up to 12,000mg/kg and 1,600mg/kg respectively.

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With the exception of cyanide-complexing metals, the concentrations of minor-elements were below or close to the respective detection limits.

The project has completed and received key conditional approvals for project construction.  The EIA was approved on May 23, 2006.  This included completion of a Risk Assessment on the project.  The EIA has a term of 13 years and can be extended by application to SEMARNAT.  The required authorizations have also been obtained for Change in Land Use and the Environmental Authorization (SEMARNAT).  The required authorizations from SAMARNAT will expire on December 31, 2016 and is also renewable on application.

The project is authorized for exploration and for construction of an open pit gold and silver mine, and associated cyanide leaching, refining and cyanide detoxification of the tailings prior to discharge into the tailings impoundment (INCO-Air).  With the addition of underground mining and other changes, a permit modification was required.  Coeur requested the corresponding authorization for the EIS modification from SEMARNAT, and received confirmation that no further environmental analysis was required on March 28, 2008.  All necessary access and construction permits are in place.  Palmarejo mine permits have already been granted authorizing open pit gold and silver mining within the area depicted in the EIA.  With the addition of underground mining and other changes, a permit modification was required.  Coeur requested the corresponding authorization for the EIA modification from SEMARNAT, and received confirmation that no further environmental analysis was required on March 28, 2008 and the changes were approved.  All other permits and authorizations required for construction and operation of the Palmarejo mine have been obtained.

From the Change of Use authorization to change soil of forest lands the project has deposited with the Mexican Forestry Fund as environmental compensation, $8,235,314.09 (thirty five thousand three hundred and fourteen Mexican Pesos).  These funds will be used for soil restoration and maintenance in the ecosystem that will be affected by the project.  The change of use of soil in forest lands is only for the surface of 329ha from which forest vegetation will be removed.

The Environmental Authorization for the project requires a restoration program for mining areas that will recover the soil for landscape restitution and restore ecosystem conditions that allow for the area to be inhabitable again for vegetation and animal species that previously lived there.  This program, at a minimum must include:

•                  Activities schedule;

•                  Slope stabilization:

•                  Analysis of landscape’s basic components and interrelated factors,

•                  Geo-morphological analysis that provides guidelines for final landscaping, and

•                  Hydrological analysis (infiltration, surface streams and surface storage).

•                  Natural vegetation characterization stating current vegetation, structure and physiognomy, as well as identification of physiological requirements in order to use this information to select promissory species during restoration activities.

Coeur has adopted a Corporate Environmental Policy, which underpins its commitment to protecting the environment.  The company will operate responsibly to maximize the benefits of a

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modern extractive industry and will conduct its activities in such a manner as to protect the physical environment, its employees and the general public.  This policy can be summarized as ‘Producing and Protecting’.

Coeur’s approach to reclamation in the Palmarejo District will mirror its environmental policy as well as seek to accomplish the following goals:

•                  Comply with Mexican environmental and reclamation laws and regulations;

•                  Where such standards do not exist meet Coeur environmental policy provisions;

•                  Respect the local community’s interest in providing productive post mining land uses that benefit the community;

•                  Return disturbed lands to a safe and stable land form and hydrologic balance; and

•                  The appropriate post-mining land uses would include wildlife habitat and future mineral development.

Coeur will adhere to the above philosophy along with the broad reclamation requirements presented in the SEMARNAT Environmental Authorization and NOM-141-SEMARNAT-2003 (which deals with tailings matters) in developing and implementing the following reclamation objectives:

•                  Stabilization and protection of surficial soil material from wind and water erosion;

•                  Stabilization of steep slopes to provide durable post-mining land forms;

•                  Re-grading to provide rounded landforms and suitable growth media surfaces for natural invasion and re-colonization by native plants;

•                  Physical and chemical stabilization of the site works;

•                  Establishment of long-term, self-sustaining vegetation communities by reseeding and promoting natural invasion (re-colonization) and succession;

•                  Protection of surface and ground water quality including compliance with all water quality standards at closure;

•                  Projection of public health by reducing potential hazards typically associated with mines and mineral processing faculties, and/or restricting access; and

•                  Minimization of long-term maintenance requirements, where feasible.

Coeur conducts an annual review of its potential reclamation responsibilities company wide.  The year-end 2009 preliminary assessment for final reclamation at the Palmarejo mine is estimated at $23.4million.

The Project is located in Chihuahua, an area of Mexico that currently is experiencing high levels of violence.  Security at Coeur’s Palmarejo mine is an important consideration.  High levels of violence in the area could adversely affect their ability to staff the operations at Palmarejo in an optimal fashion, to supply and operate the mine at design capacity and to deliver gold and silver to refiners.  (Coeur, 10-Q, 11/04/10)

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19.7                        Taxes and Royalties

19.7.1              Overview

Companies doing business in Mexico are subject to corporate income tax, value added tax, tax on real property, social security contributions on behalf of their employees, and as from 2008, possibly the flat tax.  Some taxes are levied at the state and municipal levels.  There is no excess profits tax.

A tax reform passed in 2007 includes the introduction of a flat tax to replace the asset tax as from 1 January 2008.  From that date, corporations (including permanent establishments of non-Mexican entities) and individuals will pay the sum of the income tax computed under the Mexican Income Tax Law and the excess of the flat tax over the income tax, if any.  With the implementation of the new tax regime, the asset tax of 1.25% has been abolished.  The asset tax was applicable where a company reported no taxable profits or if the assessed asset tax would be higher than the regular income tax.

Under mandatory profit sharing rules, employers are required to distribute and pay 10% of their “adjusted” taxable income to their employees.  The actual distribution of profits must be paid within 60 days after the corporate income tax return has been filed (and no later than May 31st of the following year).

19.7.2              Taxable Income and Rates

The corporate tax rate is 28%.

A company is resident in Mexico if its place of effective management is in Mexico.  Residents are taxed on their worldwide income.  Companies not domiciled in Mexico are taxed only on their Mexican-sourced income.  Income is deemed to derive from Mexican sources when the assets or activities are in Mexico or when the sales or contracts are carried out in the country, regardless of where title passes.

The gross income of a resident legal entity includes all income received in cash, in kind, in services or in credit, including income derived from abroad.  This includes all profits from operations and income from investments not relating to the regular business of the corporation, and capital gains.

The taxable income on which the corporate income tax rate is applied is the difference between taxable revenue and expenses.  The revenue and expense recognition is on an accrual basis.

Corporate capital gains or losses arising from the sale of fixed assets are treated as ordinary income or losses, taxable at the normal corporate rates.  In calculating the taxable gains arising from the sale of land, buildings, equity shares and other capital interests, companies may apply an official schedule of inflation adjustments to the acquisition cost of the asset.

19.7.3              Foreign Investment Incentives and Restrictions

The Mexican government has curtailed the use of direct tax incentives for investment.  The most significant tax incentive still available is the accelerated depreciation allowance for investments in production facilities, which allows same-year deductions for up to 92% of an investment’s value, which may vary by industry or type of assets.  The accelerated depreciation allowance applies only to new assets.  Many state governments are pursuing foreign investment through state tax incentives.

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Mexico offers no tax holidays for local or foreign investors; the country’s accession to the General Agreement on Tariffs and Trade and to its successor, the WTO, has eliminated nearly all import duty exemptions.  The government has lowered duties dramatically, with trends suggesting further reductions, particularly with respect to US and Canadian trade.

Foreign investment has been simplified by amending the relevant regulations, reducing legal and administrative bureaucracy, reducing local content requirements, modifying ceilings on foreign equity, eliminating most import license requirements and overhauling intellectual property legislation.

Foreign investment is permitted in all areas except those explicitly limited to the Mexican government.  Foreign investors may hold up to 100% of the capital stock of any Mexican corporation or partnership, except in areas limited under the law.  Where an investment is in a classified or regulated sector such as banking, railways or telecommunications, approval is required from the Foreign Investment Commission.

19.7.4              Flat Tax

As mentioned above, the flat tax became effective on 1 January 2008 and replaced the asset tax.

The flat tax is calculated on a cash-flow basis, with the tax base determined by reducing taxable revenue (primarily income derived from the sale of goods, the rendering of independent services and the leasing of tangible goods) with specific deductions.  Interest, salaries and royalty payments are not deductible—with some narrow exceptions (e.g. royalties paid to independent third parties); a credit is granted to partially neutralize the impact of the non-deductible salaries.  Under the flat tax rules, investments and inventory are fully deductible when purchased and paid, rather than being deducted under the depreciation or cost of goods sold rules.  If deductions exceed revenue (“losses”), a credit is granted on such “losses” equal to 16.5% or the applicable rate according to the relevant fiscal year, which may be credited against the IETU in the following years.

Taxpayers first compute their income tax liability and their flat tax liability for a fiscal year.  Because the income tax liability may be credited against the flat tax liability, the flat tax is paid only to the extent it exceeds the income tax (i.e. the flat tax acts as a “minimum tax”).  In contrast to the abolished asset tax, any flat tax paid is not creditable for Mexican income tax purposes in subsequent years.

19.7.5              Deductions

Business expenses are deductible if they are properly documented and supported.  The following deductions are permitted:

•                  Returns received or discounts or rebates granted in the tax year;

•                  Cost of goods sold;

•                  Expenses net of discounts, rebates or returns;

•                  Investments (depreciation on a straight line method, adjusted for inflation);

•                  Bad debt credits and losses from acts of God;

•                  The excess of profit shares over tax-exempt fringe benefits paid to employees;

•                  Contributions for the creation or increase of employee pension or retirement funds; and

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•                  Accrued interest, subject to the thin capitalization rules.

Dividends are neither deductible by the distributing corporation, nor included in the gross income of the recipient (although they are included in the income base for calculating profit sharing).  Other non-deductible items include:

•                  Those that do not meet the formal invoice requirements, income tax or VAT payments;

•                  Interest and inflation adjustments made due to extemporaneous tax payments;

•                  Provisions for employee liability and indemnity reserves; and

•                  Goodwill.

The income tax law aims to recognize the “real” reduction in debt that occurs as a result of inflation and the corollary decrease in the return on assets.  Under the law, any excess of the inflationary reduction in debt over the amount of interest paid out is taxable as an “inflationary profit”, but any excess of the inflationary increase in the value of assets over the return on assets is tax-deductible.  The system treats as interest both foreign-exchange losses and net gains from the sale of financial instruments, such as petro-bonds.

19.7.6              Losses

Tax losses are the difference between taxable income and authorized deductions when the amount of the deductions exceeds the income obtained in a particular fiscal year.  Losses may be carried forward for 10 years.  Losses not carried forward are forfeited.

19.7.7              Capital Gains Taxation

Capital gains arising from the sale of fixed assets, shares and real property are considered normal income and are subject to the standard corporate tax rate.  Mexican law allows the proceeds from the sale of real property, shares and other fixed assets to be indexed to inflation.

19.7.8              Dividends

Dividends paid are non-deductible in computing taxable income, and dividends received are not included in taxable income.  Mexico does not impose a withholding tax on dividends.  Income tax paid by a non-resident company that distributes dividends to another non-resident company, which, in turn, distributes dividends to a Mexican corporation, may be credited against the Mexican corporation’s income tax liability provided the following conditions are satisfied:

•                  The dividend and the income tax are accrued by the Mexican corporation;

•                  The Mexican corporation owns at least 10% of the first-tier company;

•                  The first-tier company owns at least 10% of the second-tier company;

•                  The minimum combined ownership in the second-tier company is 5%; and

•                  The Mexican government has concluded a broad exchange of information agreement with the country where the second-tier company is resident.

19.7.9              Interest

Interest payments to foreign banks resident in tax treaty countries are currently subject to a 4.9% withholding tax.  The rate is 10% if in the absence of a tax treaty.  Financial leases are taxed at 21%.

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19.7.10       Royalties and Fees

Franco-Nevada Royalty Interest

Franco-Nevada holds a 50% gold royalty stream of the gold produced from the Project.  The royalty agreement provides for a minimum obligation to be paid in monthly payments over a total of 400koz of gold, or 4,167oz/mo over an initial eight year period.  Each monthly payment is an amount equal to the greater of the minimum of 4,167oz of gold or 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013).  As of September 30, 2010, payments had been made on a total of 70,764oz of gold with further payments to be made on an additional 329,236oz of gold.  (Coeur, 10-Q, 11/04/10)

After payments have been made on a total of 400koz of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz, adjusted as described above.  Payments under the royalty agreement are to be made in cash or gold bullion.  During the three and nine months ended September 30, 2010, Coeur paid $11.3million and $29.8million, respectively, in royalty payments to Franco-Nevada.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  (Coeur, 10-Q, 11/04/10)

A consideration of $80million, comprised of $75million in cash and special warrants to receive 316,436 Common Shares.  Franco-Nevada acquired from Coeur an interest in 50% of the gold produced from the Project on September 22, 2010, 316,436 special warrants were exercised, without any additional consideration, into 316,436 common shares of Franco-Nevada.

According to information publicly reported by Coeur, total gold production from the Project was 28,823oz in 3Q 2010 and 72,350oz over nine months ended September 30, 2010, the latest period for which information on production for the Project is available.  (Coeur 10-Q, 11/04/10)

The gold stream applies to the majority of the property and includes the Palmarejo, Guadalupe and La Patria deposits.

Unless otherwise noted, signed copies of the agreements summarized below have been reviewed.  The terms and conditions reported below accurately reflect the executed documents reviewed.

Fees

Payments abroad for technical assistance, know-how, use of models, plans, formulae and similar technology transfer are subject to a 25% withholding tax.  Royalties paid to a foreign licenser of patents, trademarks and trade names—without the rendering of technical assistance—are subject to a 28% withholding tax, except where Mexico has a tax treaty with the relevant country.

Business enterprises that make fee or rental payments to individuals for property must withhold a 25% tax on the interest portion of the lease payments.  The tax and a statement including information about the payments made must be filed with tax authorities in February of the following year.

19.7.11       Foreign Income and Tax Treaties

Mexico grants a foreign tax credit for tax paid on income earned from abroad up to certain limits, against the amount of Mexican tax due.

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Mexico has concluded tax treaties with more than 30 countries.  As noted above, Mexico does not tax dividend distributions to non-residents as long as they are paid out of net (i.e. after-tax) income.  Accordingly, the table below does not reflect withholding tax on dividend payments.

19.7.12       Controlled Foreign Companies

Companies, individuals and resident foreigners must pay tax on all earnings from companies or accounts in low-tax jurisdictions.  Foreign-source income is deemed to come from a low-tax jurisdiction if it is not subject to taxation abroad or if it is subject to an income tax that is less than 75% of the income tax computed under Mexican tax legislation.

Passive income (i.e. dividends, interest, royalties and capital gains) derived directly or indirectly by a Mexican resident through a branch, entity or any other legal entity located in a preferential tax regime will be subject to taxation in Mexico in the year in which the income is derived.  Specific rules apply that permit the non-taxation of active income in certain cases.  Taxpayers earning income from a preferential tax regime must file an annual information return in February.

19.7.13       Consolidated Returns

Mexican law allows corporate groups to be taxed on a consolidated basis.  The filing of a consolidated return has significant advantages, most notably the fact that the losses of some group companies may be offset against the profits of others.  Also, dividends paid among companies of the group are not subject to any tax, notwithstanding that dividends do not originate from the UFIN (net-of-tax profit) account.  For tax purposes, a consolidated group consists of the Mexican holding company and the subsidiaries in which it has effective direct or indirect ownership interests in excess of 50% of the voting shares.  Consolidation is on a proportional basis, based on the percentage owned directly or indirectly by the controlling company.  Only companies resident in Mexico may be treated as holding companies.

Consolidated tax returns must be filed in the year following authorization from the SAT.  Once consolidation for tax purposes has been elected, it must be continued for at least five years.

Taxpayers must disclose in the tax report, issued by an independent public accountant, the amount of income tax that has been deferred as a result of electing to file a consolidated tax return.  Failure to disclose this information will result in deconsolidation of the group.

19.7.14       Turnover and Other Indirect Taxes and Duties

A value added tax (IVA) applies to both goods and services at a standard rate of 15%.  Interest on non-business loans and credit card debt is also subject to IVA.  The following are exempt: land and residential buildings, books and newspapers, share transfers, used chattels, tickets and other evidence permitting participation in lotteries, raffles, games of chance and competitions of every nature, national currency, foreign currency and gold and silver pieces, and alienation of goods among non-residents or by a non-resident to a Mexican entity registered in an authorized program to promote exportation of goods.  Exports are exempt, as are supplies for maquiladoras (IMMEX) if specific conditions are satisfied.  Imports are not subject to IVA when used in the manufacture of exports.  Services utilized abroad are subject to the 0% rate on exports of services if the services are contracted and paid by a non-resident with a PE in Mexico.

Companies may credit IVA payments against income or other tax payments; if the excess cannot be credited in its entirety, the taxpayer may apply for a refund.

19-23

Companies must settle IVA on a monthly basis, making the IVA payments for the preceding month.  IVA payments for installment sales may be made when principal and interest payments are actually received, rather than when the sale is invoiced, provided half the purchase prices is paid after six months (35% of the price for final consumer sales).  For imports, IVA is based on customs value plus tariffs.  All companies should demand that IVA payable on their purchases be separated from deductible expenses.

19.8                        Capital Costs

19.8.1              Capital Cost Estimate Palmarejo

The Capital cost estimate for the Palmarejo Project is based on development & construction of a combined open pit & underground mine operation with a supporting plant & infrastructure that will maximize extraction of the ore resource during operations.

Construction capital costs are the full costs associated with initiating and sustaining production over the Life of Mine.  Total Project cost was estimated to be $444.3million.  This is summarized in the Table 19.8.1.1.  Capital costs related to the plant and ancillary facilities are based on construction completed through December 31, 2009 and remaining construction capital expenditures scheduled during 2010.

Table 19.8.1.1:  Palmarejo Construction Capital Cost Estimate

Description	Total Cost ($M)
Direct costs	205.0
Indirect costs	57.5
Other capital	38.8
Construction management cost	2.8
Mining costs	140.2
Total	444.3

As at January 1, 2010, the remaining construction capital expenditure was $34.8million.

Other capital expenditure includes underground development costs and general sustaining capital, etc. and is detailed in Table 19.10.1.  The underground development comprises underground ramp access, development footwall drives, cross-cuts, vertical raises for ventilation and passes for transfer of ore and waste.

The remaining capital development requirements (in lineal meters) are detailed in Table 19.8.1.2 and were used to estimate underground development costs for the Mineable Reserves.

Table 19.8.1.2:  Remaining LoM Development Requirements for Palmarejo Underground Mine

Item	Ramps	Footwall drives	Cross-cuts	Raises/Passes	Total
76 Clavo	1,360	2,040	1,270	510	5,180
108 Clavo	1,780	1,530	1,175	340	4,825
Rosario Clavo	1,090	790	400	230	12,510
Total	4,230	4,360	2,845	1,080	12,515

19-24

As at September 30, 2010 Coeur spent $43.1million at the Project, related to the completion of the tailings facility.  (Coeur, 10-Q, 11/04/10)

19.8.2              Capital Cost Estimate Guadalupe

The Capital cost estimate for the Guadalupe Project is based on development & construction of a combined open pit & underground mine operation with supporting infrastructure that will maximize extraction of the ore resource during operations.  The Guadalupe deposit will be mined as a satellite operation of the Palmarejo mine.  All ore mined at Guadalupe will be transported to Palmarejo for processing at that plant.

Construction capital costs are the full costs associated with initiating and sustaining production over the Life of Mine.  Construction, mine development, and other capital costs required to bring Guadalupe into production are summarized in Table 19.10.1.

The development requirements (in lineal meters) are detailed in Tables 19.1.2.4 and 19.1.2.5 and were used to estimate underground development costs for the Mineable Reserves.

19.9                        Operating Costs

19.9.1              Operating Cost Estimate Palmarejo

Operating costs are summarized in Table 19.9.1.1.  These operating costs are based on current costs as budgeted for 2010.  Open pit mining costs are shown for waste and ore mining.  Underground mining costs are shown for sustaining capital development and ore mining.  Processing cost includes ore processing and tailings disposal.  General and Administrative (G&A) includes all other costs incurred to sustain the operation.

Table 19.9.1.1:  Palmarejo Operating Cost Estimates

Item	Unit	Value
Open Pit Mining Cost	$/t ore	$1.57
Underground Mining Cost	$/t ore	$31.86
Processing Cost	$/t ore	$24.49
G&A Cost	$/t ore	$8.39
Gold Price	$/oz	$850
Silver Price	$/oz	$14.50 (1)
Doré Shipping and Refining	$/oz payable AuEq	$14.41
Mill Recovery Au	%	92.0%
Mill Recovery Ag	%	86.0%
Payable Metal - Au	%	99.75%
Payable Metal - Ag	%	99.50%
Cut-Off Grade for Open Pit Reserve	g/t AuEq	0.99
Cut-Off Grade for UG Reserve	g/t AuEq	2.63

A silver price of $14.00/oz was used for calculation of the gold equivalent factor, $14.50/oz was used for all other calculations

19.9.2              Operating Cost Estimate Guadalupe

Operating costs are summarized in Table 19.9.2.1.  Open pit mining cost includes all stripping and ore mining costs.  Underground mining cost includes sustaining capital development and ore mining costs.  Processing cost includes ore processing and tailings disposal.  G&A includes all other costs incurred to sustain the operation.  All costs are based on actual costs experienced at Palmarejo during 2009 and forecasted for 2010.

19-25

Table 19.9.2.1:  Operating Cost Summary

Item	Costs	Units
Open Pit Mining	$1.57	$/t mined
Cut & Fill Mining	$42.00	$/t mined
Longhole Mining	$34.00	$/t mined
Process Cost	$24.36	$/t processed
Transport Cost*	$2.56	$/t processed
G & A Cost	$2.92	$/t processed

Metal	$/oz	$/g	$/g Recovered
Gold	$850.00	$27.33	$25.62
Silver	$14.50	$0.47	$0.42

Metal	Recovery	Payment	Overall
Gold	93.75%	99.75%	93.52%
Silver	90.75%	99.50%	90.30%

Method	Cut-off	g Au/t
Cut & Fill Mining	Breakeven	2.81
Longhole Mining	Breakeven	2.50
Open Pit Mining	Internal	1.17
Open Pit Mining	Breakeven	1.23

According to Coeur’s Form 10-Q for the period ending September 30, 2010, Table 19.9.2.2 presents operating costs for the Project.

Table 19.9.2.2:  Palmarejo Operating Costs (September 30, 2010)*

Description	Three Months (ending 09/30/10)	Nine Months (ending 09/30/10)
Tons Milled	405,742	1,321,017
Ore grade oz/t Ag	5.33	4.11
Ore grade oz/t Au	0.08	0.06
Recovery/Ag oz	69.6%	71.4%
Recovery/Au oz	94.4%	91.4%
Ag production oz	1,506,742	3,877,972
Au production oz	29,823	72,350
Cash operating costs/oz	$0.15	$4.85
Cash costs/oz	$0.15	$4.85
Total Production Costs/oz	$15.08	$21.24

*Source:  Coeur Form 10-Q, November 4, 2010, augmented by SRK.

The operating costs for 3Q 2010 are above anticipated operating costs as presented in Table 19.9.1.1.

19.10                 Economic Analysis

The economic analysis summarized in Table 19.10.1 demonstrates that the Mineral Reserves are economically viable.  The analysis was undertaken using only Proven and Probable Mineral Reserves assuming revenue based on a gold price of $850/oz and a silver price of $14.50/oz.

The unit cost estimates summarized in Tables 19.9.1.1 and 19.9.2.1 were used to determine life of mine operating costs.

19-26

Table 19.10.1:  Economic Analysis

Mine Production	Unit	Life of Mine
Palmarejo
Open Pit Ore Mined	kt	5,249
Open Pit Ore Au Grade Mined	g/t Au	1.15
Open Pit Ore Ag Grade Mined	g/t Ag	144.4
Underground Ore Mined	kt	5,099
Underground Ore Au Grade Mined	g/t Au	3.43
Underground Ore Ag Grade Mined	g/t Ag	226.3
Guadalupe
Open Pit Ore Mined	kt	276
Open Pit Ore Au Grade Mined	g/t Au	0.33
Open Pit Ore Ag Grade Mined	g/t Ag	130.1
Underground Ore Mined	kt	5,500
Underground Ore Au Grade Mined	g/t Au	1.92
Underground Ore Ag Grade Mined	g/t Ag	156.4
Mill Throughput
Palmarejo	kt	10,349
Ore Grade Au	g/t Au	2.28
Ore Grade Ag	g/t Ag	184.8
Guadalupe	kt	5,776
Ore Grade Au	g/t Au	1.84
Ore Grade Ag	g/t Ag	155.2
Total Ore Processed	kt	16,239
Ore Grade Au	g/t Au	2.11
Ore Grade Ag	g/t Ag	173.4
Metallurgical Recovery Au	%	92.00%
Metallurgical Recovery Au	%	86.00%
Payable Au	oz Au	1,010,905
Payable Ag	oz Ag	77,464,093
Revenue
Gold Price	$/oz	850.00
Silver Price	$/oz	14.50
Gross Revenue	$M	1,123
Refining Costs	$M	27
Net Revenue	$M	1,955
Operating Costs
Palmarejo OP mining cost	$M	137.7
Palmarejo UG mining cost	$M	162.5
Palmarejo G&A	$M	86.8
Guadalupe OP mining cost	$M	6.1
Guadalupe UG mining cost	$M	187
Ore Transport cost Guadalupe to Palmarejo	$M	14.8
Guadalupe G&A	$M	16.9
Processing	$M	397.7
Royalty	$M	96,2
Total Operating Costs	$M	1,105.6
Cash Flow
Operating cash flow	$M	849.7
Palmarejo construction capital	$M	34.8
Palmarejo sustaining capital	$M	33.2
Palmarejo capitalized underground development	$M	18.8
Palmarejo equipment finance lease payments	$M	19.1
Guadalupe construction capital	$M	46.4
Guadalupe sustaining capital	$M	14.2
Guadalupe capitalized underground development	$M	39.9
Palmarejo Reclamation	$M	21.3
Guadalupe Reclamation	$M	2.1
Total Cash Flow (Net Cash Flow)	$M	620.0

(1) Payable metal is 99.75% for gold and 99.5% for silver.

(2) Royalty cost to Franco-Nevada is paid on 50% of the payable Au less $400/oz (indexed at 1% pa after 4 years).  The royalty cost in the table is the net cost to Coeur (the first $80M of royalty is offset by the equivalent purchase payment made by Franco-Nevada).

19-27

As at January 1, 2010, the Mineral Reserves are estimated to generate a pre-tax net cash flow of $620.0million based on future capital expenditure of $231.5million.

The stated Mineral Reserves yield an estimated mine life of approximately 13 years.  The payback period for the estimated capital expenditure of $156.5million during 2010 through 2012, including construction of Guadalupe, is 4.2 years.

The following tables illustrate the impact of changes to the financial performance of the project to changes in a number of operating parameters.  Note that there are no cumulative effects of multiple parameter modifications included in the following tables; only one parameter is altered in each case at the gold and silver prices listed for each case.

Table 19.10.2:  Sensitivity of Project Performance to and Silver Price

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	364.0
$800	$13.50	492.0
$850(base)	$14.50	620.0
$900	$15.50	748.0
$950	$16.50	876.0

Table 19.10.3:  Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	514.7
$800	$13.50	653.7
$850(base)	$14.50	796.3
$900	$15.50	935.3
$950	$16.50	1,077.9

Table 19.10.4:  Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	213.2
$800	$13.50	326.6
$850(base)	$14.50	443.6
$900	$15.50	557.0
$950	$16.50	674.0

19-28

Table 19.10.5:  Sensitivity of Project Performance to a 10% Increase in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	253.4
$800	$13.50	379.6
$850(base)	$14.50	509.4
$900	$15.50	635.6
$950	$16.50	765.4

Table 19.10.6:  Sensitivity of Project Performance to a 10% Decrease in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	474.6
$800	$13.50	600.8
$850(base)	$14.50	730.5
$900	$15.50	856.7
$950	$16.50	986.5

Table 19.10.7:  Sensitivity of Project Performance to a 10% Increase in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	341.0
$800	$13.50	467.0
$850(base)	$14.50	597.0
$900	$15.50	723.0
$950	$16.50	853.0

Table 19.10.8:  Sensitivity of Project Performance to a 10% Decrease in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$750	$12.50	387.0
$800	$13.50	513.3
$850(base)	$14.50	642.9
$900	$15.50	769.3
$950	$16.50	899.0

The net cash flow is most sensitive to grade, then operating cost then capital costs.

19.10.1                               Sensitivity

The sensitivity of the Mineral Reserves to gold and silver prices is shown in Table 19.10.1.1.

Table 19.10.1.1:  Reserves Sensitivity Analysis

Gold Price ($/oz)	Silver Price ($/oz)	kt	Contained koz Au	Contained koz Ag
$750	$12.50	15,686	1,090	89,443
$800	$13.50	16,102	1,101	90,372
$850	$14.50	16,357	1,104	90,758
$900	$15.50	16,520	1,107	91,052
$950	$16.50	16,689	1,110	91,293

19-29

For the range of prices shown in Table 19.10.1.1, the Mineral Reserves vary by up to 4% from the base case gold and silver prices.

19.10.2                               Mine Life

The mine life based on the stated Mineral Reserves is estimated to be approximately thirteen years.

Exploration potential at Palmarejo is excellent and it is believed that much of the Mineral Resources classified as “inferred” could be upgraded to indicated and measured with planned additional drilling from new access provided by the underground and open pit development.  Future drilling programs at Palmarejo will also target discovery of additional new Mineral Resources occurring on the fringes of the deposit and at depth.

In the underground portion of the mine, only incremental capital development is required to provide access to these potential stopes, and the same mining methods and equipment can be used.  As such, if they were brought to a higher classification status by diamond drilling, they could readily be added into the existing reserve.

The open pit area also has recently exposed mineralized targets not identified by previous exploration.  Drilling commenced in 2008 and is ongoing.  The program was designed to further delineate new ore bearing structures within the minable confines of the open pit and to upgrade some or all of existing inferred Mineral Resources to measured and indicated.

Potential exists at the Guadalupe deposit for expansion of Mineral Resource along strike to the northwest and at depth.  There is also upside potential identified in the La Patria prospect area were work in 2009 has identified potential for a low grade disseminated gold system.  Exploration and infill drilling will be conducted in these areas in 2010.

On-going exploration activities have shown that the large claim holdings in the Palmarejo area contain numerous structures capable of hosting similar mineral occurrences to those at the Palmarejo mine and many of the structures remain undrilled or only have a relatively small amount of exploration drilling conducted.

SRK is unable to perform an independent economic analysis, inclusive of LoM plan and because the royalty holder did not receive access to the specific project economic data.

19-30

Figure 19-1:  Isometric View of Guadalupe Deposit

OPEN PIT
MAIN VEIN
LAS ANIMAS

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Isometric View of Guadalupe Deposit
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 · Approved: KG
File Name: Figure_19-1		Figure: 19-1

19-31

Figure 19-2:  Guadalupe Stope Design

AUEQ: numeric value
<1
1
2.49
2.82
10
Original Solid
Waste Blocks
Polygon Defining Stope

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Guadalupe Stope Design
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_19-2		Date: 01/18/2011 Approved: KG Figure: 19-2

19-32

Figure 19-3:  Longsection showing Mining Methods (looking east)

TRANSVERSE
LONGHOLE MINING
CUT&FILL
CUT&FILL

SRK Consulting	Palmarejo Project, Chihuahua State, Mexico	Longsection showing Mining Methods (looking east)		
SRK Project No.: 178600.060	Source: Coeur, 2010			
File Name: Figure_19-3		Date: 01/18/2011	Approved: KG	Figure: 19-3

19-33

Figure 19-4:  Guadalupe Underground Development and Stopes View is looking to the West

Open Pit
North Portal
Guadalupe Norte Clavo
Guadalupe Clavo
Las Animas Clavo

SRK Consulting
Engineers and Scientists

SRK Project No.: 178600.060	Palmarejo Project, Chihuahua State, Mexico	Guadalupe Underground Development and Stopes View is looking to the West
File Name: Figure_19-4	Source: Coeur, 2010	Date: 01/18/2011 Approved: KG Figure: 19-4

19-34

Figure 19-5:  Guadalupe Air Ventilation System Arrangement

Intake Raise #2
135
Middle Portal
116
Ramp #3
85
Air Wall
Intake Raise #1
135
Ramp #4
55
110
South Portal
86
46
Air Door
Ramp #2
50
Ramp #1
Air Door
North Portal
40
55
45
91
44
Note: All number values are in m³/sec
Exhaust
Intake
Orepass
Vent duct
Airflow
Scale 1:12,180
N

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Guadalupe Air Ventilation System Arrangement
SRK Project No.: 178600.060	Source: Coeur, 2010	
File Name: Figure_19-5		Date: 01/18/2011 Approved: KG **Figure: 19-5**

19-35

Figure 19-6:  Proposed Roads Guadalupe

Palmarejo Mine
& Processing Site
Batosegachi
Ejico
Palmarejo
Ejido
Proposed Road
Guazaparez
Ejido
Portal
Agua Salada
Ejido
Guerra al Tirano
Ejido
Current Access Road
Dump
Portal
Portal
LEGEND
N
PROPOSED GUADALUPE SITE LAYOUT
28 JANUARY 2010

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Proposed Roads Guadalupe		
SRK Project No.: 178600.060	Source: Coeur, 2010			
File Name: Figure_19-6		Date: 01/18/2011	Approved: KG	**Figure: 19-6**

19-36

20                                  Interpretation and Conclusions (Item 21)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

The silver and gold mineral deposits in the Palmarejo District are zoned epithermal occurrences hosted in quartz veins and quartz-rich breccia within a package of volcanic and volcano-sedimentary rocks known to host similar occurrences in the Sierra Madre Occidental of northern Mexico.  The style of mineralization is typical of other epithermal precious metal deposits in the range as well as other parts of the world.  Three deposits comprise the Mineral Resources and Reserves cited in this report — Palmarejo, Guadalupe and La Patria — and several other silver and gold mineralized targets exist on the property.

Extensive exploration programs were carried out at the Palmarejo, Guadalupe, and La Patria deposits.  The objective of these programs was to furnish sufficient information to assess the economic viability of these deposits with respect to further development.  The economic assessment process inherently covers areas such as data density, data verification and risk analysis to determine ore body development potential and viability of the resultant Resource estimate.

The QP’s of the Coeur Technical Report have reviewed all geologic, engineering, and environmental data, visited the project sites, completed drill-hole QA/QC verification, and reviewed all independent studies completed up to the effective date of this report.  Data and assumptions used in the estimation of Mineral Resources and Mineral Reserves summarized in this report have also been reviewed by the QP’s of the Coeur Technical Report and they believe that the data are an accurate and reasonable representation of the Palmarejo silver-gold project.

The Mineral Reserves demonstrate the economic viability of the Palmarejo and Guadalupe deposits as combined open pit and underground mine operations delivering ores to the flotation/cyanidation mill to recover gold and silver.  The prefeasibility study work on Guadalupe has progressed to a sufficient level of detail in ore reserve estimation, mine planning, capital and operating costs estimates to warrant inclusion of Guadalup reserves in the mine plan and cash flow projections.

SRK notes that some of the information residing in the public domain generated internally by Coeur, especially Mineral Reserves and Mineral Resources, require NI 43-101 compliance for public disclosure, and as such is assumed to be NI 43-101 compliant.

SRK is not aware of any issues that have not been otherwise disclosed in this report which would materially affect the Project.

20-1

21                                  Recommendations (Items 22)

The following section is excerpted from the Coeur Technical Report 2010, except where noted.  Changes to standardizations have been made to suit the format of this report.

The results of this study demonstrate the economic viability of the Palmarejo deposit as a combined open pit and underground mine using a flotation/cyanidation process to recover gold and silver.

It is recommended that the construction and operation of the Palmarejo mine continue as planned.

•                  The Palmarejo deposit Mineral Resource model is to be refined with all new drill data and by additional domain creation within the mineralized envelopes.  This will be performed by correlating geologic domains with grade domains using sectional interpretation as well as statistical analysis of grade domains.  An MIK method of interpolation should be considered to treat each domain as a separate entity and eliminate the need for grade capping;

•                  A detailed drill spacing analysis will be carried out at Palmarejo and Guadalupe to determine the drill spacing necessary to classify Measured, Indicated, and Inferred Resources.  This will provide optimal drill spacing for additional infill and step out drilling, but also be very useful in the classification related to interpolations at each deposit;

•                  The QPs of this Technical Report believe that the 2009 drilling is critical to converting Inferred status Resources to Measured and Indicated at both Palmarejo and Guadalupe.  For Palmarejo the primary drill targets are extremely distant from the surface and as a result they should be drilled from underground stations.  This will allow the drill targeting to be more accurate and save costs on drilling long holes because the underground development will already be in place; and

•                  Future feasibility work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo.  At present mining rates the Guadalupe deposit has a longer life than what remains at Palmarejo, so studies are needed to examine the feasibility of increasing underground mining rates at Guadalupe such that depletion of the two deposits occurs simultaneously.

SRK makes no further recommendations in regard to the Project or the royalty holder.

21-1

22                                  References (Item 23)

Coeur d’Alene, (January 1, 2010), Palmarejo Project Technical Report

Coeur d’Alene Mines Corporation, (November 4, 2010), A Breakout Year for Silver Gold and Coeur, presentation

Coeur d’Alene Mines Corporation, (November 4, 2010), Form 10-Q, for the period ending September 30, 2010

Coeur d’Alene Mines Corporation, (November 4, 2010), Momentum Builds as Coeur Completes First Full Quarter with All Three New Gold and Silver Mines in Production, press release

http://www.coeur.com/ (2011)

http://www.franco-nevada.com/ (2011)

http://www.metalseconomics.com/ (2011)

http://sedar.com (2011)

http://www2.intierra.com (2011)

22-1

23                                  Glossary

23.1                        Mineral Resources

The Mineral Resources and Mineral Reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (December 2005).  Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

23.2                        Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical,

23-1

economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

23.3                        Glossary

Abbreviations

The following abbreviations are typical to the mining industry and may be used in this report.

Table 23.3.1:  Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared

23-2

Abbreviation	Unit or Term
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/s	liters per second
L/s/m	liters per second per meter
lb	pound
LHD	Long-Haul Dump truck
LOI	Loss On Ignition
LoM	Life-of-Mine
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MDA	Mine Development Associates
mg/L	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
s	second
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)

23-3

Abbreviation	Unit or Term
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility
TSP	total suspended particulates
µm	micron or microns
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
y	year

23-4

Appendix A

Guadalupe Pass 1 Search Ellipse

YE2009 Model  Master1 Vein Au & Ag

Rock Codes and Ellipse Parameters

Interpolation Profiles			Ellipse Rotation ZXZ			Search Ranges			Samples Used
by Metal and Domain	Rock Code	Pass	Az	Ax	Az	X	Y	Z	Max	Min	Max per DDH
M1VNAG1	100,101	1	80	50	90	35	35	10	6	15	2
M1VNAG2	100,101	2	80	50	90	50	50	15	5	15	2
M1VNAG3	100,101	3	80	50	90	95	95	25	1	20	NA
M1VNAU1	100,101	1	80	50	90	35	35	10	5	15	2
M1VNAU2	100,101	2	80	50	90	50	50	15	4	15	2
M1VNAU3	100,101	3	80	50	90	95	95	25	1	20	NA
M2VNAG1	100,101	1	80	50	90	35	35	10	6	20	2
M2VNAG2	100,101	2	80	50	90	50	50	15	4	15	2
M2VNAG3	100,101	3	80	50	90	95	95	25	1	15	NA
M2VNAU1	100,101	1	80	50	90	35	35	10	6	20	2
M2VNAG2	100,101	2	80	50	90	50	50	15	4	15	2
M2VNAG3	100,101	3	80	50	90	95	95	25	1	15	NA
HW_AG1	300	1	75	60	100	50	50	12	5	12	2
HW_AG2	300	2	75	60	100	100	100	20	3	12	2
HW_AG3	300	3	75	60	100	150	150	25	2	12	NA
HW_AU1	300	1	75	60	100	85	57	12	5	12	2
HW_AU2	300	2	75	60	100	114	76	16	3	12	2
HW_AU3	300	3	75	60	100	171	114	24	2	12	NA
FW_AG1	301	1	75	60	100	50	50	12	5	12	2
FW_AG2	301	2	75	60	100	100	100	20	3	12	2
FW_AG3	301	3	75	60	100	150	150	25	2	12	NA
FW_AU1	301	1	75	60	100	85	57	12	5	12	2
FW_AU2	301	2	75	60	100	114	76	16	3	12	2
FW_AU3	301	3	75	60	100	171	114	24	2	12	NA
LAVNAG1	102	1	100	55	80	30	27	7	6	20	2
LAVNAG2	102	2	100	55	80	46	40	10	4	15	2
LAVNAG3	102	3	100	55	80	91	80	15	1	20	NA
LAVNAU1	102	1	100	55	80	30	27	7	6	20	2
LAVNAU2	102	2	100	55	80	46	40	10	4	15	2
LAVNAU3	102	3	100	55	80	91	80	15	1	20	NA
MSTKAG1	20	1	75	50	130	50	85	30	3	15	2
MSTKAG2	200	2	75	50	130	100	170	60	1	15	NA
MSTKAU1	200	1	75	50	160	50	85	30	3	15	2
MSTKAU2	200	2	75	50	160	100	170	60	1	15	NA
LASKAG1	201	1	100	50	130	50	85	30	3	20	2
LASKAG2	201	2	100	50	130	100	170	60	2	20	NA
LASKAU1	201	1	100	50	160	50	85	30	3	20	2
LASKAU2	201	2	100	50	160	100	170	60	2	20	NA
HOSTAG	10	1	75	50	130	50	85	30	2	15	NA
HOSTAU	10	1	75	50	160	97	168	59	2	15	NA

Rock Codes, Rotations, Ranges, and Min & Max Samples used by Domain Profile in Gemcom

Guadalupe Pass 1 Search Ellipse YE2009 Model  Master1 Vein Au & Ag

SRK Consulting Engineers and Scientists	Palmarejo Project, Chihuahua State, Mexico	Guadalupe Pass 1 Search Ellipse YE2009 Model Master1 Vein Au & Ag
SRK Project No.: 178600.060	Source: Coeur, 2010	Date: 01/18/2011 Approved: KG **Appendix A**

Appendix B

Certificate of Author

Item 24

Franco-Nevada Corporation, NI 43-101 Technical Report, Palmarejo Project Royalty, Chihuahua State, Mexico, November 4, 2010.

Dated this 28th Day of January, 2011.

“Signed”

Dr. Neal Rigby, CEng, MIMMM, PhD